

2026 Annual Meeting of Stockholders Notice and Proxy Statement

●

2025 Annual Report on Form 10-K



ARDELYX, INC.
400 Fifth Avenue, Suite 210, Waltham, MA 02451

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 16, 2026

To the Stockholders of Ardelyx, Inc.:

The 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") of Ardelyx, Inc., a Delaware corporation (the "Company") will be held on June 16, 2026 at 8:30 a.m. Eastern Time. The 2026 Annual Meeting will be held entirely online. You will be able to attend the meeting online where you will be able to listen to the meeting live and vote. The 2026 Annual Meeting will be held for the following purposes:

(1) To elect three Class III directors, Robert Bazemore, Muna Bhanji, R.Ph, and Richard Rodgers, each to hold office until the 2029 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified, subject to his or her earlier death, resignation or removal;

(2) To approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs"), as disclosed in the proxy statement accompanying this notice pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission (the "SEC") ("Say-on-Pay");

(3) To approve, on a non-binding, advisory basis, whether a Say-on-Pay vote should occur every one (1) year, every two (2) years or every three (3) years;

(4) To ratify the appointment, by the audit and compliance committee of our board of directors, of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026;

(5) To approve the amendment (the "Equity Plan Amendment") to the Amended and Restated 2014 Equity Incentive Award Plan (as amended, the "Restated Plan") to increase the maximum number of shares of common stock that may be delivered pursuant to awards granted under the Restated Plan by 9,000,000 shares; and

(6) To transact such other business as may properly come before the 2026 Annual Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice of Annual Meeting of Stockholders. Only stockholders who owned the Company's common stock at the close of business on Wednesday, April 22, 2026 may vote at the 2026 Annual Meeting or any adjournments or postponements that take place. A complete list of registered stockholders will be available at our principal executive offices during ordinary business hours for examination by any stockholder of record for a period of ten days ending on the day before the 2026 Annual Meeting.

You are cordially invited to attend the virtual 2026 Annual Meeting online via live audio-only webcast at *www.virtualshareholdermeeting.com/ARDX2026*. Whether or not you plan to attend the 2026 Annual Meeting online, please vote as soon as possible. You may vote via the Internet or by a toll-free telephone number, or by mailing a complete, signed and dated proxy card or voting instruction card in the envelope provided. Please note that any stockholder attending the 2026 Annual Meeting may vote online at the 2026 Annual Meeting, even if the stockholder has already voted via the Internet or by phone or returned a proxy card or voting instruction card by mail.

Our board of directors recommends that you vote "**FOR**" the election of the director nominees named in Proposal No. 1 of the proxy statement, "**FOR**" the approval, on a non-binding, advisory basis, of the Say-on-Pay proposal as described in Proposal No. 2 of the proxy statement, "**EVERY ONE YEAR**" on a non-binding, advisory basis as the frequency of future Say-on-Pay votes as described in Proposal No. 3 of the proxy statement, "**FOR**" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026 as described in Proposal No. 4 of the proxy statement, and "**FOR**" the approval of the Equity Plan Amendment, as described in Proposal No. 5 of the proxy statement.

By Order of the Board of Directors:

/s/ Michael Raab

Michael Raab
Chief Executive Officer

Waltham, Massachusetts
April 29, 2026



ARDELYX, INC.
400 Fifth Avenue, Suite 210
Waltham, MA 02451

PROXY STATEMENT HIGHLIGHTS

The summary below highlights certain information related to topics discussed throughout this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

VIRTUAL ANNUAL MEETING INFORMATION

Date:	Tuesday, June 16, 2026
Time:	8:30 a.m. Eastern Time
Location:	Online at *www.virtualshareholdermeeting.com/ARDX2026*
	Because the Annual Meeting is being held virtually, you will not be able to attend the Annual Meeting in person.
Record Date:	Wednesday, April 22, 2026

HOW TO VOTE

By Internet	By Telephone	By Mail	During the 2026 Annual Meeting
www.proxyvote.com	*Toll-free at 1-800-690-6903*	*Complete and send proxy card by free post*	*Vote during the live webcast*
You may vote at *www.proxyvote.com*, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or voting instruction form. Votes submitted through the Internet must be received by 11:59 p.m. Eastern Time on Monday, June 15, 2026.	You may vote using a touch-tone telephone by calling 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or voting instruction form. Votes submitted by telephone must be received by 11:59 p.m. Eastern Time on Monday, June 15, 2026.	You may submit your vote by completing, signing and dating your proxy card or voting instruction form and returning it in the prepaid envelope. Proxy cards submitted by mail must be received no later than June 15, 2026.	You may vote during the 2026 Annual Meeting by going to: *www.virtualshareholdermeeting.com/ ARDX2026*. You will need the 16-digit control number included on your proxy card or voting instruction form. If you previously voted via the Internet, by telephone, or by mail, that vote will be cancelled if you vote online at the 2026 Annual Meeting.

CAST YOUR VOTE RIGHT AWAY

Please cast your vote on all of the proposals listed below to ensure that your shares are represented.

Proposal	Board Recommendation
(1) Election of the Class III directors.	**FOR each nominee**
(2) Advisory vote to approve the compensation paid to our NEOs.	**FOR**
(3) Advisory vote on the frequency of an advisory vote to approve NEO compensation.	**EVERY ONE YEAR**
(4) Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.	**FOR**
(5) Approval of the Equity Plan Amendment.	**FOR**

STOCKHOLDER VOTE REQUESTED: AMENDMENT TO AMENDED AND RESTATED 2014 EQUITY INCENTIVE AWARD PLAN PROPOSAL

Our stockholders are being asked to approve an amendment to the Restated Plan to increase the shares reserved for issuance under the Restated Plan by 9,000,000 shares. This increase is essential to our continued success as we scale our operations and commercialize our products. In an intensely competitive labor market, equity compensation remains our most vital tool for attracting, motivating, and retaining the industry-leading talent necessary to drive our business forward. By providing our directors and employees with an ownership stake, we ensure their interests are directly aligned with those of our stockholders, focusing our entire team on the delivery of long-term stockholder value.

With this Equity Plan Amendment, our projected overhang is expected to reach approximately 26.3%, which is in-line with our overhang rate for the prior three years and is a reflection of our disciplined history of share management, including our avoidance of equity financing transactions and larger issuance of shares of our stock, which has protected stockholders from ongoing dilution. The "evergreen" provisions of the Restated Plan were previously removed, ensuring stockholders have a direct vote on all share reserve increases. As a result, stockholder approval of this amendment is critical to ensure we can continue to appropriately utilize equity to attract top talent and incentivize our workforce.

Reasons to Vote FOR the Equity Plan Amendment

- **Fuel Strategic Growth:** Secure the necessary share reserve to support our continued growth and optimization of our commercial and pipeline development efforts through 2027.

- **Attract and Retain Top Talent:** Help ensure we remain competitive in a high-demand labor market by offering equity incentives that are essential for recruiting and retaining industry-leading professionals.

- **Align Employee and Stockholder Interests:** Broad-based equity participation fosters an "owner's mindset" across the entire organization, directly linking employee rewards to long-term stockholder value.

- **Stockholder Dilution Protection:** Our overhang remains steady and is a result of our disciplined equity management and commitment to transparency, including our avoidance of equity financing transactions and larger issuance of shares of our stock. The removal of the "evergreen" provisions ensures you have a direct vote on all share increases rather than allowing automatic, hidden dilution.

- **Support Responsible Governance:** The Restated Plan, inclusive of the Equity Plan Amendment, incorporates a broad range of compensation and governance best practices, as more fully described under "*Other Key Features of the Restated Plan (including the Equity Plan Amendment)*" below.

Our board of directors strongly recommends a vote **FOR** this proposal to provide the Company with the necessary resources to sustain our growth momentum through 2027 and beyond.

GOVERNANCE AND EXECUTIVE COMPENSATION HIGHLIGHTS

We are committed to maintaining strong corporate governance and executive compensation practices, and we regularly review such practices to build on our success and drive long-term stockholder value. The highlights of our corporate governance and executive compensation practices include the following:

Governance Highlights	
All of our directors are independent, other than Michael Raab, our chief executive officer.	We have an independent chairperson on our board of directors who is separate from the chief executive officer position.
We have 100% independence among members of each committee of our board of directors.	All of our directors attended at least 75% of board and committee meetings in 2025, and on average, our directors had a 95% attendance rate.
We seek annual advisory approval of NEO compensation by our stockholders.	We do not have a stockholder rights plan, a takeover defense commonly referred to as a "poison pill."
Our board of directors and each of its committees conduct periodic self-evaluations.	We conduct regular executive sessions of independent directors at meetings of our board of directors.
We believe all of our directors' commitments align with stockholders and market best practices.	We have adopted robust corporate governance guidelines, which are published on our website at *https://ir.ardelyx.com/governance-and-financials*.

Executive Compensation Practices	
We are committed to our pay-for-performance compensation program, with significant ratio of target compensation opportunities allocated to at-risk, variable incentives.	We have double-trigger (versus single-trigger) vesting of outstanding equity awards in connection with a change in control, unless equity awards are not assumed.
We have market-competitive target pay levels benchmarked against a comparable set of peer companies to maintain competitiveness of our pay program.	We do not offer our executive team any substantially enhanced benefits or perquisites when compared with our overall employee population.
We use multiple incentive plan metrics covering key financial, scientific, operational, strategic, and people goals that align with our value creation strategy.	We maintain a minimum stock ownership policy applicable to our executive officers and directors in order to help align their long-term interests with those of our stockholders.
We utilize both short- and long-term incentives to balance risk and reward.	We do not permit hedging or pledging of company stock.
We allow the compensation and leadership development committee full negative discretion to reduce incentives.	We do not permit repricing of outstanding stock options without stockholder approval.
We maintain a compensation recoupment (clawback) policy in compliance with applicable Nasdaq Stock Market rules.	We do not provide for excise tax gross ups.
We regularly assess the risk of our compensation program.	We provide no guarantees for increases to annual compensation.

STOCKHOLDER ENGAGEMENT

We view stockholder engagement as a core part of effective corporate governance and regularly conduct outreach to understand stockholder perspectives on governance, executive compensation and disclosures. Our management team, as well as our board of directors, the nominating and corporate governance committee of our board of directors, and the compensation and leadership development committee of our board of directors, consider stockholder feedback, along with input from other stakeholders and advisors, when evaluating governance and compensation actions in the best interests of the Company and its stockholders. For example, in 2026, we updated the committee composition for both the nominating and corporate governance committee and compensation and leadership development committee in response to stockholder input, to broaden the different classes of directors represented on the nominating and corporate governance committee. The Company also considered stockholder feedback when designing and implementing a minimum stock ownership policy for executive officers and directors, which was approved by our board of directors in late 2025. In addition, in alignment with stockholder feedback, we previously removed the "evergreen" provision from the Restated Plan, ensuring stockholders have a direct vote on all share reserve increases.

We expect to continue outreach following the filing of this proxy statement with the SEC to seek support for the 2026 Annual Meeting proposals and to solicit feedback on governance and compensation matters of importance to our stockholders.

TABLE OF CONTENTS

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PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 16, 2026

**IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 16, 2026**

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are available on our website at www.ardelyx.com and at *www.proxyvote.com*. The references to our web address contained in this proxy statement do not constitute incorporation by reference of the information contained at or available through our website.

Unless the context requires otherwise, in this proxy statement, the terms "Ardelyx," "we," "us," "our" and "the Company" refer to Ardelyx, Inc.

QUESTIONS AND ANSWERS REGARDING THE PROXY MATERIALS AND THE VOTING PROCESS

Why am I receiving these proxy materials?

We have delivered paper proxy materials to you because the board of directors of Ardelyx is soliciting your proxy to vote at the 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") or any adjournments that take place. The 2026 Annual Meeting will be held online on June 16, 2026 at 8:30 a.m. Eastern Time via live audio-only webcast at *www.virtualshareholdermeeting.com/ARDX2026*. As a stockholder, you are invited to attend the 2026 Annual Meeting online and are requested to vote on the proposals described in this proxy statement. However, you do not need to attend the 2026 Annual Meeting to vote.

What is included in the proxy materials?

The proxy materials include:

- This proxy statement, which includes information regarding the proposals to be voted on at the 2026 Annual Meeting, the voting process, corporate governance, the compensation of our directors and certain executive officers, and other required information;

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025; and

- The proxy card or a voting instruction card for the 2026 Annual Meeting.

The proxy materials are being mailed on or about May 1, 2026, and are available at www.ardelyx.com.

Who can vote at the 2026 Annual Meeting?

Only stockholders of record at the close of business on April 22, 2026 (the "Record Date") will be entitled to vote at the 2026 Annual Meeting. On this Record Date, there were 247,029,387 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on April 22, 2026, your shares were registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, then you are a stockholder of record. As a stockholder of record, you may vote online at the 2026 Annual Meeting or vote by proxy. Whether or not you plan to attend the 2026 Annual Meeting, please vote as soon as possible via the Internet, by telephone or by mail as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, at the close of business on April 22, 2026, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the 2026 Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. If you are a beneficial owner of shares registered in the name of your broker, bank, dealer or other similar organization, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote via the Internet or telephone as instructed by your broker or other agent. To vote online at the 2026 Annual Meeting, you must obtain a valid proxy from your broker or other agent. Follow the instructions from your broker or other agent included with these proxy materials, or contact your broker or bank to request a proxy form. In order to login to the online 2026 Annual Meeting, you will need the unique account number which appears in your proxy materials and the instructions that accompanied the proxy materials. In the event that you do not have a control number, please contact your broker, bank, or other nominee as soon as possible so that you can be provided with a control number.

What proposals are scheduled for a vote?

There are five proposals scheduled for a vote at the 2026 Annual Meeting:

- Proposal No. 1 – To elect three Class III directors, Robert Bazemore, Muna Bhanji, R.Ph and Richard Rodgers, each to hold office until the 2029 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified, subject to his or her earlier death, resignation or removal;

- Proposal No. 2 – To approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs") pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission (the "SEC") ("Say-on-Pay");

- Proposal No. 3 – To approve, on a non-binding, advisory basis, whether a Say-on-Pay vote should occur every one (1) year, every two (2) years or every three (3) years;

- Proposal No. 4 – To ratify the appointment, by the audit and compliance committee of our board of directors, of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026; and

- Proposal No. 5 – To approve the Equity Plan Amendment (the "Equity Plan Amendment") to the Amended and Restated 2014 Equity Incentive Award Plan (as amended, the "Restated Plan") to increase the maximum number of shares of common stock that may be delivered pursuant to awards granted under the Restated Plan by 9,000,000 shares.

How do I vote?

For Proposal No. 1, you may either vote "**FOR**" all nominees to the board of directors or you may "**WITHHOLD**" your vote for any nominee you specify. For Proposal Nos. 2, 4 and 5, you may either vote "**FOR**" or "**AGAINST**" or you may abstain from voting. For Proposal No. 3, you may vote "**EVERY ONE YEAR**," "**EVERY TWO YEARS**" or "**EVERY THREE YEARS**" or you may abstain from voting.

The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote online at the virtual 2026 Annual Meeting or vote via the Internet, by telephone or by mail. Whether or not you plan to attend the 2026 Annual Meeting online, please vote as soon as possible to ensure your vote is counted. You may still attend the 2026 Annual Meeting online and vote online even if you have already voted by proxy.

- **By attending the 2026 Annual Meeting online**. You may vote online at the 2026 Annual Meeting by attending the 2026 Annual Meeting online via live audio-only webcast at *www.virtualshareholdermeeting.com/ARDX2026*.

- **To vote by proxy via the Internet or by telephone**. You may submit your proxy by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.

- **To vote by proxy by mail**. You may submit your proxy by mail by completing and signing your proxy card and mailing it in the enclosed envelope. Your shares will be voted as you have instructed.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, dealer, or other similar organization, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted.

Alternatively, you may vote via the Internet or by telephone as instructed by your broker or other agent. To vote online at the 2026 Annual Meeting, you must obtain a valid proxy from your broker or other agent. Follow the instructions from your broker or other agent included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of the Company's common stock you owned as of April 22, 2026.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "**FOR**" the election of each nominee for director (Proposal No. 1), "**FOR**" the approval, on a non-binding, advisory basis, of the Say-on-Pay proposal (Proposal No. 2), "**EVERY ONE YEAR**" on a non-binding, advisory basis as the frequency of future Say-on-Pay votes (Proposal No. 3), "**FOR**" the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026 (Proposal No. 4) and "**FOR**" the approval of the Equity Plan Amendment (Proposal No. 5). If any other matter is properly presented at the 2026 Annual Meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors, officers, and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors, officers, and employees will not be paid any additional compensation for soliciting proxies. We have engaged Sodali & Co. ("Sodali") as the proxy solicitor for the 2026 Annual Meeting for an approximate fee of $25,000 plus fees for additional services, if needed. We have also agreed to reimburse Sodali for its reasonable out-of-pocket expenses.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must return each proxy card.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the 2026 Annual Meeting. If you are the stockholder of record of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy, bearing a date later than the date of the original proxy.

- You may send a timely written notice, bearing a date later than the date of the original proxy, that you are revoking your proxy to the Company's Chief Legal Officer at the following email address: general-counsel@ardelyx.com.

- You may attend the virtual 2026 Annual Meeting and vote online. Simply attending the 2026 Annual Meeting online will not, by itself, revoke your proxy.

If your shares are held in "street name" by your broker or other agent, you should follow the instructions provided by your broker or agent to change your vote.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present in attendance online or represented by proxy at the virtual 2026 Annual Meeting. On the Record Date, there were 247,029,387 shares outstanding and entitled to vote. Accordingly, the holders of 123,514,694 shares must be present at the 2026 Annual Meeting to have a quorum. Your shares will be counted toward the quorum at the 2026 Annual Meeting only if you vote online at the meeting or you submit a valid proxy vote.

Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement. If there is no quorum, the chairperson of the meeting or the holders of a majority in voting power of the stockholders entitled to vote at the meeting or represented by proxy may adjourn the 2026 Annual Meeting to another date.

How are votes counted?

With respect to the election of directors (Proposal No. 1), you may vote "**FOR**" or "**WITHHOLD**" authority to vote for each of the nominees for the board of directors. If you "**WITHHOLD**" authority to vote with respect to one or more director nominees, your vote will have no effect on the election of such nominees. Broker non-votes will have no effect on the election of the nominees.

With respect to the Say-on-Pay proposal (Proposal No. 2), you may vote "**FOR**," "**AGAINST**" or "**ABSTAIN**." Abstentions and broker non-votes will have no effect on the vote for this proposal.

With respect to the frequency of the Say-on-Pay vote (Proposal No. 3), you may vote for "**EVERY ONE YEAR**," "**EVERY TWO YEARS**," "**EVERY THREE YEARS**" or you may "**ABSTAIN**." Abstentions and broker non-votes will have no effect on the vote for this proposal.

With respect to the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026 (Proposal No. 4), you may vote "**FOR**," "**AGAINST**" or "**ABSTAIN**." Abstentions and broker non-votes will have no effect on the vote for this proposal.

With respect to the approval of the Equity Plan Amendment (Proposal No. 5), you may vote "**FOR**," "**AGAINST**" or "**ABSTAIN**." Abstentions and broker non-votes will have no effect on the vote for this proposal.

Votes will be counted by the Inspector of Elections appointed for the 2026 Annual Meeting. The Inspector of Elections will separately count "**FOR**" votes for the election of directors (Proposal No. 1), "**FOR**" and "**AGAINST**" votes, abstentions and, if any, broker non-votes for the approval, on a non-binding, advisory basis, of the Say-on-Pay (Proposal No. 2), votes for "**EVERY ONE YEAR**," "**EVERY TWO YEARS**," and "**EVERY THREE YEARS**" for the non-binding, advisory frequency of future Say-on-Pay votes (Proposal No. 3), "**FOR**" and "**AGAINST**" votes, abstentions and, if any, broker non-votes for the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026 (Proposal No. 4) and "**FOR**" and "**AGAINST**" votes, abstentions and, if any, broker non-votes for the Equity Plan Amendment (Proposal No. 5).

If your shares are held by your broker or other agent as your nominee (that is, held beneficially in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker or other agent to vote your shares. If you do not give voting instructions to your broker or other agent, your broker or other agent can only vote your shares with respect to "routine" matters (as described below).

What are "broker non-votes"?

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as "non-routine" matters. Proposal No. 1 to elect directors, Proposal No. 2 to approve the Say-on-Pay, Proposal No. 3 to approve the frequency of Say-on-Pay votes and Proposal No. 5 to approve the Equity Plan Amendment are "non-routine" matters, but Proposal No. 4 to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2026 is a "routine" matter.

How many votes are needed to approve each proposal?

- Proposal No. 1 – To elect three Class III directors, Robert Bazemore, Muna Bhanji, R.Ph and Richard Rodgers, each to hold office until the 2029 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified, subject to his or her earlier death, resignation or removal. Directors shall be elected by a plurality of the votes cast, which means that the three nominees receiving the most "**FOR**" votes (from the votes of shares present in attendance online or represented by proxy and entitled to vote on the election of directors) will be elected. "**WITHHOLD**" votes and broker non-votes will not be counted towards the vote total for this proposal.

- Proposal No. 2 – To approve, on a non-binding, advisory basis, the Say-on-Pay proposal. The Say-on-Pay proposal requires the affirmative vote of the majority of the votes cast (excluding abstentions and broker non-votes), which means the number of shares voted "**FOR**" the proposal must exceed the number of shares voted "**AGAINST**" such proposal. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

- Proposal No. 3 – To approve, on a non-binding, advisory basis, whether a Say-on-Pay vote should occur every one (1) year, every two (2) years or every three (3) years. The approval on the frequency of future Say-on-Pay votes requires that the option of every one year, every two years or every three years that receives the affirmative vote of the majority of the votes cast (excluding abstentions and broker non-votes) will be determined to be the stockholders' recommended frequency for future advisory votes on executive compensation. If none of the frequency alternatives (one year, two years or three years) receives a majority vote, the Company will consider the frequency that receives the highest number of votes by stockholders to be the frequency that has been selected by its stockholders. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

- Proposal No. 4 – To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026 requires the affirmative vote of the majority of the votes cast (excluding abstentions and broker non-votes), which means the number of shares voted "**FOR**" the proposal must exceed the number of shares voted "**AGAINST**" such proposal. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal. Because Proposal No. 4 is considered a "routine" matter, no broker non-votes are expected in connection with this proposal.

- Proposal No. 5 – To approve the Equity Plan Amendment to increase the number of shares reserved under the Restated Plan. This proposal requires the affirmative vote of the majority of the votes cast (excluding abstentions and broker non-votes), which means the number of shares voted "**FOR**" the proposal must exceed the number of shares voted "**AGAINST**" such proposal. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

Because votes on Proposals No. 2 and 3 are advisory, they will not be binding on the board of directors, the compensation and leadership development committee of the board of directors or the Company. With respect to Proposal No. 2, the board of directors will review the voting results and take them into consideration when making future decisions about executive compensation. With respect to Proposal No. 3, the board of directors may decide that it is in the best interests of the Company and its stockholders to hold a stockholder advisory vote on executive compensation more or less frequently than the option recommended by stockholders.

How do I attend the Virtual Annual Meeting?

This year's Annual Meeting will be held entirely online. Stockholders of record as of April 22, 2026 will be able to attend and participate in the 2026 Annual Meeting online via live audio-only webcast at *www.virtualshareholdermeeting.com/ARDX2026*. You will be able to vote your shares electronically via the Internet and submit questions online during the meeting by logging in to the website listed above and using the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting.

Even if you plan to attend the 2026 Annual Meeting online, we recommend that you also vote by proxy as described herein so that your vote will be counted if you decide not to attend the 2026 Annual Meeting.

Access to the Audio Webcast of the 2026 Annual Meeting. The live audio webcast of the 2026 Annual Meeting will begin promptly at 8:30 a.m. Eastern Time. Online check-in will begin at 8:15 a.m. Eastern Time and should allow ample time for the check-in procedures. We encourage our stockholders to access the meeting prior to the start time.

Log in Instructions. To attend the online 2026 Annual Meeting, you will need to login at *www.virtualshareholdermeeting.com/ARDX2026*. To attend the 2026 Annual Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials.

Voting. You may vote online during the 2026 Annual Meeting. To do so, go to *www.virtualshareholdermeeting.com/ARDX2026* and have available the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials.

Submitting Questions During the Virtual 2026 Annual Meeting. During the 2026 Annual Meeting, you will be able to submit questions in the question box provided at *www.virtualshareholdermeeting.com/ARDX2026*. We will respond to as many inquiries at the 2026 Annual Meeting as time allows.

Technical Assistance. Beginning 15 minutes prior to the start of and during the virtual 2026 Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter difficulties accessing the virtual 2026 Annual Meeting during check-in or meeting time, please call the technical support number that will be posted on the 2026 Annual Meeting website log-in page.

How can I find out the results of the voting at the 2026 Annual Meeting?

We will disclose final voting results in a Current Report on Form 8-K filed with the SEC within four business days after the 2026 Annual Meeting. If final voting results are unavailable at that time, then we intend to file a Current Report on Form 8-K to disclose preliminary voting results and file an amended Current Report on Form 8-K within four business days after the date the final voting results are available.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in the proxy materials for the 2027 Annual Meeting of Stockholders, your proposal must be submitted in writing by January 1, 2027 to the Company's Corporate Secretary at Ardelyx, Inc., 400 Fifth Avenue, Suite 210, Waltham, Massachusetts 02451. However, if the meeting is more than 30 days before or after June 16, 2027, then the deadline will be a reasonable time before we begin to print and mail our proxy materials for that meeting.

If you wish to submit a proposal before the stockholders or nominate a director at the 2027 Annual Meeting of Stockholders, but you are not requesting that your proposal or nomination be included in the proxy materials for that meeting, then you must follow the procedures set forth in our Amended and Restated Bylaws and, among other things, notify the Company's Corporate Secretary in writing between February 16, 2027 and March 18, 2027. However, if the date of the 2027 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after June 16, 2027, notice must be received, not more than the 120th day prior to the date of the 2027 Annual Meeting of Stockholders, and not later than the 90th day prior to the date of the 2027 Annual Meeting of Stockholders or, if later, the 10th day following the day on which public disclosure of the date of the 2027 Annual Meeting of Stockholders is first made. You are also advised to review our Amended and Restated Bylaws, which contain additional requirements regarding advance notice of stockholder proposals and director nominations. In addition to satisfying the foregoing requirements under our Amended and Restated Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no later than 60 days prior to the anniversary of the previous year's annual meeting (no later than April 17, 2027 for the 2027 Annual Meeting of Stockholders). If the date of the 2027 Annual Meeting of Stockholders is changed by more than 30 days from the anniversary of the 2026 Annual Meeting, then notice must be provided by the later of 60 days prior to the date of the 2027 Annual Meeting of Stockholders or the 10th calendar day following the day on which public disclosure of the date of the 2027 Annual Meeting of Stockholders is first made.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our board of directors is divided into three classes. Each class consists of, as nearly as possible, one-third of the total number of directors, and each class has a three-year term. Except as otherwise provided by law, vacancies on the board of directors may be filled only by individuals elected by a majority of the remaining directors. A director elected by the board of directors to fill a vacancy in a particular class, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

Our board of directors currently consists of eight directors divided into the following three classes:

- The Class III directors are Robert Bazemore, Muna Bhanji, R.Ph and Richard Rodgers, and their terms will expire at the 2026 Annual Meeting of Stockholders;

- The Class I directors are William A. Bertrand, Jr., Esq., Onaiza Cadoret-Manier and Merdad Parsey, M.D., Ph.D., and their terms will expire at the 2027 Annual Meeting of Stockholders; and

- The Class II directors are David Mott and Michael Raab, and their terms will expire at the 2028 Annual Meeting of Stockholders.

Our current Class III directors, Robert Bazemore, Muna Bhanji, R.Ph and Richard Rodgers, have each been nominated to serve as Class III directors and have agreed to stand for election.

If the nominees for Class III are elected at the 2026 Annual Meeting, then each nominee will serve for a three-year term expiring at the 2029 Annual Meeting of Stockholders, and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. Our directors are elected by a plurality of the votes cast. If a choice is specified on the proxy card by a stockholder, the shares will be voted as specified. If a choice is not specified on the proxy card, and authority to do so is not withheld, the shares will be voted "**FOR**" the election of the three nominees for Class III above. If any of the nominees becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for the nominee will instead be voted for the election of a substitute nominee proposed by our management or the board of directors. Each person nominated for election has agreed to serve if elected. Our management has no reason to believe that any nominee will be unable to serve.

The following is a brief biography and discussion of the specific attributes, qualifications, experience and skills of each nominee for director and each director whose term will continue after the 2026 Annual Meeting, including information with respect to their ages as of March 31, 2026. Our board of directors and management encourage each nominee for director and each continuing director to attend the 2026 Annual Meeting.


**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH
OF THE THREE CLASS III NOMINEES FOR DIRECTOR.**


CLASS III NOMINEES FOR DIRECTOR - *To be elected for a three-year term expiring at the 2029 Annual Meeting of Stockholders*

Robert Bazemore, age 58, has served on our board of directors since June 2016. Mr. Bazemore served as President and Chief Executive Officer and a director of Epizyme, Inc., a biopharmaceutical company, from September 2015 until the company was acquired by Ipsen S.A. (Euronext: IPN; ADR: IPSEY) in August 2022. Prior to joining Epizyme, Mr. Bazemore served as Chief Operating Officer of Synageva BioPharma Corp., a biopharmaceutical company, which was acquired by Alexion Pharmaceuticals, a pharmaceutical company and subsidiary of AstraZeneca Plc (NYSE: AZN), in July 2015. Prior to that, Mr. Bazemore was President of Janssen Biotech, part of the Janssen Pharmaceutical Companies of Johnson & Johnson (NYSE: JNJ). Mr. Bazemore currently serves on the board of directors of Nuvation Bio, Inc. (NYSE: NUVB) and Akari Therapeutics, PLC (Nasdaq: AKTX). Mr. Bazemore received his B.S. in Biochemistry from the University of Georgia. We believe that Mr. Bazemore is qualified to serve on our board of directors due to his significant life science industry experience, including as a chief executive officer, and service on the boards of directors of life sciences companies.

Muna Bhanji, R.Ph, age 63, has served on our board of directors since March 2021. Ms. Bhanji has served as the founder and principal of Tiba Global Access, LLC, an independent senior advisory practice focused on commercialization and market access strategy development, since January 2021. Ms. Bhanji previously served in roles of increasing responsibility at Merck & Co. (NYSE: MRK) between 1986 and January 2021, including as Senior Vice

President, Global Market Access from 2010 until 2021 and as Senior Vice President, Hospital & Specialty Franchises from 2014 until 2017. Ms. Bhanji currently serves on the boards of directors of Veracyte, Inc. (Nasdaq: VCYT), Cytokinetics Incorporated (Nasdaq: CYTK), Intellia Therapeutics (Nasdaq: NTLA), Lumanity, a life sciences consulting firm, and Corus International, an international humanitarian organization committed to poverty alleviation. Ms. Bhanji also serves on the advisory group of Conquer AI, an artificial intelligence software company. Ms. Bhanji received her B.Sc. in Pharmacy from the Rutgers School of Pharmacy and her M.B.A. from Saint Joseph's University. We believe that Ms. Bhanji is qualified to serve on our board of directors due to her extensive U.S. and global commercial and operational experience within the pharmaceutical industry.

Richard Rodgers, age 59, has served on our board of directors since March 2014. From March 2010 until August 2013, Mr. Rodgers was co-founder, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Tesaro, Inc., a biopharmaceutical company, which was acquired by GlaxoSmithKline plc (LSE/NYSE: GSK) in January 2019. Mr. Rodgers previously served as the Chief Financial Officer of Abraxis BioScience, Inc., a biotechnology company, from June 2009 to February 2010. Prior to that, Mr. Rodgers served as Senior Vice President, Controller and Chief Accounting Officer of MGI PHARMA, Inc., a biopharmaceutical company, from 2004 until its acquisition by Eisai Co. Ltd. (OTC: ESALF) in January 2008. Mr. Rodgers has held finance and accounting positions at several private and public companies, including Arthur Andersen & Co. Mr. Rodgers currently serves as a director of Novavax, Inc. (Nasdaq: NVAX) and Opus Genetics, Inc. (Nasdaq: IRD). Mr. Rodgers received a B.S. in Financial Accounting from St. Cloud State University and his M.B.A. in Finance from the University of Minnesota, Carlson School of Business. We believe that Mr. Rodgers is qualified to serve on our board of directors due to his financial background, significant industry experience, and service on other boards of directors of publicly-traded life sciences companies.

CLASS I DIRECTORS - *To continue in office until the 2027 Annual Meeting of Stockholders*

William Bertrand, Jr., Esq., age 61, has served on our board of directors since October 2015. From March 2017 to November 2025, Mr. Bertrand served as the Chief Operating Officer at Adaptimmune Therapeutics Plc (Nasdaq: ADAP). From October 2015 to September 2016, Mr. Bertrand served as the Executive Vice President, General Counsel of Infinity Pharmaceuticals, Inc. (Nasdaq: INFI). From July 2013 to August 2015, Mr. Bertrand held a variety of positions with Salix Pharmaceuticals, Ltd., a biopharmaceutical company, including Senior Vice President, General Counsel, Acting Chief Operating Officer, and most recently, General Manager of Salix Pharmaceuticals following its acquisition by Valeant Pharmaceuticals International, now known as Bausch Health Companies Inc. (NYSE: VRX), in April 2015. Prior to that, Mr. Bertrand completed a 12-year career at MedImmune Limited, a biotechnology company and subsidiary of AstraZeneca Plc (NYSE: AZN), serving in numerous roles of increasing responsibility, including as Executive Vice President and General Counsel from 2008 to 2013. In December 2025, Mr. Bertrand joined the boards of directors of LevelBlue, a cybersecurity company, and Unplugged & Uncorked Inc., a wine distribution business. Mr. Bertrand received his B.S. in Biology from Wayne State University and his J.D. from the University of Wisconsin-Madison. We believe that Mr. Bertrand is qualified to serve on our board of directors due to his legal and compliance background and significant life science industry experience.

Onaiza Cadoret-Manier, age 62, has served on our board of directors since March 2020. Ms. Cadoret-Manier has served as the Chief Executive Officer, President and Board Member of Yemaya Bio, a biotechnology company, since March 2024. From March 2022 to March 2024, Ms. Cadoret-Manier served as Chief Global Product Strategy and Operations Officer at Ionis Pharmaceuticals (Nasdaq: IONS), and from January 2020 to March 2022, Ms. Cadoret-Manier served as Chief Corporate Development and Commercial Officer at Ionis Pharmaceuticals. Prior to that, Ms. Cadoret-Manier was the Chief Commercial Officer for GRAIL, Inc. (Nasdaq: GRAL), an early detection genomics company, from June 2018 until June 2019. Prior to GRAIL, from April 2011 until June 2018, she was Vice President of the Respiratory Franchise at Genentech, Inc. , a biopharmaceutical company. Ms. Cadoret-Manier also has held multiple senior management positions overseeing corporate strategy, alliances, and marketing and sales for numerous disease areas for Genentech, Pfizer Inc. (NYSE: PFE) and Amylin Pharmaceuticals, all of which are biopharmaceutical companies. Ms. Cadoret-Manier served on the board of directors of Ventyx Biosciences from January 2023 until its acquisition by Eli Lilly and Company (NYSE: LLY) in March 2026. She has an M.B.A. from the University of Chicago and a bachelor's degree in economics and accounting from City University of New York Queens College. We believe that Ms. Cadoret-Manier is qualified to serve on our board of directors due to her extensive commercial and strategic operational experience with life sciences companies.

Merdad Parsey, M.D., Ph.D., age 63, has served as a member of our board of directors since April 2025. Dr. Parsey served as the Chief Medical Officer of Gilead Sciences, Inc. (Nasdaq: GILD) from November 2019 until April 2025. From October 2015 to November 2019, Dr. Parsey served as Senior Vice President of early clinical development at Genentech, Inc., a biopharmaceutical company Prior to Genentech, Dr. Parsey served as President and Chief Executive Officer of 3-V Biosciences Inc. (now Sagimet BioSciences Inc. (Nasdaq: SGMT)), held development roles at Sepracor Inc., Regeneron Pharmaceuticals, Inc., and Merck & Co., Inc., each a pharmaceutical company, and was Assistant Professor of Medicine and Director of Critical Care Medicine at the New York University School of Medicine. He currently serves on the board of directors for Arrivent Biopharma (Nasdaq: AVBP). Additionally, Dr. Parsey previously served on the boards of directors of Sagimet Biosciences (Nasdaq: SGMT) Arcus Biosciences, Inc. (NYSE: RCUS) and the Gilead Foundation, a nonprofit organization focused on health equity. Dr. Parsey received his B.S. in microbiology and biochemistry from the University of Maryland and his M.D. and Ph.D. in immunology from the University of Maryland at Baltimore. He completed his internal medicine residency at Stanford University and his pulmonary and critical care fellowship at the University of Colorado. We believe Dr. Parsey is well-suited to serve on our board of directors due to his years of experience in clinical drug development and his extensive scientific and medical experience.

CLASS II DIRECTORS - *To continue in office until the 2028 Annual Meeting of Stockholders*

David Mott, age 60, has served on our board of directors since March 2009 and as the chairperson of the board of directors since March 2014. Mr. Mott is currently Chief Executive Officer and Chief Investment Officer of Sphinx Mountain Capital LLC, a family office investment business, and, from February 2020 through August 2025, was a private investor through Mott Family Capital. From 2008 to 2020, Mr. Mott was a general partner of New Enterprise Associates, one of the world's largest venture capital firms, which invests in companies across all stages in healthcare and technology. At NEA, Mr. Mott led the healthcare investing practice with a personal focus within biotechnology. Mr. Mott served as President and Chief Executive Officer and Vice Chairman of MedImmune Limited from 2000 through 2008, during which he led the sale of the company to AstraZeneca Plc (NYSE: AZN) in June 2007 for $15.6 billion. He joined MedImmune in 1992 and, prior to becoming Chief Executive Officer in 2000, served in various senior roles, including Chief Operating Officer, Chief Financial Officer, and Head of Business Development and Strategy. Mr. Mott currently serves as the chairperson of the board of directors for Novavax, Inc. (Nasdaq: NVAX) and is a member of several non-profit organizations. Mr. Mott holds a Bachelor of Arts degree from Dartmouth College. We believe that Mr. Mott is qualified to serve on our board of directors due to his extensive experience in the life sciences industry as a senior executive, his investment experience, strategic leadership track record and service on other boards of directors of life sciences companies.

Michael Raab, age 61, has served as our President and Chief Executive Officer since March 2009 and as a director since 2008. From 2002 to 2009, Mr. Raab was a partner at New Enterprise Associates, an investment firm focused on venture capital and growth equity investments, where he focused on investments in the biotechnology and pharmaceutical sectors. Prior to joining NEA, Mr. Raab spent 15 years in commercial and operating leadership roles in the biotechnology and pharmaceutical industries, including serving as Senior Vice President, Therapeutics and General Manager of the Renal Division at Genzyme Corporation, a biotechnology company. Mr. Raab also spent two years with Genzyme's diagnostic products and services division. Before Genzyme, Mr. Raab held business development and sales and marketing positions at Repligen Corporation (Nasdaq: RGEN), a life sciences company, and Bristol-Myers Squibb Company (NYSE: BMY). Mr. Raab currently serves as a director of Tempest Therapeutics (Nasdaq: TPST) and as a member of the Emerging Companies Section Governing Board and the Health Section Governing Board as well as a member of the Executive Committee of the Biotechnology Innovation Organization. He is also a founding member and the secretary of The Midsized Biotech Alliance of America. In addition, Mr. Raab served as a member of the board of directors of Amicus Therapeutics, Inc. (Nasdaq: FOLD) from 2004 and as its chairperson of the board of directors from March 2024 until its acquisition by BioMarin Pharmaceutical Inc. in April 2026. Mr. Raab received a B.A. from DePauw University. We believe Mr. Raab is qualified to serve on our board of directors based on his role as our President and Chief Executive Officer, his senior management experience in the life sciences sector, his investment experience and his current and past service on other boards of directors of public companies.

BOARD AND CORPORATE GOVERNANCE MATTERS

Board Composition

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Mr. Raab, qualify as "independent" directors in accordance with the Nasdaq listing requirements. Mr. Raab is not considered independent because he is an employee of our company. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees, and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director and director nominee that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's and each nominee's business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors, nominees for election to our board of directors or our executive officers.

As described more fully below, the board of directors has also determined that each current member of the compensation and leadership development committee, the audit and compliance committee and the nominating and corporate governance committee meets the independence standards applicable to those committees prescribed by Nasdaq and the SEC.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

The nominating and corporate governance committee of our board of directors continues to believe that our classified board structure is in the best interests of our business and stockholders, and provides a prudent protection given our size and stage of growth. In light of the operational challenges, complexity and long-term nature of our industry, three-year terms help promote continuity by ensuring that at any given time, a majority of our board of directors has meaningful experience with and knowledge of our business and strategic objectives, while enabling new directors to benefit from the institutional knowledge of continuing directors. In addition, because approximately one-third of our directors stand for election each year, a classified board can help protect and potentially maximize stockholder value by providing additional time to respond to hostile or potentially unfair takeover attempts. While it does not preclude unsolicited proposals, we believe it encourages potential acquirors to negotiate with our board of directors, allowing the Company to evaluate alternatives to maximize stockholder value. A classified board remains subject to fiduciary duties under the General Corporation Law of the State of Delaware and accountable to stockholders, and our board of directors has adopted measures to promote accountability, including our code of business conduct and ethics and regular self-evaluations. Because we maintain as equal a number of directors in each class as possible, a majority of our board of directors stands for election over any two-year period. As of our most recent peer assessment in March 2026, a majority of companies in our peer group had classified boards. Furthermore, a FactSet analysis of U.S. public biotechnology and pharmaceutical companies showed that 77% utilized classified boards as of mid-2025. For companies valued between $200 million and $2 billion, that figure rose to 86%. Our board of directors continues to periodically evaluate whether this structure remains in the best interests of our business and stockholders.

Leadership Structure of the Board

Our Amended and Restated Bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chairperson of the board of directors and chief executive officer and/or the implementation of a lead independent director in accordance with its determination that utilizing one or the other structure would be in the best interests of our Company. Mr. Mott currently serves as the chairperson of the board of directors. In that role, Mr. Mott presides over the executive sessions of the board of directors in which Mr. Raab does not participate and serves as a liaison to Mr. Raab and management on behalf of the board of directors. This structure allows Mr. Raab to focus on day-to-day operations as Chief Executive Officer and allows Mr. Mott to lead independent oversight and advisory functions in his fundamental role as chairperson of the board of directors. We believe this approach strengthens non-management and independent director involvement in oversight, agenda-setting and establishing priorities for the work of the board of directors, without affecting the risk oversight function of the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of the Board in Risk Oversight Processes

General Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit and compliance committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit and compliance committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related-persons transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation and leadership development committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Cybersecurity Governance

Our board of directors also considers cybersecurity risk as part of its risk oversight function and has delegated to the audit and compliance committee oversight of cybersecurity and other information technology risks, including oversight of management's implementation of our cybersecurity risk management program, maintaining a strategic role in coordinating cyber risk initiatives and policies, and confirming their efficacy.

The audit and compliance committee receives annual reports from management on our cybersecurity posture. In addition, management updates the audit and compliance committee where it deems appropriate regarding any cybersecurity incidents it considers to be significant or potentially significant.

The audit and compliance committee and our management team take steps to stay informed about and monitor efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us and alerts and reports produced by security tools deployed in the IT environment.

Meetings of the Board of Directors and Committees

During 2025, the board of directors met 11 times, the audit and compliance committee met five times, the compensation and leadership development committee met six times and the nominating and corporate governance committee met two times. In that year, each director attended at least 75% of the aggregate number of meetings of the board of directors and the committees on which they served, and on average, our directors had a 95% attendance rate. As required under Nasdaq rules and regulations, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Audit and Compliance Committee

Our audit and compliance committee oversees our corporate accounting and financial reporting process, the audits of our financial statements, cybersecurity risk and our compliance with legal and regulatory requirements. Among other matters, the audit and compliance committee:

- appoints our independent registered public accounting firm;

- evaluates the independent registered public accounting firm's qualifications, independence and performance;

- determines the engagement of the independent registered public accounting firm;

- reviews and approves the scope of the annual audit and the audit fee;

- discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

- discusses with management and the independent registered public accounting firm the effectiveness of internal control over financial reporting;

- approves the retention of the independent registered public accounting firm to perform any proposed permissible audit and non-audit services;

- monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

- is responsible for reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

- reviews our critical accounting policies and estimates;

- is responsible for being knowledgeable about the content and operation of our global compliance program and exercising oversight over its implementation and effectiveness;

- maintains a strategic role in coordinating cyber risk initiatives and policies, and confirming their efficacy; and

- reviews the audit and compliance committee charter and the committee's performance.

In 2025, Messrs. Rodgers, Bertrand and Mott served as members of the audit and compliance committee, and they comprise the current members of our audit and compliance committee. Mr. Rodgers serves as the chairperson of the committee. Each of the members of the committee during 2025 met, and each of the current members of our audit and compliance committee meets, the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Mr. Rodgers is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of the members of our audit and compliance committee during 2025 was, and each of the current members of our audit and compliance committee is, an "independent director" under the heightened independence standards under the applicable rules of Nasdaq. Our audit and compliance committee has been established in accordance with the rules and regulations of the Exchange Act. The audit and compliance committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. A copy of the audit and compliance committee charter, as amended to date, is available to security holders on the Company's website at https://ir.ardelyx.com/corporate-governance.

Compensation and Leadership Development Committee

Our compensation and leadership development committee reviews and recommends policies relating to compensation and benefits of our officers, employees and directors. The compensation and leadership development committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers, other than the chief executive officer, based on such evaluations. In addition, the compensation and leadership development committee oversees succession planning for the chief executive officer and other executive officers, and the company's strategies, policies and practices with respect to human capital management and talent development. The compensation and leadership development committee also periodically reviews the compensation of directors and makes recommendations to the board of directors. The board of directors retains the authority to determine and approve, upon the recommendation of the compensation and leadership development committee, the compensation of the chief executive officer and our board of directors. Our executive officers submit proposals to the board of directors and compensation and leadership development committee regarding our executive and director compensation. The compensation and leadership development committee's charter permits it to delegate its authority and responsibilities to a subcommittee of compensation and leadership development committee members, to the extent consistent with our amended and restated certificate of incorporation and Amended and Restated Bylaws.

The compensation and leadership development committee also approves grants of stock options and other awards under our stock plans. The compensation and leadership development committee has delegated authority to the chief executive officer to grant stock options to purchase shares of common stock and restricted stock units under our Restated Plan to existing employees, with such individual grants to be consistent with equity grant guidelines provided by our compensation consultant and approved by the compensation and leadership development committee, and new non-senior management team employees. The compensation and leadership development committee reviews and evaluates, at least annually, the performance of the compensation and leadership development committee and its members, including compliance of the compensation and leadership development committee with its charter.

In 2025, Messrs. Mott, Bazemore and Rodgers and Ms. Bhanji served as members of the compensation and leadership development committee. Messrs. Mott, Bazemore and Rodgers and Ms. Cadoret-Manier comprise the current members of our compensation and leadership development committee. Mr. Mott serves as the chairperson of the committee. Each of the members of our compensation and leadership development committee during 2025 was, and each of the current members of our compensation and leadership development committee is, an "independent director" under the applicable rules and regulations of The Nasdaq Global Market and a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation and leadership development committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. A copy of the compensation and leadership development committee charter, as amended to date, is available to security holders on the Company's website at https://ir.ardelyx.com/corporate-governance.

For fiscal year 2025, the compensation and leadership development committee retained Pearl Meyer & Partners, LLC ("Pearl Meyer"), a national executive compensation consulting firm, to conduct market research and analysis on our various executive positions, assist the committee in developing appropriate incentive plans for our executives on an annual basis, provide the committee and our board of directors with advice and ongoing recommendations regarding material executive compensation decisions, provide the committee with advice regarding appropriate compensation for our non-employee directors and review compensation proposals of management. In compliance with the disclosure requirements of the SEC regarding the independence of compensation consultants, Pearl Meyer addressed each of the six independence factors established by the SEC with the compensation and leadership development committee. Its responses affirmed the independence of Pearl Meyer on executive and director compensation matters. Based on this assessment, the compensation and leadership development committee determined that the engagement of Pearl Meyer did not raise any conflicts of interest or similar concerns. The compensation and leadership development committee also evaluated the independence of other outside advisors to the compensation and leadership development committee, including outside legal counsel, considering the same independence factors and concluded their work for the compensation and leadership development committee does not raise any conflicts of interest.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The nominating and corporate governance committee also oversees the evaluation of the board of directors and its various committees and the assignment and rotation of directors to the various committees.

In 2025, Mr. Bertrand, Ms. Cadoret-Manier and Dr. Parsey served as members of the nominating and corporate governance committee, with Dr. Parsey's service beginning in June 2025. In 2026, in response to stockholder feedback, we revised the composition of the committee to broaden the different classes of directors represented on the committee. Mr. Bertrand, Ms. Bhanji and Dr. Parsey comprise the current members of our nominating and corporate governance committee. Mr. Bertrand serves as the chairperson of the committee. Each of the members of our nominating and corporate governance committee during 2025 was, and each of the current members of our nominating and corporate governance committee is, an "independent director" under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. A copy of the nominating and corporate governance committee charter, as amended to date, is available to security holders on the Company's website at https://ir.ardelyx.com/corporate-governance.

Governance Policies and Principles

Certain Relationships and Related Party Transactions

To enable us to act in the best interest of our stockholders, our board of directors has adopted a related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions.

Policies and Procedures for Related Party Transactions

Our related party transaction policy covers, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit and compliance committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the extent of the related person's interest in the transaction.

The following is a description of transactions either entered into since January 1, 2025 or entered into prior to January 1, 2025 which have continuing obligations and to which we have been a party, in which the amount involved exceeds or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest:

- *Indemnification Agreements and Directors' and Officers' Liability Insurance.* We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by the General Corporation Law of the State of Delaware, including indemnification of expenses such as attorneys' fees, judgments, penalties, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at https://ir.ardelyx.com/corporate-governance. We expect that any substantive amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Attendance at Annual Meetings

Our board of directors has a policy of encouraging director attendance at our annual meetings of stockholders, but attendance is not mandatory. Our board of directors and management team encourage all of our directors to attend the 2026 Annual Meeting. All of our then-serving directors attended our 2025 Annual Meeting of Stockholders.

Stockholder Communications with the Board of Directors

A stockholder may communicate with the board of directors, or an individual director, by sending written correspondence to the Company's Chief Legal Officer at Ardelyx, Inc., 400 Fifth Avenue, Suite 210, Waltham, Massachusetts 02451. The Chief Legal Officer will review such correspondence and forward it to the board of directors, or an individual director, as appropriate.

Compensation Committee Interlocks and Insider Participation

During 2025, Messrs. Mott, Bazemore and Rodgers and Ms. Bhanji served as members of our compensation and leadership development committee. None of Messrs. Mott, Bazemore and Rodgers and Ms. Bhanji has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation and leadership development committee of any entity that has one or more executive officers on our board of directors or compensation and leadership development committee.

Prohibition on Hedging, Pledging and Similar Transactions

We have adopted an Insider Trading Compliance Policy governing the purchase, sale and other dispositions of our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Insider Trading Compliance Policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025.

All employees, officers, members of our board of directors and certain consultants of the Company are subject to our Insider Trading Compliance Policy. The policy prohibits the covered individuals from purchasing or selling any of our securities while in possession of material nonpublic information ("MNPI").

Our Insider Trading Compliance Policy also prohibits covered individuals, including our NEOs, from (i) making short sales of our securities, (ii) engaging in transactions in puts, calls or other options or derivative instruments related to our securities, (iii) engaging in any hedging or similar transaction designed to decrease the risks associated with holding our securities and (iv) purchasing our securities on margin or pledging our securities as collateral.

Board Qualification Standards and Selection Criteria

Our nominating and corporate governance committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) and in recommending candidates for election, the nominating and corporate governance committee, and in approving (and, in the case of vacancies, appointing) such candidates, the board of directors, will take into account many factors, including the following:

- personal and professional integrity;
- ethics and values;
- experience in corporate management, such as serving as an officer or former officer of a publicly held company;
- experience in the industries in which we compete;
- variety of expertise and experience in substantive matters pertaining to our business relative to other board members;
- conflicts of interest; and
- practical and mature business judgment.

Our nominating and corporate governance committee also considers numerous other qualities, skills and characteristics when evaluating director nominees, including whether the nominee has specific strengths that would augment existing skills and experience of the board, such as expertise and experience in healthcare commercialization and reimbursement, public policy, and finance and capital markets, and whether the nominee brings key perspectives or leadership experience as a board member or executive of another publicly held company. Our nominating and corporate governance committee may identify nominees using professional search firms that may utilize proprietary screening techniques to match candidates to the specific criteria of our nominating and corporate governance committee.

Currently, our board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its qualifications and experience in these various areas. Our nominating and corporate governance committee will consider director candidates recommended by stockholders and will evaluate such candidates using the same criteria applied to other candidates on a case-by-case basis. Our nominating and corporate governance committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for board membership, based on the comprehensive criteria for board membership approved by our board of directors. Stockholders wishing to recommend a candidate for membership on our board of directors for the next fiscal year should follow the procedures described in this proxy statement under the headings "When are stockholder proposals due for next year's annual meeting?" and "Stockholder Communications with the Board of Directors."

STOCKHOLDER ENGAGEMENT

We view stockholder engagement as a core part of effective corporate governance and regularly conduct outreach to understand stockholder perspectives on governance, executive compensation and disclosures. Our management, as well as our board of directors, the nominating and corporate governance committee of our board of directors, and the compensation and leadership development committee of our board of directors, consider stockholder feedback, along with input from other stakeholders and advisors, when evaluating governance and compensation actions in the best interests of the Company and its stockholders. For example, in 2026, we updated the committee composition for both the nominating and corporate governance committee and compensation and leadership development committee in response to stockholder input, to broaden the different classes of directors represented on the nominating and corporate governance committee. The Company also considered stockholder feedback when designing and implementing a minimum stock ownership policy for executive officers and directors, which was approved by our board of directors in late 2025. In addition, in alignment with stockholder feedback, we previously removed the "evergreen" provision from the Restated Plan, ensuring stockholders have a direct vote on all share reserve increases.

We expect to continue outreach following the filing of this proxy statement with the SEC to seek support for the 2026 Annual Meeting proposals and to solicit feedback on governance and compensation matters of importance to our stockholders.

NON-EMPLOYEE DIRECTOR COMPENSATION

Our board of directors periodically reviews our non-employee director compensation program in consultation with Pearl Meyer and has amended and restated the program from time to time based on recommendations provided by Pearl Meyer. In April 2025, our board of directors adopted the Fourth Amended and Restated Non-Employee Director Compensation Program (the "Director Compensation Program"). The Director Compensation Program provides for cash retainers and equity compensation for members of our board of directors who are not employed by us. We do not provide compensation to directors who are employees under the Director Compensation Program. Retainers are paid to our non-employee directors on or about the date of our annual stockholders meeting or, in respect of non-employee directors appointed to our board of directors after the annual stockholders meeting, on the date of appointment but pro-rated to reflect the number of months (rounded up to the next whole month) remaining until the next annual stockholders meeting.

Under the Director Compensation Program, our non-employee directors receive an annual retainer of $50,000. Any non-employee chairperson receives an additional annual cash retainer in the amount of $37,500. Non-employee directors receive additional annual retainers of $10,000 for serving on the audit and compliance committee (or $20,000 for serving as the chair of the audit and compliance committee), $7,500 for serving on the compensation and leadership development committee (or $15,000 for serving as the chair of the compensation and leadership development committee) and $5,000 for serving on the nominating and corporate governance committee (or $10,000 for serving as the chair of the nominating and corporate governance committee). In December 2025, our board of directors adopted the Fifth Amended and Restated Non-Employee Director Compensation Program, which amends the Director Compensation Program to increase the retainer for any non-employee chairperson to $40,000.

Under the Director Compensation Program, each newly appointed or elected non-employee director is automatically granted an equity award comprised of stock options and restricted stock units, with the split of such awards determined by the board of directors, such that the aggregate grant date fair market value is $450,000, but the maximum number of shares does not exceed 200,000 shares of our common stock. In addition, each non-employee director who has been serving on our board of directors for at least six months as of the date of any annual meeting of our stockholders and who will continue to serve as a non-employee director immediately following such meeting automatically is granted an equity award comprised of stock options and restricted stock units, with the split of such awards determined by the board of directors, such that the aggregate grant date fair market value of the awards is $300,000, but the maximum number of shares does not exceed 100,000 shares of our common stock. Each option has an exercise price per share equal to the closing trading price of our common stock on the date of grant or, if the date of grant is not a trading day, the immediately preceding trading day. Each initial non-employee director stock option vests and becomes exercisable as to 1/36th of the shares underlying the option on each monthly anniversary of the grant date, subject to the non-employee director's continued service on our board of directors through the applicable vesting date. Each annual non-employee director stock option vests and becomes exercisable as to 1/12th of the shares underlying the option on each monthly anniversary of the grant date, subject to accelerated vesting immediately prior to the next annual stockholders meeting, in each case, subject to the non-employee director's continued service on our board of directors through the applicable vesting date. The initial non-employee director restricted stock units will vest as to 1/12th of the shares on each Company-designated quarterly restricted stock unit vest date, and the restricted stock units comprising part of any annual non-employee director grant will vest as to 1/4th of the shares on each Company-designated quarterly restricted stock unit vest date. Further, under the Director Compensation Program, the board may provide each director with the opportunity to defer the issuance of shares underlying any of the restricted stock units that would otherwise be issued to the director in connection with the vesting or grant of the restricted stock units until the earliest of: (i) a fixed date properly elected by the director, (ii) the termination of the director's service or (iii) a change in control.

The Director Compensation Program also provides that all outstanding equity awards that are held by a non-employee director will become fully vested and/or exercisable as of immediately prior to the consummation of a change in control.

The Director Compensation Program includes the opportunity for non-employee directors to elect to receive fully vested restricted stock unit awards in lieu of cash retainers. The number of restricted stock units is calculated by dividing the aggregate amount of the cash retainer by the closing trading price of a share of our common stock on the date of grant, rounded down to the nearest whole restricted stock unit. For 2025, each of Messrs. Bertrand, Mott and Rodgers and Dr. Parsey elected to receive a restricted stock unit award in lieu of their respective 2025 annual cash retainers as calculated pursuant to the preceding sentence.

Members of our board of directors are also reimbursed for reasonable travel and other out-of-pocket expenses.

2025 Director Compensation Table

The following table sets forth information for the year ended December 31, 2025 regarding the compensation awarded to, earned by or paid to our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Total ($)
Robert Bazemore	57,500	149,999	149,387	356,886
William Bertrand, Jr., Esq.	70,000[2]	149,999	149,387	369,386
Muna Bhanji, R.Ph	57,500	149,999	149,387	356,886
Onaiza Cadoret-Manier	55,000	149,999	149,387	354,386
David Mott	112,500[2]	149,999	149,387	411,886
Richard Rodgers	77,500[2]	149,999	149,387	376,886
Merdad Parsey, M.D., Ph.D.[3]	55,000[2]	225,000	223,349	503,349

(1) The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the equity awards granted to the non-employee members of our board of directors during 2025 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock option reported in this column are set forth in Note 13 to the audited financial statements included in our Annual Report on Form 10-K filed on February 19, 2026. The amounts reported in this column exclude the impact of estimated forfeitures related to service-based vesting provisions. Note that amounts reported in this column reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the directors from equity awards. Pursuant to the Director Compensation Program, in June 2025, each of our non-employee directors other than Dr. Parsey was granted an annual option to purchase 54,059 shares of our common stock with an exercise price per share of $3.61 and 41,551 restricted stock units. Pursuant to the Director Compensation Program, on April 28, 2025, Dr. Parsey received (i) 42,056 restricted stock units and (ii) an initial option to purchase 54,610 shares of our common stock with an exercise price per share of $5.35.

The following table sets forth for the number of shares of our common stock subject to outstanding restricted stock units and options held by each of our non-employee directors as of December 31, 2025:

Name	Shares Subject to Outstanding Options	Number of Unvested Restricted Stock Units Outstanding
Robert Bazemore	404,834	20,775
William Bertrand, Jr., Esq.	394,834	20,775
Muna Bhanji, R.Ph	307,226	20,775
Onaiza Cadoret-Manier	342,194	20,775
David Mott[a]	369,834	20,775
Richard Rodgers	294,834	20,775
Merdad Parsey, M.D., Ph.D.	54,610	31,541

(a) Includes options to purchase 95,000 shares of our common stock that Mr. Mott holds for the benefit of entities associated with New Enterprise Associates.

(2) Pursuant to the Director Compensation Program, each of Messrs. Bertrand, Mott and Rodgers and Dr. Parsey elected to receive a fully vested restricted stock unit award in lieu of their respective 2025 annual cash retainers. The fully vested restricted stock unit awards consisted of 19,390, 31,163, 21,468 and 15,235 fully-vested restricted stock units for Messrs. Bertrand, Mott and Rodgers and Dr. Parsey, respectively. The number of restricted stock units issued was calculated by dividing the annual retainer otherwise payable in cash at the 2025 Annual Meeting of Stockholders as reported in this column by $3.61, which was the closing trading price of our common stock on the date of the 2025 Annual Meeting of Stockholders, rounded down to the nearest whole restricted stock unit. The value of the cash fees the non-employee directors would have received had they not elected to receive stock awards is reported in this column.

(3) Dr. Parsey was appointed to our board of directors, effective April 28, 2025.

PROPOSAL NO. 2
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

In accordance with Section 14A of the Exchange Act, we are providing stockholders an opportunity to cast a non-binding, advisory vote to approve the compensation of our NEOs (sometimes referred to as a "Say-on-Pay" vote). Accordingly, you have the opportunity to vote "**FOR**" or "**AGAINST**" or to "**ABSTAIN**" from voting on the following non-binding resolution at the 2026 Annual Meeting of Stockholders:

> "Resolved, that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the accompanying compensation tables and the related narrative disclosure in the proxy statement."

At our 2025 Annual Meeting of Stockholders, approximately 92% of stockholders voting on the Say-on-Pay proposal voted in favor of our executive compensation program.

In deciding how to vote on this proposal, you are encouraged to review the accompanying compensation tables and the related narrative disclosure. As described in detail in the sections titled "Compensation Discussion and Analysis" and "Compensation Philosophy and Process," our compensation programs are designed to reward, motivate, attract and retain top talent by rewarding performance based upon achievement of pre-approved annual goals and objectives. A portion of each NEO's compensation is contingent upon overall corporate performance as well as specific performance metrics particular to each NEO's position and consistent with the NEO's role on the management team. We believe that our compensation programs align the interests of our NEOs with those of our stockholders and provide motivation for high performance levels from our NEOs.

Vote Required

Approval, on a non-binding, advisory basis, of the compensation of our NEOs, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, requires the affirmative vote of the majority of votes cast (excluding abstentions and broker non-votes). Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

While your vote on this proposal is advisory and will not be binding on the board of directors, the compensation and leadership development committee, the Company and the board of directors value the opinions of the stockholders on executive compensation matters and will take into consideration the outcome of the vote when making future executive compensation decisions, to the extent they can determine the cause or causes of any significant negative voting results. Unless the board of directors modifies its determination on the frequency of future Say-on-Pay advisory votes, the next Say-on-Pay advisory vote will be held at the 2027 Annual Meeting of Stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers as of April 20, 2026.

Name	Age	Position(s)
Michael Raab	61	President, Chief Executive Officer and Director
Susan Hohenleitner[1]	55	Chief Financial Officer
Felecia Ettenberg	55	Chief Legal Officer
Rajani Dinavahi, M.D.	50	Chief Medical Officer
John Bishop, Ph.D.[2]	64	Chief Technical and Quality Officer
Laura Williams, M.D., M.P.H.[3]	63	Chief Patient Officer
Michael Kelliher	49	Chief Business Officer
Eric Foster	51	Chief Commercial Officer
James Brady	55	Chief Human Resources Officer

(1) Ms. Hohenleitner, who started in October 2025, was appointed as the Company's Chief Financial Officer and Principal Financial Officer, effective November 4, 2025.

(2) Dr. Bishop began serving as the Company's Chief Technical Operations Officer, effective July 1, 2025. His title was changed to Chief Technical and Quality Officer, effective January 23, 2026.

(3) Dr. Williams began the transition into her new role as Chief Patient Officer in April 2025 and continued to serve as Chief Medical Officer until Edward Conner, M.D. was appointed Chief Medical Officer on August 7, 2025. Dr. Conner subsequently resigned from his position, effective December 31, 2025, and Dr. Williams resumed serving as interim Chief Medical Officer in addition to her duties as Chief Patient Officer until Rajani Dinavahi, M.D. was appointed Chief Medical Officer, effective April 1, 2026.

The following biographical information is furnished with regard to our executive officers as of March 31, 2026:

Mr. Raab's biographical information is included above under "Class II Directors."

Susan Hohenleitner has served as our Chief Financial Officer since November 2025. Prior to joining the Company, Ms. Hohenleitner held positions of increasing responsibility at Johnson & Johnson (NYSE: JNJ) from February 1997 to October 2025, where she led multiple finance organizations in areas such as supply chain, innovation, commercial, business development, investor relations, acquisitions and divestitures, and financial planning and analysis. In her most recent role as Vice President and Chief Financial Officer of J&J Innovative Medicine North America, Ms. Hohenleitner led a number of strategic initiatives that resulted in greater efficiencies, effectiveness and funding for growth. Ms. Hohenleitner is a Certified Public Accountant in the Commonwealth of Pennsylvania and a Certified Management Accountant. Previously, she was also a board member of the Institute of Management Accountants (IMA) where she provided oversight and strategy planning for the IMA and its members as well as the treasurer for the La Salle University Alumni Board. Ms. Hohenleitner earned a Bachelor of Science in Accounting from La Salle University and a Master of Business Administration from Villanova University.

Felecia Ettenberg has served as our Chief Legal Officer since April 2026. Prior to joining the Company, Ms. Ettenberg held positions of increasing responsibility at Bristol-Myers Squibb Company (NYSE: BMY) from June 2001 to April 2026, most recently as Senior Vice President and Deputy General Counsel, where she led legal support across the organization. Before serving as Senior Vice President and Deputy General Counsel, Ms. Ettenberg held a series of senior leadership roles spanning legal, regulatory, compliance, and business operations. Previously, she practiced law at Goodwin Procter LLP and Heidell, Pittoni, Murphy & Bach, P.C., focusing on pharmaceutical litigation. Ms. Ettenberg earned a Bachelor of Arts from Cornell University and a Juris Doctor from Boston University School of Law.

Rajani Dinavahi, M.D. has served as our Chief Medical Officer since April 2026. Prior to joining the Company, Dr. Dinavahi held positions of increasing responsibility at Atara Biotherapeutics (Nasdaq: Atara) from June 2019 through March 2026, where she most recently served as Senior Vice President, Chief Medical Officer, with responsibilities that spanned leading pre-clinical and translational sciences through global development as well as medical affairs. Prior to serving as Senior Vice President, Chief Medical Officer, Dr. Dinavahi held senior leadership positions at Atara across clinical sciences, program team leadership and medical affairs. From 2012 to 2019, she held several positions at Amgen (Nasdaq: AMGN), contributing to multiple global development programs. Dr. Dinavahi began her career in academic medicine as an Assistant Professor of Medicine (Nephrology) at Mount Sinai School of Medicine and as an NIH funded investigator. She is board-certified in Internal Medicine and Nephrology and a Fellow of the American Society of Nephrology. She earned a Bachelor of Science and Doctor of Medicine from the University of Miami and completed her Internal Medicine residency and Nephrology fellowship training at Thomas Jefferson University Hospital, followed by a clinical transplant and post-doctoral fellowship focusing on translational immunology at Mount Sinai Hospital in New York City.

John Bishop, Ph.D. has served as our Chief Technical Operations Officer since July 2025. His title was changed to Chief Technical and Quality Officer in January 2026. Prior to joining the Company, Dr. Bishop held the role of Chief Technology Officer at Lyra Therapeutics (Nasdaq: LYRA) from February 2023 to June 2024, where he was responsible for CMC development activities and the build out of a manufacturing facility to support the company as they moved toward commercialization. He also served as Chief Technology Officer at Forma Therapeutics, a pharmaceutical company subsequently acquired by Novo Nordisk, from June 2021 to February 2023. Previously, Dr. Bishop held CMC leadership positions at various life sciences companies, including Epizyme, Inc., Genocea Biosciences, Inc. (OTC: GNCAQ), Momenta Pharmaceuticals, Inc., Millennium Pharmaceuticals, Inc. (now Takeda Oncology), DuPont Merck Pharmaceutical Company and Alcon Laboratories (NYSE: ALC). Dr. Bishop earned Bachelor's degrees in chemistry and German from Tufts University, a doctoral degree in organic chemistry from University of California, Berkeley, and a Master of Business Administration from Northeastern University.

Laura Williams, M.D., M.P.H. has served as our Chief Patient Officer since April 2025 and as our Chief Medical Officer from October 2021 to August 2025. Before that, Dr. Williams served as our Senior Vice President, Global Therapeutic Strategies and Patient Advocacy from November 2020 until October 2021. Dr. Williams serves on the board of directors of the National Kidney Foundation in Northern California, Oregon and Washington State (CNOW), as well as on the board of trustees of the American Kidney Fund. Previously, Dr. Williams served as a director of Imara, Inc. from June 2021 until its acquisition by Enliven Therapeutics, Inc. (Nasdaq: ELVN) in February 2023. Prior to Ardelyx, Dr. Williams served as Senior Vice President, Head of Clinical Development and Biostatistics at AMAG Pharmaceuticals, a pharmaceutical company, from September 2017 to January 2020, and as Vice President, Clinical Development at Myovant Sciences (NYSE: MYOV) from September 2016 to August 2017. Dr. Williams held roles of increasing responsibility at AbbVie Pharmaceuticals (NYSE: ABBV) from January 2013 to July 2016 and at Abbott Laboratories, Inc. (NYSE: ABT) from July 1998 to December 2012. Dr. Williams received a B.S. degree in Pre-Medicine/Pre-Medical Studies and Biochemistry from Mississippi State University, an M.D. from University of Iowa, and an M.P.H. degree in Epidemiology from University of Washington, where she also completed a clinical fellowship in Infectious Diseases. Dr. Williams completed her residency training in Internal Medicine at the University of Michigan, where she also served as Chief Medical Resident and Junior Faculty.

Michael Kelliher has served as Chief Business Officer since June 2025. Prior to that, he was our Executive Director, Corporate Development and Strategy, from March 2024 to June 2025. Mr. Kelliher has served on the board of directors of Capricor Therapeutics, Inc. (Nasdaq: CAPR) since 2023. He has also served on the Saint JFX School Endowment Committee of Wilmette, Illinois since 2025 and previously served on the Saint JFX School Board from 2022 until 2025. From November 2014 to March 2024, Mr. Kelliher worked at Horizon Therapeutics (Nasdaq: HZNP), which was acquired in October 2023 by Amgen (Nasdaq: AMGN). Mr. Kelliher most recently served as Group Vice President, M&A and Business Development at Horizon Therapeutics from January 2022 to March 2024 and Vice President Business Development from April 2016 to December 2021. Prior to his time at Horizon Therapeutics, from 2009 to 2014, Mr. Kelliher held financial roles at Elan Corporation (now Perrigo Company), a public pharmaceutical company. Mr. Kelliher received a Bachelor of Commerce degree from the University College Cork (Ireland).

Eric Foster has served as our Chief Commercial Officer since August 2024. Before that, Mr. Foster served as Senior Vice President and U.S. General Manager at Amgen (Nasdaq: AMGN), following the acquisition of Horizon Therapeutics (Nasdaq: HZNP) in October 2023, where he served as Senior Vice President and General Manager of the Gout and Ophthalmology Business Units from October 2022 until October 2023 and Group Vice President and General Manager of the Gout Business Unit from May 2021 until October 2022. Prior to his time at Horizon Therapeutics, from 2010 to 2021, Mr. Foster held roles of increasing responsibility within the sales and marketing organization at GlaxoSmithKline Plc (LSE/NYSE: GSK) across a variety of immunology and rare disease products, including serving as Vice President of Immunology Marketing, Senior Global Marketing Director and Field Sales Vice President. Mr. Foster began his career in sales and market access at Johnson & Johnson (NYSE: JNJ). Mr. Foster holds a Bachelor of Arts in Economics degree from the University of Georgia and a Master of Business Administration from Auburn University.

James Brady has served as our Chief Human Resources Officer since June 2025. Prior to joining Ardelyx, Mr. Brady served as Chief Human Resources Officer at Spero Therapeutics, Inc. (Nasdaq: SPRO) from September 2021 to June 2025, where he guided the company through leadership transitions, organizational restructuring and commercial scale-up efforts. Before his time at Spero, he held the role of Chief Human Resources Officer at uniQure N.V. (Nasdaq: QURE) from August 2020 to September 2021, as well as roles of increasing responsibility at Intarcia Therapeutics and Genzyme Corporation, both biotechnology companies, as well as Thomson Financial, a division of the Thomson Corporation, an information provider. Mr. Brady has extensive experience across all aspects of human resources, including talent acquisition, learning and development, total rewards and people technology and operations. He has also served in several learning, organization development and organization effectiveness roles. Mr. Brady earned a Bachelor of Arts in history from Marietta College and a Master of Theological Studies from Harvard University.

COMPENSATION DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the compensation program for our NEOs. This section covers our philosophy, programs, processes, decisions and other relevant information for fiscal year 2025.

Our NEOs for fiscal year 2025 were as follows:

Executive	Role
Michael Raab	President, Chief Executive Officer and Director (PEO or CEO)
Susan Hohenleitner[1]	Chief Financial Officer (PFO or CFO)
John Bishop, Ph.D.[2]	Chief Technical and Quality Officer
Edward Conner, M.D.[3]	Former Chief Medical Officer
Elizabeth Grammer, Esq.[4]	Former Chief Legal and Administrative Officer
Justin Renz[5]	Former Chief Financial and Operations Officer

(1)   Ms. Hohenleitner commenced employment in October 2025 and was appointed as the Company's Chief Financial Officer and Principal Financial Officer, effective November 4, 2025.

(2)   Dr. Bishop began serving as the Company's Chief Technical Operations Officer, effective July 1, 2025. His title was changed to Chief Technical and Quality Officer, effective January 23, 2026.

(3)   Dr. Conner began serving as the Company's Chief Medical Officer, effective August 7, 2025 and subsequently resigned from his position, effective December 31, 2025.

(4)   Ms. Grammer resigned as the Company's Chief Legal and Administrative Officer, effective December 31, 2025. Ms. Grammer continued to serve in the non-executive officer position of General Counsel until her successor commenced employment on April 20, 2026. Ms. Grammer currently serves as a Senior Advisor to the Company.

(5)   Mr. Renz ceased serving as the Company's Chief Financial and Operations Officer upon Ms. Hohenleitner's appointment, effective November 4, 2025. Mr. Renz ceased providing services to the Company, effective November 13, 2025.

Executive Summary

This section covers our key performance and organizational highlights, the resulting key compensation actions, and our governance best practices.

We are a patient-focused biopharmaceutical company focused on the development and commercialization of innovative medicines that meet significant unmet medical needs. We operate in a highly competitive environment for talented senior executives that are needed to achieve our mission. As such, we offer competitive compensation to attract and retain these individuals within our overarching philosophy to pay for performance and create stockholder value.

2025 Business Performance and Organizational Highlights

In 2025, the Company achieved net product sales revenue of $377.8 million through our two commercial products, IBSRELA® and XPHOZAH®, representing 18% year-over-year growth.

$274.2 million	$103.6 million
2025 net product sales revenue of IBSRELA (tenapanor)	2025 net product sales revenue of XPHOZAH (tenapanor)

- ● *Other business achievements*

  - ○ *CIC study.* We advanced efforts to expand the eligible patient population for IBSRELA to include patients with chronic idiopathic constipation (CIC) and finalized preparations for the ACCEL trial, a Phase 3 clinical trial evaluating tenapanor in adult patients with CIC. The first patient was enrolled in the ACCEL trial in January 2026.

  - ○ *Pipeline development.* We launched a development program for RDX10531, a next-generation sodium/hydrogen exchanger 3 inhibitor.

  - ○ *Intellectual property.* We received a notice of allowance from the United States Patent and Trademark Office ("PTO") for a patent that extends the intellectual property protection for IBSRELA and XPHOZAH, and in January 2026, the PTO issued U.S. Patent No. 12,539,299 titled "Oral Formulations of Tenapanor." The patent covers the commercial formulations of IBSRELA and XPHOZAH and has an expiration date of November 26, 2042. The patent is listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the Orange Book) for both products.

-     *Global development.* In February 2025, we announced the approval in China of tenapanor to control serum phosphorus levels in dialysis patients with chronic kidney disease who have an inadequate response or are intolerant to phosphorus binders. Ardelyx received a $5.0 million milestone payment from Fosun Pharma following the approval. In March 2026, Fosun Pharma launched tenapanor in China under the Chinese trade name Wan Ti Le.

-     *Strengthened our balance sheet.* As of December 31, 2025, we had total cash, cash equivalents and short-term investments of $264.7 million, compared to $250.1 million as of December 31, 2024, with the increase in cash driven by our draw of the $50.0 million tranche under our loan agreement with investment affiliates managed by SLR Investment Corp. ("2022 Loan Agreement"), pursuant to an amendment announced in July 2025.

-     *Increased availability of capital.* The amendment to our 2022 Loan Agreement also provides us with the option to draw an additional $100.0 million of debt, consisting of two tranches of $50.0 million.

- **_Organizational highlights_**

  -     In April 2025, we announced the appointment of Laura Williams, M.D., M.P.H. as our first Chief Patient Officer.

  -     In April 2025, we announced the appointment of Merdad Parsey, M.D., Ph.D. to our board of directors, effective in June 2025.

  -     In June 2025, we announced the appointment of Michael Kelliher as our Chief Business Officer and James Brady as our Chief Human Resources Officer.

  -     In August 2025, we announced the appointment of John Bishop, Ph.D. as our Chief Technical Operations Officer.

  -     In October 2025, we announced the appointment of Susan Hohenleitner as our Chief Financial Officer, effective November 4, 2025.

2025 Compensation Actions

Our Compensation and Leadership Development Committee (the "Committee" for purpose of this Compensation Discussion and Analysis section), or in the case of our CEO compensation, our full board of directors, took several actions related to our NEOs' 2025 compensation. These actions were informed by our compensation philosophy and objectives, and other factors as detailed in the "Compensation Philosophy and Process" section.

Topic	Key Actions
Base Salaries	- Approved 2025 salaries for our NEOs, consisting of a merit increase of 3.5% from 2024 base salaries for our NEOs (excluding Ms. Hohenleitner who started in October 2025 and was appointed as our Chief Financial Officer in November 2025, Dr. Bishop who started in July 2025, and Dr. Conner who started in August 2025), after review of the competitive range of the market compensation group recommended by Pearl Meyer (the "Market Data") - Set the base salary for Ms. Hohenleitner and Drs. Bishop and Conner after reviewing a competitive range of the Market Data
Cash Performance Incentive Program	- Approved target bonus levels for each NEO for 2025 - Established corporate goals for 2025 across a number of key areas, including financial, scientific, operational, and people - Evaluated performance relative to these goals and approved a corporate goal performance score of 105% for 2025
Equity Awards	- Established a 2025 long-term incentive program, comprised of grants of stock options and restricted stock units (RSUs), each with a four-year vesting schedule - Approved grants to our NEOs within the established program - Set grant amounts based on an average of a targeted long-term incentive value and a targeted long-term incentive award as a percentage of common shares outstanding - Applied this same approach to the new hire grants received by Ms. Hohenleitner and Drs. Bishop and Conner upon their respective hires

Key Governance Attributes

Our compensation program is supported by a number of key features, processes, and decisions that reflect good governance and best practice.

What We Do	What We Don't Do
☑ Review compensation of a set of comparable companies when making compensation decisions	☒ No guarantees for increases to annual compensation
☑ Use multiple incentive plan metrics covering key financial, scientific, operational, strategic, and people goals aligned with our value creation priorities	☒ No single trigger vesting of equity in connection with a change in control unless equity awards are not assumed
☑ Utilize both short- and long-term incentives to balance risk and reward	☒ No excessive perquisites or executive benefits
☑ Allow the Committee full negative discretion to reduce incentives	☒ No hedging or pledging of company stock
☑ Maintain a compensation recoupment policy	☒ No repricing of outstanding stock options without stockholder approval
☑ Engage an independent consultant to advise our Committee	☒ No excise tax gross ups
☑ Assess the risk of our compensation program	
☑ Maintain a minimum stock ownership policy applicable to our executive officers and directors in order to help align their long-term interests with those of our stockholders	

Compensation Philosophy and Process

This section covers our key beliefs and objectives regarding the 2025 compensation program and the process we undertake to evaluate compensation and make decisions.

Compensation Philosophy

Our compensation program is designed to support our overarching mission as a company: to develop and commercialize innovative medicines that address unmet patient needs. To achieve our mission, it is critical that our compensation program is structured to:

- Attract and retain individuals who can contribute meaningfully to our mission

- Motivate individuals to achieve our business objectives that support our mission

- Measure performance across a number of metrics to drive holistic performance

- Align the interests of our NEOs and stockholders to create value over time

Our compensation philosophy allows for flexibility in establishing compensation levels and pay mix for NEOs. This flexibility is important to ensure our executive compensation program is competitive and that our compensation decisions appropriately reflect the contributions and profile of each of our NEOs. For all NEOs, the mix of target compensation elements is heavily weighted toward variable compensation, including our cash incentive and long-term incentive plans, that are based on a variety of strategic, financial and operational goals, as well as the Company's stock price performance. The CEO's target compensation places a greater emphasis on variable compensation than that of the other NEOs because our CEO's actions have a greater influence on the performance of the Company as a whole.



2025 CEO Total Direct Compensation Mix
10%
8%
82%
Base Salary
Target Cash Incentive
Long-term Incentive Grant-date Fair Value

2025 Other NEO Average Total Direct Compensation Mix
16%
4%
80%
Base Salary
Target Cash Incentive
Long-term Incentive Grant-date Fair Value

As a growth-oriented biopharmaceutical company in a rapidly changing industry, our evaluation of performance cannot always be captured through pre-established objectives. We therefore allow for an appropriate amount of informed judgment in arriving at compensation outcomes for NEOs as well as other employees in our Company. This informed judgment can be negative or positive and is generally limited to the overall scoring of our corporate objectives at year end. The three-year history of bonus funding levels demonstrates the Committee's rigor in determining corporate bonus ratings has been appropriate and commensurate with Company performance.

Three-Year Corporate Bonus Funding History (% of Target)		
2023	**2024**	**2025**
92%	92%	105%

The Committee considers the following factors when determining compensation for our NEOs:

Internal Factors	**External Factors**
• Current compensation levels	• Current market conditions
• Company performance	• Current business conditions
• Individual performance	• Labor market supply and demand
• Scope and criticality of NEO's role	• Compensation trends
• Outstanding equity value	• Peer group benchmarks
• Relative compensation to other NEOs	• Results of our "Say-on-Pay" vote and stockholder feedback

The weighting of these and other relevant factors is determined on an individual basis for each NEO after consideration of the relevant facts and circumstances.

Review of 2025 "Say-on-Pay" Vote

We currently hold an advisory vote of our NEO compensation each year. We carefully consider the results of this vote from the preceding year. At our 2025 Annual Meeting of Stockholders, approximately 92% of the votes cast (excluding broker non-votes and abstentions) were in favor of the compensation of our NEOs, as disclosed in our 2025 Proxy Statement. The Committee considered the results of the 2025 stockholder advisory vote on executive

compensation when determining our 2026 executive compensation and will continue to consider our Say-on-Pay results, as well as feedback we receive throughout the year when making decisions about our executive compensation program.

Compensation Process

Each year, the Committee undergoes a comprehensive process to review, evaluate, and make decisions regarding our compensation program. To support these efforts, the Committee engages Pearl Meyer, its independent compensation consultant, as well as consulting with management.

- ***The Role of the Committee***. Our Committee, appointed by our board of directors, is responsible for, among other things, establishing, implementing and monitoring our compensation philosophy and objectives, overseeing and approving the compensation elements and targets for each of our NEOs, making determinations concerning our incentive programs, administering our Company's stock-based compensation plans and approving the benefits offered to NEOs. Compensation decisions for the CEO are subject to review and approval by the full board of directors.

- ***The Role of Management***. Our CEO annually reviews each NEO's performance (excluding his own), and recommends salary adjustments and incentive awards with the Committee. Prior to the appointment of our Chief Human Resources Officer, our former Chief Legal and Administrative Officer would provide data and participate in Committee meetings to provide context and perspective on appropriate matters. Together, our CEO and former Chief Legal and Administrative Officer, with assistance from other executive officers, have historically developed, and proposed corporate objectives for the purpose of our annual cash-based incentives, and have also assisted in developing other compensation proposals as may have come up from time to time. Our Chief Human Resources Officer will operate in this capacity in coordination with our CEO going forward. While our Committee utilizes this information, the ultimate decisions regarding fiscal year 2025 executive compensation were made by our Committee and our board of directors.

- ***The Role of the Independent Consultant***. Pearl Meyer serves as the Committee's independent consultant and provides information and advice on executive and non-employee director compensation matters to the Committee. Pearl Meyer advises the Committee on all the principal aspects of executive compensation, and attends meetings of the Committee when requested.

Use of Market Data

When making compensation decisions, our board of directors and the Committee considered advice and Market Data provided by Pearl Meyer. Pearl Meyer recommended a market compensation peer group in 2024 that informed 2025 compensation program decisions. Companies removed from the prior peer group did not meet the following selection criteria and were no longer considered appropriate comparators to our current size and profile. Additionally, two peers were removed due to recent acquisitions. The recommended 2025 peer group reflected companies that met the following criteria, which were determined to be reflective of our Company's profile at that time. Our Company was positioned between the 35th and 50th percentiles of the 2025 peer group for market capitalization, revenue and headcount at the time of approval.

Company Profile	• U.S. based • Traded on a major stock exchange • Biotechnology or pharmaceutical company • Commercial stage
Size	• Market capitalization of $400 million to $4,000 million • Revenues of $70 million to $600 million • Full time employees of 100 to 1,000
Other Factors	• Preference for nephrology, gastroenterology and other non-oncology indications • Preference for companies headquartered in California or Massachusetts

Based on this criteria, Pearl Meyer recommended, and the Committee approved, the following 19 companies to serve as the peer group for setting 2025 compensation.

- ADMA Biologics, Inc.
- Amicus Therapeutics, Inc.
- Arcutis Biotherapeutics, Inc.
- BioCryst Pharmaceuticals, Inc.
- Catalyst Pharmaceuticals, Inc.
- Collegium Pharmaceutical, Inc.
- Dynavax Technologies Corporation
- Evolus, Inc.
- Innoviva, Inc.
- Ironwood Pharmaceuticals, Inc.
- MannKind Corporation
- Mirum Pharmaceuticals, Inc.
- Ocular Therapeutix, Inc.
- Rhythm Pharmaceuticals, Inc.
- Tarsus Pharmaceuticals, Inc.
- TG Therapeutics, Inc.
- Travere Therapeutics, Inc.
- Vericel Corporation
- Xencor, Inc.

In addition to the compensation peer group detailed above, Pearl Meyer also made use of compensation survey data in evaluating our NEO compensation relative to the market. Like the compensation peer group, this survey data was customized to reflect companies that have a similar profile to our Company to ensure the comparisons were appropriate.

The Committee generally references compensation paid by the peer group companies to similarly situated employees at the 50th percentile when evaluating the compensation levels of our NEOs.

Compensation Program

For fiscal year 2025, our executive compensation program consisted of the following elements, each established as part of our program in order to achieve the compensation objective specified below:

Compensation Element	Compensation Objectives Designed to be Achieved and Key Features
Base Salary	Base salary attracts and retains talented executives, recognizes individual roles and responsibilities and provides stable income.
Cash-Based Incentive Compensation	Directly ties pay to key corporate metrics, which we believe will lead to sustained value for all stakeholders over the long term.
Equity-Based Compensation	Equity-based compensation, provided in the form of stock options and restricted stock units, reinforces the importance of a long-term, ownership orientation, creates alignment with our stockholders and promotes retention.
Severance and Other Benefits Potentially Payable upon Termination of Employment or Change in Control	Provides our executives security to focus on executing our strategies that support achieving our mission.
Retirement, Health and Welfare Benefits	Provides our executives with security to focus on executing our strategies that support achieving our mission.

Base Salaries

The base salaries of our NEOs are an important part of their total compensation package, and are intended to reflect their respective positions, duties and responsibilities. Base salary is a visible and stable fixed component of our compensation program. Base salaries for our NEOs were initially established through arms-length negotiation at the time an executive was hired. Generally, the Committee will review our NEO base salaries on an annual basis, and more frequently in such cases as a promotion or change in role.

During fiscal year 2025, the Committee increased the annual base salary for Messrs. Raab and Renz and Ms. Grammer by 3.5% each, following the Committee's evaluation of each NEO's individual performance and its review of Market Data. The base salaries for Ms. Hohenleitner and Drs. Bishop and Conner were established in connection with their respective commencements of employment with us. In establishing their annual base salaries as part of arm's length negotiations, the Committee considered the annual base salaries of other NEOs, each individual's experience and Market Data.

28

The following table sets forth the base salaries of our NEOs for fiscal year 2025:

NEO Fiscal Year 2025 Base Salary	
Michael Raab	$797,000
Susan Hohenleitner	$550,000
John Bishop, Ph.D.	$480,000
Edward Conner, M.D.	$530,000
Elizabeth Grammer, Esq.	$527,126
Justin Renz	$535,095

Cash-Based Incentive Compensation

We consider annual cash-based incentive bonuses to be an important component of our total compensation program and provides incentives necessary to retain and motivate NEOs. For 2025, our NEOs were eligible to receive performance-based cash incentives pursuant to the achievement of certain corporate performance objectives, as well as reflecting on their individual performance (excluding our CEO, who has a bonus opportunity based entirely on corporate performance).

The performance goals for these annual performance cash bonuses were evaluated by the Committee and approved by our board of directors. The determination of the bonus amounts paid to our NEOs generally reflects a number of considerations, including the NEO's target bonus opportunity and the performance of the Company against corporate goals, as well as their individual performance.

Each NEO's target bonus opportunity for 2025 performance is expressed as a percentage of base salary and is detailed below.

NEO Fiscal Year 2025 Target Cash-Based Incentive (% of Base Salary)	
Michael Raab	75%
Susan Hohenleitner	45%
John Bishop, Ph.D.	45%
Edward Conner, M.D.	45%
Elizabeth Grammer, Esq.	45%
Justin Renz	45%

Our board of directors or our Committee has historically reviewed these target percentages annually to ensure they are appropriate and competitive, but does not follow a formula in determining them, though internal parity among NEOs and Market Data have the most impact on each NEO's target percentage. Accordingly, following its review of Market Data, the Committee increased Mr. Raab's target percentage by 5% over the target percentage for fiscal year 2024 to maintain the competitiveness of our compensation program. Ms. Hohenleitner and Drs. Bishop and Conner's target percentages were established in connection with their respective commencements of employment.

For determining performance bonus amounts for our NEOs for 2025, the Committee established the following percentage allocations for corporate performance and individual performance for each NEO. These allocations are unchanged from the previous year. The Committee believes that the CEO's bonus should be based entirely on corporate performance given the scope and nature of the role as principal executive officer and his responsibility for the Company as a whole. The Committee determined that other NEOs should have a majority of their annual performance cash bonus determined by corporate performance; however, some portion should reflect their performance as an individual and functional leader of the Company. The following table provides the breakout of corporate and individual performance, where applicable.

Role	Corporate Performance Allocation	Individual Performance Allocation	Total Allocation
CEO	100%	—	100%
Other NEO	80%	20%	100%

At the beginning of 2025, our Committee and board of directors set our corporate performance goals, which covered a broad array of categories that were important to achieving our mission and creating stockholder value.

Each category has an assigned weight, which underscores the relative importance of the goal. Additionally, each category has a number of goals which serve as an evaluation tool for the Committee at year end when assessing Company performance. The Committee has the authority to provide no credit, partial credit, full credit or more for each category and in total. The scoring of each category reflects the Committee's evaluation, which sums to a total corporate score based on the category weightings.

Discussion of Corporate Objective Goal Scoring

The Committee reviewed each category of corporate objectives, as well as management's proposed scoring and underlying rationale, in approving the corporate funding total for 2025.

Category	Weighting	Score	Weighted Score
Product Revenue	65.0%	107.7%	70.0%
Corporate Development, Finance and Government Affairs and Policy	20.0%	90.0%	18.0%
CMC/Manufacturing	7.5%	100.0%	7.5%
People and Compliance	7.5%	126.6%	9.5%
Total	**100%**	**—**	**105.0%**

Corporate Goals

- **Product Revenue.** The goals for this category related to our net product sales revenue for IBSRELA and XPHOZAH. For IBSRELA, the Company budgeted net product revenue of $264.9 million and exceeded budget with net product revenue for 2025 of $274.2 million, 73% growth over 2024 net product revenue. The Committee awarded additional credit to the Company for exceeding the budgeted net product revenue for IBSRELA; the successful redesign of the IBSRELA distribution strategy, including the launch of the IBSRELA pharmacy network and for the comprehensive commercial organizational restructure and leadership rebuild. For XPHOZAH, the Company budgeted $119.1 million and net product revenue for 2025 was $103.6 million. The Committee awarded partial credit to the Company based upon the achievements in the XPHOZAH commercial business in 2025, including that, despite the loss of Medicare Part D coverage for XPHOZAH on January 1, 2025, more patients were on XPHOZAH in 2025 than in 2024, exceeding the Company's patient goal, and the quarter-over-quarter revenue growth for XPHOZAH in all four quarters of 2025.

- **Corporate Development, Finance and Government Affairs and Policy.** The goals for this category related to completing a five-year corporate strategy, adding development programs to the Company's portfolio, managing the Company's operations consistent with the Board-approved budget and financial plan, and executing government affairs and policy efforts to support the Company's goals. The Committee awarded the Company full credit for the development and presentation of its five-year corporate strategy and the successful execution of its government affairs and policy objectives. The Committee provided additional credit for the Company's management of the Board-approved budget and financial plan, with net revenue in line with the budget and operating expenses favorable to budget, resulting in net loss and 2025 ending cash both being favorable to budget. While the Committee recognized the achievement of the introduction of RDX10531 into the Company's portfolio pipeline and the advancement of the development of the CIC indication for IBSRELA, the Committee deducted partial credit due to a product timeline setback.

- **CMC/Manufacturing.** These goals related to our manufacturing and supply chain and support of our ongoing commercialization efforts. Specifically, the goals were centered around managing inventory levels, executing on commercial supply agreements, and manufacturing facility buildouts. The Committee awarded full credit to the Company for strengthening product supply and the significant progress made in securing second sources of supply throughout the Company's commercial supply chain.

- **People and Compliance.** These goals related to advancing our organizational capabilities and culture, including our commitment to a culture grounded in compliance. Specifically, the goals were centered around maintaining a patient-focused culture, implementation of a company rewards program, organization-wide leveling and salary evaluations, and achieving compliance rates on company-provided training. The Company maintained a strong patient-focused culture amid significant growth and organizational change. The Company also completed an internal market adjustment analysis for competitive pay, maintained its healthcare benefits package, and advanced its 401(k) program. While the Company fell short of the target 95% on-time compliance training completion, resulting in partial credit for this element of the goals, the Company increased the on-time compliance training completion rate for periodic training compared to 2024 levels and also commenced a full reevaluation of essential training materials and assessments. The Committee awarded additional credit acknowledging the strong organizational growth to support the Company's business.

Discussion of Individual Goal Scoring

In addition to the corporate goal scoring, the Committee also evaluated each NEO for their individual performance in consultation with the CEO. The CEO recommended and the Committee approved individual performance scores of 100% for Mmes. Hohenleitner and Grammer and 115% for Dr. Bishop for his exceptional supply chain leadership impact, strategic outcomes, and organizational performance. Under the cash-based incentive program, Dr. Conner was not eligible to receive a 2025 bonus payout due to his resignation. In connection with the terms of Mr. Renz's transition and separation agreement, he was eligible to receive a 2025 bonus payout that was not subject to proration with an individual performance score of 100%.

2025 Cash-Based Incentive Payouts

NEO	Base Salary	Target Bonus (% of Base Salary)	Target Bonus Amount	Total Bonus Achieved	Total Bonus Achieved as a % of Target Bonus
Michael Raab	$797,000	75%	$597,750	$627,638	105%
Susan Hohenleitner	$550,000	45%	$54,247*	$56,416	104%
John Bishop, Ph.D.	$480,000	45%	$108,888*	$116,510	107%
Elizabeth Grammer, Esq.	$527,126	45%	$237,207	$246,695	104%
Justin Renz**	$535,095	45%	$240,793	$250,425	104%

* Reflects prorated bonus opportunities for Ms. Hohenleitner and Dr. Bishop based on their dates of hire.

** Mr. Renz remained eligible for a 2025 bonus in accordance with the terms of his transition and separation agreement.

In addition to our formal cash-based incentive program, the Committee may approve discretionary bonuses to be paid to our NEOs from time to time, when it determines it to be appropriate to attract and retain talent, reward performance, or incentivize future results. Ms. Hohenleitner received a $180,000 sign-on bonus to induce her to join our Company and a $150,000 additional housing consideration payment, in each case paid to her in accordance with her employment agreement. Each of her bonuses are subject to clawback if Ms. Hohenleitner's employment is terminated by the Company for "cause" or if she voluntarily resigns from her employment prior to October 13, 2027, with 100% subject to clawback prior to October 13, 2026 and 50% subject to clawback between October 13, 2026 and October 13, 2027.

Equity-Based Compensation

The Committee views equity-based compensation as a critical component of our total compensation program. Equity-based compensation creates an ownership culture among our NEOs that provides an incentive to contribute to our mission and align interest of NEOs with those of our stockholders. We do not currently have any formal policy for determining the number of equity-based awards to grant to NEOs, though our Committee does reference the Market Data from our independent consultant when approving annual equity awards, as well as reflects on our philosophy, program objectives, and key factors as described above.

For 2025, the Committee reviewed Market Data that captured both the grant date fair value of long-term incentives provided, as well as the size of long-term incentive grants expressed as a percentage of a company's common shares outstanding at that time. The Committee determined both reference points were important given the volatility of our share price leading up to the grant date, as well as the Committee's desire to balance delivering competitive value and awards that were not excessively dilutive to stockholders or punitive to our NEOs on that basis.

The Committee determined to allocate 50% of each NEO's equity award to stock options and 50% to time-vesting restricted stock units ("RSUs") applying a 1.5 to 1 ratio for options to RSUs. The Committee reviewed Market Data and considered its desire to balance risk and reward, the volatility of our stock, and the motivational and retention aspects of the awards in arriving at the decision to grant an equal mix of stock options and RSUs (after applying the 1.5 to 1 ratio of options to RSUs described above). In sizing each equity award, the Committee referenced the Market Data, as well as internal equity among NEOs. The Committee views stock options to be performance-based awards because they deliver value only if the stock price appreciates following the grant date, fostering alignment of compensation with stockholder experience and performance outcomes.

As such, on February 25, 2025, in connection with our annual compensation review and approvals, the Committee approved the following grants to each of our NEOs other than Ms. Hohenleitner and Drs. Bishop and Conner, who were not yet employed at our Company on such date. Ms. Hohenleitner and Drs. Bishop and Conner received new hire grants upon commencing employment with us, which were structured in the same fashion as the annual grants, while reflecting arm's length negotiations.

NEO	Award Type	Number of Shares Underlying Stock Options	Number of RSUs	Resulting Grant Date Fair Value
Michael Raab	Annual	855,326	570,217	$6,367,672
Susan Hohenleitner	New Hire	578,104	146,896	$2,930,027
John Bishop, Ph.D.	New Hire	327,000	218,000	$2,153,012
Edward Conner, M.D.	New Hire	463,268	302,260	$3,410,891
Elizabeth Grammer, Esq.	Annual	205,019	136,680	$1,526,315
Justin Renz[1]	Annual	205,019	136,680	$1,526,315

(1) Mr. Renz also received the regrants in connection with (i) his change in control and severance agreement, which provided for a 12-month accelerated vesting for a portion of the shares subject to the originally granted awards on his separation date, November 13, 2025, through November 13, 2026; and (ii) Mr. Renz's transition and separation agreement, which provided for an accelerated vesting for a portion of the shares subject to the originally granted awards on November 13, 2026, through December 31, 2026, and an extended post-separation period to exercise the vested stock options from three months to 12 months. The amounts reported include 1,020,009 shares of stock options and 109,635 shares of RSUs, resulting in grant-date fair values of $760,246 and $474,720, respectively. The incremental fair value amounts are calculated in accordance with ASC 718.

Each annual stock option grant disclosed above vests and becomes exercisable in substantially equal monthly installments over four years from the grant date, subject to each holder continuing to provide services to us through such dates. The new hire stock option grants awarded to Ms. Hohenleitner and Drs. Bishop and Conner also vest and become exercisable over four years from the grant date, subject to continued employment through such dates but of the first 25% of the award does not vest until the first anniversary of their commencement of employment, with vesting thereafter on a monthly ratable basis. The annual RSU grants vest in substantially equal quarterly installments over four years on each of the Company's designated quarterly RSU vest dates following the grant date, subject to each holder continuing to provide services to us through such dates. Our new hire RSUs vest as to 25% of the award on the first anniversary of the vesting commencement date, with vesting thereafter on a quarterly ratable basis.

Retirement Savings and Health and Welfare Benefits

Retirement Programs

We maintain a 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies. In 2023, the Committee and board of directors approved matching employer contributions under our 401(k) plan for all employees participating in the 401(k) plan, with all contributions to vest immediately, and the Company's match to be 50% of the first 3% of the employee's contribution. In 2025, the Committee and board of directors approved matching employer contributions under our 401(k) plan for all employees participating in the 401(k) plan, with all contributions to vest immediately, and the Company's match to be 50% of the first 6% of the employee's contribution.

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans. These health and welfare plans include medical, dental and vision benefits; short-term and long-term disability insurance; and supplemental life and AD&D insurance.

Perquisites and Other Personal Benefits

We did not provide any perquisites or personal benefits to our NEOs not otherwise made available to other employees in 2025.

Employment and Severance Arrangements

During 2025, we entered into an amended and restated employment agreement with our CEO and an amended and restated change in control severance agreement with each of our other NEOs. Our CEO's amended and restated employment agreement and the offer letters we entered into with our other NEOs set forth the terms and conditions of employment of our NEOs, including base salary and standard employee benefit plan participation and, in the case of offer letters, initial equity awards. Our CEO's amended and restated employment agreement and other NEOs' amended and restated change in control severance agreements provide for severance benefits and payments upon certain terminations without cause or resignations for good reason. The Committee believes that these types of arrangements are necessary to attract and retain executive talent and are a customary component of executive compensation. In particular, such arrangements can serve to mitigate a potential disincentive for them when they are evaluating a potential acquisition of the Company and can encourage retention through the conclusion of the transaction. Our CEO's amended and restated employment agreement and our other NEOs' amended and restated change in control severance agreements are described in more detail and the payments and benefits quantified below under ''—Potential Payments Upon Termination or Change in Control.''

Other Aspects of Our Compensation Program

Recovery of Erroneously Awarded Compensation Policy

Our Policy for Recovery of Erroneously Awarded Compensation (the ''Clawback Policy'') is intended to comply with SEC and Nasdaq listing standards and maintain a culture of focused, diligent and responsible management that discourages conduct detrimental to our growth. Accordingly, as set forth in the Clawback Policy, we are required to recover certain erroneously paid incentive-based compensation of our current and former executive officers in the event we are required to prepare a qualifying accounting restatement. The Clawback Policy provides that such erroneously paid incentive-based compensation may also be recovered from other compensation payable by us.

Equity Granting Practices

From time to time, we grant equity awards, including stock options and RSUs, to our employees, including our NEOs. Our typical practice is to grant employee equity awards upon an individual's commencement of employment. We typically grant annual employee equity grants in the first quarter of each fiscal year, which grants are typically approved at a regularly scheduled meeting of the Committee occurring in such quarter. In addition, non-employee directors receive grants of initial and annual equity awards, at the time of a director's initial appointment or election to the board and at the time of each annual meeting of our stockholders, respectively, pursuant to our Director Compensation Program. We do not otherwise maintain any written policies on the timing of awards of stock options, stock appreciation rights, or similar instruments with option-like features. The Committee considers whether there is any MNPI about our Company when determining the timing of stock option grants and it does not seek to time the award of stock options in relation to the Company's public disclosure of MNPI. We have not timed the release of MNPI for the purpose of affecting the value of executive compensation.

During fiscal year 2025, we did not grant stock options or similar option-like instruments to our NEOs during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses MNPI.

Insider Trading

All employees, officers, members of our board of directors and certain consultants of the Company are subject to our Insider Trading Compliance Policy. The policy prohibits the covered individuals from purchasing or selling any of our securities while in possession of MNPI. Our Insider Trading Compliance Policy also prohibits covered individuals, including our NEOs, from (i) making short sales of our securities, (ii) engaging in transactions in puts, calls or other options or derivative instruments related to our securities, (iii) engaging in any hedging or similar transaction designed to decrease the risks associated with holding our securities and (iv) purchasing our securities on margin or pledging our securities as collateral.

Accounting and Tax Considerations

As a general matter, our Committee reviews and considers the various tax and accounting implications of compensation programs we utilize. We account for equity compensation paid to our employees under the rules of Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation—Stock Compensation ("ASC 718"). Accounting standards also require us to record cash compensation as an expense at the time the obligation is accrued.

Compensation Risk Assessment

The Committee carefully considers whether our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Committee believes that the mix and design of our compensation plans and policies do not encourage management to assume excessive risks and are not reasonably likely to have a material adverse effect on the Company. In fiscal year 2025, the Committee considered several factors in assessing the overall risk of our compensation program:

- ☑ We offer a base salary component of compensation, as well as certain health and welfare benefits, to provide employees fixed compensation and support regardless of performance.
- ☑ Our Cash-Based Incentive Compensation Program has a range of metrics and outcomes that promote a balanced view of performance and is not binary in application.
- ☑ Certain aspects of our Cash-Based Incentive Program include qualitative consideration, which restrain the influence of formulae or quantitative factors on excessive risk taking.
- ☑ We use multiple incentive plan metrics covering key financial, scientific, operational, strategic, and people goals.
- ☑ We set performance goals that we believe are reasonable to achieve.
- ☑ The Committee has full discretion to adjust the Cash-Based Incentive Compensation funding at the end of year.
- ☑ We utilize both short- and long-term incentives to balance risk and reward.
- ☑ We grant long-term incentive awards that have a multi-year vesting schedule to promote a long-term view and decision-making.
- ☑ We maintain a Clawback Policy.

Executive Officer Stock Ownership Policy

Because of the importance of linking the interests of management and stockholders, in December 2025, the board of directors, as recommended by the nominating and corporate governance committee, established a minimum stock ownership policy for our executive officers and directors. These guidelines specify the value of the shares of Common Stock that our executive officers and directors must accumulate and hold within five years from the later of the effective date of implementation of the guidelines and the date the individual was hired or promoted to an executive officer or director position (or otherwise designated as a participant of these guidelines). Under the guidelines, ownership targets are set at a value greater than or equal to three times base salary in the case of our chief executive officer, greater than or equal to one times base salary in the case of our other executive officers and greater than or equal to three times annual cash retainer (not including committee membership or chairmanship retainers, in the case of our directors). The following forms of equity are counted as owned for purposes of the stock ownership guidelines: (a) issued and outstanding shares of common stock, in any case whether (i) held directly by the individual or his or her immediate family members residing in the same household; (ii) held in a trust for the benefit of the individual or his or her immediate family members residing in the same household; or (iii) owned by a partnership, limited liability company or other entity to the extent of the individual's interest therein (or the interest therein of his or her immediate family members residing in the same household), but only if the individual has or shares powers to vote or dispose of the shares; and (b) shares of restricted common stock and shares of common stock subject to outstanding restricted stock unit awards, in each case that vest solely based on the passage of time (including deferred stock units). Shares of common stock that count toward satisfaction of the minimum ownership requirement do not include (x) shares of common stock subject to outstanding and unexercised stock options or warrants, whether vested or unvested and whether exercisable or unexercisable; (y) performance-based vesting restricted common stock and restricted stock unit awards or other performance-based incentive awards to the extent applicable performance goals have not been achieved; and (z) all other forms of derivative securities. The nominating and corporate governance committee oversees compliance with the stock ownership guidelines and periodically reviews and amends the stock ownership guidelines as the Committee deems advisable.

REPORT OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

The Compensation and Leadership Development Committee has reviewed and discussed the disclosure set forth above under the heading "Compensation Discussion and Analysis" with management and, based on such review and discussions, it has recommended to the board of directors that the "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

**Compensation and Leadership
Development Committee**
David Mott, Chairperson
Robert Bazemore
Onaiza Cadoret-Manier
Richard Rodgers

EXECUTIVE COMPENSATION TABLES

2025 Summary Compensation Table

The following table contains information regarding the compensation earned by each of our NEOs during the fiscal years ended December 31, 2025, 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Michael Raab	2025	797,000	—	2,953,724	3,413,948	627,638	3,861	7,796,171
President, Chief Executive Officer and Director	2024	770,000	—	4,170,500	4,164,621	495,880	5,164	9,606,165
	2023	700,000	330,000	687,500	2,395,694	—	4,950	4,118,144
Susan Hohenleitner[4]	2025	120,929	330,000[4]	735,949	2,194,078	56,416	—	3,437,372
Chief Financial Officer								
John Bishop, Ph.D.[5]	2025	240,000	—	1,004,980	1,148,032	116,510	3,000	2,512,522
Chief Technical and Quality Officer								
Edward Conner, M.D.[6]	2025	213,019	—	1,574,775	1,836,116	—	—	3,623,910
Former Chief Medical Officer								
Elizabeth Grammer, Esq.[7]	2025	527,126	—	708,002	818,313	246,695	3,481	2,303,617
Former Chief Legal and Administrative Officer	2024	509,300	—	1,121,645	1,127,238	210,850	4,273	2,973,306
	2023	463,300	200,000	214,500	748,121	—	4,950	1,630,871
Justin Renz[8]	2025	464,434	—	1,578,559[9]	1,182,722[9]	250,425	75,543[10]	3,551,684
Former Chief Financial and Operations Officer	2024	517,000	—	1,121,645	1,127,238	214,038	3,932	2,983,853

(1) Except where otherwise noted, the amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the RSUs and stock options granted to our NEOs as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the RSUs and stock options reported in the Stock Awards and Option Awards columns are set forth in Note 13 to the audited financial statements included in our Annual Report on Form 10-K filed on February 19, 2026. The amounts reported in this column exclude the impact of forfeitures related to service-based vesting conditions. Note that the amounts reported in these columns reflect the accounting cost for these equity awards and do not correspond to the actual economic value that may be received by the NEOs from the equity awards.

(2) The amounts reported in the Non-Equity Incentive Plan Compensation column represent annual cash performance-based bonuses earned by our NEOs pursuant to the achievement of certain company (and in the case of all NEOs other than the CEO, individual) performance objectives.

(3) Except where otherwise noted, the amounts reported in the All Other Compensation column represent employer matching contributions under our 401(k) plan.

(4) Ms. Hohenleitner commenced employment with us on October 13, 2025 and was appointed as our Chief Financial Officer, effective November 4, 2025. In connection with the commencement of Ms. Hohenleitner's employment with the Company, Ms. Hohenleitner was granted a sign-on bonus of $180,000 to induce her to join our Company and an additional housing consideration payment in the amount of $150,000. Each of these bonuses are subject to clawback if Ms. Hohenleitner's employment is terminated by the Company for "cause" or if she voluntarily resigns from her employment prior to October 13, 2027, with 100% subject to clawback prior to October 13, 2026 and 50% subject to clawback between October 13, 2026 and October 13, 2027.

(5) Dr. Bishop commenced employment with us on July 1, 2025.

(6) Dr. Conner commenced employment with us on August 7, 2025 and subsequently resigned from his position, effective December 31, 2025.

(7) Ms. Grammer resigned from her position as Chief Legal and Administrative Officer and transitioned to her role as General Counsel, effective December 31, 2025.

(8) Mr. Renz ceased serving as the Company's Chief Financial and Operations Officer upon Ms. Hohenleitner's appointment, effective November 4, 2025. Mr. Renz ceased providing services to the Company, effective November 13, 2025.

(9) The amounts reported include the grant-date fair value for option awards and stock awards related to the annual grant on February 25, 2025 of $818,313 and $708,002, respectively. The amounts reported also include $760,246 related to the incremental fair value due to the modification of option awards and $474,720 related to the incremental fair value due to the modification of stock awards in connection with (i) Mr. Renz's change in control and severance agreement, which provided for a 12-month accelerated vesting for a portion of the shares subject to the originally granted awards on his separation date, November 13, 2025, through November 13, 2026; and (ii) Mr. Renz's transition and separation agreement, which provided for an accelerated vesting for a portion of the shares subject to the originally granted awards on November 13, 2026, through December 31, 2026, and an extended post-separation period to exercise the vested stock options from three months to 12 months. The incremental fair value amounts are calculated in accordance with ASC 718 using the measurement date of August 1, 2025, the effective date of his transition and separation agreement.

(10) The amount reported also includes the total continued salary payments of $70,661 paid to Mr. Renz through December 31, 2025 pursuant to his transition and separation agreement.

2025 Grants of Plan-Based Awards Table

Name	Award Type	Grant Date	Approval Date[10]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	All other stock awards: Number of shares of stock or unit	All other option awards: Number of shares underlying options	Exercise or base price of option award ($/share)	Grant date fair value of stock and option awards ($)[2]
Michael Raab	Option[3]	2/25/2025	2/25/2025	—	—	—	855,326	5.18	3,413,948
	RSU[4]	2/25/2025	2/25/2025	—	—	570,217	—	—	2,953,724
	—	—	—	—	597,750	—	—	—	
Susan Hohenleitner	Option[5]	10/13/2025	10/13/2025	—	—	—	578,104	5.01	2,194,078
	RSU[6]	10/13/2025	10/13/2025	—	—	146,896	—	—	735,949
	—	—	—	—	54,247*	—	—	—	
John Bishop, Ph.D.	Option[5]	7/14/2025	7/14/2025	—	—	—	327,000	4.61	1,148,032
	RSU[6]	7/14/2025	7/14/2025	—	—	218,000	—	—	1,004,980
	—	—	—	—	108,888*	—	—	—	
Edward Conner, M.D.[7]	Option[5]	8/8/2025	8/8/2025	—	—	—	463,268	5.21	1,836,116
	RSU[6]	8/8/2025	8/8/2025	—	—	302,260	—	—	1,574,775
	—	—	—	—	—	—	—	—	
Elizabeth Grammer, Esq.	Option[3]	2/25/2025	2/25/2025	—	—	—	205,019	5.18	818,025
	RSU[4]	2/25/2025	2/25/2025	—	—	136,680	—	—	708,002
	—	—	—	—	237,207	—	—	—	
Justin Renz	Option[3]	2/25/2025	2/25/2025	—	—	—	205,019	5.18	818,313
	RSU[4]	2/25/2025	2/25/2025	—	—	136,680	—	—	708,002
	Option[8]	11/13/2025	8/1/2025	—	—	—	195,017	7.35	126,761
	Option[8]	11/13/2025	8/1/2025	—	—	—	146,755	6.35	101,261
	Option[8]	11/13/2025	8/1/2025	—	—	—	121,000	0.99	35,090
	Option[8]	11/13/2025	8/1/2025	—	—	—	343,687	2.75	319,629
	Option[8]	11/13/2025	8/1/2025	—	—	—	119,583	8.78	74,141
	Option[8]	11/13/2025	8/1/2025	—	—	—	93,967	5.18	103,364
	RSU[9]	11/13/2025	8/1/2025	—	—	109,635	—	—	474,720
	—	—	—	12,040	240,793	—	—	—	

* Reflects prorated bonus opportunities for Ms. Hohenleitner and Dr. Bishop's dates of hire.

(1) Non-equity incentive plan awards consist of performance-based cash bonuses earned based on achievement of pre-determined performance criteria during fiscal year 2025. There is no maximum payout amount under the non-equity incentive plan. The 2025 cash incentive bonus determinations are described in more detail above under the heading "Cash-Based Incentive Compensation."

(2) Except where otherwise noted, amounts represent the aggregate grant date fair value of RSU and stock option awards granted to our NEOs, computed in accordance with ASC 718 and excluding the effect of estimated forfeitures related to service-based vesting conditions. The assumptions used in the valuation of these awards are set forth in Note 13 to the audited financial statements included in our Annual Report on Form 10-K filed on February 19, 2026.

(3) Represents annual grants of stock options to our NEOs, except Ms. Hohenleitner and Drs. Bishop and Conner, in 2025. The option awards vest in substantially equal monthly installments over four years from the vesting commencement date, subject to the holder continuing to provide services to us through each such date.

(4) Represents annual grants of RSU awards to our NEOs, except Ms. Hohenleitner and Drs. Bishop and Conner, in 2025. The awards of RSUs vest in substantially equal quarterly installments over four years from the vesting commencement date, on each of February 19; May 19; August 19 and November 19, subject to the holder continuing to provide services to us through each such date.

(5) Represents the new hire grant of stock options to Ms. Hohenleitner and Drs. Bishop and Conner. The option award vests and becomes exercisable as to 25% of the shares subject to the option on the one-year anniversary of the vesting commencement date, and as to 1/48th of the shares subject to the option each month thereafter, subject to the holder continuing to provide services to us through each such date.

(6) Represents the new hire grants of RSU awards to Ms. Hohenleitner and Drs. Bishop and Conner. The RSU award vests as to 25% of the RSUs subject to the award on October 13, 2025, July 14, 2025 and August 8, 2025, respectively, and as to 1/16th of the shares subject to the RSU on each February 19; May 19; August 19 and November 19, subject to the holder continuing to provide services to us through each such date.

(7) Due to Dr. Conner's resignation, effective December 31, 2025, he was not eligible to receive a 2025 bonus payout and his unvested stock options and RSU awards were forfeited on December 31, 2025.

(8) The amounts reported are related to the incremental fair value due to the modification of option awards in connection with (i) Mr. Renz's change in control and severance agreement, which provided for a 12-month accelerated vesting for a portion of the shares subject to the originally granted stock options on his separation date, November 13, 2025, through November 13, 2026; and (ii) Mr. Renz's transition and separation agreement, which provided for an accelerated vesting for a portion of the shares subject to the

originally granted stock options on November 13, 2026, through December 31, 2026, and an extended post-separation period to exercise the vested stock options from three months to 12 months. The incremental fair value amounts are calculated in accordance with ASC 718 using the measurement date of August 1, 2025, the effective date of his transition and separation agreement.

(9) The amounts reported are related to the incremental fair value due to the modification of stock awards in connection with (i) Mr. Renz's change in control and severance agreement, which provided for a 12-month accelerated vesting for a portion of the shares subject to the originally granted RSU awards on his separation date, November 13, 2025, through November 13, 2026; and (ii) Mr. Renz's transition and separation agreement, which provided for an accelerated vesting for a portion of the shares subject to the originally granted RSU awards on November 13, 2026, through December 31, 2026. The incremental fair value amounts are calculated in accordance with ASC 718 using the measurement date of August 1, 2025, the effective date of his transition and separation agreement.

(10) For annual and new hire grants, the approval date represents the Committee approval date. For Mr. Renz's regrants on November 13, 2025, the approval date represents the effective date of his transition and separation agreement.

Outstanding Equity Awards at Fiscal Year-End 2025

The following table summarizes the number of shares of common stock underlying outstanding equity awards for each of our NEOs during the year ended December 31, 2025.

| Name | Vesting Commencement Date | Option Awards[1] | | Option Exercise Price ($) | Option Expiration Date | Stock Awards[2] | |
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Michael Raab	2/25/2025	178,192	677,134	5.18	2/25/2035	463,300	2,701,039
	1/16/2024	239,329	315,575	8.78	1/16/2034	237,496	1,384,602
	1/5/2023	819,583	304,417	2.75	1/5/2033	62,500	364,375
	1/6/2022	401,250	14,584	0.99	1/6/2032	37,500	190,125
	1/5/2021	517,959	—	6.35	1/5/2031	—	—
	1/9/2020	557,460	—	7.60	1/9/2030	—	—
	1/17/2019	455,000	—	2.32	1/17/2029	—	—
	7/26/2018	185,000	—	4.30	7/26/2028	—	—
	1/16/2018	390,348	—	7.10	1/16/2028	—	—
	8/9/2017	79,535	—	4.70	8/8/2027	—	—
	1/19/2017	318,141	—	13.90	1/18/2027	—	—
	1/15/2016	301,258	—	10.55	1/14/2026	—	—
Susan Hohenleitner[4]	10/13/2025	—	578,104	5.01	10/13/2035	146,896	856,404
John Bishop, Ph.D.[5]	7/14/2025	—	327,000	4.61	7/14/2035	218,000	1,270,940
Edward Conner, M.D.[6]	8/8/2025	—	—	—	—	—	—
Elizabeth Grammer, Esq.	2/25/2025	42,712	162,307	5.18	2/25/2035	111,051	647,427
	1/16/2024	78,583	85,417	8.78	1/16/2034	63,872	372,374
	1/5/2023	146,250	95,063	2.75	1/5/2033	19,500	113,685
	1/6/2022	81,666	4,084	0.99	1/6/2032	—	—
	1/5/2021	146,755	—	6.35	1/5/2031	—	—
	1/9/2020	139,365	—	7.60	1/9/2030	—	—
	1/17/2019	78,000	—	2.32	1/17/2029	—	—
	7/26/2018	54,730	—	4.30	7/26/2028	—	—
	1/16/2018	117,104	—	7.10	1/16/2028	—	—
	8/9/2017	19,884	—	4.70	8/8/2027	—	—
	1/19/2017	79,535	—	13.90	1/18/2027	—	—
	1/15/2016	102,701	—	10.55	1/14/2026	—	—
Justin Renz[7]	11/13/2025	93,967	—	5.18	11/13/2026	—	—
	11/13/2025	119,583	—	8.78	11/13/2026	—	—
	11/13/2025	343,687	—	2.75	11/13/2026	—	—
	11/13/2025	121,000	—	0.99	11/13/2026	—	—
	11/13/2025	146,755	—	6.35	11/13/2026	—	—
	11/13/2025	195,017	—	7.35	11/13/2026	—	—

(1) Except as otherwise noted, each option vests and becomes exercisable in substantially equal monthly installments over four years from the vesting commencement date, subject to the holder continuing to provide services to us through each such date.

(2)   Except as otherwise noted, each award of RSUs vest in substantially equal quarterly installments over four years from the vesting commencement date, on each of February 19; May 19; August 19 and November 19, subject to the holder continuing to provide services to us through each such date.

(3)   Amounts calculated based on the $5.83 closing trading price of our common stock as of December 31, 2025, the last trading day of fiscal year 2025.

(4)   The option award vests and becomes exercisable as to 25% of the shares subject to the option on the one-year anniversary of the vesting commencement date, and as to 1/48th of the shares subject to the option each month thereafter, subject to the holder continuing to provide services to us through each such date, and the RSU award vests as to 25% of the restricted stock units subject to the award on October 13, 2025, and as to 1/16th of the shares subject to the RSU on each February 19; May 19; August 19 and November 19, subject to the holder continuing to provide services to us through each such date.

(5)   The option award vests and becomes exercisable as to 25% of the shares subject to the option on the one-year anniversary of the vesting commencement date, and as to 1/48th of the shares subject to the option each month thereafter, subject to the holder continuing to provide services to us through each such date, and the RSU award vests as to 25% of the RSUs subject to the award on July 14, 2025, respectively, and as to 1/16th of the shares subject to the RSU on each February 19; May 19; August 19 and November 19, subject to the holder continuing to provide services to us through each such date.

(6)   Due to Dr. Conner's resignation, effective December 31, 2025, his unvested stock options and RSU awards were forfeited on December 31, 2025.

(7)   The amounts reported include the regrants calculated in accordance with ASC 718 in connection with (i) Mr. Renz's change in control and severance agreement, which provided for a 12-month accelerated vesting for a portion of the shares subject to the originally granted stock options on his separation date, November 13, 2025, through November 13, 2026; and (ii) Mr. Renz's transition and separation agreement, which provided for an accelerated vesting for a portion of the shares subject to the originally granted stock options on November 13, 2026, through December 31, 2026, and an extended post-separation period to exercise the vested stock options from three months to 12 months. All regranted stock options and RSU awards vested on November 13, 2025.

Option Exercises and Stock Vested Table

The following table sets forth certain information regarding the exercise of options to purchase shares of our common stock by our NEOs during 2025, and the vesting of RSUs with respect to shares of our common stock that were held by our NEOs during the year ended December 31, 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)[2]
Michael Raab	104,166	412,498	325,669	1,746,981
Susan Hohenleitner	—	—	—	—
John Bishop, Ph.D.	—	—	—	—
Edward Conner, M.D.	—	—	—	—
Elizabeth Grammer, Esq.	—	—	87,567	470,667
Justin Renz[3]	—	—	164,632	776,871

(1)   The value realized on exercise is based on the difference between the closing market price of our common stock on the date of exercise and the applicable exercise price of those options multiplied by the number of shares underlying the options.

(2)   Except as otherwise noted, the value realized on vesting is based on the number of shares of our common stock underlying the RSU awards vested multiplied by the closing market price of our common stock on the vesting date.

(3)   The amounts reported include the regrants in connection with (i) Mr. Renz's change in control and severance agreement, which provided for a 12-month accelerated vesting for a portion of the shares subject to the originally granted RSU awards on his separation date, November 13, 2025, through November 13, 2026; and (ii) Mr. Renz's transition and separation agreement, which provided for an accelerated vesting for a portion of the shares subject to the originally granted RSU awards on November 13, 2026, through December 31, 2026. The value realized on vesting of these modified RSU awards is based on the number RSU awards accelerated multiplied by the closing market price of our common stock on the modification date, August 1, 2025, calculated in accordance with ASC 718. The value realized on vesting of RSU awards prior to November 13, 2025 is calculated using the methodology discussed in footnote (2) above.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

Mr. Raab's Employment Agreement

In 2025, the Company entered into a second amended and restated employment agreement with Mr. Raab ("the Second Amended and Restated Employment Agreement"). Under Mr. Raab's Second Amended and Restated

Employment Agreement, in the event Mr. Raab's employment with us is involuntarily terminated for reasons other than "cause" or he resigns for "good reason" (each, as defined in his employment agreement), in each case more than three months prior to or more than 12 months after a change in control (the "Non-CIC Period"), then Mr. Raab will receive: (i) continued payment of his annual base salary as in effect immediately prior to such termination for a period of 18 months; (ii) payment of healthcare continuation costs for him and his eligible dependents for up to 18 months following the date of such termination; (iii) 18 months of accelerated vesting of any outstanding time-based equity awards, with any options remaining exercisable until the earlier of 12 months following the date of termination or the original expiration date; and (iv) with respect to any outstanding performance-based equity awards, such awards shall be treated as set forth in the applicable award agreement or, if the award agreement is silent as to specified treatment, 18 months accelerated vesting based on achievement of the applicable performance goals at target. In the event Mr. Raab's employment with us is involuntarily terminated for reasons other than cause or he resigns for good reason, in each case within three months prior to and 12 months after a change in control (the "CIC Period"), then Mr. Raab will receive: (i) a lump sum amount equal to 2.0 multiplied by the sum of (a) his base salary as in effect immediately prior to such termination and (b) his target annual bonus for the year of termination; (ii) payment of healthcare continuation costs for him and his eligible dependents for up to 24 months following the date of such termination; (iii) full accelerated vesting of any outstanding time-based equity awards, with any options remaining exercisable until the earlier of 12 months following the date of termination or the original expiration date; and (iv) with respect to any outstanding performance-based equity awards, such awards shall be treated as set forth in the applicable award agreement or, if the award agreement is silent as to specified treatment, full accelerated vesting based on achievement of the applicable performance goals at target. The foregoing severance benefits are subject to Mr. Raab's timely execution and non-revocation of a general release of claims against the Company and its affiliates. Mr. Raab is subject to a Proprietary Information and Inventions Assignment Agreement, a two-year post-termination non-solicitation of employees restriction, and non-disparagement restriction.

Change in Control and Severance Agreements

In 2025, the Company entered into amended and restated change in control and severance agreements with each of the other NEOs.

Under the amended and restated change in control and severance agreements with each of the other NEOs, in the event the NEO's employment with us is involuntarily terminated for reasons other than "cause" or they resign for "good reason" (each as defined in their respective change in control and severance agreements), in each case during the Non-CIC Period, then they will receive: (i) continued payment of their annual base salary as in effect immediately prior to such termination for a period of 12 months; (ii) payment of healthcare continuation costs for them and their eligible dependents for up to 12 months following the date of such termination; (iii) 3 months of accelerated vesting of any outstanding time-based equity awards for each 12 months of service to the Company; provided that such acceleration shall not exceed 12 months; and (iv) with respect to any outstanding performance-based equity awards, such awards shall be treated as set forth in the applicable award agreement or, if the award agreement is silent, three months of accelerated vesting for each 12 months of service to the Company; provided that such acceleration shall not exceed 12 months, based on achievement of the applicable performance goals at target. In the event their employment with us is involuntarily terminated for reasons other than cause or they resign for good reason, in each case during the CIC Period, then they will receive: (i) a lump sum amount equal to 1.5 multiplied by the sum of their (a) base salary as in effect immediately prior to such termination and (b) target annual bonus for the year of termination; (ii) payment of healthcare continuation costs for them and their eligible dependents for up to 18 months following the date of such termination; (iii) full accelerated vesting of any outstanding time-based equity awards; (iv) with respect to any outstanding performance-based equity awards, such awards shall be treated as set forth in the applicable award agreement or, if the award agreement is silent, full accelerated vesting based on achievement of the applicable performance goals at target; and (v) any outstanding options will remain exercisable until the earlier of 12 months following the date of termination or the original expiration date. The foregoing severance benefits are subject to the NEO's timely execution and non-revocation of a general release of claims against the Company and its affiliates and continued compliance with their Proprietary Information and Inventions Assignment Agreement. In addition, such NEOs are subject to a two-year post-termination non-solicitation of employees restriction and non-disparagement restriction.

Transition and Separation Agreements

The Company and Ms. Grammer entered into a transition and separation agreement, pursuant to which Ms. Grammer is expected to continue to serve as General Counsel until a successor is appointed (such date, the "Transition Date"), after which Ms. Grammer will serve as a Senior Advisor for a period of up to 24 months (the "Advisory Period"). During the period (the "Employment Period") ending on the earliest of (i) the first anniversary of the Transition Date, (ii) the date the Company terminates Ms. Grammer's employment for "cause" or (iii) the date Ms. Grammer voluntarily resigns from her employment with the Company, she shall remain employed by the Company. During the Employment Period, (a) Ms. Grammer will continue to be employed by the Company and receive her base salary, (b) she was eligible to receive her annual target bonus for the year ended December 31, 2025, (c) she will be eligible to receive her annual target bonus for the year ending December 31, 2026 prorated for the portion of the year during which she servers as General Counsel (and will be ineligible to receive annual bonuses thereafter), and (d) her outstanding, unvested equity awards will continue to vest. At the end of the Employment Period, if Ms. Grammer provides the Company a general release of claims, she will be paid an amount equal to one month of her annual base salary. In addition, (x) during the second 12 months of the Advisory Period (the "Consulting Phase"), Ms. Grammer's equity will continue to vest, (y) during the first 9 months of the Consulting Phase, Ms. Grammer will be eligible for an advisory payment in an amount to be determined, and (z) during the full Advisory Period, or if earlier, the date she becomes eligible for healthcare coverage from another employer, Ms. Grammer will be eligible to receive continued health care coverage for herself and her covered dependents under COBRA, and the Company will pay the applicable COBRA premiums. Ms. Grammer remains subject to her Proprietary Information and Inventions Assignment Agreement.

The Company and Mr. Renz entered into a transition and separation agreement, pursuant to which, if Mr. Renz remained employed through his planned separation date (the earlier of (i) December 31, 2025 or (ii) 30 days after the Company's new Chief Financial Officer commences employment with the Company) and executed a release of claims, Mr. Renz became entitled to receive (i) the severance payments and benefits described above under his amended and restated change in control and severance agreement for a termination of employment for reasons other than for "cause" during the Non-CIC Period; (ii) in the event that the separation date is prior to December 31, 2025, continued payment of his base salary through December 31, 2025 and each outstanding time-based equity award automatically became vested and exercisable with respect to that number of shares that would have vested had Mr. Renz's employment continued through December 31, 2026; and (iii) each vested stock option, held by Mr. Renz shall remain exercisable through the earliest of (a) the 12-month anniversary of the separation date, (b) a change in control or (c) the original expiration date of the stock option; and (iv) his annual bonus for the year ended December 31, 2025, with the amount calculated in accordance with the Company's standard bonus calculations for members of the Company's executive leadership team and with his individual performance component of such calculation set at 100%. Mr. Renz remains subject to his Proprietary Information and Inventions Assignment Agreement.

Dr. Conner resigned from his position as our Chief Medical Officer on December 31, 2025 and did not enter into a transition and separation agreement with the Company in connection with his resignation.

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of our NEOs, other than Dr. Conner, Mr. Renz, and Ms. Grammer. The payments and benefits are estimated assuming that the triggering event took place on December 31, 2025, and a fair market value of our common stock on December 31, 2025 of $5.83 per share (determined based on the closing trading price of a share of our common stock on December 31, 2025). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date. Dr. Conner is excluded from the following table since he did not receive any payments or benefits upon his separation on December 31, 2025 For Mr. Renz and Ms. Grammer, the "Voluntary Resignation" column reflects the actual and estimated payments and benefits as described in their transition and separation agreements above upon their separations on November 13, 2025 and December 31, 2025, respectively.

Name	Type of Payment	Covered Termination Unrelated to a Change in Control	Covered Termination in Connection with a Change in Control	Voluntary Resignation
Michael Raab	*Cash Severance Benefits*			
	Base Salary	$1,195,500	$1,594,000	—
	Target Bonus	—	$1,195,500	—
	Equity Awards			
	RSUs[1]	$2,649,478	$3,411,168	—
	Options[2]	$1,216,677	$1,286,172	—
	Healthcare Benefits[3]	$ 34,907	$ 46,543	—
	Total	**$5,096,563**	**$7,533,383**	—
Susan Hohenleitner	*Cash Severance Benefits*			
	Base Salary	$ 550,000	$ 825,000	—
	Target Bonus	—	$ 371,250	—
	Equity Awards			
	RSUs[1]	—	$ 856,404	—
	Options[2]	—	$ 474,045	—
	Healthcare Benefits[3]	$ 37,111	$ 55,667	—
	Total	**$ 587,111**	**$2,582,366**	—
John Bishop, Ph.D.	*Cash Severance Benefits*			
	Base Salary	$ 480,000	$ 720,000	—
	Target Bonus	—	$ 324,000	—
	Equity Awards	—		
	RSUs[1]	—	$1,270,940	—
	Options[2]	—	$ 398,940	—
	Healthcare Benefits[3]	$ 26,179	$ 39,268	—
	Total	**$ 506,179**	**$2,753,148**	—
Elizabeth Grammer, Esq.[4] . . .	*Cash Severance Benefits*			
	Base Salary[5]	—	—	$ 724,798
	Target Bonus[6]	—	—	$ 290,622
	Equity Awards			
	RSUs[2]	—	—	$ 884,487
	Options[2]	—	—	$ 379,191
	Healthcare Benefits[3]	—	—	$ 52,357
	Total	—	—	**$2,331,456**
Justin Renz	*Cash Severance Benefits*			
	Base Salary[7]	—	—	$ 605,756
	Target Bonus[9]	—	—	$ 250,425
	Equity Awards			
	RSUs[8]	—	—	$ 474,720
	Options[8]	—	—	$ 760,246
	Healthcare Benefits[9]	—	—	$ 37,111
	Total	—	—	**$2,128,258**

(1)   The value of accelerated vesting for RSUs was based on $5.83 per share, which was the closing trading price of our common stock on December 31, 2025.

(2) The value of accelerated vesting for stock options was calculated by subtracting the exercise prices of options from $5.83 per share, which was the closing trading price of our common stock on December 31, 2025. Options with exercise prices in excess of $5.83 per share were excluded.

(3) Represents the estimated value of the COBRA premium that would otherwise be payable by the NEO and any eligible dependents, based on the monthly cost of such benefits to the Company as of December 31, 2025, multiplied by the applicable number of months in accordance with terms of the agreements discussed above.

(4) Under the terms of Ms. Grammer's transition and separation agreement, Ms. Grammer is entitled to receive liquidated damages set forth in Section 8 if the Company terminates her transition and separation agreement prior to the second anniversary of the Transition Date, as defined in her agreement, which includes remaining contractual payments due thereunder through the second anniversary of the Transition Date, including the acceleration of the vesting of equity awards that would have vested as of the second anniversary of the Transition Date as well as retainer payments at a rate defined in this section of the transition and separation agreement. The estimation for the liquidated damages is based on the assumption that the Company terminates this agreement on December 31, 2025.

(5) The amount reported includes (i) $527,126 of Ms. Grammer's 2025 annual base salary, and (ii) $197,672 in consulting retainer payments calculated using a retainer rate of half of Ms. Grammer's 2025 base salary multiplied by nine months.

(6) The amount reported includes (i) $246,695 of the total actual 2025 bonus paid to Ms. Grammer in February 2026, and (ii) $43,297 bonus in the amount of one month of her 2025 base salary in exchange for the release of claims at the end of her Employment Period under the terms of Ms. Grammer's transition and separation agreement.

(7) The amount reported includes (i) $70,661 of total continued salary payments paid to Mr. Renz upon his separation, November 13, 2025, through December 31, 2025, and (ii) $535,095 of total severance payments with the first payment commencing in January 2026.

(8) Represents the incremental fair value of the regrants calculated in accordance with ASC 718 in connection with (i) Mr. Renz's change in control and severance agreement, which provided for a 12-month accelerated vesting for a portion of the shares subject to the originally granted awards on his separation date, November 13, 2025, through November 13, 2026; and (ii) Mr. Renz's transition and separation agreement, which provided for an accelerated vesting for a portion of the shares subject to the originally granted awards on November 13, 2026, through December 31, 2026, and an extended post-separation period to exercise the vested stock options from three months to 12 months All regranted stock options and RSU awards vested on November 13, 2025.

(9) Mr. Renz is eligible to receive (i) a 2025 bonus payout not subject to proration, which was paid in February 2026, and (ii) a 12-month value of COBRA premiums that would otherwise be payable by him and any eligible dependents with benefits which commenced in January 2026.

2025 CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing information about the relationship of the annual total compensation of our employees and the annual total compensation of our President and CEO, Mr. Raab. The CEO pay ratio included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. In complying with the CEO pay ratio disclosure requirements, companies are permitted to use a variety of assumptions and methodologies. As a result, the CEO pay ratio reported by other companies may not be comparable with the ratio reported below since all results are impacted by the nature of each company's compensation reward structure and employee demographics and the chosen assumptions and methodologies permitted under the SEC rules.

Ratio

For the fiscal year that ended December 31, 2025, the estimated median annual total compensation of all our employees (excluding our CEO) was $311,004 and the 2025 annual total compensation of our CEO, Mr. Raab, was $7,796,171, as reported in the "Total" column of the 2025 Summary Compensation Table on page 37. Based on the foregoing, the estimated 2025 ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees is estimated to be approximately 25 to 1.

Identifying the Median Employee and Calculating Total Compensation

The CEO pay ratio disclosure rules require companies to identify a median employee only once every three years and to calculate total compensation for that median employee each year, provided that there has not been a significant change to the Company's employee population or employee compensation arrangements. For purposes of our 2025 CEO pay ratio calculation, we did not elect to use the same median employee as the prior year, based on the fact that we had a significant number of new hires during 2025.

For purposes of identifying the median employee in 2025, we utilized the dollar amount reported in Box 5 of the 2025 Form W-2 Wage and Tax Statement provided for each active U.S. employee on the Company's payroll as of December 31, 2025 and annualized the amounts for any employees hired during 2025. This consistently applied compensation measure was chosen because it is a readily available measure for all U.S. employees and we believe it is a reasonable measure of total annual compensation for the purpose of identifying the median employee.

Pay Versus Performance

Pay Versus Performance Table

The following table sets forth information concerning the compensation provided to our NEOs and certain measures of Company performance in the years ended December 31, 2025, 2024, 2023, 2022 and 2021, for services to our Company in all capacities. The compensation and leadership development committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the fiscal years shown.

Year	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO ($)[(1)]	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)[(1)]	Value of Initial Fixed $100 Investment Based on Total Shareholder Return ("TSR") ($)[(2)]	Peer Group TSR ($)[(3)]	Net Loss ($ in millions)	Total Revenue ($ in millions)[(4)]
2025 . .	7,796,171	8,322,670	3,085,821	2,048,110	90	81	(62)	407
2024 . .	9,606,165	4,749,620	2,941,814	1,676,438	78	81	(39)	334
2023 . .	4,113,194	10,055,709	1,626,676	3,344,278	96	80	(66)	124
2022 . .	1,947,020	4,047,941	1,049,800	1,913,762	44	78	(67)	52
2021 . .	4,230,994	39,202	1,700,013	584,783	17	71	(158)	10

(1) Amounts represent compensation actually paid ("CAP") to our CEO, Michael Raab, who was our Principal Executive Officer or "PEO" for each of the five years shown, and the average CAP to our remaining NEOs or "Non-PEO NEOs" for the relevant fiscal year, as determined under SEC rules, which includes Susan Hohenleitner, John Bishop, Ph.D., Elizabeth Grammer, Esq., Edward Conner, M.D., and Justin Renz for 2025; Justin Renz, Elizabeth Grammer, Esq., Laura Williams, M.D., M.P.H., and Michael Kelliher for 2024; Laura Williams, M.D., M.P.H. and Elizabeth Grammer, Esq. for 2023; Laura Williams, M.D., M.P.H. and Susan Rodriguez for 2022; and Justin Renz, Robert Blanks, Elizabeth Grammer, Esq. and David Rosenbaum, Ph.D. for 2021.

Amounts represent the Summary Compensation Table Total Compensation for the applicable fiscal year adjusted as follows:

Fiscal Year ("FY")	2025	
	PEO ($)	Average non-PEO NEOs ($)
2025 Summary Compensation Table Total	7,796,171	3,085,821
Deduction for ASC 718 Fair Value as of Grant Date Reported under the Option Awards Columns in the Summary Compensation Table	(6,367,672)	(2,556,305)
Increase based on ASC 718 Fair Value of Awards Granted during the FY that Remain Unvested as of FY End ("FYE")	5,060,845	1,334,577
Increase based on ASC 718 Fair Value of Awards Granted during the FY that Vested during the FY as of Vesting Date	1,287,226	106,325
Increase based on ASC 718 Fair Value of Outstanding Unvested Prior FY Awards as of FYE Compared to Valuation as of Prior FYE	144,661	8,435
Increase based on ASC 718 Fair Value of Prior FY Awards that Vested during the FY as of Vesting Date Compared to Valuation as of Prior FYE	401,439	28,389
Deduction for Fair Value as of Prior FYE of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions during the FY	—	(206,125)
Incremental Fair Value of Option Awards and Stock Awards that were Modified during the FY	—	246,993
Total Adjustments	526,500	(1,037,711)
Compensation Actually Paid	8,322,670	2,048,110

(2) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our Company's share price at the end and the beginning of the measurement period by our Company's share price at the beginning of the measurement period. No dividends were paid on our common stock in any of the years presented.

(3) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. For all years presented, the peer group used is the same peer group disclosed for the purposes of setting our 2025 executive compensation, as discussed under the "Use of Market Data" caption of the "Compensation Discussion and Analysis" section above. In our proxy statement for the fiscal year 2024, the peer group used was the same peer group disclosed under the "Use of Market Data" of the "Compensation Discussion and Analysis" section of this proxy. Had the fiscal year 2024 peer group been used instead, Peer Group TSR would have resulted in the following: 2025: $108, 2024: $105, 2023: $101, 2022: $103, 2021: $92.

(4) We have selected total revenue as the most important financial measure used by us to link compensation actually paid for 2025 to our performance since it is the financial measure with the largest impact on the cash bonuses we pay our NEOs.

Tabular List of Financial Performance Measures

For 2025, the most important financial measures used to link compensation actually paid to our performance are as follows: (i) total revenue; (ii) net loss; and (iii) TSR.

Narrative Disclosure to Pay Versus Performance Table

Relationship Between Financial Performance Measures

The graphs below compare the compensation actually paid to our PEO and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR, and (ii) our net income, in each case, for the fiscal years ended December 31, 2021, 2022, 2023, 2024 and 2025.







Compensation Actually Paid vs. Net Loss

Legend: PEO Comp Actually Paid | Non-PEO NEOs Comp Actually Paid | Net Loss

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2025, with respect to all of our equity compensation plans in effect on that date:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted-Average Exercise Price of Outstanding Options and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Stockholders[1]	37,028,862	$5.51	20,190,787[2]
Equity Compensation Plans Not Approved by Stockholders[3]	4,530,480	$5.79	—
Total	41,559,342		20,190,787

(1) Includes the Restated Plan and the 2014 Employee Stock Purchase Plan. The number of shares of common stock that may be issued pursuant to outstanding awards under the Restated Plan include: (A) 11,326,503 shares subject to outstanding restricted stock units and (B) 25,702,359 shares subject to stock options. The weighted average exercise price shown is for stock options; other outstanding awards had no exercise price.

(2) Includes 3,282,591 shares that were available for future issuances as of December 31, 2025 under the 2014 Employee Stock Purchase Plan (of which 136,480 shares were issued with respect to the purchase period in effect as of December 31, 2025, which purchase period ended on February 28, 2026), which allows eligible employees to purchase shares of common stock with accumulated payroll deductions.

(3) Includes the Ardelyx, Inc. 2016 Employment Commencement Incentive Plan. The number of shares of common stock that may be issued pursuant to outstanding awards under the 2016 Employment Commencement Incentive Plan include: (A) 1,255,997 shares subject to outstanding restricted stock units and (B) 3,274,483 shares subject to stock options. The weighted average exercise price shown is for stock options; other outstanding awards had no exercise price. The material features of the Ardelyx, Inc. 2016 Employment Commencement Incentive Plan are described in Note 13 to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

PROPOSAL NO. 3
ADVISORY VOTE ON THE FREQUENCY OF
AN ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, the Company is providing stockholders an opportunity to cast a non-binding, advisory vote on the frequency of future stockholder advisory votes to approve the compensation paid to the Company's NEOs, as disclosed pursuant to the compensation disclosure rules of the SEC. Accordingly, you have the opportunity to vote on whether the Company should hold an advisory vote on executive compensation "EVERY ONE YEAR," "EVERY TWO YEARS" or "EVERY THREE YEARS" or to "ABSTAIN" from voting.

The board of directors believes that a frequency of every one year for future advisory votes on executive compensation is the optimal interval for conducting and responding to a "Say-on-Pay" vote. The board of directors believes that an annual advisory "Say-on-Pay" vote will allow the stockholders to provide timely, direct input on the Company's executive compensation philosophy, policies, and practices as disclosed in the Company's proxy statement each year. Currently, the Company conducts a "Say-on-Pay" vote every one year. At our 2020 Annual Meeting of Stockholders, stockholders recommended that the Company hold a Say-on-Pay vote every one year, and the board of directors determined to hold the vote on an annual basis, consistent with the stockholders' recommendation.

To constitute the recommendation of the stockholders, on a non-binding and advisory basis, for the frequency of future advisory votes on executive compensation, the applicable "Every One Year," "Every Two Years" or "Every Three Years" option must receive the affirmative vote of the majority of the votes cast (excluding abstentions and broker non-votes). However, if none of the frequency options (one year, two years or three years) receives such vote, the option of one year, two years or three years that receives the greatest number of votes duly cast will be considered to be the stockholders' recommended frequency of future advisory votes on executive compensation. Abstentions and broker non-votes will be counted towards a quorum, but will otherwise not be counted for any purpose in determining the stockholders' recommendation.

While your vote on this proposal is advisory and will not be binding on the board of directors, the compensation and leadership development committee of the board of directors, or the Company, the compensation and leadership development committee and the board of directors will take into consideration the outcome of the vote when deciding the frequency of future advisory votes on executive compensation. However, the board of directors may decide that it is in the best interests of the Company and its stockholders to hold a "Say-on-Pay" vote more or less frequently than the option recommended by the stockholders.

This non-binding "frequency" vote is required to be submitted to our stockholders at least once every six years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE OPTION OF EVERY <u>ONE YEAR</u> FOR THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

PROPOSAL NO. 4
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit and compliance committee of our board of directors has appointed Ernst & Young LLP ("EY") as our independent registered public accounting firm for the year ending December 31, 2026, and is seeking ratification of such appointment by our stockholders at the 2026 Annual Meeting. EY has audited our financial statements since the fiscal year ended December 31, 2014. Representatives of EY are expected to be present in attendance online at the 2026 Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Amended and Restated Bylaws nor other governing documents or law require stockholder ratification of the appointment of EY as our independent registered public accounting firm. However, the audit and compliance committee is submitting the appointment of EY to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the appointment, the audit and compliance committee will reconsider whether to retain EY. Even if the appointment is ratified, the audit and compliance committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

The affirmative vote of a majority of the votes cast at the 2026 Annual Meeting will be required to ratify the appointment of EY.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM.**

Independent Registered Public Accounting Firm Fees

For the fiscal years ended December 31, 2025 and 2024, EY billed the approximate fees set forth below. All fees included below were approved by the audit and compliance committee.

	Year Ended December 31,	
	2025	2024
Audit Fees[1]	$2,335,500	$2,284,700
Audit-Related Fees	—	—
Tax Fees[2]	249,366	3,425
All Other Fees	—	—
Total All Fees	$2,584,866	$2,288,125.

---

(1) This category consists of fees and expenses for professional services rendered for the integrated audit of our annual financial statements and of our internal controls over financial reporting, reviews of our interim quarterly reports, accounting and financial reporting consultations and the issuance of consents and comfort letters in connection with regulatory filings or engagements

(2) This category consists of fees for professional services rendered by EY for tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The audit and compliance committee has adopted a policy for the pre-approval of all audit and non-audit services to be performed for the Company by the independent registered public accounting firm. This policy is set forth in the charter of the audit and compliance committee and available at https://ir.ardelyx.com/corporate-governance. The policy provides that before an independent registered public accounting firm is engaged by Ardelyx or its subsidiaries to render audit or non-audit services, the audit and compliance committee must review the terms of the proposed engagement and pre-approve the engagement. Pre-approval of the audit and compliance committee of audit and non-audit services is not required if the engagement for the services is entered into pursuant to the pre-approval policies and procedures established by the audit and compliance committee regarding the Company's engagement of the independent registered public accounting firm, provided the policies and procedures are detailed as to the particular service, the audit and compliance committee is informed of each service provided and such policies and procedures do not include delegation of the audit and compliance committee's responsibilities under the Exchange Act to management. The audit and compliance committee may delegate to one or more members the authority to grant pre-approvals, provided such approvals are presented to the audit and compliance committee at a subsequent meeting. Audit and compliance committee pre-approval of non-audit services (other than review and attest services) also will not be required if such services fall within available exceptions established by the SEC. The audit and compliance committee has considered the role of EY in providing audit and audit-related services to the Company and has concluded that such services are compatible with EY's role as the Company's independent registered public accounting firm.

REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act.

The primary purpose of the audit and compliance committee is to oversee our accounting and our financial reporting processes on behalf of our board of directors and our compliance with legal and regulatory requirements. The audit and compliance committee's functions are more fully described in its charter, which is available on our website at https://ir.ardelyx.com/corporate-governance.

In fulfilling its oversight responsibilities, the audit and compliance committee reviewed and discussed with management the Company's audited financial statements for the fiscal year ended December 31, 2025. The audit and compliance committee has discussed with EY, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the audit and compliance committee has discussed with EY their independence, and received from EY the written disclosures and the letter required by PCAOB Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence." Finally, the audit and compliance committee discussed with EY, with and without management present, the scope and results of EY's audit of the financial statements for the fiscal year ended December 31, 2025.

Based on these reviews and discussions, the audit and compliance committee has recommended to our board of directors that such audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC.

Audit and Compliance Committee
Richard Rodgers, Chairperson
William Bertrand, Jr., Esq.
David Mott

PROPOSAL NO. 5
APPROVAL OF THE AMENDMENT TO
THE AMENDED AND RESTATED 2014 EQUITY INCENTIVE AWARD PLAN

Introduction

Our stockholders are being asked to approve an amendment (the "Equity Plan Amendment") to our Amended and Restated 2014 Equity Incentive Award Plan, as amended (the "Restated Plan") to increase the maximum number of shares of Common Stock that may be delivered pursuant to awards granted under the Restated Plan by 9,000,000 shares of Common Stock. This increase is essential to support our planned operations and sustain our current commercial momentum, and our ability to utilize equity to attract and retain talent in our industry as a key driver for long-term stockholder value.

On June 14, 2024, the Company's stockholders approved the Restated Plan, which among other changes: (i) increased the shares reserved for issuance by 19,000,000 shares, (ii) increased certain non-employee director compensation limits, (iii) removed certain provisions previously included for tax deductibility purposes, (iv) removed the evergreen provision such that any increase to the total number of shares of common stock that may be issued under the Restated Plan must be approved by our stockholders, and (v) removed the fixed term so that the Restated Plan will continue until terminated by our board of directors or the share reserve thereunder is exhausted. The Restated Plan was subsequently amended, with approval of our stockholders, in June 2025, to increase the number of shares authorized for issuance under the Restated Plan by 10,000,000 shares.

On March 24, 2026, our board of directors approved the Equity Plan Amendment subject to stockholder approval. The Equity Plan Amendment will become effective as of the date our stockholders approve the Equity Plan Amendment. If the Equity Plan Amendment is not approved by our stockholders, the Restated Plan, as in effect immediately prior to the approval of the Equity Plan Amendment by our board of directors, will remain in full force and effect.

Overview of Proposed Amendment

We strongly believe that an employee equity compensation program is a necessary and powerful incentive and retention tool that benefits all stockholders. As of March 31, 2026, the total number of shares of our common stock reserved for issuance under the Restated Plan since inception was 68,457,566. As of March 31, 2026, the aggregate number of shares of common stock subject to outstanding awards under the Restated Plan was 41,572,585 and a total of 10,240,799 shares of common stock remained available under the Restated Plan for future issuance. Pursuant to the Equity Plan Amendment, an additional 9,000,000 shares have been reserved for issuance under the Restated Plan over the existing share reserve, subject to stockholder approval. In addition, the Equity Plan Amendment would correspondingly increase the number of shares that may be issued upon exercise of incentive stock options, or ISOs, from 68,457,566 shares to 77,457,566 shares.

There will continue to be no evergreen provision in the Restated Plan.

In addition to increases as a result of forfeiture, repurchase, expiration or cash settlement of awards under the Restated Plan, the Restated Plan provides that shares reserved for issuance under the Restated Plan will also be increased by the number of shares of common stock subject to awards granted under our 2016 Employment Commencement Incentive Plan (the "Inducement Plan") that lapse, are repurchased, are forfeited, or expired. No new awards have been made under the Inducement Plan after the effective date of the Restated Plan. Following stockholder approval of the prior amendment to the Restated Plan in June 2025, the compensation and leadership development committee terminated the Inducement Plan and the shares previously reserved under the Inducement Plan are no longer available for future grants.

All of the foregoing share numbers may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading "Adjustments."

The Restated Plan is not being amended in any material respect other than to reflect an increase of 9,000,000 shares reserved for issuance described above. A copy of the Equity Plan Amendment is attached as *Annex A* to this proxy statement.

Equity Incentive Awards Are Critical to Long-Term Stockholder Value Creation

We believe that the adoption of the Equity Plan Amendment is essential to our success, particularly as we focus on commercial growth and building our pipeline and address increasing competition for specialized talent. Equity awards are intended to motivate high levels of performance, align the interests of our directors, employees and consultants with those of our stockholders by giving directors, employees and consultants the perspective of an owner with an equity stake in our company and providing a means of recognizing their contributions to the success of our company. Our board of directors and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help our company meet its goals. This Equity Plan Amendment is a crucial investment in the human capital required to grow the business and create sustainable, long-term stockholder value.

We previously removed the "evergreen" provision from the Restated Plan, ensuring stockholders have a direct vote on all share reserve increases. As a result, stockholder approval of the Equity Plan Amendment is critical to ensure we are not left in a position where we cannot appropriately utilize equity to incentivize our workforce.

Reasons to Vote FOR the Equity Plan Amendment

- **Fuel Strategic Growth:** Secure the necessary share reserve to support our continued growth and our optimization of our commercial and pipeline development efforts through 2027.

- **Attract and Retain Top Talent:** Help ensure we remain competitive in a high-demand labor market by offering equity incentives that are essential for recruiting and retaining industry-leading professionals.

- **Align Employee and Stockholder Interests:** Broad-based equity participation fosters an "owner's mindset" across the entire organization, directly linking employee rewards to long-term stockholder value.

- **Stockholder Dilution Protection:** Our overhang remains steady and is a result of our disciplined equity management and commitment to transparency, including our avoidance of equity financing transactions and larger issuance of shares of our stock. The removal of the "evergreen" provisions ensures you have a direct vote on all share increases rather than allowing automatic, hidden dilution.

- **Support Responsible Governance:** The Restated Plan, inclusive of the Equity Plan Amendment, incorporates a broad range of compensation and governance best practices, as more fully described under "**Other Key Features of the Restated Plan (including the Equity Plan Amendment)**" below.

Our equity incentive program is broad-based. As of March 31, 2026, all of our employees had received grants of equity awards, and all six of our non-employee directors had received grants of equity awards. We do not typically make new grants of equity awards to our consultants. We believe we must continue to offer a competitive equity compensation plan in order to attract, retain and motivate the industry-leading talent imperative to our continued growth and success.

Outstanding Awards Under Existing Plans

The table below presents information about the number of shares that were subject to various outstanding equity awards under our equity plans, and the shares remaining available for issuance under each such plan, each at March 31, 2026.

As of March 31, 2026, the Restated Plan is the only equity incentive plan under which we grant awards (other than the shares available for purchase under our 2014 Employee Stock Purchase Plan (the "2014 ESPP")); however, equity awards remain outstanding under our Inducement Plan.

	Number of Shares	As a % of Shares Outstanding[1]	Dollar Value[2]
Inducement Plan			
Options outstanding	3,136,328	1.27%	$ 18,786,605
Weighted average exercise price of outstanding options	$ 5.86		
Weighted average exercise remaining term of outstanding options	6.94		
Restricted stock units outstanding	1,032,393	0.42%	$ 6,184,034
Shares available for future issuance under the Restated Plan	—	—%	$ —
Restated Plan			
Options outstanding	26,673,434	10.80%	$159,773,870
Weighted average exercise price of outstanding options	$ 5.67		
Weighted average exercise remaining term of outstanding options	6.73		
Restricted stock units outstanding	14,899,151	6.03%	$ 89,245,914
Shares available for future issuance under the Restated Plan	10,240,799	4.15%	$ 61,342,386
Equity Plan Amendment			
Proposed increase to share reserve under Restated Plan (over existing share reserve under the Restated Plan)	9,000,000	3.64%	$ 53,910,000

(1)   Based on 246,973,414 shares of our common stock outstanding as of March 31, 2026.

(2)   Based on the closing price of our common stock on March 31, 2026 of $5.99 per share.

Background for the Determination of the Share Reserve under the Equity Plan Amendment

In determining whether to approve the Equity Plan Amendment, our board of directors considered that:

- In setting the size of the share reserve under the Restated Plan, as described above, our board of directors considered the historical amounts of equity awards granted by our company in the past three years. In 2023, 2024, and 2025, equity awards representing a total of approximately 12,183,000 shares, 17,056,000 shares, and 20,302,000 shares, respectively, were granted under our Restated Plan and Inducement Plan, for an annual equity burn rate of 5.2%, 7.2%, and 8.3%, respectively. This level of equity awards represents a three-year average burn rate of 6.9% of common shares outstanding. Equity burn rate is calculated by dividing the number of shares subject to equity awards granted during the fiscal year by the number of common shares outstanding at the end of the fiscal year. The equity burn rate in 2025 was higher than in prior years because of (i) the continued growth of the Company's employee base resulting in a larger number of employees receiving annual equity grants in 2025, (ii) the Company's continued commercial expansion and hiring in 2025, resulting in a higher number of new hire grants, including those associated with four newly appointed executives in 2025 and (iii) the Company continuing to not issue additional equity in the market, which would have lowered the equity burn rate but resulted in dilution to our stockholders. During this period, the size of our employee base was 267, 395, and 489 employees as of year-end 2023, 2024, and 2025, respectively. Our employee base increased by approximately 101%, 48%, and 24% during 2023, 2024, and 2025, respectively.

- In setting the size of the amendment to the Restated Plan approved in 2025, we expected the increased share reserve to provide us with enough shares for awards for 2025 and 2026 assuming we continued to grant awards consistent with our past practices and historical usage, as reflected in our historical burn rate, and further dependent on the price of our shares, hiring activity, and forfeitures of outstanding awards. We noted at the time we sought approval for the 2025 amendment to the Restated

Plan that future circumstances could require us to change our equity grant practices, and that the share reserve under the Restated Plan, as amended by the 2025 amendment, could last for a shorter or longer time. In fact, circumstances did change, with four new executive officers hired in 2025, which was higher than the number originally anticipated when the size of the amendment to the Restated Plan was set. The hiring of these executive officers was key to the execution of the Company's long-term strategy for the benefit of our stockholders and competitive equity compensation is vital to attract, retain and motivate industry-leading talent.

- We expect the share authorization under the Restated Plan, as amended by the Equity Plan Amendment, to provide us with enough shares for awards in 2026 through 2027, assuming we continue to grant awards consistent with our current practices and historical usage.

- In 2023, 2024 and 2025, our end of year overhang rate (including shares underlying equity awards outstanding and available for issuance under our Inducement Plan but excluding shares available for issuance under our 2014 ESPP) was 21.6%, 24.4%, and 23.9%, respectively. If the Equity Plan Amendment is approved, we expect our overhang rate attributable to the Restated Plan and the Inducement Plan at the end of 2026 will be approximately 26.3%. When modeling overhang including only "in-the-money" options (where options with an exercise price above $5.99 are considered not "in-the money"), the expected overhang rate attributable to the Restated Plan and the Inducement Plan at the end of 2026 is expected to be approximately 20.9%. Overhang for this purpose is calculated by dividing (1) the sum of the number of shares subject to equity awards outstanding at the end of the fiscal year plus shares remaining available for issuance for future awards at the end of the fiscal year (excluding shares available for issuance under our 2014 ESPP) by (2) the number of shares outstanding at the end of the fiscal year. While our projected overhang if the Equity Plan Amendment is 26.3%, this figure is primarily a result of our commitment to stockholder protection. By removing the "evergreen" provisions in our Restated Plan and avoiding other continuous issuance of our stock (such as frequent sales under our at-the-market issuance program or frequent follow-on equity offerings), we have successfully prevented automatic and ongoing dilution to our stockholders. In addition, options have been a component of our historic grant practice, and our employees typically hold options after vesting while shares underlying restricted stock units are promptly issued. As a result, our overhang appears higher at the time of this requested increase, but this approach ensures stockholders have a direct voice.

- In light of the factors described above, and the fact that the ability to continue to grant equity compensation is vital to our ability to continue to attract and retain employees in the extremely competitive labor markets in which we compete, our board of directors has determined that the size of the share reserve, as amended by the Equity Plan Amendment, would be reasonable and appropriate at this time.

Other Key Features of the Restated Plan (including the Equity Plan Amendment)

The Restated Plan (including the Equity Plan Amendment) reflects a broad range of compensation and governance best practices, with some of the key features of the Restated Plan as follows:

- *No Increase to Shares Available for Issuance without Stockholder Approval*. Without stockholder approval, the Restated Plan prohibits any alteration or amendment that operates to increase the total number of shares of common stock that may be issued under the Restated Plan (other than adjustments in connection with certain corporate reorganizations and other events).

- *No Repricing of Awards*. Other than pursuant to the provisions of the Restated Plan described below under the headings "Adjustments" and "Corporate Transactions," the plan administrator may not without the approval of the Company's stockholders (1) lower the exercise price of an option or SAR after it is granted or (2) cancel an option or SAR when the exercise price exceeds the fair market value of the underlying shares in exchange for cash or another award.

- *Incentive Stock Option Limitation.* The Restated Plan, as amended by the Equity Plan Amendment, contains a limit of 77,457,566 shares that may be issued upon exercise of ISOs following the effective date of the Restated Plan.

- *Limitations on Dividend Payments on Unvested Awards*. Dividends and dividend equivalents may not be paid on awards subject to vesting conditions unless and until such conditions are met. Dividend equivalents may not be paid on stock options or SARs.

- *No In-the-Money Option or Stock Appreciation Right Grants*. The Restated Plan prohibits the grant of options or SARs with an exercise or base price less than 100% of the fair market value of our Common Stock on the date of grant.

- *No Liberal Share Recycling. The Restated Plan prohibits shares tendered or withheld for the payment of tax obligations on an award or in payment of the exercise price of an option from being added back to the share reserve, in addition to prohibiting other practices considered to be liberal share recycling.*

- *Independent Administration*. The compensation and leadership development committee of our board of directors, which consists of two or more non-employee directors, generally will administer the Restated Plan. The full board of directors will administer the Restated Plan with respect to awards granted to members of the board. The compensation and leadership development committee may delegate certain of its duties and authorities to a committee of one or more directors or officers of the Company for awards to certain individuals, within specific guidelines and limitations. However, no delegation of authority is permitted with respect to awards made to individuals who (1) are subject to Section 16 of the Exchange Act, or (2) are officers of the Company and have been delegated authority to grant or amend awards under the Restated Plan.

- *No Automatic Change in Control Vesting for Awards*. The Restated Plan does not have automatic accelerated vesting provisions for awards in connection with a change of control (other than in connection with the non-assumption of awards).

- *Limitations on Grants to Directors*. The Restated Plan provides for limitations on grants to non-employee directors such that the sum of the grant date fair value of all equity awards and the maximum amount that may become payable pursuant to all cash-based awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year of the Company may not exceed $1,000,000. Prior to the amendment and restatement of the Restated Plan, non-employee directors could be granted awards covering the greater of (a) 100,000 shares or (b) a number of shares such that the maximum aggregate value of the awards to the director in a calendar year is $400,000.

- *No Fixed Term*. The Restated Plan will not have a fixed term and will continue until terminated by our board of directors or the share reserve thereunder is exhausted.

- *Removal of Section 162(m) Provisions*. Section 162(m) of the Internal Revenue Code prior to the Tax Cuts and Jobs Act of 2017 (the "TCJA"), allowed performance-based compensation that met certain requirements to be tax deductible regardless of amount. This qualified performance-based compensation exception was repealed as part of the TCJA. The Restated Plan does not include certain provisions which were otherwise required for awards to qualify as performance-based compensation under the Section 162(m) exception prior to its repeal.

Stockholder Approval

In general, stockholder approval of the Equity Plan Amendment will implement the foregoing share reserve increase while (1) complying with the terms of the Restated Plan regarding amendments, (2) meeting the stockholder approval requirements of Nasdaq, and (3) allowing us to grant ISOs. If the Equity Plan Amendment is not approved by our stockholders, the Equity Plan Amendment will not become effective, the Restated Plan will continue in full force and effect.

Summary of the Restated Plan

The principal features of the Restated Plan, as amended by the Equity Plan Amendment, are summarized below, but the summary is qualified in its entirety by reference to the Equity Plan Amendment, which is attached as *Annex A*, and the Restated Plan itself, which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Securities Subject to the Restated Plan

As of March 31, 2026, the aggregate number of shares of common stock subject to outstanding awards under the Restated Plan was 41,572,585 and a total of 10,240,799 shares of common stock remained available under the Restated Plan for future issuance. Pursuant to the Equity Plan Amendment, subject to stockholder approval of this proposal, the number of shares of our common stock authorized for issuance as of the effective date of the Restated Plan will be increased by 9,000,000 shares.

If any shares subject to an award under the Restated Plan or the Inducement Plan are forfeited, expire or are settled for cash, any shares subject to such award will, to the extent of such forfeiture, expiration or cash settlement, be available for future grants under the Restated Plan. However, the following shares may not be used again for grant under the Restated Plan: (1) shares tendered or withheld to satisfy the exercise price of an option; (2) shares tendered or withheld to satisfy the tax withholding obligations with respect to an award; (3) shares subject to an SAR that are not issued in connection with the stock settlement of the SAR on its exercise; and (4) shares purchased on the open market with the cash proceeds from the exercise of options. If any shares of restricted stock are forfeited by a participant or repurchased by us pursuant to the Restated Plan or the Inducement Plan, such shares shall again be available for future grant or sale under the Restated Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards shall not be counted against the shares of stock available for issuance under the Restated Plan.

To the extent permitted by applicable law or any exchange rule, and subject to certain other restrictions, shares issued in assumption of, or in substitution for, any outstanding awards or shares available under a pre-existing plan of an entity acquired by the Company or any of its subsidiaries that was approved by stockholders and not adopted in contemplation of such acquisition will not be counted against the shares available for grant under the Restated Plan.

In no event will more than 77,457,566 shares of common stock be issuable pursuant to the exercise of ISOs following the effective date of the Equity Plan Amendment.

Administration

The Restated Plan, as amended by the Equity Plan Amendment, is administered by the compensation and leadership development committee of the board of directors. The compensation and leadership development committee may delegate to a committee of one or more members of the board or one or more of our officers the authority to grant or amend awards to participants other than our senior executives who are subject to Section 16 of the Exchange Act, subject to certain other limitations. Unless otherwise determined by the board of directors, the compensation and leadership development committee will consist solely of two or more members of the board, each of whom is a "non-employee director" as defined by Rule 16b-3 of the Exchange Act and an "independent director" under the rules of the Nasdaq Stock Market (or other principal securities market on which shares of our common stock are traded).

The compensation and leadership development committee has general authority to administer the Restated Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, as well as the authority to delegate such administrative responsibilities. However, the full board of directors will conduct the general administration of the Restated Plan with respect to any awards to non-employee members of the board.

Eligibility

Options, SARs, restricted stock and other awards under the Restated Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted ISOs. As of March 31, 2026, we had seven non-employee directors, 494 employees, and 20 consultants, each of whom would have been eligible for awards under the Restated Plan had it been in effect on such date. We do not typically make new grants of equity awards to our consultants. The closing share price per share for our common stock on the Nasdaq Stock Market on March 31, 2026 was $5.99.

Awards

The Restated Plan, as amended by the Equity Plan Amendment, provides for the grant of stock options, both incentive stock options and nonqualified stock options, SARs, restricted stock awards, restricted stock units, performance share awards, dividend equivalents, performance bonus awards, and other performance-based awards to eligible individuals. Certain awards under the Restated Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Restated Plan are or will be set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards are generally settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Restated Plan, as amended by the Equity Plan Amendment, except as set forth below under "New Plan Benefits." See the "2025 Summary Compensation Table" and "2025 Grants of Plan-Based Awards Table" in this proxy statement for information on prior awards to our NEOs identified in those tables.

Stock Options. Stock options, including incentive stock options, as defined under Section 422 of the Code, and non-qualified stock options may be granted pursuant to the Restated Plan. The option exercise price of all stock options granted pursuant to the Restated Plan will not be less than 100% of the fair market value of the common stock on the date of grant. Stock options may be exercised as determined by the compensation and leadership development committee, but in no event may a stock option have a term extending beyond ten years after the date of grant. Incentive stock options granted to any person who owns, as of the date of grant, stock possessing more than ten percent of the total combined voting power of all classes of Company stock, however, shall have an exercise price that is not less than 110% of the fair market value of the common stock on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. The aggregate fair market value of the shares with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Code provides.

Stock Appreciation Rights. Stock appreciation rights may also be granted under the Restated Plan. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price per share, which will be no less than 100% of the fair market value of our common stock on the date of grant. SARs may be exercised as determined by the compensation and leadership development committee, but in no event may an SAR have a term extending beyond ten years after the date of grant. Upon exercise of an SAR, payment may be made in cash or check or other property acceptable to the compensation and leadership development committee.

Restricted Stock and Restricted Stock Units. Restricted stock is an award of nontransferable shares of our common stock that remains forfeitable unless and until specified conditions are met and which may be subject to a purchase price. Holders of restricted stock will have voting rights and will have the right to receive dividends; however, dividends may not be paid until the applicable shares of restricted stock vest. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying these awards may be deferred under the terms of the award or at the election of the participant if the plan administrator permits such a deferral.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend payments dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed, or expires, as determined by the plan administrator. The Restated Plan requires that any dividend equivalents be paid only to the extent the underlying award vests.

Performance Awards. Performance awards include any of the awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. Performance awards may include any of the awards enumerated in this summary or other incentive awards paid in cash or stock.

The compensation and leadership development committee will determine the methods by which payments by any award holder with respect to any awards may be paid, the form of payment, including, without limitation: (1) cash or check; (2) shares (including in the case of payment of the exercise price of an award, shares issuable pursuant to the exercise of the award) or shares held for such period of time as may be required by the compensation and leadership development committee in order to avoid adverse accounting consequences, in each case, having a fair market value on the date of delivery equal to the aggregate payments required; or (3) other property acceptable to the compensation and leadership development committee (including through the delivery of a notice that the award holder has placed a market sell order with a broker with respect to shares of common stock then issuable upon exercise or vesting of an award and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required, provided that payment of such proceeds is then made to us upon settlement of such sale). However, no participant who is a member of the board of directors or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act will be permitted to pay the exercise price of an option in any method that would violate the prohibitions on loans made or arranged by us as set forth in Section 13(k) of the Exchange Act.

Limitations on Awards

The maximum aggregate value of awards that may be granted under the Restated Plan as compensation for services as a non-employee director may not exceed $1,000,000 in any calendar year.

Tax Withholding

The Restated Plan permits the plan administrator to allow for the withholding or surrender of shares in satisfaction of tax withholding with respect to awards with a value up to the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America).

No Repricing

In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by stockholders) may any adjustment be made to a stock option or an SAR award under the Restated Plan (by amendment, cancellation and re-grant, exchange, or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Transferability

Generally, awards granted under the Restated Plan will not be transferable by a participant other than by will or the laws of descent and distribution or, subject to the consent of the compensation and leadership development committee, pursuant to a domestic relations order. Generally, stock options and SARs will be exercisable during a participant's lifetime only by him or her, unless it has been disposed of pursuant to a domestic relations order; after the death of a participant, any exercisable portion of an option or SAR may be exercised by his personal representative or by any person empowered to do so under the deceased participant's will or under the then applicable laws of descent and distribution. However, the compensation and leadership development committee has the authority to permit a participant to transfer an award other than an incentive stock option to a permitted transferee, subject to the terms and conditions in the Restated Plan. In no event may an award be transferable for consideration absent stockholder approval.

Forfeiture, Recoupment and Clawback Provisions

Pursuant to its general authority to determine the terms and conditions applicable to awards under the Restated Plan, the plan administrator has the right to provide, in an award agreement or otherwise, that an award shall be subject to the provisions of the Clawback Policy.

Adjustment Provisions

Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend, or certain recapitalizations may affect the share price of our common stock (which transactions are referred to collectively as "equity restructurings"). In the event that an equity restructuring occurs, the class, number of shares, and exercise or grant price of outstanding awards will be equitably adjusted, and the plan administrator will make such further equitable adjustments as it may deem appropriate to reflect the equity restructuring with respect to the aggregate number and kind of shares that may be issued under the Restated Plan.

Other types of transactions may also affect our common stock, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is such a transaction, which is not an equity restructuring and the plan administrator determines that an adjustment to the plan and any outstanding awards would be appropriate to prevent any dilution or enlargement of benefits under the Restated Plan, the plan administrator will equitably adjust the Restated Plan as to the class of shares issuable and the maximum number of shares of our stock subject to the Restated Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, will adjust any outstanding awards as to the class, number of shares, and price per share of our stock in such manner as it may deem equitable and may provide for the cash-out, substitution, assumption or acceleration of outstanding awards.

Effect of Certain Corporate Transactions

For purposes of the Restated Plan, a "change in control" generally means certain transactions in which a person acquires 50% or more of our total voting power; certain changes in the composition of the board of directors over a two-year period; a merger or consolidation, other than a merger or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent at least 50% of the total voting power represented by our voting securities or such surviving entity's voting securities outstanding immediately after such merger or consolidation (or the voting securities of the parent of the entity which survives such merger or consolidation); a sale or disposition of all or substantially all of our assets, subject to certain exceptions; or approval by our stockholders of a plan of complete liquidation. The board of directors, in its sole discretion, may adopt a change-in-control program to determine the vesting schedule, exercisability, and other terms of outstanding awards on or after a change in control.

The board of directors may terminate, amend, or modify the Restated Plan at any time; however, stockholder approval will be obtained for any amendment to increase the number of shares available under the Restated Plan.

In addition, absent stockholder approval, no option or SAR may be amended to reduce the per share exercise price of the shares subject to such option or SAR below the per share exercise price as of the date the option or SAR was granted and, except to the extent permitted by the Restated Plan in connection with certain changes in capital structure, no option, SAR, cash, or other award may be granted in exchange for, or in connection with, the cancellation or surrender of an option or SAR having a higher per share exercise price.

Federal Income Tax Consequences

The following is a general summary under current U.S. law of the material federal income tax consequences with respect to the Restated Plan. This summary deals with the general U.S. tax principles that apply and is provided only for general information. Some kinds of taxes, such as foreign, state, and local income taxes, as well as gift and estate tax considerations, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality, and the summary does not discuss all aspects of income taxation that may be relevant in light of a holder's personal investment circumstances.

With respect to nonqualified stock options, we are generally entitled to deduct, and the optionee recognizes taxable income in an amount equal to, the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving incentive stock options will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the common stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will be treated as one that does not meet the requirements of the Code for incentive stock options, and the tax consequences described for nonqualified stock options will apply.

The current federal income tax consequences of other awards authorized under the Restated Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture and restricted stock units will result in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions applicable to such awards lapse (unless, with respect to an award of restricted stock, the recipient elects to accelerate recognition as of the date of grant); and stock-based performance awards, dividend equivalents, and other types of awards are generally subject to tax at ordinary income rates at the time of payment. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes income, subject to Section 162(m) with respect to covered employees.

New Plan Benefits

Other than with respect to annual grants of equity awards to our non-employee directors pursuant to the Restated Plan, as amended by the Equity Plan Amendment, that will be made immediately on the date of the 2026 Annual Meeting, assuming stockholder approval of the Equity Plan Amendment (reflected in the table below), all future grants of awards under the Restated Plan, as amended by the Equity Plan Amendment, are subject to the discretion of the plan administrator and it is not possible to determine the benefits that will be received in the future by participants in the Restated Plan, as amended by the Equity Plan Amendment.

	Dollar Value ($)	Units (#)
Michael Raab .... *President, Chief Executive Officer and Director*	—	—
Susan Hohenleitner... *Chief Financial Officer*	—	—
John Bishop, Ph.D.. *Chief Technical and Quality Officer*	—	—
Laura Williams, M.D., M.P.H.. *Chief Medical Officer*	—	—
Edward Conner, M.D... *Former Chief Medical Officer*	—	—
Justin Renz .... *Former Chief Financial and Operations Officer*	—	—
All current executive officers as a group (8 persons)...........................	—	—
All current directors who are not executive officers as a group (7 persons)..........	$2,100,000[1]	[2]
All non-executive officer employees as a group...............................	—	—

(1) Represents an estimate value of equity awards to be granted to our non-employee directors on the date of the 2026 Annual Meeting, using the aggregate grant date fair market value of $300,000 per non-employee director for equity awards granted under the Director Compensation Program multiplied by current number of our non-employee directors. This amount does not include the estimate value of fully vested RSUs to be granted to non-employee directors who elected to receive a fully vested RSU award in lieu of their respective 2026 annual cash retainers because the value of such fully vested RSU awards will depend on the closing market price of our common stock on the date of the 2026 Annual Meeting.

(2) The aggregate number of shares to be granted to our non-employee directors is not included in the table above because it will depend on the closing market price of our common stock on the date of the 2026 Annual Meeting.

Plan Benefits Under the Restated Plan

As of March 31, 2026, each of our named executive officers and the other groups identified below have received the following option and RSU grants under the Restated Plan since its inception that are outstanding:

	Stock Options Granted and Outstanding (#)	Restricted Stock Units/Shares of Restricted Stock Granted and Outstanding (#)
Michael Raab .... *President, Chief Executive Officer and Director*	6,132,171	1,100,676
Susan Hohenleitner.. *Chief Financial Officer*	706,609	227,211
John Bishop, Ph.D... *Chief Technical and Quality Officer*	513,500	334,559
Edward Conner, M.D... *Former Chief Medical Officer*	—	—

	Stock Options Granted and Outstanding (#)	Restricted Stock Units/Shares of Restricted Stock Granted and Outstanding (#)
Elizabeth Grammer, Esq.	1,331,455	173,021
Former Chief Legal and Administrative Officer		
Justin Renz	1,013,909	—
Former Chief Financial and Operations Officer		
All current executive officers as a group (8 persons).....................	12,155,274	2,951,185
All current directors who are not executive officers as a group (7 persons)....	2,168,366	111,135
Robert Bazemore, nominee for director..............................	404,834	10,387
Muna Bhanji, R.Ph, nominee for director	307,226	41,551
Richard Rodgers, nominee for director	294,834	10,387
Each associate of any directors, executive officers or nominees	—	—
Each other person who received or is to receive 5 percent of such options, warrants or rights	—	—
All employees, including all current officers who are not executive officers as a group (494 persons)..	13,947,899	12,858,837

Interests of Directors and Executive Officers

Our directors and executive officers (including our named executive officers) have substantial interests in the matters set forth in the Equity Plan Amendment Proposal since equity awards may be granted to them in the future under the Restated Plan (as amended by the Equity Plan Amendment).

Vote Required

Approval of the Equity Plan Amendment requires the affirmative vote of the majority of votes cast (excluding abstentions and broker non-votes). Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE EQUITY PLAN AMENDMENT, TO SUPPORT EXECUTION OF OUR GROWTH STRATEGY AND GOALS TO DELIVER VALUE TO OUR STOCKHOLDERS.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information relating to the beneficial ownership of our common stock as of March 31, 2026, by:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

- each of our directors and nominees for director;

- each of our named executive officers; and

- all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director, nominee or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2026 through the exercise of stock options, warrants or other rights and through the vesting and settlement of RSUs. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 246,973,414 shares of our common stock outstanding as of March 31, 2026. Shares of our common stock that a person has the right to acquire within 60 days of March 31, 2026 pursuant to the exercise of outstanding stock options, and restricted stock units that are expected to vest and settle on or before June 14, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ardelyx, Inc., at 400 Fifth Avenue, Suite 210, Waltham, Massachusetts 02451.

Name and Address of Beneficial Owner	Beneficial Ownership			
	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable/ Releasable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders				
The Vanguard Group[1]	18,979,483	—	18,979,483	7.7%
Janus Henderson Group plc[2]	13,824,093	—	13,824,093	5.6%
Integrated Core Strategies (US) LLC[3]	12,855,317	—	12,855,317	5.2%
Named Executive Officers and Directors				
Michael Raab[4]	676,456	4,599,627	5,276,083	2.1%
Susan Hohenleitner[5]	3,322	16,063	19,385	*%
John Bishop, Ph.D.[6]	4,592	23,312	27,904	*%
Edward Conner, M.D.	—	—	—	—
Elizabeth Grammer, Esq.[7]	102,295	1,085,072	1,187,367	*%
Justin Renz[8]	251,952	1,020,009	1,271,961	*%
David Mott[9]	3,292,531	375,716	3,593,247	1.5%
Robert Bazemore[10]	31,164	410,716	441,880	*%
William Bertrand, Jr., Esq.[11]	280,320	400,716	681,036	*%
Muna Bhanji, R.Ph[12]	116,578	302,721	419,299	*%
Onaiza Cadoret-Manier[13]	141,314	348,076	489,390	*%
Merdad Parsey, M.D., Ph.D.[14]	29,255	23,225	52,480	*%
Richard Rodgers[15]	403,156	300,716	703,872	*%
All directors and executive officers as a group (14 persons)[16]	5,336,345	7,774,764	13,111,109	5.3%

* Indicates beneficial ownership of less than 1% of the total outstanding shares of common stock.

(1) Based on a Schedule 13G/A filed with the SEC on January 30, 2026 by The Vanguard Group, Inc. ("Vanguard"). Vanguard holds shared voting and dispositive power over 18,979,483 shares and does not hold sole voting or dispositive power over any shares.

Vanguard subsequently filed a Schedule 13G/A with the SEC on March 26, 2026 indicating that on January 12, 2026, it went through an internal realignment and certain of its subsidiaries or business divisions of its subsidiaries that formerly had, or were deemed to have, beneficial ownership with Vanguard will report beneficial ownership separately (on a disaggregated basis) from Vanguard and that Vanguard no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by such subsidiaries and/or business divisions. The principal business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Based on a Schedule 13G/A filed with the SEC on November 14, 2025 by Janus Henderson Group plc ("Janus Henderson"). Janus Henderson holds shared voting and dispositive power over 13,824,093 shares and does not hold sole voting or dispositive power over any shares. Janus Henderson has a 100% ownership stake in Janus Henderson Investors U.S. LLC ("JHIUS"). As a result of its role as investment adviser or sub-adviser to certain fund, individual and/or institutional clients, JHIUS may be deemed to be the beneficial owner of the shares owned by Janus Henderson. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the by such fund, individual and/or institutional clients and disclaims any ownership associated with such rights. The principal business address of Janus Henderson is 201 Bishopsgate, EC2M 3AE, United Kingdom.

(3) Based on a Schedule 13G filed with the SEC on January 12, 2026. Integrated Core Strategies (US) LLC ("Integrated Core Strategies") is the beneficial owner of 12,855,317 shares of common stock. Millennium Management LLC is an investment manager to Integrated Core Strategies and may be deemed to have shared voting and dispositive power over the 12,855,317 shares held by Integrated Core Strategies and the 13,121,781 shares of common stock reported in the aggregate. By virtue of their relationships, the securities reported are potentially beneficially owned by Millenium Management LLC, Millennium Group Management LLC and Israel A. Englander and are held by entities subject to voting control and investment discretion by Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The principal business address of Integrated Core Strategies is 399 Park Avenue, New York, NY, 10022.

(4) The number of shares beneficially owned consists of (i) 651,092 shares of common stock owned directly by Mr. Raab, (ii) 24,364 shares of common stock owned directly by Michael G. Raab, trustee of the Michael G. Raab Living Trust dated July 25, 2012, and (iii) an aggregate of 1,000 shares of common stock owned directly by trusts for the benefit of Mr. Raab's children. The number of shares exercisable/releasable with 60 days consists of (i) 4,490,787 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 108,840 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(5) The number of shares exercisable/releasable with 60 days consists of (i) 10,708 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 5,355 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(6) The number of shares exercisable/releasable with 60 days consists of (i) 15,541 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 7,771 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(7) The number of shares exercisable/releasable with 60 days consists of (i) 1,063,670 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 21,402 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(8) The number of shares exercisable/releasable with 60 days consists of 1,020,009 shares of common stock subject to options exercisable within 60 days of March 31, 2026.

(9) The number of shares beneficially owned consists of (i) 3,204,965 shares of common stock owned directly by Mr. Mott and (ii) 87,566 shares of common stock held by Mr. Mott for the benefit of entities associated with New Enterprise Associates. The number of shares exercisable/releasable with 60 days consists of (i) 255,329 shares of common stock subject to options exercisable within 60 days of March 31, 2026, owned directly by Mr. Mott, (ii) 110,000 shares of common stock subject to options exercisable within 60 days of March 31, 2026, held by Mr. Mott for the benefit of entities associated with New Enterprise Associates, and (iii) 10,387 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026, owned directly by Mr. Mott. Mr. Mott disclaims beneficial ownership of all such shares and options, except to the extent of his actual pecuniary interest therein.

(10) The number of shares exercisable/releasable with 60 days consists of (i) 410,716 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 10,387 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(11) The number of shares exercisable/releasable with 60 days consists of (i) 390,329 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 10,387 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(12) The number of shares exercisable/releasable with 60 days consists of 302,721 shares of common stock subject to options exercisable within 60 days of March 31, 2026. An additional 20,776 shares of common stock subject to restricted stock units will vest within 60 days of March 31, 2026; however, Ms. Bhanji has elected to defer delivery of these shares pursuant to our non-employee director compensation policy.

(13) The number of shares exercisable/releasable with 60 days consists of (i) 337,689 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 10,387 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(14) The number of shares exercisable/releasable with 60 days consists of (i) 19,720 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 3,505 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(15) The number of shares exercisable/releasable with 60 days consists of (i) 290,329 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (ii) 10,387 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026.

(16) Consists of (i) 5,336,345 shares of common stock, (ii) 7,513,700 shares of common stock subject to options exercisable within 60 days of March 31, 2026, and (iii) 261,064 shares of common stock subject to restricted stock units that will vest within 60 days of March 31, 2026. Excludes shares of common stock held by, exercisable by and releasable to Ms. Grammer, Mr. Renz and Dr. Conner, who ceased to be executive officers as of December 31, 2025, November 13, 2025 and December 31, 2025, respectively.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2025, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were met, except for late Form 3s, which were filed on May 13, 2025 for Merdad Parsey and October 17, 2025 for each of John Bishop, James Brady and Edward Conner, and late Form 4s due to administrative delays, which were filed on January 10, 2025 for Michael Raab, May 14, 2025 for Merdad Parsey and June 19, 2025 for David Mott.

ADDITIONAL INFORMATION

Householding of Proxy Materials

The SEC has adopted rules known as ''householding'' that permit companies and intermediaries (such as brokers) to deliver one set of proxy materials to multiple stockholders residing at the same address. This process enables us to reduce our printing and distribution costs, and reduce our environmental impact. Householding is available to both registered stockholders and beneficial owners of shares held in street name.

Registered Stockholders

If you are a registered stockholder and have consented to householding, then we will deliver or mail one set of our proxy materials, as applicable, for all registered stockholders residing at the same address. Your consent will continue unless you revoke it, which you may do at any time by providing notice to the Company's Corporate Secretary by telephone at (617) 675-2739 or by mail at Ardelyx, Inc., 400 Fifth Avenue, Suite 210, Waltham, MA 02451.

If you are a registered stockholder who has not consented to householding, then we will continue to deliver or mail copies of our proxy materials, as applicable, to each registered stockholder residing at the same address. You may elect to participate in householding and receive only one set of proxy materials for all registered stockholders residing at the same address by providing notice to the Company as described above.

Street Name Holders

Stockholders who hold their shares through a brokerage may elect to participate in householding, or revoke their consent to participate in householding, by contacting their respective brokers.

Annual Reports

This proxy statement is accompanied by our 2025 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "10-K"). The 10-K includes our audited financial statements. We have filed the 10-K with the SEC, and it is available free of charge at the SEC's website at www.sec.gov and on our website at https://ir.ardelyx.com. In addition, upon written request to the Company's Corporate Secretary at Ardelyx, Inc., 400 Fifth Avenue, Suite 210, Waltham, MA 02451, we will mail a paper copy of our 10-K, including the financial statements and the financial statement schedules, to you free of charge.

Other Matters

As of the date of this proxy statement, our board of directors knows of no other matters that will be presented for consideration at the 2026 Annual Meeting other than the matters described in this proxy statement. If other matters are properly brought before the 2026 Annual Meeting, then proxies will be voted in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in accordance with the best judgment of the proxy holder.

By Order of the Board of Directors:

/s/ Michael Raab

Michael Raab
Chief Executive Officer

Waltham, Massachusetts
April 29, 2026

**SECOND AMENDMENT TO THE
ARDELYX, INC.
AMENDED AND RESTATED
2014 EQUITY INCENTIVE AWARD PLAN**

This Second Amendment (this "Amendment") to the Ardelyx, Inc. Amended and Restated 2014 Equity Incentive Award Plan, as amended (the "Plan"), is made and adopted by the Board of Directors (the "Board") of Ardelyx, Inc. (the "Company"), on March 24, 2026 (the "Adoption Date"), effective as of the date that it is approved by the Company's stockholders; *provided* such date is within twelve (12) months of the Adoption Date (the "Amendment Effective Date"). All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan.

RECITALS

WHEREAS, the Company maintains the Plan, which, prior to this Amendment taking effect, provides that the maximum number of shares of Common Stock (the "Shares") that may be delivered pursuant to awards granted under the Plan is (i) 68,457,566 and (ii) any of the 6,500,000 Shares which as of the Effective Date of the Plan were subject to awards granted under the Ardelyx, Inc. 2016 Employment Commencement Incentive Plan (the "Prior Plan") that on or after the Effective Date of the Plan terminate, expire or lapse for any reason without delivery of Shares to the holder thereof or for which the Shares are forfeited or repurchased for the original purchase prices thereof.

WHEREAS, the Board believes it is in the best interest of the Company to increase the maximum number of shares of Common Stock that may be delivered pursuant to awards granted under the Plan by 9,000,000 shares of Common Stock to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of its Board, Employees and Consultants.

WHEREAS, pursuant to Section 13.1 of the Plan, the Board may amend the Plan from time to time; provided that any such amendment to increase the number of shares of Common Stock subject to the Plan shall require approval by the Company's stockholders within twelve (12) months before or after such action by the Board.

WHEREAS, the Board has recommended that this Amendment be submitted to the stockholders of the Company for approval within twelve (12) months of the Adoption Date.

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended, as of the Amendment Effective Date, as follows:

AMENDMENT

1. Amendment to Section 3.1(a). Section 3.1(a) of the Plan is hereby amended and restated in its entirety to read as follows:

> "Number of Shares. Subject to Sections 13.1, 13.2 and 3.1(b) hereof, the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is (i) 77,457,566 and (ii) any of the 6,500,000 Shares which were subject to awards under the Prior Plan as of the Effective Date of the Plan that, on or after the Effective Date of the Plan, terminate, expire or lapse for any reason without the delivery of Shares to the holder thereof or for which the Shares are forfeited or repurchased for the original purchase prices thereof (the "Share Limit"). Notwithstanding anything in this Section 3.1 to the contrary, the number of shares of Stock that may be issued or transferred pursuant to Incentive Stock Options under the Plan shall not exceed an aggregate of 77,457,566 Shares, subject to adjustment pursuant to Section 13.2. Notwithstanding the foregoing, Shares added to the Share Limit pursuant to Section 3.1(a)(ii) or Section 3.1(a)(iii) hereof shall be available for issuance as Incentive Stock Options only to the extent that making such Shares available for issuance as Incentive Stock Options would not cause any Incentive Stock Option to cease to qualify as such. Notwithstanding the foregoing, to the extent permitted under Applicable Law, Awards that provide for the delivery of Shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such Awards provide for the forfeiture or cash settlement of such Awards to the extent that insufficient Shares remain under the Share Limit in this Section 3.1 at the time that Shares would otherwise be issued in respect of such Award."

2. Effectiveness; Approval by Stockholders. This Amendment will be submitted for the approval of the Company's stockholders within twelve (12) months after the Adoption Date. Awards may be granted or awarded prior to such stockholder approval; *provided* that (A) such Awards shall not be exercisable, (B) such Awards shall not vest and (C) the restrictions on such Awards shall not lapse and no shares shall be issued pursuant thereto prior to the Amendment Effective Date; and *provided, further*, that if such approval has not been obtained at the end of said twelve (12) month period, all Awards previously granted or awarded in reliance on this Amendment shall thereupon be canceled and become null and void; however, the Plan shall remain in full force and effect. If stockholder approval of this Amendment is obtained, as of the Amendment Effective Date, this Amendment shall be and is hereby incorporated as part of the Plan.

3. Effect on the Plan. Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

ADOPTED BY THE BOARD OF DIRECTORS: [   ], 2026

APPROVED BY THE STOCKHOLDERS: [   ], 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number: 001-36485

ARDELYX, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	26-1303944
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
400 Fifth Avenue, Suite 210, Waltham, Massachusetts	02451
(Address of Principal Executive Offices)	(Zip Code)

(510) 745-1700
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	ARDX	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter, June 30, 2025, based on the last reported sales price of the Registrant's common stock on the Nasdaq Global Market of $3.92 per share was $923,706,456.

The number of shares of Registrant's Common Stock outstanding as of February 12, 2026, was 245,247,427.

**DOCUMENTS INCORPORATED BY REFERENCE:**

Portions of the Registrant's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders, which will be filed with the Commission within 120 days of December 31, 2025, the close of the Registrant's 2025 fiscal year, are incorporated by reference into Part III of this Report.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Unless the context requires otherwise, in this Annual Report on Form 10-K, the terms "Ardelyx," "Company," "we," "us" and "our" refer to Ardelyx, Inc.

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would," and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

- estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital; and

- other risks and uncertainties, including those under the caption "Risk Factors."

We have based these forward-looking statements largely on management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and these forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control, that could cause actual outcomes or results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Item 1A. Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Except as required by law, we assume no obligation to update any forward-looking statement publicly, or to revise any forward-looking statement to reflect events or developments occurring after the date of this Annual Report on Form 10-K, even if new information becomes available in the future. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in any such forward-looking statement.

SUMMARY OF PRINCIPAL RISKS ASSOCIATED WITH OUR BUSINESS

The principal risks and uncertainties affecting our business include the following:

- We have incurred losses in each year since our inception, and if we are unable to continue to increase revenue and/or, depending upon our pursuit of future business opportunities, we may not achieve expected cash flow positivity, and even if we do, we may not be able to sustain cash flow positivity quarter over quarter and year over year.

- We may require additional financing for the foreseeable future as we invest in the growth of IBSRELA and XPHOZAH in the U.S. and build a pipeline. The inability to access necessary capital when needed on acceptable terms, or at all, could force us to delay or limit our pursuit of other future business opportunities.

- We are substantially dependent on the successful commercialization of IBSRELA, and there is no guarantee that we will maintain sufficient market acceptance for IBSRELA, grow market share for IBSRELA, secure and maintain adequate coverage and reimbursement for IBSRELA, or generate sufficient revenue from product sales of IBSRELA.

- There is no guarantee that we will achieve sufficient market acceptance for XPHOZAH, or that we will be able to secure and maintain adequate coverage and reimbursement for XPHOZAH, or generate sufficient revenue from product sales of XPHOZAH. The inclusion of XPHOZAH in the ESRD PPS creates additional uncertainty as to the commercial opportunity for XPHOZAH.

- XPHOZAH became part of the ESRD PPS on January 1, 2025, which means coverage for XPHOZAH for Medicare beneficiaries is no longer available under Medicare Part D; this resulted in a negative and material impact on our XPHOZAH revenue in 2025; and the continued lack of Medicare Part D coverage for XPHOZAH will result in a materially lower pace of revenue growth as compared to expectations before XPHOZAH became part of the ESRD PPS.

- Current and future healthcare reform legislation, regulation or action by the current administration may increase the difficulty and cost for us to commercialize our approved products and may adversely affect the prices we, or they, may obtain and may have a negative impact on our business and results of operations.

- IBSRELA and/or XPHOZAH may cause undesirable side effects or have other properties that could limit the commercial success of the products.

- Third-party payor coverage and reimbursement status of newly commercialized products are uncertain. Failure to obtain or maintain adequate coverage and reimbursement for IBSRELA and XPHOZAH could limit our ability to market those products and decrease our ability to generate revenue.

- We rely completely on third parties, including certain single-source suppliers, to manufacture IBSRELA and XPHOZAH. If they are unable to comply with applicable regulatory requirements, unable to source sufficient raw materials, experience manufacturing or distribution difficulties or are otherwise unable to manufacture sufficient quantities to meet demand, our commercialization of IBSRELA and XPHOZAH may be materially harmed.

- Our operating activities may be restricted as a result of covenants related to the indebtedness under our loan and security agreement with SLR, as amended, and we may be required to repay the outstanding indebtedness in an event of default, which could have a materially adverse effect on our business.

The summary risk factors described above should be read together with the text of the full risk factors below in the section titled "Risk Factors" and the other information set forth in this Annual Report on Form 10-K, including our financial statements and the related notes, as well as in other documents that we file with the U.S. SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.

NOTE REGARDING TRADEMARKS

ARDELYX®, IBSRELA® and XPHOZAH® are trademarks of Ardelyx. All other trademarks, trade names and service marks appearing in this Annual Report on Form 10-K are the property of their respective owners.

ARDELYX, INC.
FORM 10-K TABLE OF CONTENTS
FISCAL YEAR ENDED DECEMBER 31, 2025

PART I

ITEM 1. BUSINESS

Overview

We are a commercial-stage biopharmaceutical company focused on the development and commercialization of innovative medicines that meet significant unmet medical needs. We currently market two therapies from the active ingredient tenapanor, a sodium/hydrogen exchanger (NHE3) inhibitor that was discovered and developed by Ardelyx. NHE3 is an antiporter expressed on the apical surface of the small and large intestines. Tenapanor is a minimally absorbed, first-in-class, oral, small molecule therapy.

Tenapanor, branded as IBSRELA®, is approved in the U.S. for the treatment of adults with irritable bowel syndrome with constipation. We believe that IBSRELA can bring meaningful benefit to the approximately 13 million Americans who suffer from the symptoms of IBS-C, many of whom continue to experience symptoms despite intervention with other therapies. We are seeking to further expand the IBSRELA eligible patient population to include patients with chronic idiopathic constipation (CIC), and have initiated a Phase 3 clinical trial evaluating tenapanor in adult CIC patients.

Tenapanor, branded as XPHOZAH®, is approved in the U.S. to reduce serum phosphorus in adults with chronic kidney disease on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy. We believe XPHOZAH can bring meaningful relief to adult chronic kidney disease patients on dialysis, the vast majority of whom have elevated levels of serum phosphorus and are unable to achieve target serum phosphorus levels with phosphate binders alone. Continually elevated levels of serum phosphorus can result in severe cardiovascular health complications.

In addition to commercializing IBSRELA and XPHOZAH, we are also developing a next-generation NHE3 inhibitor that we believe can have application across multiple therapeutic areas.

Refer to the *Summary of Abbreviated Terms* at the end of this Annual Report on Form 10-K for definitions of terms used throughout the document.

Strategy

We are committed to our mission of developing and commercializing innovative medicines that address unmet patient needs. Our principal strategy is to continue our commercial momentum with our current products while advancing and expanding a portfolio of important medicines for patients with unmet medical needs.

Our priorities include (i) driving significant IBSRELA growth, (ii) maintaining XPHOZAH commercial momentum, (iii) further advancing our pipeline and portfolio and (iv) maintaining a solid financial foundation to support our future growth.

We have incurred losses in each year since our inception in October 2007. We continue to incur commercialization, development and additional expenses related to our ongoing operations and pursuit of future business opportunities. We have historically funded our operations primarily from product sales, sales of our common stock, funds from our loan agreements with SLR, funds from our collaboration partnerships, as well as the sale of future royalties and commercialization milestones to HCR. We expect that we will increasingly rely on cash generated from our commercial operations to fund our operating plan while maintaining financial flexibility to source cash from future equity sales and debt financing.

Our Commercial Products

IBSRELA for IBS-C

IBSRELA is a first-in-class NHE3 inhibitor approved by the FDA for the treatment of IBS-C in adults. IBSRELA acts locally in the gut and is minimally absorbed. IBS-C is a gastrointestinal disorder characterized by both constipation and abdominal pain. IBS-C is associated with significantly impaired quality of life, reduced productivity and substantial economic burden. We recognized our first sales of IBSRELA in the U.S. in March 2022.

We deploy a market-responsive commercial strategy for IBSRELA and have a commercial organization highly experienced in commercializing novel therapies in specialty areas. The dynamics of the IBS-C market reflect an established patient base, limited number of competitors all confined to a single mechanism of action (secretagogues), concentrated number of prescribers who see a large number of IBS-C patients, and recognized unmet need. These dynamics enable a targeted promotional focus on IBS-C patients currently being managed by high-writing healthcare providers. Central to our commercial strategy for IBSRELA has been our highly experienced specialty sales force, many with existing relationships across their gastrointestinal target base, omnichannel digital initiatives and our patient services programs, including ArdelyxAssist, that support patient access to our therapies.

We believe competition for IBSRELA comes largely from prescription products indicated for IBS-C: branded products, Linzess (linaclotide) and Trulance (plecanatide), as well as generic lubiprostone.

In January 2026, we initiated ACCEL (ten-03-301), a Phase 3 clinical trial designed to assess the safety and efficacy of tenapanor for the treatment of CIC. Enrollment in ACCEL is expected throughout 2026, with topline data read out in the second half of 2027. CIC is characterized by difficult, infrequent or incomplete bowel movements, and is associated with significantly impaired quality of life, disrupted productivity and high healthcare-related costs and is estimated to affect more than 34 million Americans.

XPHOZAH for Hyperphosphatemia in CKD Patients on Dialysis

XPHOZAH was approved by the FDA in October 2023. XPHOZAH is a first-in-class phosphate absorption inhibitor approved in the U.S. to reduce serum phosphorus in adults with CKD on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy. XPHOZAH has a differentiated mechanism of action and acts locally in the gut to inhibit NHE3. This results in the tightening of the epithelial cell junctions, thereby significantly reducing paracellular uptake of phosphate, the primary pathway of phosphate absorption. It is estimated that there are more than 550,000 adult patients with CKD on dialysis in the U.S. and approximately 80% of those patients are being treated with phosphate lowering therapies. In addition, approximately 70% of patients treated with phosphate binders to treat hyperphosphatemia were unable to consistently maintain phosphorous levels <=5.5 mg/dL over a six-month period. XPHOZAH is the first therapy for phosphate management that blocks phosphate absorption at the primary site of uptake. We recognized our first sales of XPHOZAH in the U.S. in December 2023.

We have a commercial organization highly experienced and knowledgeable of the nephrology market. The dynamics of the hyperphosphatemia market reflect an established patient base, limited number of competitors all confined to a single mechanism of action (phosphate binders), concentrated number of prescribers and significant unmet need. Central to our commercial strategy is our highly experienced specialty sales force, many with existing relationships across the nephrology target base, innovative omnichannel digital initiatives and our patient services programs, including ArdelyxAssist, that support patient access to our therapies.

On January 1, 2025, XPHOZAH, along with other oral drugs for ESRD patients on dialysis without injectable or intravenous equivalents, became part of the ESRD Prospective Payment System and coverage for XPHOZAH and these other oral drugs under Medicare Part D was eliminated. We made the decision to preserve access to XPHOZAH for all appropriate patients. Although more patients had access to XPHOZAH and we increased the number of patients on treatment compared to 2024, the change in Medicare reimbursement coverage had a negative and material impact on our XPHOZAH revenue in 2025. Our strategy for XPHOZAH remains a targeted promotional focus on nephrology healthcare providers to preserve access for patients, regardless of insurance coverage, determined to be appropriate candidates for XPHOZAH by their healthcare provider.

XPHOZAH is indicated to reduce serum phosphorus in adults with CKD on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy. The various types of phosphate binders commercialized in the U.S. include the following: Calcium acetate (several prescription brands, including PhosLo and Phoslyra); Lanthanum carbonate (Fosrenol); Sevelamer hydrochloride (Renagel); Sevelamer carbonate (Renvela); Sucroferric oxyhydroxide (Velphoro) and Ferric citrate (Auryxia). All of the listed phosphate binders are available as generics in the U.S., with the exception of Velphoro. Additionally, over-the-counter calcium carbonate, such as Tums and Caltrate, is also used to bind phosphorus.

In addition to the currently available phosphate binders, we are aware of at least four phosphate binders in development, including AP-301, developed by Alebund Pharmaceutical (Hong Kong) Limited; VS-505, developed by Vidasym; TS-172, developed by Taisho Pharmaceutical; and OLC, developed by Unicycive Therapeutics. Additionally, Alebund is developing AP-306, an inhibitor of phosphate transporters NaPi-2b, PiT-1, and PiT-2.

Our Commercial Strategy

We have established a high-quality commercial organization, with capabilities, including marketing, market access, patient services and sales designed to support our commercialization of IBSRELA and XPHOZAH. We have executed collaborations with established industry leaders to efficiently bring XPHOZAH and IBSRELA to patients in specific territories outside of the U.S. We continue to evaluate our strategy for the commercialization of IBSRELA and XPHOZAH in ex-U.S. territories.

Product Pipeline

Label Extension for IBSRELA to Treat Patients with CIC

In September 2025, we submitted an IND application to the FDA for IBSRELA to expand the IBSRELA eligible patient population to include patients with CIC. In January 2026, we initiated ACCEL (ten-03-301), a Phase 3 clinical trial designed to assess the safety and efficacy of tenapanor for the treatment of CIC. Enrollment in ACCEL is expected throughout 2026, with topline data read out in the second half of 2027. CIC is characterized by difficult, infrequent or incomplete bowel movements, and is associated with significantly impaired quality of life, disrupted productivity and high healthcare-related costs. CIC is estimated to affect more than 34 million Americans. Pending the outcome of the Phase 3 clinical trial, if successful, we intend to submit a supplemental NDA to the FDA for tenapanor for the CIC indication.

Discovery and Development Asset

In October 2025, we announced a development program for RDX10531. We believe RDX10531 is a next-generation NHE3 inhibitor with potential application across multiple therapeutic areas. We are currently conducting activities to support an IND submission to the FDA for RDX10531 in the second half of 2026.

Collaboration Partners

We have entered into collaboration agreements with third parties for the development and commercialization of tenapanor for certain indications in their respective territories. In exchange for granting the respective licenses, we receive upfront payments upon contract execution, are eligible to receive development and regulatory milestones upon achievement of respective events and are eligible to receive sales-based royalties and commercialization milestones. We also enter into supply agreements with our partners to supply drug substance or finished product for a fee.

We have an exclusive license agreement with Knight for the development, commercialization and distribution of tenapanor in Canada for hyperphosphatemia and IBS-C. IBSRELA was launched in Canada in March 2021. We supply IBSRELA drug product packaged for the Canadian market to Knight to satisfy Knight's commercial needs.

We have an exclusive license agreement with Kyowa Kirin for the development, commercialization and distribution of tenapanor in Japan for cardiorenal indications. We supply tenapanor drug substance to satisfy Kyowa Kirin's commercial needs. In February 2024, Kyowa Kirin announced the launch of tenapanor, marketed as PHOZEVEL®, for CKD patients with hyperphosphatemia in Japan. As discussed in *Note 8. Deferred Royalty Obligation Related to the Sale of Future Royalties*, the future royalties and commercialization milestone payments we may receive under the license, as amended, will be remitted to HCR pursuant to the HCR Agreement.

We have an exclusive license agreement with Fosun Pharma for the development and commercialization of tenapanor in China for both hyperphosphatemia and IBS-C. In February 2025, we announced the approval of an NDA for tenapanor for the control of hyperphosphatemia in adult patients with CKD undergoing hemodialysis by China's Center for Drug Evaluation of the NMPA.

We have an exclusive license agreement with METiS for the development and commercialization of a portfolio of TGR5 agonist compounds that we discovered and developed for all therapeutic areas.

Corporate Financings

In January 2023, we entered into the 2023 Open Market Sales Agreement with Jefferies with respect to an "at-the-market offering" program, which was established under the Company's shelf registration statement on Form S-3 and expired in January 2026. Under the 2023 Open Market Sales Agreement, we sold a total of 16.8 million shares of our common stock and received gross proceeds of $70.0 million at a weighted average sales price of approximately $4.17. During the year ended December 31, 2025, we did not sell any shares under the 2023 Open Market Sales Agreement.

In November 2025, we filed an automatic shelf registration statement on Form S-3ASR, which became effective upon filing, containing (i) a base prospectus, which covers the offering, issuance and sale from time to time in one or more offerings of our common stock, preferred stock, debt securities, warrants and/or units; and (ii) a prospectus supplement for the offering, issuance and sale of up to a maximum aggregate offering price of $100.0 million of our common stock that may be issued and sold from time to time, under the 2025 Open Market Sales Agreement, deemed to be "at-the-market offerings." Pursuant to the 2025 Open Market Sales Agreement, Jefferies, as sales agent, may receive a commission of up to three percent of the gross sales price for shares of our common stock sold under the 2025 Open Market Sales Agreement. As of December 31, 2025, there have been no sales of our common stock under the 2025 Open Market Sales Agreement.

We have a loan and security agreement (as amended, the 2022 Loan Agreement) with SLR. The 2022 Loan Agreement provides a total of $300.0 million, of which $200.0 million has been drawn and is outstanding as of December 31, 2025, including $50.0 million of the Term E Loan drawn during the 2025 second quarter.

As of December 31, 2025, we had cash, cash equivalents and short-term investments totaling $264.7 million, an increase of $14.6 million, or 5.8%, from our cash position as of December 31, 2024.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our products, drug candidates, manufacturing and process discoveries and other know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our intellectual property by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology and inventions that are important to the development and operation of our business. We also rely on trade secrets and careful monitoring of our proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance. Consequently, we do not know whether any of our products or drug candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of our issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties. If third parties prepare and file patent applications in the U.S. that also claim technology or therapeutics to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention, which would result in substantial costs to us even if the eventual outcome is favorable to us.

The term of individual patents depends upon the legal term of the patents in countries in which they are obtained. In most countries, including the U.S., the patent term is generally 20 years from the earliest date of filing a non-provisional patent application in the applicable country. In the U.S., a patent's term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.

In addition, in the U.S., the Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of a U.S. patent as partial compensation for the patent term lost during the FDA regulatory review process occurring while the patent is in force. A patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug.

We may rely, in some circumstances, on trade secrets to protect our technology. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaboration partners, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning the business or financial affairs developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during the normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property.

Tenapanor Patents

Our tenapanor patent portfolio includes seven issued U.S. patents, three issued patents in each of Israel and Mexico, two issued patents in each of the European Patent Organization, Japan, Korea and Hong Kong and one issued patent in each of the following territories: Australia, Brazil, China and India. These issued patents cover the composition and certain methods of using tenapanor, are wholly owned by us, and are predicted, without extension or adjustment, to expire in December 2029. The term of U.S. patent no. 8,541,448, which claims the composition of matter of tenapanor, was extended under the Hatch-Waxman Act to August 1, 2033. The portfolio further includes patents covering the use of tenapanor for controlling serum phosphorus that are wholly owned by us and have been issued in the U.S., Europe, Japan, China, Australia, Gulf Co-op countries, Hong Kong, Israel, Korea, Macao, Mexico, New Zealand, Russia, South Africa and Taiwan and are pending in other countries. These patents are predicted, without extension or adjustment, to expire in April 2034. On January 22, 2026, we received an Issue Notification from the USPTO indicating the issuance of U.S. Patent No. 12,539,299. The patent relates to the formulation of tenapanor and covers the commercial formulations of IBSRELA and XPHOZAH and has an expiration date of November 26, 2042.

Additional U.S. and international patent applications are pending covering additional methods of treatment with tenapanor, and composition of matter and methods of using compounds that we believe may be follow on compounds to tenapanor.

Manufacturing

To date, we have relied upon third-party CMOs to manufacture both the API and final drug product dosage forms of our commercial products, as well as our clinical trial material, and we expect that we will continue to rely upon CMOs for the manufacture of commercial product for IBSRELA, commercial product for XPHOZAH and clinical trial materials. Our license agreements with Knight and Fosun Pharma currently require us to supply final drug product dosage forms of tenapanor for their use in the development and commercialization of tenapanor in each of their respective territories. We are further obligated to supply API to Kyowa Kirin to support their development and commercialization of tenapanor in Japan. We expect that we will continue to use CMOs to satisfy our supply obligations to our collaboration partners.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our products and product candidates.

In the U.S., the FDA regulates drug products under the FFDCA and the FDA's implementing regulations. If we fail to comply with applicable FDA or other requirements at any time during the drug development process, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the U.S.

The process required by the FDA before a drug may be marketed in the U.S. generally involves:

- completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies, some performed in accordance with the FDA's current GLP regulations;

- submission to the FDA of an IND application which must become effective before human clinical trials in the U.S. may begin;

- approval by an independent IRB or ethics committee at each clinical trial site before each trial may be initiated;

- performance of adequate and well-controlled human clinical trials in accordance with GCP regulations to establish the safety and efficacy of the drug candidate for each proposed indication;

- submission to the FDA of an NDA for marketing approval of the new drug;

- determination by the FDA within 60 days of its receipt of an NDA to accept and file the NDA for review;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP regulations;

- satisfactory completion of a potential FDA audit of the non-clinical and/or clinical trial sites that generated the data in support of the NDA;

- satisfactory completion of a potential review by an FDA advisory committee, if applicable; and

- payment of applicable user fees and FDA review and approval of the NDA prior to any commercial marketing, sale or commercial shipment of the drug.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any product candidates that we may seek to advance, or any approvals for label expansions for existing marketed products that we may seek to obtain, will be granted on a timely basis, if at all. Nonclinical tests include laboratory evaluation of product chemistry, formulation, stability and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The results of preclinical tests, together with manufacturing information, analytical data and a proposed clinical trial protocol and other information, are submitted as part of an IND to the FDA. Additional preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions relating to the IND and places the clinical trial on a clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be used. Each protocol must be submitted to the FDA as part of the IND.

An independent IRB or ethics committee for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the clinical trial until it is completed. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP requirements, including the requirements for informed consent.

All clinical research to be performed in the U.S. in support of an NDA must be reviewed in advance by the FDA under the IND regulations and procedures described above. However, a sponsor who wishes to conduct a clinical trial outside the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may still submit data from the clinical trial in support of an NDA as long as the clinical trial is conducted in compliance with GCP and if the FDA is able to validate the data from the study through an onsite inspection, if necessary. GCP includes, among other things, review and approval by an independent ethics committee, such as an IRB, and obtaining and documenting the freely given informed consent of each subject before study initiation. If the applicant seeks approval of an NDA solely on the basis of foreign data, the FDA will only accept such data if they are applicable to the U.S. population and U.S. medical practice, the studies have been performed by clinical investigators of recognized competence, and the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or through other appropriate means.

Clinical Trials

The clinical investigation of a new drug is typically conducted in three or four phases, which may overlap or be combined, and generally proceed as follows.

- *Phase 1*: Clinical trials are initially conducted in a limited population of subjects to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients with severe problems or life-threatening diseases to gain an early indication of its effectiveness.

- *Phase 2*: Clinical trials are generally conducted in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and evaluate preliminarily the efficacy of the drug for specific targeted indications in patients with the disease or condition under study.

- *Phase 3*: Clinical trials are typically conducted when Phase 2 clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. Phase 3 clinical trials are commonly referred to as "pivotal" studies, which typically denotes a study which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a drug. Phase 3 clinical trials are generally undertaken with large numbers of patients, such as groups of several hundred to several thousand, to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

- *Phase 4*: In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor's agreement to conduct additional clinical trials after NDA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug. Such post approval trials are typically referred to as Phase 4 clinical trials.

Concurrent with clinical trials, companies usually complete additional nonclinical studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

The FDA, the IRB or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the study.

We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

New Drug Applications

The results of preclinical studies and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the drug for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use.

Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs for new molecular entities within ten months after the 60-day filing review period, or six months after the 60-day filing review period for priority review NDAs. For non-new molecular entities, the FDA has a goal of responding within ten months of receipt of standard review NDAs and six months of receipt for priority review NDAs. These timeframes are often extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its API will be produced, if deemed necessary, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a REMS if it determines that a REMS is necessary to ensure that the drug's benefits outweigh its risks, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product's safety and effectiveness after commercialization. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-market programs. Once the FDA approves an NDA, or any supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the drug reaches the market.

Drugs may be marketed only for the FDA-approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the applicant to develop additional data or conduct additional preclinical studies and clinical trials. There can be no assurances that the FDA will approve any requested changes in indications, labeling or manufacturing processes or facilities.

The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe a clinical trial has demonstrated safety and efficacy of one of our drug candidates for the proposed indication, the results may not be satisfactory to the FDA. Nonclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals which could delay or preclude us from marketing drugs. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the drugs.

Ongoing Regulatory Requirements

Any drugs manufactured or distributed by us or our collaboration partners pursuant to FDA approvals would be subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic announced and unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning or untitled letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us to recall a drug from distribution or withdraw approval of the NDA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are in the final label or consistent with the final label. Failure to comply with these requirements can result in, among other things, adverse publicity, warning or untitled letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers' communications regarding off-label use.

Hatch-Waxman Act

Under the Price Competition and Patent Term Restoration Act, or Hatch-Waxman Act, Section 505 of the FFDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A Section 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA's prior findings of safety and efficacy for an existing product, or on published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed "abbreviated" because they are generally not required to include nonclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version can often be substituted by pharmacists under prescriptions written for the reference listed drug. In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent that claims the applicant's drug or a method of using the drug. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's publication Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Additional patents issued after NDA approval may be added to the Orange Book.

Once a product and any applicable patents are listed in the Orange Book, it can be referenced by potential competitors seeking approval of a follow-on version of the drug in either an ANDA or 505(b)(2) NDA. Upon submission of an ANDA or a 505(b)(2) NDA, the applicant must certify to the FDA, with respect to each patent listed in the Orange Book for the reference drug, that (1) no patent information has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, known as a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the applicable listed patents claiming the referenced product have expired.

If the ANDA or 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must send notice of the Paragraph IV certification to the NDA holder and patent owners once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. If the NDA holder or the patent owner(s) bring such patent infringement lawsuit within 45 days of the ANDA or 505(b)(2) NDA applicant's Paragraph IV certification notice, the FDA may not approve that application until 30 months from the receipt of the notice of the Paragraph IV certification or such shorter or longer period as may be ordered by a court, or if applicable, the date the infringement case concerning each such patent is favorably decided or settled in the applicant's favor. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a Paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor's decision to initiate patent litigation.

The Hatch-Waxman Act establishes periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) NDA that relies on the reference drug. For example, the holder of an NDA, including a 505(b)(2) NDA, may obtain five years of exclusivity upon approval of a new drug containing an NCE that has not been previously approved by the FDA. A drug is an NCE if the FDA has not previously approved any other drug containing the same active moiety, which is the molecule or ion responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the NCE active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a Paragraph IV certification of patent invalidity or non-infringement.

The Hatch-Waxman Act also provides three years of marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical investigations (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for the specific condition of the new drug's approval. As a general matter, the three-year exclusivity does not prohibit the FDA from approving ANDAs or NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full 505(b)(1) NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

Fraud and Abuse Laws

In the U.S. the research, manufacturing, distribution, sale and promotion of drug products and medical devices are subject to regulation by various federal, state and local authorities in addition to the FDA, including CMS and other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. These laws include, but are not limited to, the Anti-Kickback Statute, the federal False Claims Act, the federal Physician Payments Sunshine Act and other state and federal laws and regulations.

The Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term remuneration has been interpreted broadly to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Although we do not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and may suffer a decline in our stock price. In addition, private individuals have the ability to bring actions under the federal False Claims Act.

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

In addition to the laws described above, the Physician Payments Sunshine Act requires certain drug manufacturers to report payments and other transfer of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in significant civil monetary penalties, and additional penalties for knowing failures, for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Manufacturers must submit reports by the 90th day of each subsequent calendar year.

Many states have also adopted laws similar to the federal laws discussed above. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. There has also been a recent trend of increased regulation of payments made to physicians and other healthcare providers. Certain states mandate implementation of compliance programs, impose restrictions on drug manufacturers' marketing practices and/or require the tracking and reporting of pricing and marketing information as well as gifts, compensation and other remuneration to physicians. Many of these laws contain ambiguities as to what is required to comply with such laws, which may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state and perhaps federal authorities.

Violations of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, reporting obligations and integrity oversight, exclusion from participation in federal and state healthcare programs and imprisonment.

Third-Party Coverage and Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of coverage and adequate reimbursement by third-party payors, such as state and federal governments, including Medicare and Medicaid, and commercial managed care providers. In the U.S., no uniform policy of coverage and reimbursement for drug products exists among third-party payors.

Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for our product candidates are made on a payor by payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved and have a material adverse effect on our future sales, results of operations and financial condition. Moreover, a payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Additionally, under the ESRD PPS, CMS generally makes a single bundled payment to the dialysis facility for each dialysis treatment that is intended to cover all items and services CMS has determined are routinely required for dialysis treatments furnished to Medicare beneficiaries in Medicare-certified ESRD facilities or at their home, including the cost of certain drugs required for treatment of ESRD patients on dialysis. On January 1, 2025, XPHOZAH, along with other oral drugs for ESRD patients on dialysis without injectable or intravenous equivalents, became part of the ESRD PPS and coverage for XPHOZAH and these other oral drugs under Medicare Part D was eliminated. We made the decision to preserve access to XPHOZAH for all appropriate patients. Although more patients had access to XPHOZAH and we increased the number of patients on treatment compared to 2024, the change in Medicare reimbursement coverage had a negative and material impact on our XPHOZAH revenue in 2025. Our strategy for XPHOZAH remains a targeted promotional focus on nephrology healthcare providers to preserve access for patients, regardless of insurance coverage, determined to be appropriate candidates for XPHOZAH by their healthcare provider.

Healthcare Reform

In the U.S. and some foreign jurisdictions, there have been and continue to be ongoing efforts to implement legislative and regulatory changes regarding the healthcare system at the federal and state level, including with respect to the containment of healthcare costs. The significant interest by federal and state legislatures, as well as by foreign governments, in the adoption of drug price controls and other cost-containment measures, in addition to adoption of more restrictive policies in jurisdictions with existing controls and measures, could place additional downward pressure on the prices we or our collaborators may receive for our products and future product candidates, if approved, and may adversely affect our ability to achieve or maintain profitability.

For example, the ACA, enacted in 2010, substantially changed the way healthcare is financed by both governmental and private insurers and contains a number of provisions that may affect our business, including those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges, changes to the Medicaid Drug Rebate Program, expansion of the Public Health Service Act's 340B drug pricing program, or 340B program, and fraud and abuse measures. These changes have impacted existing government healthcare programs and have resulted in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. There have been ongoing changes to the implementation of the ACA since its adoption. For example, the availability of enhanced premium tax credits and other subsidies under the ACA expired as of December 31, 2025, and absent legislative action to reinstate or replace them, many individuals may experience higher out-of-pocket premium costs. These changes could result in an increase in uninsured or underinsured patients, which could negatively affect patients' ability or willingness to start or continue treatment with our products or future product candidates, if successfully developed and approved, or may otherwise increase prescription abandonment rates or place greater pressure on drug pricing generally.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. These laws, among other things, included aggregate reductions of Medicare payments to providers that will remain in effect through 2032, unless additional Congressional action is taken, additional specific reductions in Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap beginning January 1, 2024. The rebate was previously capped at 100% of a drug's AMP.

There has also been heightened governmental scrutiny over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In 2022, the IRA was signed into law. This statute marks the most significant action by Congress with respect to the pharmaceutical industry since adoption of the ACA in 2010. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); redesigns the Medicare Part D benefit (beginning in 2024); and replaces the Part D coverage gap discount program with a new manufacturer discount program (beginning in 2025). CMS has published the negotiated prices for the initial ten drugs, which went into effect in January 2026, and the subsequent 15 drugs, which will first be effective in 2027. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the Medicare drug price negotiation program is currently subject to legal challenges. While the impact of the IRA on the pharmaceutical industry cannot yet be fully determined, it is likely to be significant.

The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program, and imposes requirements for recipients to work and/or participate in qualifying activities in order to receive Medicaid benefits. Such reductions and requirements are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect sales of our products.

The current administration is pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how these proposals will be implemented, the current administration's policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for our products. On the one hand, President Trump has threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have entered into confidential pricing agreements with the federal government. On the other hand, the current administration is pursuing traditional regulatory pathways to impose drug pricing policies and published two proposed regulations in December 2025, referred to as GLOBE and GUARD. If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing. Imposing a rebate in the U.S. that is based on drug prices outside the U.S. would mark a drastic and unprecedented shift in the U.S. pharmaceutical market, and while the impact of the GLOBE and GUARD proposed regulations, if finalized, cannot yet be determined, it is likely to be significant. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business.

Additionally, individual states have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states, and at least one state board is imposing an upper payment limit. States are also seeking to implement general, across the board price caps for pharmaceuticals, or are seeking to regulate drug distribution.

These new laws and the regulations and policies implementing them, as well as other healthcare reform measures that may be adopted in the future, may have a material adverse effect on our industry generally and on our ability to successfully develop and commercialize our products.

Government Price Reporting

Medicaid is a joint federal and state program for low-income and disabled beneficiaries. Medicare is a federal program covering individuals age 65 and over as well as those with certain disabilities. As a condition of having federal funds being made available for our covered outpatient drugs under Medicaid, we have enrolled in the MDRP, which requires us to pay a rebate to state Medicaid programs for each unit of our covered outpatient drugs dispensed to a Medicaid beneficiary and paid for by a state Medicaid program. Medicaid drug rebates are based on pricing data that we must report on a monthly and quarterly basis to the U.S. CMS, the federal agency that administers the MDRP and Medicare programs. For the MDRP, these data include the AMP and the best price for each drug. If we become aware that our MDRP price reporting submission for a prior period was incorrect or has changed as a result of recalculation of the pricing data, we must resubmit the corrected data for up to three years after those data originally were due. Manufacturers who fail to provide information timely or are found to have knowingly submitted false information to the government may be subject to civil monetary penalties and other sanctions, including termination from the MDRP.

Federal law requires that a manufacturer that participates in the MDRP also participate in the 340B program in order for federal funds to be available for the manufacturer's covered outpatient drugs under Medicaid and Medicare Part B. We participate in the 340B program, which is administered by HRSA, and requires us to charge statutorily defined covered entities no more than the 340B "ceiling price" for our covered outpatient drugs used in an outpatient setting. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as hospitals that serve a disproportionate share of low-income patients. The 340B ceiling price is calculated using a statutory formula, which is based on the AMP and rebate amount for the covered outpatient drug as calculated under the MDRP. In general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. We must report 340B ceiling prices to HRSA on a quarterly basis, and HRSA publishes them to 340B covered entities. HRSA has finalized regulations regarding the calculation of the 340B ceiling price and the imposition of civil monetary penalties on manufacturers that knowingly and intentionally overcharge covered entities for 340B-eligible drugs. HRSA has also finalized an administrative dispute resolution process through which 340B covered entities may pursue claims against participating manufacturers for overcharges, and through which manufacturers may pursue claims against 340B covered entities for engaging in unlawful diversion or duplicate discounting of 340B drugs.

In order to be eligible to have drug products paid for with federal funds under Medicaid and purchased by certain federal agencies and grantees, manufacturers must also participate in the U.S. VA FSS pricing program. Under the VA/FSS program, manufacturers must report the Non-FAMP for their covered drugs to the VA and charge certain federal agencies no more than the Federal Ceiling Price, which is calculated based on Non-FAMP using a statutory formula. These four agencies are the VA, the U.S. Department of Defense, the U.S. Coast Guard and the U.S. Public Health Service (including the Indian Health Service). Manufacturers must also pay rebates on products purchased by military personnel and dependents through the TRICARE retail pharmacy program. Manufacturers who fail to provide timely information or are found to have knowingly submitted false information may be subject to civil monetary penalties.

Individual states continue to consider and have enacted legislation to limit the growth of healthcare costs, including the cost of prescription drugs and combination products. A number of states have either implemented or are considering implementation of drug price transparency legislation. Requirements under such laws include advance notice of planned price increases, reporting price increase amounts and factors considered in taking such increases, wholesale acquisition cost information disclosure to prescribers, purchasers, and state agencies, and new product notice and reporting. Such legislation could limit the price or payment for certain drugs, and a number of states are authorized to impose civil monetary penalties or pursue other enforcement mechanisms against manufacturers who fail to comply with drug price transparency requirements, including the untimely, inaccurate or incomplete reporting of drug pricing information.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. Further, certain foreign laws govern the privacy and security of personal data, including health-related data. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Human Capital

The future success of our company depends on our ability to attract, retain and further develop top talent. As we continually expand our organization to support our current and future growth opportunities, we have remained steadfastly committed to our values, including our goal to develop and maintain a professional, respectful and collaborative workplace with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits.

At December 31, 2025, we had 489 full-time employees, 93 of whom were engaged directly in research, development and manufacturing, 305 in sales and marketing and 91 in general and administrative activities. During 2025, our employee base increased by 94, or approximately 24%.

Workforce Culture and Composition

Our culture is supported by an unwavering commitment to maintaining a professional, respectful and collaborative work environment that supports engagement and performance. As of December 31, 2025, approximately 63% of our workforce was female; 38% of our executive leadership team was female and 54% of our employees in managerial roles were female. As of

December 31, 2025, employees who self-identified as members of underrepresented groups represented 35% of our workforce and 37% of our employees in managerial roles. We strive to foster a culture where mutual respect, accountability, integrity and dignity are core to our individual expectations.

We believe that fostering an environment in which employees feel respected and supported enhances productivity, innovation and long-term organizational success.

Core Values

Fostering and maintaining a strong, healthy culture is a key strategic focus. Our core values reflect who we are and the way our employees interact with one another, our partners and our stockholders. We are committed to our core values, recognizing that they will foster an environment where we will be able to realize our vision of advancing patient care. We are Passionate, aware that with integrity and determination, we make a difference for patients. We are Fearless, aware that by challenging convention, we truly innovate. We are Dedicated, aware that working tirelessly together, we are greater than the sum of our parts. We are Inclusive, aware that with respect, grace and humor, we are family. We encourage our employees to live out our core values and believe they help our culture stay strong and unique.

Health, Safety and Well-being

The health, safety and well-being of our employees are priorities in which we have always invested and will continue to do so. We offer hybrid and remote working opportunities for our team members employed in areas within the organization where such flexible work options are possible. We will continue to adopt and align our policies to focus on the health, safety and wellness of our employees, and the needs of our business.

Compensation and Benefits

We recognize that we operate within an industry where there is significant competition for top talent, and we endeavor to provide not only a strong healthy culture, but also important compensation and benefits programs to help meet the needs of our employees. In addition to base compensation, these programs include annual bonuses, quarterly incentives for our field based teams, stock awards, an Employee Stock Purchase Plan, 401(k) with company match contribution, healthcare and insurance benefits, health savings (funded by the Company) and flexible spending accounts, family leave, family care resources, and flexible work schedules, among many others.

Ensuring fair and equitable pay is integral to our commitment to our employees. Our executive team and board of directors strongly support this commitment. We conduct pay equity reviews annually to help us understand whether our compensation structure is appropriate and to identify what improvements can be made.

Corporate Information

We were founded in October 2007 as a Delaware corporation under the name Nteryx. We changed our name to Ardelyx, Inc. in June 2008. We operate in one business segment, which is the development and commercialization of biopharmaceutical products. Our principal executive offices are located at 400 Fifth Avenue, Suite 210, Waltham, Massachusetts 02415, and our telephone number is (510) 745-1700. Our website address is www.ardelyx.com.

We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Exchange Act. We make copies of these reports available on our website, www.ardelyx.com, free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov.

ITEM 1A. RISK FACTORS

Our business involves significant risks, some of which are described below. You should carefully consider these risks, as well as other information in this Annual Report on Form 10-K, including our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, cash flows, the trading price of our common stock and our growth prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to our Financial Condition and Capital Requirements

We have incurred losses in each year since our inception, and if we are unable to continue to increase revenue and/or, depending upon our pursuit of future business opportunities, we may not achieve expected cash flow positivity, and even if we do, we may not be able to sustain cash flow positivity quarter over quarter and year over year.

In March 2022, we commenced the commercialization of our first product, IBSRELA® (tenapanor) for the treatment of IBS-C in adult patients. In November 2023, we commenced the commercialization of XPHOZAH® (tenapanor) for the reduction of serum phosphorus in adults with CKD on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy.

We have incurred losses in each year since our inception in October 2007. We continue to incur commercialization, development and additional expenses related to our ongoing operations and pursuit of future business opportunities. As of December 31, 2025, we had an accumulated deficit of $946.9 million. Our prior losses, combined with any future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital.

If we are unable to continue to increase revenue for IBSRELA and XPHOZAH, and/or if we elect to pursue future business opportunities to strengthen our pipeline, we may not achieve expected cash flow positivity, and even if we do, we may not be able to sustain cash flow positivity quarter over quarter and year over year.

Our ability to achieve and sustain cash flow positivity quarter over quarter and year over year depends heavily on our ability to successfully commercialize IBSRELA and XPHOZAH and on the decisions we may make to expand our pipeline through internal investment and/or acquiring external assets. In addition, our cash flow positivity may be impacted by the costs of our ongoing development efforts, including our Phase 3 clinical trial evaluating tenapanor in CIC and our RDX10531 development program.

Our ability to successfully commercialize IBSRELA and XPHOZAH and continue to grow revenue received for both products depends on many factors, including but not limited to:

- maintaining sufficient market acceptance of IBSRELA as a viable treatment option for IBS-C;

- obtaining market acceptance of XPHOZAH;

- the extent to which access to XPHOZAH is impacted by the elimination of Medicare Part D coverage for XPHOZAH, which occurred on January 1, 2025, and the extent to which this change will interfere with the shared decision-making between healthcare professionals and their patients, regardless of insurance coverage;

- the extent to which the elimination of separate payment for XPHOZAH for Medicare beneficiaries under Medicare Part D will influence the payment decisions of other payors and the extent to which payment for XPHOZAH will continue to be made as a pharmacy benefit for non-Medicare patients;

- our ability to obtain an adequate level of coverage and reimbursement for IBSRELA by third-party payors;

- the extent to which the actions of the current administration may result in downward pressure on the price that we receive for IBSRELA and XPHOZAH;

- establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate (in amount and quality) supply of product to support the market demand for IBSRELA and XPHOZAH;

- addressing any competing technological and market developments, including competing therapies that currently exist or that could be successfully developed and approved;

- maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how, and our ability to develop, manufacture and commercialize our product candidates and products without infringing intellectual property rights of others; and

- attracting, hiring, and retaining qualified personnel.

With respect to our commercialization of IBSRELA and XPHOZAH, our revenue, and therefore, our ability to achieve and sustain cash flow positivity will be dependent, in part, upon the size of the markets in the U.S., the label for which approval was granted, accepted price for the product, and the ability to secure and maintain adequate reimbursement. On January 1, 2025, XPHOZAH, along with other oral drugs for ESRD patients on dialysis without injectable or intravenous equivalents, became part of the ESRD PPS and coverage for XPHOZAH and these other oral drugs under Medicare Part D was eliminated. The inclusion of XPHOZAH in the ESRD PPS creates additional uncertainty as to the commercial opportunity for XPHOZAH. See "—*XPHOZAH became part of the ESRD PPS on January 1, 2025, which means coverage for XPHOZAH for Medicare beneficiaries is no longer available under Medicare Part D; this resulted in a negative and material impact on our XPHOZAH revenue in 2025; and the continued lack of Medicare Part D coverage for XPHOZAH will result in a materially lower pace of revenue growth as compared to expectations before XPHOZAH became part of the ESRD PPS*" below.

If our current cash, cash equivalents and short-term investments as well as our plans to meet our operating cash flow requirements are not sufficient to fund investments we may elect to make in building our pipeline, we will not be able achieve or, if achieved, to sustain cash flow positivity, and our liquidity, financial condition, and business prospects may be materially affected.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have substantial net operating loss and tax credit carryforwards for Federal and California income tax purposes. Such net operating losses and tax credits carryforwards may be reduced as a result of certain intercompany restructuring transactions. In addition, the future utilization of such net operating loss and tax credit carryforwards and credits may be subject to limitations, pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. In general, if a corporation undergoes an "ownership change," generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We have experienced ownership changes in the past and may experience additional ownership changes in the future, as a result of subsequent changes in our stock ownership, some of which are outside our control. Accordingly, we may not be able to utilize a material portion of our NOL carryforwards, even if we achieve profitability.

We may require additional financing for the foreseeable future as we invest in the growth of IBSRELA and XPHOZAH in the U.S. and build a pipeline. The inability to access necessary capital when needed on acceptable terms, or at all, could force us to delay or limit our pursuit of other future business opportunities.

We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with our efforts to commercialize IBSRELA and XPHOZAH; conducting pediatric clinical trials for IBSRELA; our ongoing efforts to evaluate and seek approval of tenapanor for the treatment of CIC, including our ongoing Phase 3 clinical trial in this indication; manufacturing for IBSRELA and XPHOZAH; investments to build a pipeline; and research and development related to potential new product candidates, including development costs related to RDX10531, a next-generation sodium/hydrogen exchanger 3 (NHE3) inhibitor. The inability to access necessary capital when needed on acceptable terms, or at all, could force us to delay or limit our development of potential new products, or our pursuit of future business opportunities. Our future funding requirements will depend on many factors, including, but not limited to:

- the extent to which we are able to continue to generate and increase product revenue from sales of IBSRELA and XPHOZAH;

- the extent to which access to XPHOZAH is impacted by the elimination of Medicare Part D coverage for XPHOZAH, which occurred on January 1, 2025, and the extent to which this change will interfere with the shared decision-making between healthcare professionals and their patients, regardless of insurance coverage;

- the extent to which the elimination of separate payment for XPHOZAH for Medicare beneficiaries under Medicare Part D will influence the payment decisions of other payors and the extent to which payment for XPHOZAH will continue to be made as a pharmacy benefit for non-Medicare patients;

- the extent to which the actions of the current administration may result in downward pressure on the price that we receive for IBSRELA and XPHOZAH;

- the availability of adequate third-party reimbursement for IBSRELA;

- the manufacturing, selling and marketing costs associated with IBSRELA and XPHOZAH;

- our ability to maintain our existing collaboration partnerships and to establish additional collaboration partnerships, in-license/out-license, joint ventures or other similar arrangements and the financial terms of such agreements;

- the timing, receipt and amount of milestones or royalties from our collaboration partners, if any;

- the cash requirements necessary to expand our business;

- the cash requirements for our ongoing efforts to evaluate and seek approval of tenapanor for the treatment of CIC, including our ongoing Phase 3 clinical trial in this indication;

- the cash requirements for the discovery and/or development of other potential product candidates, including RDX10531;

- the time and cost necessary to respond to technological and market developments;

- the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, and costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of tenapanor or any of our product candidates; and

- the payment of interest and principal related to our loan and security agreement entered into with SLR, as amended to date.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay or limit additional clinical trials for tenapanor, or delay or limit our pursuit of other future business opportunities.

Principal Risks Related to Our Business

We are substantially dependent on the successful commercialization of IBSRELA, and there is no guarantee that we will maintain sufficient market acceptance for IBSRELA, grow market share for IBSRELA, secure and maintain adequate coverage and reimbursement for IBSRELA, or generate sufficient revenue from product sales of IBSRELA.

We began selling IBSRELA in the U.S. in March 2022. The overall commercial success of IBSRELA will depend on a number of factors, including the following:

- the ability of the third-party manufacturers we contract with to provide an adequate (in amount and quality) supply of product to support the market demand for IBSRELA;

- our ability to obtain and sustain an adequate level of coverage and reimbursement for IBSRELA by third-party payors;

- the effectiveness of IBSRELA as a treatment for adult patients with IBS-C;

- whether IBSRELA will be subject to price negotiations under the IRA, and the timing and impact of those price negotiations on the revenue from product sales of IBSRELA;

- the extent to which the actions of the current administration may result in downward pressure on the price that we receive for IBSRELA;

- the size of the treatable patient population;

- our ability to successfully expand the IBSRELA eligible patient population, including with respect to our ongoing efforts to evaluate and seek approval of tenapanor for the treatment of CIC;

- our ability to continue to increase the market share of IBSRELA;

- the effectiveness of our sales, market access and marketing efforts;

- whether physicians view IBSRELA as a safe and effective treatment for adult patients with IBS-C, which will impact the adoption of IBSRELA by physicians for the treatment of IBS-C;

- the availability, perceived advantages, relative cost, relative safety and relative efficacy of IBSRELA compared to alternative and competing treatments;

- the prevalence and severity of adverse side effects of IBSRELA;

- our potential involvement in lawsuits in connection with enforcing intellectual property rights in and to IBSRELA;

- our potential involvement in third-party interference, opposition, derivation or similar proceedings with respect to our patent rights directed to IBSRELA, and avoiding other challenges to our patent rights and patent infringement claims; and

- a continued acceptable safety and tolerability profile of IBSRELA following approval.

The amount of potential revenue we may achieve from the commercialization of IBSRELA is subject to these and other factors, and may be unpredictable from quarter-to-quarter. If the number of patients in the market for IBSRELA or the price that the market can bear is not as significant as we estimate, if we are not able to continue to secure and maintain physician and patient acceptance of IBSRELA or adequate coverage and reimbursement for IBSRELA, or if we are not successful in our efforts to develop and obtain regulatory approval for IBSRELA for CIC patients in the time frame we expect, or at all, we may not generate sufficient revenue from sales of IBSRELA to achieve our business goals. Any failure of IBSRELA to maintain market acceptance, continue to increase market share, obtain and maintain sufficient third-party coverage or reimbursement, or achieve commercial success would adversely affect our results of operations.

There is no guarantee that we will achieve sufficient market acceptance for XPHOZAH, or that we will be able to secure and maintain adequate coverage and reimbursement for XPHOZAH, or generate sufficient revenue from product sales of XPHOZAH. The inclusion of XPHOZAH in the ESRD PPS creates additional uncertainty as to the commercial opportunity for XPHOZAH.

We began selling XPHOZAH in the U.S. in November 2023. The overall commercial success of XPHOZAH will depend on a number of factors, including the following:

- the extent to which access to XPHOZAH is impacted by the elimination of Medicare Part D coverage for XPHOZAH, which occurred on January 1, 2025, and the extent to which this change will interfere with the shared decision-making between healthcare professionals and their patients, regardless of insurance coverage;

- the extent to which the elimination of separate payment for XPHOZAH for Medicare beneficiaries under Medicare Part D will influence the payment decisions of other payors and the extent to which payment for XPHOZAH will continue to be made as a pharmacy benefit for non-Medicare patients;

- the extent to which the actions of the current administration may result in downward pressure on the price that we receive for XPHOZAH;

- the ability of the third-party manufacturers we contract with to provide an adequate (in amount and quality) supply of product to support the market demand for XPHOZAH;

- whether or not the content and breadth of the label that has been approved by the FDA for XPHOZAH will materially and adversely impact our ability to commercialize the product for the approved indication;

- the prevalence and severity of adverse side effects of XPHOZAH;

- acceptance of XPHOZAH as safe, effective and well-tolerated by patients and the medical community;

- our ability to manage the commercialization of IBSRELA and XPHOZAH and the complex pricing and reimbursement negotiations that may arise with marketing products containing the same active ingredient at different doses for separate indications;

- the availability, perceived advantages, relative cost, relative safety and relative efficacy of XPHOZAH compared to alternative and competing treatments;

- obtaining and sustaining an adequate level of coverage and reimbursement for XPHOZAH by third-party payors;

- our potential involvement in lawsuits in connection with enforcing intellectual property rights in and to XPHOZAH;

- our potential involvement in third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and

- a continued acceptable safety and tolerability profile of XPHOZAH following approval.

There is no guarantee that we will achieve sufficient market acceptance for XPHOZAH, or that we will be able to secure and maintain adequate coverage and reimbursement for XPHOZAH, or generate sufficient revenue from product sales of XPHOZAH. The inclusion of XPHOZAH in the ESRD PPS creates additional uncertainty as to the commercial opportunity for XPHOZAH. See "—*XPHOZAH became part of the ESRD PPS on January 1, 2025, which means coverage for XPHOZAH for Medicare beneficiaries is no longer available under Medicare Part D; this resulted in a negative and material impact on our XPHOZAH revenue in 2025; and the continued lack of Medicare Part D coverage for XPHOZAH will result in a materially lower pace of revenue growth as compared to expectations before XPHOZAH became part of the ESRD PPS*" below.

XPHOZAH became part of the ESRD PPS on January 1, 2025, which means coverage for XPHOZAH for Medicare beneficiaries is no longer available under Medicare Part D; this resulted in a negative and material impact on our XPHOZAH revenue in 2025; and the continued lack of Medicare Part D coverage for XPHOZAH will result in a materially lower pace of revenue growth as compared to expectations before XPHOZAH became part of the ESRD PPS.

In January 2011, CMS, an agency within the United States Department of Health and Human Services responsible for administering the Medicare program, implemented the ESRD PPS, a new PPS for dialysis treatment. Under the ESRD PPS, CMS generally makes a single bundled payment to the dialysis facility for each dialysis treatment that covers all items and services routinely required for dialysis treatments furnished to Medicare beneficiaries in Medicare-certified ESRD facilities or at their home, including the cost of certain drugs defined by CMS to be part of the renal dialysis service. CMS included XPHOZAH in the ESRD PPS, effective January 1, 2025, eliminating coverage for XPHOZAH for Medicare beneficiaries under Medicare Part D. The change in Medicare reimbursement coverage had a negative and material impact on our XPHOZAH revenue in 2025. We anticipate the continued lack of Medicare Part D coverage for XPHOZAH will result in a materially lower pace of revenue growth as compared to expectations before XPHOZAH became part of the ESRD PPS.

The extent to which the inclusion of XPHOZAH in the ESRD PPS will continue to materially and adversely impact our XPHOZAH business is dependent on the following:

- the extent to which this change will interfere with the shared decision-making between healthcare professionals and their patients, regardless of insurance coverage; and

- the extent to which the elimination of separate payment for XPHOZAH for Medicare beneficiaries under Medicare Part D will influence the payment decisions of other payors and the extent to which payment for XPHOZAH will continue to be made as a pharmacy benefit for non-Medicare patients.

IBSRELA and/or XPHOZAH may cause undesirable side effects or have other properties that could limit the commercial success of the products.

Undesirable side effects caused by IBSRELA and/or XPHOZAH could cause us or regulatory authorities to interrupt, delay or halt the commercialization of the product. Despite marketing approval for IBSRELA and XPHOZAH, the prevalence and/or severity of side effects caused by IBSRELA and/or XPHOZAH could result in a number of potentially significant negative consequences, including:

- regulatory authorities may withdraw their approval of the product or seize the product;

- we or a collaboration partner may be required to recall the product;

- additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof, including the imposition of a REMS which could require creation of a Medication Guide or patient package insert outlining the risks of such side effects for distribution to patients, a communication plan to educate healthcare providers of the drugs' risks, as well as other elements to assure safe use of the product, such as a patient registry and training and certification of prescribers;

- we or a collaboration partner may be subject to fines, injunctions or the imposition of civil or criminal penalties;

- regulatory authorities may require the addition of new labeling statements, such as a "black box" warning or a contraindication;

- we could be sued and held liable for harm caused to patients;

- the product may become less competitive; and

- our reputation may suffer.

Any of the foregoing events could prevent us, or a collaboration partner, from achieving or maintaining market acceptance of IBSRELA and/or XPHOZAH, and could result in the loss of significant revenue to us, which would materially and adversely affect our results of operations and business.

Third-party payor coverage and reimbursement status of newly commercialized products are uncertain. Failure to obtain or maintain adequate coverage and reimbursement for IBSRELA and XPHOZAH could limit our ability to market those products and decrease our ability to generate revenue.

The pricing, coverage and reimbursement of IBSRELA and XPHOZAH must be adequate to support a commercial infrastructure. The availability and adequacy of coverage and reimbursement by governmental and private payors are essential for most patients to be able to afford treatments. Sales of IBSRELA and XPHOZAH will depend substantially, both domestically and abroad, on the extent to which the costs of the product will be paid for by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations, or reimbursed by government authorities, private health insurers, and other third-party payors. If coverage and reimbursement are not available, or are available only to limited levels, we, or our collaboration partners, may not be able to successfully commercialize IBSRELA or XPHOZAH. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a return on our investment.

In the U.S., CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. On January 1, 2025, XPHOZAH, along with other oral drugs for ESRD patients on dialysis without injectable or intravenous equivalents, became part of the ESRD PPS and coverage for XPHOZAH and these other oral drugs under Medicare Part D was eliminated. See "—*XPHOZAH became part of the ESRD PPS on January 1, 2025, which means coverage for XPHOZAH for Medicare beneficiaries is no longer available under Medicare Part D; this resulted in a negative and material impact on our XPHOZAH revenue in 2025; and the continued lack of Medicare Part D coverage for XPHOZAH will result in a materially lower pace of revenue growth as compared to expectations before XPHOZAH became part of the ESRD PPS*" above.

Outside the U.S., international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, Japan, China and other countries has and will continue to put pressure on the pricing and usage of IBSRELA and XPHOZAH, even if regulatory approval is received in such countries. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medicinal products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the U.S., the reimbursement for our products may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the U.S. and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, these caps may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of IBSRELA and XPHOZAH, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We rely completely on third parties, including certain single-source suppliers, to manufacture IBSRELA and XPHOZAH. If they are unable to comply with applicable regulatory requirements, unable to source sufficient raw materials, experience manufacturing or distribution difficulties or are otherwise unable to manufacture sufficient quantities to meet demand, our commercialization of IBSRELA and XPHOZAH may be materially harmed.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture IBSRELA or XPHOZAH on a commercial scale, or to manufacture our drug supplies for use in the conduct of our nonclinical and clinical studies. Our success depends upon our ability to enter into new supplier agreements and maintain our relationships with suppliers who are critical and necessary to the production of our drug supply.

The facilities used by our CMOs to manufacture our drug supply are subject to inspection by the FDA. Our ability to control the manufacturing process of our product candidates is limited to the contractual requirements and obligations we impose on our CMOs. Although they are contractually required to do so, we are completely dependent on our CMOs for compliance with the regulatory requirements, known as cGMP requirements, for manufacture of both active drug substances and finished drug products.

The manufacture of pharmaceutical products requires significant expertise and capital investment. Manufacturers of pharmaceutical products often encounter difficulties in commercial production. These problems may include difficulties with production costs and yields, quality control, including stability of the product and quality assurance testing, and shortages of qualified personnel, as well as compliance with federal, state and foreign regulations and the challenges associated with complex supply chain management. Even if our CMOs do not experience problems and commercial manufacturing is achieved, their maximum or available manufacturing capacities may be insufficient to meet commercial demand. Finding alternative manufacturers or adding additional manufacturers requires a significant amount of time and involves significant expense. New manufacturers would need to develop and implement the necessary production techniques and processes, which along with their facilities, would need to be inspected and approved by the regulatory authorities in each applicable territory. In addition, the raw materials necessary to make API for our products are acquired from a limited number of sources. Any delay or disruption in the availability of these raw materials could result in production disruptions, delays or higher costs with consequent adverse effects on us.

If our CMOs fail to adhere to applicable cGMP or other regulatory requirements, experience delays or disruptions in the availability of raw materials or experience manufacturing or distribution problems, we may suffer significant consequences, including the inability to meet our product requirements for our clinical development programs, and such events could result in product seizures or recalls, loss of product approval, fines and sanctions, reputational damage, shipment delays, inventory shortages, inventory write-offs and other product-related charges and increased manufacturing costs. As a result, or if maximum or available manufacturing capacities are insufficient to meet demand, our development or our commercialization efforts for IBSRELA and/or XPHOZAH may be materially harmed.

We may rely on foreign CROs and CMOs, which may be subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies. For example, the U.S. BIOSECURE Act, which was enacted in December 2025, prohibits federal agencies from procuring or using any biotechnology equipment or services from "biotechnology companies of concern", or entering into, extending, or renewing any contracts with entities that use such biotechnology equipment or services from "biotechnology companies of concern". Congress has interpreted a "biotechnology company of concern" as an entity that is under the control of a foreign adversary and that poses a risk to national security based on its research or multiomic data collection (e.g., collection of genomic information). While the U.S. BIOSECURE Act has a grandfathering period of five years for existing contracts, and has carveouts for manufacture of drugs for supply under Medicaid and Medicare Part B, subject to the Secretary of Veterans Affairs' discretion, the impact of the U.S. BIOSECURE Act on the biotechnology industry is uncertain. If the foreign CROs and CMOs we rely on become subject to trade restrictions, sanctions, increased tariffs or other regulatory requirements by the U.S. government (including designation as a "biotechnology company of concern" under the U.S. BIOSECURE Act), or if the U.S. or Chinese government take retaliatory actions due to recent or increased tensions between the U.S. and China, it may have the potential to severely restrict the ability of U.S. biopharmaceutical companies like us to purchase services or products from, or otherwise collaborate with, certain "biotechnology companies of concern" without losing the ability to contract with, or otherwise receive funding from, the U.S. government.

Our future business prospects may depend on our ability, alone or through our current or future collaborations, to successfully develop, gain regulatory approval of and commercialize our current and future product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, including new uses for currently approved products, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. The drug development process, including obtaining regulatory approval for a product, is a long, expensive and uncertain process, involving a high degree of risk. We cannot be certain that we will be able to complete ongoing clinical trials or to announce results of such trials with respect to any of our product candidates, on the timelines we expect or at all, or that the results of our clinical trials or other activities under our development programs will be positive. We cannot be certain that we will be able to advance such product candidates into additional trials or to successfully develop, obtain regulatory approval for, or successfully commercialize any of our product candidates, if approved.

For example, in October 2025, we announced the initiation of a development program for RDX10531, a next-generation NHE3 inhibitor with potential application across multiple therapeutic areas. In January 2026, we initiated ACCEL (ten-03-301), a Phase 3 clinical trial designed to assess the safety and efficacy of tenapanor for the treatment of CIC. Enrollment in ACCEL is expected throughout 2026, with topline data read out in the second half of 2027. We may not be able to demonstrate the efficacy and safety of these or any future product candidates, or we may encounter other issues with any clinical trials or non-clinical studies required for regulatory submissions of our product candidates. The results of clinical trials or non-clinical studies of our product candidates at any stage may not support further development or may not be sufficient to file for and obtain regulatory approval on the timelines we expect or at all. The FDA or other regulatory authorities may not agree with our interpretation of the results of clinical trials or non-clinical studies. Other decisions or actions of the FDA or other regulatory authorities may affect our plans, progress, results, timing or next steps, including whether to proceed with further development. Some or all of our current or future non-clinical studies or clinical trials may fail to meet their primary or key secondary endpoints, raise safety issues or generate mixed results, resulting in delays to or discontinuation of certain development efforts and/or additional expense.

In the conduct of clinical trials, we could encounter delays in our development if any clinical trials are suspended or terminated by us, by the IRBs of the institutions in which the trial is being conducted, or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Our ongoing and planned development activities may be negatively impacted by a number of factors. Widespread healthcare and vendor staffing shortages and increased competition for patients and clinical sites may make it difficult to enroll patients in our non-clinical studies and/or clinical trials and/or identify and activate participating clinical sites for our trials, may cause other delays at clinical trial sites and/or vendors, and may increase the rates of patients withdrawing from our clinical trials following enrollment. Some clinical sites may decline or delay participation in our trials due to capacity and resource constraints. These or other factors may substantially slow clinical site identification and activation and enrollment in our clinical trials, or cause us to pause trials, which may, in each case, significantly impact our ability to meet our expected timelines, budgets, or other plans.

Identifying and qualifying patients to participate in any clinical trials is critical to the success of the clinical trials. The timing of any future clinical trials that we may determine to conduct will depend, in part, on the speed at which we can recruit patients to participate in testing our product candidates. Patients may be unwilling to participate in our clinical studies because of concerns about adverse events observed with the current standard of care, competitor products and/or other investigational agents, in each case for the same indications and/or similar patient populations. In addition, patients currently receiving treatment with the current standard of care or a competitor product may be reluctant to participate in a clinical trial with an investigational drug, or our inclusion and exclusion criteria for our clinical trials may present challenges in identifying acceptable patients. As a result, the timeline for recruiting patients and conducting clinical trials may be delayed. These delays could result in increased costs, delays in advancing our development of the program or termination of the clinical studies altogether. Any of these occurrences may significantly harm our business, financial condition and prospects.

In addition, limitations or modifications to study procedures, study visits or data collection, restrictions on key clinical trial activities such as monitoring or auditing, or other restrictions that may affect data analysis activities may require additional assessment and evaluation from IRBs, negatively impact the integrity or completeness of our trial data, the powering of a trial, the integrity or relevance of clinical study endpoints, or impact the timing of availability of results. Any of these factors could delay or increase the expense of our ongoing or future development programs.

The drug development process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources. Of the large number of drugs in development in the U.S., only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, even if we have the requisite financial resources, when needed, to continue to fund our development efforts, our current or future product candidates may never be successfully developed or commercialized. Even if we conduct the trials required by the FDA, the FDA may ultimately decide that the design, number and type of trials, number of patients studied or results, even if positive, are not sufficient to file for or gain regulatory approval of any of our product candidates in the indications we study, or do not support the safety or efficacy or our intended profile for the product. Any of these negative outcomes could materially impact our ongoing or future development programs and adversely affect our business, results of operations, financial condition and prospects and could lead us to make significant further changes to the scope and nature of our development efforts.

Our future results depend on CMOs, many of whom are our single source manufacturers.

Many of our CMOs are currently single source manufacturers. While we try to obtain multiple sources whenever possible, similar to other commercial pharmaceutical companies, three stages of our manufacturing process are currently completed by a single source, which exposes us to a number of risks related to our supply chain, including delivery failure and drug shortages. To date, we have no qualified alternative sources for these single source CMOs.

Our manufacturing and commercial supply agreements with our CMOs, including our single source CMOs, contain or are likely to contain pricing provisions that are subject to adjustment based on factors outside of our control, including changes in market prices. Substantial increases in the prices for necessary materials and equipment, whether due to supply chain or logistics issues, tariffs or due to inflation, would increase our operating costs and could reduce our margins. Any attempts to increase the announced or expected prices of IBSRELA and/or XPHOZAH in response to increased costs could be viewed negatively by the public and could adversely affect our business, prospects, financial condition, and results of operations.

Further, we currently and may in the future rely on foreign CMOs and CROs. Such foreign CMOs and CROs may be subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies.

An inability to continue to source product from any of these CMOs, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a CMO, labor disputes or shortages, unexpected demands, or quality issues, could adversely affect our ability to satisfy demand for our products, which could adversely and materially affect our product sales and operating results, which could significantly harm our business. Furthermore, qualifying alternate suppliers or developing our own manufacturing capability for certain highly customized stages of our manufacturing process would be time consuming and costly. Furthermore, any new CMO would need to complete validation batches and be approved by regulatory authorities as our manufacturer, including passing any required inspections, before we would be able to utilize the drug product or drug substance they manufacture for commercial purposes, which could result in significant costs and delays in product availability. There can be no assurance that our business, financial condition and results of operations will not be materially and adversely affected by supply chain disruptions. Any disruption in the supply chain, whether or not from a single source CMO, could temporarily disrupt production of our drug supply until an alternative supplier is fully qualified by us or until such CMO is able to perform. There can be no assurance that we would be able to successfully retain an alternative CMO on a timely basis, on acceptable terms, or at all. Changes in business conditions, force majeure, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our CMOs' ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Our operating activities may be restricted as a result of covenants related to the indebtedness under our loan and security agreement with SLR, as amended, and we may be required to repay the outstanding indebtedness in an event of default, which could have a materially adverse effect on our business.

On February 23, 2022, we entered into a loan and security agreement (the 2022 Loan Agreement) with SLR as collateral agent and the lenders listed in the 2022 Loan Agreement (collectively, the 2022 Lenders). The 2022 Loan Agreement was subsequently amended in August 2022 (the First Amendment), February 2023 (the Second Amendment), October 2023 (the Third Amendment), October 2024 (Fourth Amendment), and June 2025 (Fifth Amendment). The loan was funded in the amount of $27.5 million on February 23, 2022 and additional amounts of $22.5 million, $50.0 million, $50.0 million and $50.0 million were drawn on October 19, 2023, March 1, 2024, October 29, 2024 and June 30, 2025, respectively. In addition, we have the option to draw up to an additional $100.0 million, consisting of two separate term loans, each in a principal amount of $50.0 million: (a) the first of which is available at the Company's election through June 30, 2026 and (b) the second of which is available at the Company's election through December 20, 2026. Until we have repaid all funded indebtedness, the 2022 Loan Agreement subjects us to various customary covenants, including requirements as to financial reporting and insurance and restrictions on our ability to dispose of our business or property, to change our line of business, to liquidate or dissolve, to enter into any change in control transaction, to merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity, to incur additional indebtedness, to incur liens on our property, to pay any dividends or other distributions on capital stock other than dividends payable solely in capital stock, to redeem capital stock, to enter into licensing agreements, to engage in transactions with affiliates, and to encumber our intellectual property. Our business may be adversely affected by these restrictions on our ability to operate our business.

In addition, we may be required to repay the outstanding indebtedness under the loan facility if an event of default occurs under the 2022 Loan Agreement. An event of default will occur if, among other things, we fail to make payments under the 2022 Loan Agreement; we breach any of our covenants under the 2022 Loan Agreement, subject to specified cure periods with respect to certain breaches; the Lender determines that a material adverse change has occurred; we or our assets become subject to certain legal proceedings, such as bankruptcy proceedings; we are unable to pay our debts as they become due; or we default on contracts with third parties which would permit the Lender to accelerate the maturity of such indebtedness or that could have a material adverse change on us. We may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. In this case, we may be required to limit or reduce our activities necessary to commercialize IBSRELA and/or XPHOZAH, or delay or limit clinical trials for tenapanor or other product candidates. The Lenders could also exercise its rights as collateral agent to take possession of and to dispose of the collateral securing the term loans, which collateral includes substantially all of our property (excluding intellectual property, which is subject to a negative pledge). Our business, financial condition and results of operations could be materially adversely affected as a result of any of these events.

Additional Risks Related to Our Business and Industry

We face substantial competition, and our competitors may discover, develop or commercialize products faster or more successfully than us.

The biotechnology and pharmaceutical industries are highly competitive, and we face significant competition from companies in the biotechnology, pharmaceutical and other related markets that are researching and marketing products designed to address diseases that we are currently developing products to treat.

Competition for IBSRELA largely comes from three prescription products marketed for certain patients with IBS-C that we are aware of, including Linzess (linaclotide), Amitiza (lubiprostone) and Trulance (plecanatide). Generic lubiprostone is also available in the U.S. Additionally, over-the-counter products not indicated for IBS-C are commonly used to treat the constipation component of IBS-C, alone and in combination with the IBS-C-indicated prescription therapies. In addition, if successfully developed and approved for the treatment of CIC, we believe IBSRELA will also face competition from branded products Linzess (linaclotide) and Trulance (plecanatide) as well as generic lubiprostone and prucalopride.

XPHOZAH is indicated to reduce serum phosphorus in adults with CKD on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy. The various types of phosphate binders commercialized in the U.S. include the following: Calcium acetate (several prescription brands including PhosLo and Phoslyra); Lanthanum carbonate (Fosrenol); Sevelamer hydrochloride (Renagel); Sevelamer carbonate (Renvela); Sucroferric oxyhydroxide (Velphoro) and Ferric citrate (Auryxia). All of the listed phosphate binders are available as generics in the U.S., with the exception of Velphoro and Auryxia. Additionally, over-the-counter calcium carbonate, such as Tums and Caltrate, is also used to bind phosphorus.

In addition to the currently available phosphate binders, we are aware of at least four phosphate binders in development, including AP-301, developed by Alebund Pharmaceutical (Hong Kong) Limited and currently in Phase 3; VS-505, developed by Vidasym and currently in clinical development; TS-172, developed by Taisho Pharmaceutical and currently in Phase 3; and OLC, developed by Unicycive Therapeutics, which has resubmitted its NDA to the FDA for approval via the 505(b)(2) pathway. Additionally, Alebund is developing AP-306, an inhibitor of phosphate transporters NaPi-2b, PiT-1, and PiT-2, thus far studied in a Phase 2 clinical trial.

It is possible that our competitors' drugs may be less expensive and more effective than our product candidates, or may render our product candidates obsolete. It is also possible that our competitors will commercialize competing drugs or treatments before we or our collaboration partners can launch any products developed from our product candidates. We also may face increased competition in the future as new companies enter into our target markets.

Many of our competitors have materially greater name recognition and financial, manufacturing, marketing, research and drug development resources than we do. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for drugs. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaboration partnerships or licensing relationships with our competitors.

We may experience difficulties in managing our current activities and growth given our level of managerial, operational, financial and other resources.

While we have continued to work to optimize our management composition, personnel and systems to support our current activities for future growth, these resources may not be adequate for this purpose. Our need to effectively execute our business strategy requires that we:

*   manage our commercialization activities effectively;

*   manage our clinical trials effectively;

*   manage our internal development efforts effectively while carrying out our contractual obligations to licensors, contractors, collaborators, government agencies and other third parties;

*   continue to improve our operational, financial and management controls, reporting systems and procedures; and

*   retain and motivate our remaining employees and potentially identify, recruit and integrate additional employees.

If we are unable to maintain or expand our managerial, operational, financial and other resources to the extent required to manage our development and commercialization activities, our business will be materially adversely affected.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

We may consider strategic transactions, such as acquisitions of companies, asset purchases, and/or in-licensing of products, product candidates or technologies. In addition, if we are unable to access capital on a timely basis and on terms that are acceptable to us, we may be forced to further restructure certain aspects of our business or identify and complete one or more strategic collaborations or other transactions in order to fund the commercialization of IBSRELA and XPHOZAH, and/or the development of discovery and developmental assets through the use of alternative structures. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, spin outs, collaboration partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

*   up-front, milestone and royalty payments, equity investments and financial support of new research and development candidates including increase of personnel, all of which may be substantial;

*   exposure to unknown liabilities;

*   disruption of our business and diversion of our management's time and attention in order to develop acquired products, product candidates or technologies;

*   incurrence of substantial debt or dilutive issuances of equity securities;

*   higher-than-expected acquisition and integration costs;

*   write-downs of assets or goodwill or impairment charges;

*   increased amortization expenses;

*   difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

*   impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

*   inability to retain key employees of any acquired businesses.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and could have a material adverse effect on our business, results of operations, financial condition and prospects.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of IBSRELA and/or XPHOZAH.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and our commercialization of IBSRELA and XPHOZAH. For example, we may be sued if any product we develop and/or commercialize allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased demand for the product;

- injury to our reputation;

- withdrawal of clinical trial participants;

- costs to defend the related litigation;

- a diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;

- loss of revenue; and

- the inability to commercialize or co-promote IBSRELA and/or XPHOZAH.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. Although we maintain product liability insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

If we fail to attract, retain and motivate our executives, senior management and key personnel, our business will suffer.

Recruiting and retaining qualified scientific, sales and marketing, clinical, medical, business development, manufacturing, finance and administrative personnel is critical to our success. We are highly dependent on our executives, senior management and certain other key employees. The loss of the services of our executives, senior management or other key employees could impede the achievement of our development and commercial objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executives, senior management and other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain marketing approval of and commercialize products. We may be unable to hire, train or motivate these key personnel on acceptable terms given the intense competition among numerous biopharmaceutical companies for similar personnel, particularly in our geographic regions. If we are unable to continue to attract and retain high quality personnel, our ability to grow and pursue our business strategy will be limited.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal data, such as information that we may collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or perception of their requirements may have on our business. This evolution may create uncertainty in our business; affect our ability to operate in certain jurisdictions, or to collect, store, transfer use and share personal information; necessitate the acceptance of more onerous obligations in our contracts; result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission, and breach reporting of individually identifiable health information. We may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

A number of states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the CCPA requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business's collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf. Additional compliance investment and potential business process changes may also be required. Similar laws have passed in other states, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Furthermore, the FTC also has authority to initiate enforcement actions against entities that mislead customers about HIPAA compliance, make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information or engage in other unfair practices that harm customers or that may violate Section 5(a) of the FTC Act. According to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. The FTC and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive, including on websites, to regulate the presentation of website content. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, in Europe, we may be subject to the European Union General Data Protection Regulation (EU GDPR) and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the UK GDPR) (the EU GDPR and UK GDPR together referred to as the GDPR). The GDPR imposes strict requirements for processing the personal data of individuals within the EEA and UK. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million/£17.5 million or four percent of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S. and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

In addition, we use AI Technologies in our business. The regulatory framework for AI Technologies is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

It is possible that new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our products, services, and business and the way in which we use AI Technologies. We may need to expand resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, CROs, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.

We and our collaborators, CROs and other contractors and consultants depend on information technology systems, and any failure of these systems could harm our business. Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.

We and our collaborators, CROs, and other contractors and consultants collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we and our collaborators, CROs and other contractors and consultants collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information, clinical trial data and personal information (collectively, Confidential Information). It is critical that we and our collaborators, CROs and other contractors and consultants do so in a secure manner to maintain the confidentiality and integrity of such Confidential Information. We have established physical, electronic and organizational measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of Confidential Information. We have also outsourced elements of our information technology infrastructure, and as a result, a number of third-party vendors may or could have access to our Confidential Information.

Our information technology systems and infrastructure, and those of our current and any future collaborators, CROs, contractors and consultants and other third parties on which we rely, are vulnerable to attack, damage and interruption from diverse threat vectors, such as computer viruses, malware (e.g., ransomware), natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, phishing attacks and other social engineering schemes, attachments to emails, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. The risk of a security breach or disruption or data loss, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access Confidential Information increases the risk of data security breaches, which could lead to the loss of Confidential Information or other intellectual property. We may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques, including artificial intelligence, that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. Additionally, any integration of artificial intelligence in our or any third party's operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. There can also be no assurance that our and our collaborators', CROs', CMOs, contractors', consultants' and other service providers' cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems, networks and Confidential Information.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. We do not believe that we have experienced any significant system failure, accident or security breach to date, but if such an event were to occur and cause interruptions in our operations, it could result in a material disruption to our business. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable. Moreover, if a computer security breach affects our systems or those of our collaborators, CROs or other contractors, or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. Any adverse impact to the availability, integrity or confidentiality of our or third-party systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs, which could materially adversely affect our business, results of operations and financial condition. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us and could have a material adverse effect on the price of our common stock.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations. If we cannot in the future favorably assess the effectiveness of our internal controls over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on the trading price of our common stock.

We have formed in the past, and may form in the future, collaboration partnerships, joint ventures and/or licensing arrangements, and we may not realize the benefits of such collaborations.

We have current collaboration partnerships for the commercialization of tenapanor in certain foreign countries, and we may form additional collaboration partnerships, create joint ventures or enter into additional licensing arrangements with third parties in the U.S. and abroad that we believe will complement or augment our existing business. In particular, we have formed collaboration partnerships with Kyowa Kirin for commercialization of tenapanor for hyperphosphatemia in Japan; with Fosun Pharma for commercialization of tenapanor for hyperphosphatemia and IBS-C in China and related territories; in Canada with Knight for commercialization of tenapanor for IBS-C and hyperphosphatemia; and with METiS for the development and commercialization of a portfolio of TGR5 agonist compounds for all therapeutic areas. While we may pursue future collaborations, we face significant competition in seeking appropriate collaboration partners, and the process to identify an appropriate partner and negotiate appropriate terms is time-consuming and complex. Delays in identifying suitable additional collaboration partners and entering into agreements to commercialize our products in ex-U.S. territories and/or develop our product candidates will delay commercialization thereof, which may reduce their competitiveness even if they reach the market. In addition, current or future collaborations or partnerships with ex-U.S. parties and the expected benefits therefrom could be materially and adversely impacted by current or future healthcare reform legislation and initiatives (including evolving "most favored nation" pricing proposals) that may require U.S. pricing for our products to be tied to, or otherwise impacted by, ex-U.S. prices obtained by collaborators or partners. There is no guarantee that our current collaboration partnerships or any such arrangements we enter into in the future will be successful, or that any collaboration partner will commit sufficient resources to the development, regulatory approval, and commercialization effort for such products, or that such alliances will result in us achieving revenues that justify such transactions.

We will rely on third parties to conduct all of our nonclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for additional products or commercialize our product candidates.

We do not have the ability to independently conduct nonclinical studies or clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs, to conduct clinical trials on our product candidates. The third parties with whom we contract for execution of the clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely, and will continue to rely, on these third parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We, and these third parties are required to comply with current GLPs for nonclinical studies and GCPs for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third-party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the European Medicines Agency or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which could add additional costs and could delay the regulatory approval process.

Our CMOs manufacture tenapanor API outside of the U.S. Our collaboration partners outside of the U.S. have sought and obtained and may continue to seek and obtain approval to commercialize tenapanor outside of the U.S., and as a result, a variety of risks associated with international operations could materially adversely affect our business.

Our collaboration partners have sought and obtained and may continue to seek and obtain marketing approval for tenapanor outside the U.S. Furthermore, we may seek and obtain marketing approval for IBSRELA or XPHOZAH in other territories outside of the U.S. Additionally, we have contractual agreements with CMOs involving the manufacture of tenapanor API outside of the U.S., and may otherwise engage in business outside of the U.S., including entering into additional contractual agreements with third parties. We are subject to additional risks related to entering these international business markets and relationships, including:

- different regulatory requirements for drug approvals in foreign countries;

- differing U.S. and foreign drug import and export rules;

- reduced protection for intellectual property rights in foreign countries;

- changes in laws or policies governing the terms of foreign trade, and in particular, increased trade restrictions, tariffs or taxes on imports or exports from or to countries where we manufacture or sell, or our partners sell, our products to may affect the prices of and demand for our products;

- different reimbursement systems, and different competitive drugs;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

- workforce uncertainty in countries where labor unrest is more common than in the U.S.;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

- potential liability resulting from development work conducted by these distributors; and

- business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

Changes in U.S. and international trade policies may adversely impact our business and operating results.

We currently rely on both U.S. and foreign third-party manufacturers. The U.S. government and persons involved in the current administration have made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies. The extent and duration of any tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the United States and other countries, the response of such countries, exemptions or exclusions that may be granted, and the availability and cost of alternative sources of supply of materials we purchase from companies in other countries targeted with tariffs.

Any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, may increase the cost of manufacturing our product candidates and platform materials, affect the demand for IBSRELA and XPHOZAH, and import or export of API and finished product. If any new tariffs, export controls, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Our business involves the use of hazardous materials and we and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

We and manufacturers and suppliers with whom we may contract are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of hazardous materials, including the components of our tenapanor and our product candidates. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers' facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, and business operations, and could result in environmental damage requiring costly clean-up and resulting in liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot guarantee that the safety procedures utilized by third-party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

We or the third parties upon whom we depend may be adversely affected by natural disasters, severe weather, public health emergencies and other catastrophic events, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Events outside of our control, including natural disasters, severe or inclement weather (such as extreme snow and ice, extreme heat, tornados and flooding), public health emergencies, power outages, cyber or telecommunications disruptions, transportation incidents or other catastrophic events, could severely disrupt our operations and have a material adverse effect on our business, operating results, prospects or financial condition. Such events could disrupt our sales efforts, ongoing clinical trials and/or other operations by damaging or limiting access to critical infrastructure and facilities, including those operated by third parties on whom we rely, such as contract research organizations, contract manufacturing organizations, suppliers, specialty pharmacies and logistics and distribution providers, or by restricting travel, staffing availability or site access. If any such event prevents or materially impairs our ability, or the ability of these third parties, to manufacture or ship product or product candidates, conduct clinical trial activities, perform quality testing and release, or otherwise operate in the ordinary course, it may be difficult or, in certain cases, impossible for us to continue our business as currently planned.

In addition, the shipment of product and product candidates, active pharmaceutical ingredients and other materials may be delayed, diverted or disrupted by severe weather or other events in any location where our third-party service providers operate or through which shipments must travel, including as a result of extreme snow or ice, extreme heat, tornados, flooding, transportation accidents or carrier interruptions. These disruptions could result in missed or delayed patient deliveries, delayed site resupply, inventory constraints, product loss or spoilage (including due to temperature excursions), increased shipping and handling costs, and delays in manufacturing, release or crucial business timelines, any of which could materially impact our sales, financial results, patient fulfillment efforts and reputation.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event, including because we may not have sufficient redundancies, alternative suppliers, alternative distribution channels, backup manufacturing capacity or additional inventory to mitigate the impact of such disruptions. We may incur substantial expenses in connection with responding to and recovering from these events, and any of the foregoing could have a material adverse effect on our business, operating results, prospects or financial condition.

Risks Related to Government Regulation

Current and future healthcare reform legislation, regulation or action by the current administration may increase the difficulty and cost for us to commercialize our approved products and may adversely affect the prices we, or they, may obtain and may have a negative impact on our business and results of operations.

In the U.S. and some foreign jurisdictions, there have been, and continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, restrict or regulate post approval activities with respect to our approved products and affect our ability to profitably sell our products.

In the U.S., the ACA was enacted in 2010 with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the MDRP, extended manufacturer rebate liability from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations and established annual fees and taxes on manufacturers of certain branded prescription drugs. Since its enactment, certain provisions of the ACA have been subject to judicial, executive, and legislative challenges. For example, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. There have also been ongoing changes to the implementation of the ACA since its adoption. For example, the availability of enhanced premium tax credits and other subsidies under the ACA expired as of December 31, 2025, and absent legislative action to reinstate or replace them, many individuals may experience higher out-of-pocket premium costs. These changes could result in an increase in uninsured or underinsured patients, which could negatively affect patients' ability or willingness to start or continue treatment with our products or future product candidates, if successfully developed and approved, or may otherwise increase prescription abandonment rates or place greater downward pressure on drug pricing generally.

Moreover, on January 1, 2025, XPHOZAH, along with other oral drugs for ESRD patients on dialysis without injectable or intravenous equivalents, became part of the ESRD PPS and coverage under Medicare Part D was eliminated. See "— *XPHOZAH became part of the ESRD PPS on January 1, 2025, which means coverage for XPHOZAH for Medicare beneficiaries is no longer available under Medicare Part D; this resulted in a negative and material impact on our XPHOZAH revenue in 2025; and the continued lack of Medicare Part D coverage for XPHOZAH will result in a materially lower pace of revenue growth as compared to expectations before XPHOZAH became part of the ESRD PPS*" above.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. These laws, among other things, included aggregate reductions of Medicare payments to providers that will remain in effect through 2032, unless additional action is taken by Congress, additional specific reductions in Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and an increase in the statute of limitations period for the government to recover overpayments to providers from three to five years. The American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap beginning January 1, 2024. The rebate was previously capped at 100% of a drug's AMP.

There has also been heightened governmental scrutiny over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In 2022, the IRA was signed into law in August 2022. This statute marks the most significant action by Congress with respect to the pharmaceutical industry since adoption of the ACA in 2010. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); redesigns the Medicare Part D benefit (beginning in 2024); and replaces the Part D coverage gap discount program with a new manufacturer discount program (beginning in 2025). CMS has published the negotiated prices for the initial ten drugs, which went into effect in January 2026, and the subsequent 15 drugs, which will first be effective in 2027. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the Medicare drug price negotiation program is currently subject to legal challenges. While the impact of the IRA on us and the pharmaceutical industry cannot yet be fully determined, it is likely to be significant.

The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of our partner's products or of any product candidate that we commercialize.

The current administration is pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how these proposals will be implemented, the current administration's policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for IBSRELA and XPHOZAH. On the one hand, President Trump has threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. On the other hand, the current administration is pursuing traditional regulatory pathways to impose drug pricing policies and published two proposed regulations in December 2025, referred to as GLOBE and GUARD. If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing. Imposing a rebate in the U.S. that is based on drug prices outside the U.S. would mark a drastic and unprecedented shift in the U.S. pharmaceutical market, and while the impact of the GLOBE and GUARD proposed regulations, if finalized, cannot yet be determined, it is likely to be significant. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

Additionally, individual states have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states, and at least one state board is imposing an upper payment limit. States are also seeking to implement general, across the board price caps for pharmaceuticals, or are seeking to regulate drug distribution.

We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect the demand for any drug products for which we may obtain regulatory approval, our ability to set a price that we believe is fair for our products, our ability to obtain coverage and reimbursement approval for a product, our ability to generate revenues and achieve or maintain profitability, and the level of taxes that we are required to pay.

Despite having received regulatory approval for IBSRELA and XPHOZAH, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, IBSRELA and XPHOZAH could be subject to other restrictions and market withdrawal, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Even after a drug is approved by the FDA or foreign regulatory authorities, the manufacturing processes, labeling, packaging, distribution, pharmacovigilance, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCP regulations for any clinical trials that we conduct post-approval. As such, we and our third-party CMOs will be subject to continual review and periodic inspections to assess compliance with regulatory requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. Regulatory authorities may also impose significant restrictions on a product's indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance.

We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we may not promote our products for indications or uses for which they do not have FDA approval.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory, agency or other requirements, may result in, among other things:

- warning or untitled letters or fines;

- restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

- injunctions or the imposition of civil or criminal penalties;

- suspension or revocation of existing regulatory approvals;

- suspension of any of our ongoing clinical trials;

- refusal to approve pending applications or supplements to approved applications submitted by us;

- restrictions on our or our CMOs' operations; or

- product seizure or detention, or refusal to permit the import or export of products.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize IBSRELA and XPHOZAH. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

In addition, the FDA's policies may change, and additional government regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the U.S. or abroad.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise review and process regulatory submissions in a timely manner, which could negatively impact our business.

The ability of the FDA to review and process regulatory submissions can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, policy changes, and other events that may otherwise affect the FDA's ability to perform routine functions. For example, over the last several years, the U.S. government has shut down several times, including the most recent U.S. government shutdown which began on October 1, 2025 and ended on November 12, 2025, and certain regulatory agencies, such as the FDA, have had to furlough FDA employees and suspend certain activities.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs or continues, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We and our CMOs are subject to significant regulation with respect to manufacturing IBSRELA and XPHOZAH. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet supply demands.

All entities involved in the preparation of product for commercial sale, or product candidates for clinical trials, including our existing CMOs, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP regulations. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our products or product candidates that may not be detectable in final product testing. We or our CMOs must supply all necessary documentation in support of an NDA or comparable regulatory filing on a timely basis and must adhere to cGMP regulations enforced by the FDA and other regulatory agencies through their facilities inspection programs. In addition, before approving an NDA, the facilities and quality systems of some, or all, of the relevant CMOs must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. The FDA will not approve a product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the manufacture of our product or the associated quality systems for compliance with the regulations applicable to the activities being conducted. We enter into quality agreements with our CMOs, pursuant to which we expect our CMOs to comply with cGMPs and applicable regulatory requirements. Although we oversee the CMOs, we cannot control the manufacturing process of, and are completely dependent on, our CMOs for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. In addition, we have no direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict requirements of relevant regulatory authorities, and pass regulatory inspections, on the timelines we expect or at all, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities with respect to our products, which could materially impact our ability to supply product and harm our business.

The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of our CMOs. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent suspension of production or closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be materially harmed.

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA, a supplemental NDA or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and may result in delays to our desired clinical and commercial timelines.

These factors could cause us to incur higher costs and could cause the delay or termination of clinical studies, regulatory submissions, required approvals, or commercialization of our product candidates. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed, or we could lose potential revenue.

If we fail to comply or are found to have failed to comply with FDA and other regulations related to the promotion of our products for unapproved uses, other sales practices, as well as the design and implementation of our patient assistance programs, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.

The regulations relating to the promotion of products for unapproved uses and the design and implementation of patient assistance programs are complex and subject to substantial interpretation by the FDA and other government agencies. With respect to the commercialization of IBSRELA and/or XPHOZAH, we are restricted from marketing the product outside of its approved labeling, also referred to as off-label promotion. However, physicians may nevertheless prescribe an approved product to their patients in a manner that is inconsistent with the approved label, which is an off-label use. We have implemented compliance and training programs designed to ensure that our sales and marketing practices comply with applicable regulations regarding off-label promotion. Notwithstanding these programs, the FDA or other government agencies may allege or find that our practices constitute prohibited promotion of our product candidates for unapproved uses. We also cannot be sure that our employees will comply with company policies and applicable regulations regarding the promotion of products for unapproved uses.

Over the past several years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses, other sales practices, as well as the design and implementation of patient assistance programs, including the Department of Justice and various U.S. Attorneys' Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the FTC and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the FFDCA, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. Many of these investigations originate as "qui tam" actions under the False Claims Act. Under the False Claims Act, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim, or caused a false claim to be submitted, to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as "whistleblower suits," are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone.

If the FDA or any other governmental agency initiates an enforcement action against us or if we are the subject of a qui tam suit and it is determined that we violated FDA or other regulations relating to the promotion of our products and/or the design and implementation of our patient assistance programs, we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.

IBSRELA and/or XPHOZAH may cause or contribute to adverse medical events that we are required to report to regulatory agencies and if we fail to do so we could be subject to sanctions that would materially harm our business.

We are required to report certain information about adverse medical events if our products may have caused or contributed to those adverse events. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

Our employees, independent contractors, principal investigators, CROs, collaboration partners, consultants, CMOs and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, collaboration partners, consultants, CMOs and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate any of the following: FDA regulations, including those laws that require the reporting of true, complete and accurate financial and other information to the FDA; manufacturing standards; or federal and state healthcare fraud and abuse laws and regulations. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing our products internationally.

In order to market any product in the EEA (which is composed of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), and many other foreign jurisdictions, separate regulatory approvals are required. In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization. Before the Marketing Authorization is granted, the European Medicines Agency or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file, we may not receive necessary approvals to commercialize our products in any market.

We and our collaboration partners are subject to healthcare laws, regulation and enforcement; our failure or the failure of any such collaboration partners to comply with these laws could have a material adverse effect on our results of operations and financial conditions.

We and our collaboration partners are subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate as a commercial organization include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

- federal false claims laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

- the federal Civil Monetary Penalties law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

- federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;

- the federal Physician Payments Sunshine Act requirements under the ACA, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to CMS information related to payments and other transfers of value to physicians, (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives), and teaching hospitals, and ownership and investment interests held by physicians (as defined by the statute) and their immediate family members;

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers;

- state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources;

- state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or pricing information and marketing expenditures; and

- European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to market our products and adversely impact our financial results.

Legislative or regulatory healthcare reforms in the U.S. may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates and to produce, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

- additional clinical trials to be conducted prior to obtaining approval;

- changes to manufacturing methods;

- recall, replacement, or discontinuance of one or more of our products; and

- additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition and results of operations.

If we fail to comply with our reporting and payment obligations under the MDRP or other governmental pricing programs in the U.S., we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, results of operations and financial condition.

We participate in the MDRP and other federal and state government pricing programs in the U.S., and we may participate in additional government pricing programs in the future. These programs generally require manufacturers to pay rebates or otherwise provide discounts to government payors in connection with drugs that are dispensed to beneficiaries of these programs. Medicaid drug rebates are based on pricing data that we are obligated to report on a monthly and quarterly basis to CMS, the federal agency that administers the MDRP and Medicare programs. For the MDRP, these data include the AMP and the best price for each drug. If we become aware that our MDRP price reporting submission for a prior period was incorrect or has changed as a result of recalculation of the pricing data, we must resubmit the corrected data for up to three years after those data originally were due. In addition, there is increased focus by the Office of Inspector General within HHS on the methodologies used by manufacturers to calculate AMP and best price, to assess manufacturer compliance with MDRP reporting requirements. If we fail to provide information timely or are found to have knowingly submitted false information to the government, we may be subject to civil monetary penalties and other sanctions, including termination from the MDRP, which would result in payment not being available for our covered drugs under Medicaid and Medicare Part B. Failure to make necessary disclosures and/or to identify overpayments could result in allegations against us under the Federal False Claims Act and other laws and regulations.

The IRA imposes rebates under Medicare Part B and Medicare Part D that are triggered by price increases that outpace inflation (first due in 2023), as described under "—*Current and future healthcare reform legislation, regulation or action by the current administration may increase the difficulty and cost for us to commercialize our approved products and may adversely affect the prices we, or they, may obtain and may have a negative impact on our business and results of operations.*" The Medicare Part D rebate, if applicable, will be calculated on the basis of the AMP figures we report pursuant to the MDRP.

Federal law requires that a manufacturer that participates in the MDRP also participate in the 340B program in order for federal funds to be available for the manufacturer's covered outpatient drugs under Medicaid and Medicare Part B. We participate in the 340B program, which is administered by HRSA, and requires us to charge statutorily defined covered entities no more than the 340B "ceiling price" for our covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as hospitals that serve a disproportionate share of low-income patients. The 340B ceiling price is calculated using a statutory formula, which is based on the AMP and rebate amount for the covered outpatient drug as calculated under the MDRP. In general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. We are obligated to report 340B ceiling prices to HRSA on a quarterly basis, and HRSA publishes them to 340B covered entities. HRSA has finalized regulations regarding the calculation of the 340B ceiling price and the imposition of civil monetary penalties on manufacturers that knowingly and intentionally overcharge covered entities for 340B-eligible drugs. HRSA has also finalized an administrative dispute resolution process through which 340B covered entities may pursue claims against participating manufacturers for overcharges, and through which manufacturers may pursue claims against 340B covered entities for engaging in unlawful diversion or duplicate discounting of 340B drugs.

In order to be eligible to have drug products paid for with federal funds under Medicaid and Medicare Part B and purchased by certain federal agencies and grantees, we also participate in the U.S. VA/FSS pricing program. Under the VA/FSS program, we are obligated to report the Non-FAMP for our covered drugs to the VA and charge certain federal agencies no more than the Federal Ceiling Price (FCP), which is calculated based on Non-FAMP using a statutory formula. These four agencies are the VA, the U.S. Department of Defense, the U.S. Coast Guard and the U.S. Public Health Service (including the Indian Health Service).

We also participate in the Tricare Retail Pharmacy program, under which we are required to pay quarterly rebates on utilization of innovator products that are dispensed through the Tricare Retail Pharmacy network to Tricare beneficiaries. The rebates are calculated as the difference between the annual Non-FAMP and FCP. We are required to list our innovator products on a Tricare Agreement in order for them to be eligible for DOD formulary inclusion. If we overcharge the government in connection with our FSS contract or Tricare Agreement, whether due to a misstated FCP or otherwise, we are required to refund the difference to the government. Failure to make necessary disclosures and/or to identify contract overcharges could result in allegations against us under the False Claims Act and other laws and regulations. If we fail to provide timely information or are found to have knowingly submitted false information, we may be subject to civil monetary penalties.

Individual states continue to consider and have enacted legislation to limit the growth of healthcare costs, including the cost of prescription drugs and combination products. A number of states have either implemented or are considering implementation of drug price transparency legislation that may prevent or limit our ability to take price increases at certain rates or frequencies. Requirements under such laws include advance notice of planned price increases, reporting price increase amounts and factors considered in taking such increases, wholesale acquisition cost information disclosure to prescribers, purchasers, and state agencies, and new product notice and reporting. Such legislation could limit the price or payment for IBSRELA and, if launched, XPHOZAH, and a number of states are authorized to impose civil monetary penalties or pursue other enforcement mechanisms against manufacturers who fail to comply with drug price transparency requirements, including the untimely, inaccurate, or incomplete reporting of drug pricing information. If we are found to have violated state law requirements, we may become subject to penalties or other enforcement mechanisms, which could have a material adverse effect on our business.

Pricing and rebate calculations are complex, vary among products and programs, and are often subject to interpretation by us, governmental or regulatory agencies, and the courts. The terms, scope and complexity of these government pricing programs change frequently, as do interpretations of applicable requirements for pricing and rebate calculations. Responding to current and future changes may increase our costs and the complexity of compliance will be time consuming. Any required refunds to the U.S. government or responding to a government investigation or enforcement action would be expensive and time consuming and could have a material adverse effect on our business, results of operations and financial condition. Price recalculations under the MDRP also may affect the ceiling price at which we are required to offer products under the 340B program. Civil monetary penalties can be applied if we are found to have knowingly submitted any false price or product information to the government, if we fail to submit the required price data on a timely basis, or if we are found to have charged 340B covered entities more than the statutorily mandated ceiling price. In the event that CMS were to terminate our Medicaid rebate agreement, no federal payments would be available under Medicaid or Medicare for IBSRELA or, if launched, XPHOZAH. We cannot offer any assurances that our submissions will not be found to be incomplete or incorrect.

Risks Related to Intellectual Property

Our success will depend on our ability to obtain, maintain and protect our intellectual property rights.

Our success and ability to compete depend in part on our ability to obtain, maintain and enforce issued patents, trademarks and other intellectual property rights and proprietary technology in the U.S. and elsewhere. If we cannot adequately obtain, maintain and enforce our intellectual property rights and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have and our ability to compete, which could harm our business and ability to achieve profitability and/or cause us to incur significant expenses.

We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright, trade secret and other intellectual property laws to protect the proprietary aspects of our products, product candidates, brands, technologies, trade secrets, know-how and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property rights and proprietary information. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining, maintaining and enforcing other intellectual property rights. We may not be able to obtain, maintain and/or enforce our intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

Failure to obtain, maintain and/or enforce intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the U.S. and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation, or misappropriation of our patents, trademarks, data, technology, and other intellectual property rights and products by others, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated, or otherwise violated by others.

We rely in part on our portfolio of issued and pending patent applications in the U.S. and other countries to protect our intellectual property and competitive position. However, it is also possible that we may fail to identify patentable aspects of inventions made in the course of our development, manufacture and commercialization activities before it is too late to obtain patent protection on them. If we fail to timely file for patent protection in any jurisdiction, we may be precluded from doing so at a later date. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S.

and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Moreover, should we become a licensee of a third party's patents or patent applications, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted, maintained and/or enforced in a manner consistent with the best interests of our business. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The patent positions of companies, including our patent position, may involve complex legal and factual questions that have been the subject of much litigation in recent years, and, therefore, the scope of any patent claims that we have or may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances about which of our patent applications will issue, the breadth of any resulting patent, whether any of the issued patents will be found to be infringed, invalid or unenforceable or will be threatened or challenged by third parties, that any of our issued patents have, or that any of our currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products and services. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. We cannot offer any assurances that the breadth of our granted patents will be sufficient to stop a competitor from developing, manufacturing and commercializing a product or technologies in a non-infringing manner that would be competitive with one or more of our products or technologies, or otherwise provide us with any competitive advantage. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for our commercial success. Further, there can be no assurance that we will have adequate resources to enforce our patents.

Patents have a limited lifespan. In the U.S., the natural expiration of a utility patent is generally 20 years from the earliest effective non-provisional filing date. Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products or services. Patents, if issued, may be challenged, deemed unenforceable, invalidated, narrowed or circumvented. Proceedings challenging our patents or patent applications could result in either loss of the patent, or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Any successful challenge to our patents and patent applications could deprive us of exclusive rights necessary for our commercial success. In addition, defending such challenges in such proceedings may be costly. Thus, any patents that we may own may not provide the anticipated level of, or any, protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to develop, manufacture or commercialize our products or technologies.

Some of our patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products, services and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.

In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (Bayh-Dole Act). The federal government retains a "nonexclusive, nontransferable, irrevocable, paid-up license" for its own benefit. The Bayh-Dole Act also provides federal agencies with "march-in rights." March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a "nonexclusive, partially exclusive, or exclusive license" to a "responsible applicant or applicants." If the patent owner refuses to do so, the government may grant the license itself. If we choose to collaborate with academic institutions to accelerate our preclinical research or development, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- Any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products or product candidates;

- Any of our pending patent applications will issue as patents;

- We were the first to make the inventions covered by each of our patents and pending patent applications;

- We were the first to file patent applications for these inventions;

- Others will not develop, manufacture and/or commercialize similar or alternative products or technologies that do not infringe our patents;

- Any of our challenged patents will ultimately be found to be valid and enforceable;

- Any patents issued to us will provide a basis for an exclusive market for our commercially viable products or technologies will provide us with any competitive advantages or will not be challenged by third parties;

- We will develop additional proprietary technologies or products that are separately patentable; or

- Our commercial activities or products will not infringe upon the patents of others.

We may become subject to third-party claims alleging infringement, misappropriation or violation of such third parties' patents or other intellectual property rights and/or third-party claims seeking to invalidate our patents, which would be costly, time consuming and, if successfully asserted against us, delay or prevent the development, manufacture or commercialization of our products or product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture or commercialize our products and product candidates without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There have been many lawsuits and other proceedings asserting infringement or misappropriation of patents and other intellectual property rights in the pharmaceutical and biotechnology industries, and companies in the industry have used intellectual property litigation to gain a competitive advantage. While we take steps to ensure that we do not infringe upon, misappropriate or otherwise violate the intellectual property rights of others, there can be no assurances that we will not be subject to claims alleging that the manufacture, use or sale of IBSRELA or XPHOZAH or of any other product candidates infringes existing or future third-party patents, or that such claims, if any, will not be successful. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of IBSRELA or XPHOZAH or other product candidates. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. We may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of IBSRELA or XPHOZAH or our other product candidates.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights. These proceedings could cause us to pay substantial damages, including treble damages and attorney's fees if we are found to be willfully infringing a third party's patents. We may be required to indemnify future collaboration partners against such claims. We are not aware of any threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If a patent infringement suit were brought against us, we could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit. As a result of patent infringement claims, or in order to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, we may be unable to maintain such licenses and the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to redesign it if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms, or unable to maintain such licenses when granted. Even if we are successful in defending against such claims, such litigation can be expensive and time consuming to litigate and would divert management's attention from our core business. Any of these events could harm our business significantly.

We also could be ordered to pay substantial damages, including treble damages and attorney's fees if we are found to be willfully infringing a third party's patents or other intellectual property right. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid and enforceable, and infringed by the use of our products and/or technologies, which could have a negative impact on the commercial success of our current and any future products or technologies. If we were to challenge the validity of any such third-party U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. We will have similar burdens to overcome in foreign courts in order to successfully challenge a third-party claim of patent infringement. Even if we are successful in defending against such claims, such litigation can be expensive and time consuming to litigate and would divert management's attention from our core business. Any of these events could harm our business significantly.

In addition to infringement claims against us, third parties may also raise similar claims before administrative bodies in the U.S. or abroad. Such mechanisms include reexamination, post grant review, inter partes review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. If third parties prepare and file patent applications in the U.S. that also claim technology similar or identical to ours, we may have to participate in interference or derivation proceedings in the USPTO to determine which party is entitled to a patent on the disputed invention. We may also become involved in similar opposition proceedings in the European Patent Office or similar offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology. Since patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Such administrative proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our products or product candidates. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose at least part, and perhaps all, of the patent protection on our products or technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

If we are not able to successfully enforce our intellectual property rights, the commercial value of IBSRELA and XPHOZAH or other product candidates may be adversely affected and we may not be able to compete effectively in our market.

The enforceability of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions, the answers to which can be uncertain. The patent applications that we own or license may fail to result in issued patents in the U.S. or in foreign countries. Additionally, our research and development efforts may result in product candidates for which patent protection is limited or not available. Even if patents do issue, third parties may challenge the validity, enforceability, scope or infringement thereof, which may result in such patents being narrowed, invalidated, held unenforceable or not infringed. For example, U.S. patents can be challenged by any person before the new USPTO Patent Trial and Appeal Board at any time before one year after that person is served an infringement complaint based on the patents. Patents granted by the European Patent Office may be similarly opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in the U.S., Europe and other jurisdictions, third parties can raise questions of validity with a patent office even before a patent has granted. Furthermore, even if unchallenged, our patents and patent applications may not prevent others from designing around our patent claims. For example, a third party may develop a competitive product that provides therapeutic benefits similar to one or more of our product candidates but has a sufficiently different composition to fall outside the scope of our patent protection. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to IBSRELA and XPHOZAH or any future product candidates is successfully challenged, then our ability to commercialize such product could be negatively affected, and we may face unexpected competition that could have a material adverse impact on our business.

Even where laws provide intellectual property and/or regulatory protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. If we or one of our collaboration partners were to initiate legal proceedings against a third party to enforce a patent covering a product or product candidate, the defendant could counterclaim that our patent is invalid, unenforceable and/or not infringed. In patent litigation in the U.S. and other jurisdictions, defendant counterclaims alleging invalidity, unenforceability and/or noninfringement are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including novelty, nonobviousness and enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity, unenforceability and noninfringement is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity, unenforceability or non-infringement of our intellectual property related to a product or a product candidate, we could lose part, and possibly all, of the patent protection on such product or product candidate. Such a loss of patent protection could have a material adverse impact on our business. Moreover, our competitors could counterclaim that we infringe their intellectual property and may attempt to prevent us from commercializing a product.

Although the composition and use of IBSRELA and XPHOZAH are currently claimed by seven issued patents each that are listed in the FDA's Orange Book, we cannot assure that we will be successful in defending against third parties asserting that any of our patents are invalid, unenforceable or not infringed by the third parties' products, or in competing against third parties seeking to introduce generic versions of IBSRELA, XPHOZAH or any of our future products.

In the U.S., the Hatch-Waxman Act provides non-patent regulatory exclusivity for five years from the date of the first FDA approval of a drug containing an NCE. The FDA is prohibited during those five years from approving an ANDA or 505(b)(2)

NDA that references the NDA that has been granted NCE exclusivity. However, if any patents are listed in the FDA Orange Book for such NCE-containing drug, a follow-on product manufacturer may file an ANDA or 505(b)(2) NDA that references an NDA product with granted NCE exclusivity after four years from the first NDA approval date provided it is accompanied by a Paragraph IV certification asserting that each Orange Book listed patent is invalid, unenforceable, or that the generic product does not infringe the Orange Book listed patents. The Hatch-Waxman Act does not prevent a third party from filing, or the FDA from approving, another full 505(b)(1) NDA for an already-approved drug where the third party has conducted its own pre-clinical and clinical trials to independently demonstrate safety and effectiveness without reliance on the original NDA data.

In cases where NCE exclusivity has been granted for an NDA, as in the case of IBSRELA and XPHOZAH, if an ANDA or 505(b)(2) sponsor has provided a Paragraph IV certification to the FDA when filing its application, the sponsor must also send a notice thereof to the NCE NDA owner. The NCE NDA owner may then initiate a patent infringement lawsuit in response to the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the NCE NDA owner's receipt of a notice of the Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months after the NCE NDA owner's receipt of the Paragraph IV certification notice, a final decision in the infringement case in favor of the ANDA or 505(b)(2) sponsor, or another date established by the court. There can be no assurances that an ANDA or 505(b)(2) NDA that references our IBSRELA or XPHOZAH NDAs and includes a Paragraph IV certification will not be filed, or that we will be successful in enforcing our Orange Book listed patents against such follow-on product sponsor.

We also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain and/or enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology, to assign their inventions to us, and endeavor to execute confidentiality agreements with all such parties, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements will not be breached by such consultants, advisors or third parties, or by our former employees. The breach of such agreements by individuals or entities who were actively involved in the discovery and design of our products or potential drug candidates, or in the development of our discovery and design platform could require us to pursue legal action to protect our trade secrets and confidential information, which could be expensive, and the outcome of which would be unpredictable. If we are not successful in prohibiting the continued breach of such agreements, our business could be negatively impacted. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Although we have obtained patent term extension in the U.S. under the Hatch-Waxman Act, extending the term of exclusivity for tenapanor, if we do not obtain patent term extension in foreign countries under similar legislation, our business may be materially harmed. Furthermore, we have obtained patent term adjustment in the U.S. under the American Inventors Protection Act extending the patent term for certain patents covering tenapanor.

U.S. Patent No. 8,541,448 covering tenapanor was subject to patent term adjustment under the American Inventors Protection Act for delays by the USPTO in granting the patent. Additionally, following the approval by the FDA for our NDA to market tenapanor for IBS-C, this patent was granted patent term extension under the Hatch-Waxman Act and together with patent term adjustment provides us with exclusivity for tenapanor and uses thereof until August 1, 2033. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product. Extension and/or adjustment of patent term (collectively, Patent Restoration) also may be available in certain foreign countries upon regulatory approval of our product candidates. Despite seeking Patent Restoration for tenapanor in all countries where it is available, it may not be granted in any foreign country because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of patent protection subject to Patent Restoration, as well as the scope of patent protection during any such Patent Restoration, afforded by the governmental authority could be less than we request or could change due to changes to applicable Patent Restoration laws or regulations or interpretations thereof.

If we are unable to obtain Patent Term Restoration in any particular country, or the term of any such extension is less than we request, or is changed due to changes in applicable laws or regulations or interpretations thereof, the period during which we will have exclusive rights to our product in such country could be shortened and our competitors may obtain approval of competing products following our non-extended/adjusted patent expiration, and our revenue could be reduced, possibly materially.

The USPTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. Noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. There could also be delays at the USPTO caused by staffing cuts and other U.S. government actions as a result of the U.S. Department of Government Efficiency or other executive actions to reduce the size of the U.S. government. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties.

Europe's new Unified Patent Court may, in particular, present uncertainties for our ability to protect and enforce our patent rights against competitors in Europe. In 2012, the EU Patent Package regulations were passed with the goal of providing a single pan-European Unitary Patent and a new UPC, for litigation involving European patents. Implementation of the EU Patent Package entered into force on June 1, 2023. Under the UPC, all European patents, including those issued prior to ratification of the EU Patent Package, will by default automatically fall under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents and allow for the possibility of a competitor to obtain pan-European injunctions. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. Under the EU Patent Package as currently proposed, we will have the right to opt our patents out of the UPC over the first seven years of the court's existence, but doing so may preclude us from realizing the benefits of the new unified court.

In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia's conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the U.S. and foreign countries may affect our ability to obtain and enforce adequate intellectual property protection for our technology.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We seek to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with parties who have access to them, including our employees, consultants, scientific advisors, contractors, CROs, contract manufacturers, collaborators and other third parties, that are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties that may have or have had access to our trade secrets or proprietary technology, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets and other confidential proprietary technology, or independently develop substantially equivalent information and techniques. For example, any of these parties with whom we have entered into such confidentiality or invention assignment agreements may breach the agreements and disclose our proprietary information, including trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective.

Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. We may not be able to obtain adequate remedies in the event of such unauthorized use. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Trade secrets will also over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic institutions to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets and proprietary information, our agreements may contain certain limited publication rights. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are incorporated (inadvertently or not into the technology of others, or are disclosed or used in violation of these agreements. We may need to share our proprietary information, including trade secrets, with our current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of such information may be greatly reduced and our competitive position, business, financial condition, results of operations and prospects would be harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive, cancelled or determined to be infringing on other marks. We may not be able to protect or preserve our rights to these trademarks and trade names or may be forced to stop using those names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our competitive position, business, financial condition, results of operations and prospects.

Moreover, any name we have proposed to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe.

The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may be subject to claims that we or our employees have misappropriated the intellectual property, including know-how or trade secrets, of a third party, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants and contractors were previously employed at or engaged by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants and contractors executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees, consultants and contractors do not use the intellectual property and other proprietary information or know-how or trade secrets of others in their work for us, and do not perform work for us that is in conflict with their obligations to another employer or any other entity, we may be subject to claims that we or these employees, consultants and contractors have used or disclosed such intellectual property, including know-how, trade secrets or other proprietary information. In addition, an employee, advisor or consultant who performs work for us may have obligations to a third party that are in conflict with their obligations to us, and as a result, such third party may claim an ownership interest in the intellectual property arising out of work performed for us. We are not aware of any threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, or access to consultants and contractors. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.

Risks Related to Our Common Stock

Our stock price may continue to be volatile and our stockholders may not be able to resell shares of our common stock at or above the price they paid.

The trading price of our common stock is highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this "Risk Factors" section and others such as:

- the success or lack of success with regards to our commercialization of IBSRELA and XPHOZAH;

- results of regulatory inspections of our facilities or those of our CMOs, or specific label restrictions or patient populations for XPHOZAH's use, or changes or delays in the regulatory review process;

- announcements regarding coverage and reimbursement for XPHOZAH alone or with other oral ESRD-related drugs without injectable or intravenous equivalents;

- announcements regarding the results of clinical trials we may run evaluating tenapanor for CIC; RDX10531 or any other product candidates;

- announcements relating to our current or future collaboration partnerships;

- announcements of therapeutic innovations or new products or strategic transactions by us or our competitors;

- adverse actions taken by regulatory agencies with respect to our product label, our clinical trials, manufacturing supply chain or sales and marketing activities;

- changes or developments in laws or regulations applicable to our approved products or our product candidates;

- failure to meet any of our projected timelines or goals with regard to the commercialization of IBSRELA and XPHOZAH, or the clinical development and commercialization of any of our product candidates;

- the success of our efforts to acquire or license or discover additional product candidates;

- any intellectual property infringement actions in which we may become involved;

- the success of our efforts to obtain adequate intellectual property protection for our products and product candidates;

- announcements concerning our competitors or the pharmaceutical industry in general;

- achievement of expected product sales and profitability;

- manufacture, supply or distribution shortages;

- actual or anticipated fluctuations in our operating results;

- FDA or other U.S. or foreign regulatory actions affecting us or our industry or other healthcare reform measures in the U.S.;

- changes in financial estimates or recommendations by securities analysts;

- trading volume of our common stock;

- sales of our common stock by us, our executive officers and directors or our stockholders in the future;

- sales of debt securities and sales or licensing of assets;

- general economic and market conditions and overall fluctuations in the U.S. equity markets; and

- the loss of any of our key scientific or management personnel.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business, which could seriously harm our financial position. Any adverse determination in litigation could also subject us to significant liabilities.

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders will experience additional dilution and, as a result, our stock price may decline.

General Risk Factors

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

We incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Exchange Act and regulations regarding corporate governance practices. The listing requirements of The Nasdaq Global Market require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel need to devote a substantial amount of time to ensure that we comply with all of these requirements. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms.

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002 (Section 404 and the related rules of the SEC, which generally require, among other things, our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial expense and expend significant management efforts.

During the course of our review and testing of our internal controls, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we are required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from The Nasdaq Global Market or other adverse consequences that would materially harm our business.

We may be adversely affected by the global economic environment.

Our ability to attract and retain collaboration partners or customers, invest in and grow our business and meet our financial obligations depends on our operating and financial performance, which, in turn, is subject to numerous factors, including the prevailing economic conditions and financial, business and other factors beyond our control, such as the rate of unemployment, the number of uninsured persons in the U.S., presidential elections, other political influences and inflationary pressures. Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including the current inflationary environment and rising interest rates. Adverse developments that affect financial institutions, transactional counterparties, or other third parties, or concerns or rumors about these events, have in the past and may in the future lead to market-wide liquidity problems. We currently have no borrowing or deposit exposure to directly impacted institutions and have not experienced an adverse impact to our liquidity or to our business operations, financial condition, or results of operations as a result of these recent events. However, uncertainty may remain over liquidity concerns in the broader financial services industry, and there may be unpredictable impacts to our business and our industry. We cannot anticipate all the ways in which the global economic climate and global financial market conditions could adversely impact our business in the future.

We are exposed to risks associated with reduced profitability and the potential financial instability of our collaboration partners or customers, many of which may be adversely affected by volatile conditions in the financial markets. For example, unemployment and underemployment, and the resultant loss of insurance, may decrease the demand for healthcare services and pharmaceuticals. If fewer patients are seeking medical care because they do not have insurance coverage, our collaboration partners or customers may experience reductions in revenues, profitability and/or cash flow that could lead them to reduce their support of our programs or financing activities. If collaboration partners or customers are not successful in generating sufficient revenue or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us. In addition, volatility in the financial markets could cause significant fluctuations in the interest rate and currency markets. We currently do not hedge for these risks. The foregoing events, in turn, could adversely affect our financial condition and liquidity. In addition, if economic challenges in the U.S. result in widespread and prolonged unemployment, either regionally or on a national basis, or if certain provisions of the Patient Protection and ACA, as amended by the Health

Care and Education Reconciliation Act, collectively known as the ACA, are repealed, a substantial number of people may become uninsured or underinsured. To the extent economic challenges result in fewer individuals pursuing or being able to afford our product candidates once commercialized, our business, results of operations, financial condition and cash flows could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could significantly reduce the value of our shares to a potential acquirer or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents include the following:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- the required approval of at least two-thirds of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

- the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

- the required approval of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

- We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such a person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

- We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

- We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

- We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnities, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

- The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

- We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We do not currently intend to pay dividends on our common stock, and, consequently, our stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our future business opportunities. Additionally, the terms of our 2022 Loan Agreement could restrict our ability to pay dividends. Therefore, our stockholders are not likely to receive any dividends on our common stock for the foreseeable future. Since we do not intend to pay dividends, our stockholders' ability to receive a return on their investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We maintain a comprehensive cybersecurity risk management program designed to protect the confidentiality, integrity and availability of our systems and information.

We design, assess and benchmark our program based on the National Institute of Standards and Technology (NIST) Cybersecurity Framework. This does not imply that we meet any particular technical standards, specifications or requirements, only that we use NIST as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program, in areas such as legal, compliance, strategic, operational and financial risk.

Key elements of our cybersecurity program include but are not limited to the following:

- risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

- cybersecurity awareness training of our employees, including incident response personnel and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile, suppliers and vendors that have access to our critical systems and information based on our assessment of their criticality to our operations and respective risk profile.

We have not experienced any cybersecurity incidents that have materially affected our operations, business strategy, financial condition or results of operations. We face risks from cybersecurity threats that, if realized are reasonably likely to materially affect us, including our operations, business strategy, results of operations or financial condition. For more information, see the section titled "Risk Factors— *We and our collaborators, CROs and other contractors and consultants depend on information technology systems, and any failure of these systems could harm our business. Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.*"

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit and Compliance Committee (Audit Committee) oversight of cybersecurity risks, including oversight of management's implementation of our cybersecurity risk management program, maintains a strategic role in coordinating cyber risk initiatives and policies, and confirming their efficacy.

The Audit Committee receives annual reports from management on our cybersecurity posture. In addition, management updates the Committee where it deems appropriate regarding any cybersecurity incidents it considers to be significant or potentially significant.

The Audit Committee reports to the full board of directors regarding its activities, including those related to cybersecurity. The board of directors also receives periodic briefings from management on our cybersecurity program. The board members receive presentations on cybersecurity topics from our Chief Information Officer, internal security personnel or external experts as part of the board of directors' continuing education on topics that impact public companies.

Our cybersecurity risk management program operates through a structured governance framework with oversight at multiple organizational levels. The IT Steering Committee, comprised of our Chief Information Officer, Chief Financial Officer and other members of management, meets quarterly to provide strategic oversight on technology investments, risk management and cybersecurity initiatives. The Audit Committee maintains independent oversight through quarterly reviews of security maturity, incidents and strategic investments. Ongoing governance includes monthly executive dashboards, Sarbanes-Oxley IT controls monitoring and annual security tabletop exercises. Our Chief Information Officer leads the program day-to-day, supervising internal cybersecurity personnel and external consultants, supported by cross-functional leadership with decades of combined experience in cybersecurity and risk management across commercial biotechnology organizations. Our Chief Information Officer has over 25 years of experience in overseeing cybersecurity and risk management.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us and alerts and reports produced by security tools deployed in our IT environment.

ITEM 2. PROPERTIES

We do not own any real estate or other physical properties materially important to our operations. Our Waltham, Massachusetts headquarters is leased for four suites, all of which expire in July 2029. In addition, we have lease agreements to lease office spaces in Milwaukee, Wisconsin and Newark, California which expire in February 2029 and May 2028, respectively.

ITEM 3. LEGAL PROCEEDINGS

See information under the "Legal Proceedings and Claims" caption in *Note 19. Commitments and Contingencies* which we incorporated here by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market and Stockholder Information

Our common stock trades on The Nasdaq Global Market under the symbol "ARDX." As of December 31, 2025, there were 23 holders of record of our common stock.

Dividends

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business.

Issuer Purchases of Equity Securities

Not applicable.

Stock Performance Graph

The following performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our future filings under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The graph below compares the cumulative total stockholder return on our common stock from December 31, 2020 to the end of fiscal year 2025 with the cumulative total return of (i the Nasdaq Composite Index and (ii the Nasdaq Biotechnology Index. The graph assumes an initial investment value of $100 on December 31, 2020 and reinvestment of dividends.

Comparison of 5-Year Cumulative Return Among Ardelyx Inc., the Nasdaq Composite Index and the Nasdaq Biotechnology Index



Value of $100 invested on December 31, 2020 in stock or index, including reinvestment of dividends, for fiscal years ended December 31:

	2020	2021	2022	2023	2024	2025
Ardelyx, Inc.	$ 100.00	$ 17.00	$ 44.05	$ 95.83	$ 78.36	$ 90.11
Nasdaq Composite Index	$ 100.00	$ 121.39	$ 81.21	$ 116.47	$ 149.83	$ 180.33
Nasdaq Biotechnology Index	$ 100.00	$ 99.37	$ 88.53	$ 91.84	$ 90.58	$ 119.92

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this report. This discussion and other parts of this report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this report titled "Risk Factors." These forward-looking statements speak only as of the date hereof. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason. Unless the context requires otherwise, the terms "Ardelyx," "Company," "we," "us" and "our" refer to Ardelyx, Inc.

EXECUTIVE SUMMARY AND FINANCIAL HIGHLIGHTS

We are a commercial-stage biopharmaceutical company focused on the development and commercialization of innovative medicines that meet significant unmet medical needs. We currently market two therapies from the active ingredient tenapanor, an NHE3 inhibitor that was discovered and developed by Ardelyx. NHE3 is an antiporter expressed on the apical surface of the small and large intestines. Tenapanor is a minimally absorbed, first-in-class, oral, small molecule therapy.

Tenapanor, branded as IBSRELA®, is approved in the U.S. for the treatment of adults with irritable bowel syndrome with constipation. We believe that IBSRELA can bring meaningful benefit to the approximately 13 million Americans who suffer from the symptoms of IBS-C, many of whom continue to experience symptoms despite intervention with other therapies. We are seeking to further expand the IBSRELA eligible patient population to include patients with CIC, and have initiated a Phase 3 clinical trial evaluating tenapanor in adult CIC patients.

Tenapanor, branded as XPHOZAH®, is approved in the U.S. to reduce serum phosphorus in adults with chronic kidney disease on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy. We believe XPHOZAH can bring meaningful relief to adult chronic kidney disease patients on dialysis, the vast majority of whom have elevated levels of serum phosphorus and are unable to achieve target serum phosphorus levels with phosphate binders alone. Continually elevated levels of serum phosphorus can result in severe cardiovascular health complications.

In addition to commercializing IBSRELA and XPHOZAH, we are also developing a next-generation NHE3 inhibitor that we believe can have application across multiple therapeutic areas.

Refer to the *Summary of Abbreviated Terms* at the end of this Annual Report on Form 10-K for definitions of terms used throughout the document.

We are committed to our mission of developing and commercializing innovative medicines that address unmet patient needs. Our principal strategy is to continue our commercial momentum with our current products while advancing and expanding a portfolio of important medicines for patients with unmet medical needs.

Our priorities include (i) driving significant IBSRELA growth, (ii) maintaining XPHOZAH commercial momentum, (iii) further advancing our pipeline and portfolio and (iv) maintaining a solid financial foundation to support our future growth.

In February 2025, we announced the NDA approval by China's Center for Drug Evaluation of the NMPA for tenapanor in the control of serum phosphorus in adult patients with CKD on hemodialysis. This approval triggered a $5.0 million milestone to us under the terms of the Fosun Agreement, which was recorded as licensing revenue on our statements of operations and comprehensive loss when earned during the 2025 first quarter and was received in April 2025.

As of the end of the 2025 second quarter, we had fully recognized the maximum $75.0 million royalty obligation, which had been fully remitted as of the end of the 2025 third quarter under the AstraZeneca Termination Agreement.

On June 30, 2025, we entered into an amendment to our 2022 Loan Agreement (the Fifth Amendment, by and among the Company, as borrower, SLR, as collateral agent and the lenders party thereto. The Fifth Amendment, among other things, (i provided for the immediate draw of $50.0 million of the Term E Loan on the closing date of the Fifth Amendment; and (ii provides us with the option to draw an additional $100.0 million of committed senior secured term loans, consisting of the Term F Loan and the Term G Loan, each in the amount of $50.0 million. The Term F Loan and the Term G Loan may be drawn at the Company's election by June 30, 2026 and December 20, 2026, respectively.

In September 2025, we submitted an IND application to the FDA for IBSRELA to expand the IBSRELA eligible patient population to include patients with CIC. In January 2026, we initiated ACCEL (ten-03-301, a Phase 3 clinical trial designed to assess the safety and efficacy of tenapanor for the treatment of CIC. Enrollment in ACCEL is expected throughout 2026, with topline data read out in the second half of 2027. CIC is characterized by difficult, infrequent or incomplete bowel movements, and is associated with significantly impaired quality of life, disrupted productivity and high healthcare-related costs. CIC is estimated to affect more than 34 million Americans. Pending the outcome of the Phase 3 clinical trial, if successful, we intend to submit a supplemental NDA to the FDA for tenapanor for the CIC indication.

In October 2025, we announced a development program for RDX10531. We believe RDX10531 is a next-generation NHE3 inhibitor with potential application across multiple therapeutic areas. We are currently conducting activities to support an IND submission to the FDA for RDX10531 in the second half of 2026.

The 2023 Open Market Sales Agreement with Jefferies with respect to an "at-the-market offering" program which was established under the Company's prior shelf registration statement on Form S-3 expired in January 2026. In November 2025, we filed an automatic shelf registration statement on Form S-3ASR, along with a prospectus supplement relating to the offering and sale of up to $100.0 million of our common stock pursuant to the 2025 Open Market Sales Agreement with Jefferies, deemed to be "at-the-market offerings." During the year ended December 31, 2025, we did not sell any shares under the 2023 or 2025 Open Market Sales Agreements.

On January 22, 2026, we received an Issue Notification from the USPTO indicating the issuance of U.S. Patent No. 12,539,299. The patent relates to the formulation of tenapanor and covers the commercial formulations of IBSRELA and XPHOZAH and has an expiration date of November 26, 2042.

Below is a summary of our product sales, net by product for the years ended December 31 and total cash, cash equivalents and short-term investments as of December 31:

(in thousands)		2025		2024
IBSRELA product sales, net	$	274,207	$	158,286
XPHOZAH product sales, net		103,601		160,910
Total product sales, net	$	377,808	$	319,196
Cash, cash equivalents and short-term investments	$	264,689	$	250,100

RECENT ACCOUNTING PRONOUNCEMENTS

A summary of recent accounting pronouncements that we have adopted or expect to adopt is included in *Note 2. Summary of Significant Accounting Policies* in the notes to our financial statements, included in Part II, Item 8, of this Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A detailed discussion of our significant accounting policies can be found in *Note 2. Summary of Significant Accounting Policies*, in the notes to our financial statements, included in Part II, Item 8, of this Annual Report on Form 10-K. The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Our critical accounting policies are those that significantly affect our financial condition and results of operations and require the most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain.

While we believe that our estimates, assumptions and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions or conditions as a result of unforeseen events or otherwise, which could have a material impact on our financial position and results of operations.

Revenue Recognition

The application of ASC 606 *Revenue from Contracts with Customers* substantially impacts our reported results, particularly product sales, net, which requires certain estimates in determining the transaction price. Total revenues are recognized following a five-step model: (i identify the customer contract, (ii identify the contract's performance obligations, (iii determine the transaction price, (iv allocate the transaction price to the performance obligations and (v recognize revenue when or as a performance obligation is satisfied.

Product Sales, Net

Product revenue is recognized when Customers take control of the product, which typically occurs upon delivery to the Customers. The transaction price for product sales is reduced for estimates of variable consideration related to (i discounts and chargebacks, (ii rebates, wholesaler and GPO fees, and (iii copay assistance and returns (collectively, gross-to-net adjustments or GTN adjustments. Except for certain wholesaler and GPO fees and discounts, which are based on contracts, our estimates of GTN adjustments involve assumptions and judgments. Our estimates of GTN adjustments for rebates, copay assistance and chargebacks require significant assumptions and judgments, considering factors such as legal interpretations of applicable laws and regulations, historical experience, payor mix (e.g., Medicare or Medicaid, current contract prices under applicable programs, unbilled claims, processing time lags and inventory levels in the distribution channel. Estimates are assessed each period and adjusted as required to revise information or actual experience.

Discounts and Chargebacks

Our U.S. business participates in programs with government entities, the most significant of which are the U.S. Department of Defense, the U.S. VA, and other parties, including covered entities under the 340B program, whereby pricing on products is extended below wholesale acquisition cost (lower program price) for qualified government providers when products are purchased through wholesalers. The chargeback represents the difference between the wholesale acquisition cost and this lower program price that the wholesalers charge us. In such sales, accounts receivable is reduced for the estimated amount of unprocessed chargeback claims (typically within a two- to four-week time lag).

Our Customers may receive prompt pay discounts for payment within a specified period, generally approximating two percent of the invoiced sales price. Our payment terms are generally 30 to 60 days. We expect discounts to be earned when offered and therefore deduct the full amount of these discounts from product sales when revenue is recognized. Accordingly, accounts receivable is reduced for the estimated amount of these discounts.

Rebates, Wholesaler and GPO Fees

Our U.S. business participates in state government Medicaid and Medicare programs and other qualifying federal and state government programs requiring discounts and rebates to participating federal, state and local government entities. For Medicaid and Medicare programs, we estimate the portion of sales attributed to such programs' patients as rebates to be paid to the respective participating entities, which requires significant judgment.

The IRA, among other things, imposes financial penalties for price increases that outpace inflation (first due in 2023) and replaces the Medicare Part D coverage gap discount program with a new discounting program (which began in 2025). The standard Part D benefit now comprises three phases: the deductible phase, the initial coverage phase and the catastrophic coverage phase. Applicable dispensed drugs will be subject to manufacturer discounts of 10% during the initial coverage phase and 20% during the catastrophic coverage phase. Beginning in 2025, we estimate the percentage of products sold to patients in the initial coverage and catastrophic coverage phases and adjust the transaction price for such discount at the time of sale. Under the redesigned Medicare Part D, we are a specified manufacturer whose applicable drugs for Low Income Subsidy-eligible beneficiaries under section 1860D-14(a) of the Social Security Act are subject to lower applicable discounts during the phase-in period. Prior to 2025, we paid a 70% discount to CMS when the Medicare Part D beneficiaries were in the coverage gap.

All unpaid or unbilled discounts and rebates provided through these programs are recorded in accrued expenses and other current liabilities on the balance sheets. Settlement of these accruals can lag for multiple quarters due to extensive time delays between recording an accrual and subsequent receipt of an invoice. Due to this lag, adjustments can incorporate revision of several prior quarters.

We pay wholesaler and GPO fees for distribution and related services, which are a significant portion of our GTN adjustments; however, since they are based on contracts, they require inherently less estimation.

Copay Assistance and Returns

We offer financial assistance to qualified commercially-insured patients for the portion of their prescription cost that is not covered by payors. We estimate the amount of copay assistance provided to qualified patients based on the terms of the program and redemption information provided by third-party claims processing organizations. We also estimate the amount of copay assistance that we will provide associated with product we have sold but has not yet been dispensed to patients, which requires significant assumption and judgment. Our estimates are recorded in accrued expenses and other current liabilities on the balance sheets.

We primarily rely on our products' actual returns history and other factors, including levels of our inventory in the distribution channel and estimated shelf life, to estimate our products' returns. We also consider historical sales returns of similar products, such as those within the same product line, similar therapeutic area, similar distribution model, estimated levels of inventory in the distribution channel and projected demand. Our estimates of products' returns reduce accounts receivable.

Use of Information from External Sources

Information from external sources is used to estimate GTN adjustments. Our estimate of inventory at the wholesalers is based on historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and our internal information. The inventory information received from wholesalers is a product of their recordkeeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We also use information from external sources to identify prescription trends, patient demand and average selling prices. Our estimates are subject to inherent limitations of relying on third-party information, as certain third-party information is itself in the form of estimates and reflects other limitations, including lags between the date third-party information is generated and the date we receive it.

RESULTS OF OPERATIONS

Revenues

Our revenue to date has been generated through a combination of product sales and payments in connection with our current collaboration partnerships with various external partners. In the future, we may generate revenue from a combination of our own product sales and payments in connection with our current or future collaboration partnerships, including license fees, other upfront payments, milestone payments, royalties and payments for drug product and/or drug substance. We expect that any revenue we generate will fluctuate in future periods as a result of many factors as described in Part I, Item 1A, "Risk Factors," of this Annual Report on Form 10-K.

Below is a summary of our total revenues:

($ in thousands)	Year Ended December 31,			Change 2025 vs. 2024		Change 2024 vs. 2023	
	2025	2024	2023	$	%	$	%
Product sales, net	$ 377,808	$ 319,196	$ 82,526	$ 58,612	18 %	$ 236,670	287 %
Product supply revenue	15,879	11,649	6,121	4,230	36 %	5,528	90 %
Licensing revenue	5,088	78	35,809	5,010	(a)	(35,731)	(100)%
Non-cash royalty revenue related to the sale of future royalties	8,545	2,692	—	5,853	217 %	2,692	(a)
Total revenues	$ 407,320	$ 333,615	$ 124,456	$ 73,705	22 %	$ 209,159	168 %

(a)   Percent change is not meaningful.

Below is a summary of our product sales, net by product:

| ($ in thousands) | Year Ended December 31, | | | Change 2025 vs. 2024 | | Change 2024 vs. 2023 | |
	2025	2024	2023	$	%	$	%
Product sales, net							
IBSRELA	$ 274,207	$ 158,286	$ 80,062	$ 115,921	73 %	$ 78,224	98 %
XPHOZAH	103,601	160,910	2,464	(57,309)	(36)%	158,446	(a)
Total product sales, net	$ 377,808	$ 319,196	$ 82,526	$ 58,612	18 %	$ 236,670	287 %

(a) Percent change is not meaningful.

Product sales, net:

The increase in IBSRELA product sales, net in 2025 and 2024 primarily reflected higher demand, driven by continued increase in awareness and prescriber experience. To a lesser extent, the increase in 2025 also reflected higher net price.

The decrease in XPHOZAH product sales, net in 2025 primarily reflected lower demand and lower net price, both driven by the loss of XPHOZAH Medicare Part D reimbursement. On January 1, 2025, CMS officially transitioned oral only therapies for ESRD patients on dialysis, including XPHOZAH, into the ESRD Prospective Payment System. This decrease was partially offset by continued growth in other channels.

The increase in XPHOZAH product sales, net in 2024 primarily reflected higher demand since its commercial launch in November 2023.

Product supply revenue:

Product supply revenue is primarily impacted by the timing of product supply shipments to our collaboration partners under our product supply agreements in support of the development and commercialization of our products ex-U.S. by our collaboration partners. The product supply revenue was primarily attributable to Kyowa Kirin for all years presented.

Licensing revenue:

Licensing revenue is primarily impacted by the timing of regulatory and commercialization milestone achievements from our collaboration partners, as well as sales-based royalties received from Knight.

The licensing revenue in 2025 was primarily attributable to a $5.0 million milestone earned during the 2025 first quarter under the terms of the Fosun Agreement, following the NDA approval by China's Center for Drug Evaluation of the NMPA for tenapanor in the control of serum phosphorus in adult patients with CKD on hemodialysis.

The licensing revenue in 2023 was primarily attributable to $30.0 million in payments received under the Kyowa Kirin Agreement, following Kyowa Kirin's submission to the Japanese MHLW for the NDA for tenapanor in the improvement of hyperphosphatemia in adult patients with CKD on dialysis; and a $5.0 million milestone payment under the Fosun Agreement, following the NDA acceptance by China's Center for Drug Evaluation of the NMPA for tenapanor in the control of serum phosphorus in adult patients with CKD on hemodialysis and the FDA approval of XPHOZAH to reduce serum phosphorus in adults with CKD on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy.

Non-cash royalty revenue:

Non-cash royalty revenue reflects royalties and commercialization milestones from Kyowa Kirin for sales of PHOZEVEL in Japan, which was launched in February 2024.

Non-cash royalty revenue in 2025 included approximately $3.4 million related to a commercialization milestone earned during the 2025 third quarter under the terms of the Kyowa Kirin Agreement. The payment was remitted to HCR upon receipt in accordance with the HCR Agreement.

GTN Adjustments

We recognize product sales net of GTN adjustments, as further described in *Note 6. Revenue* and the "Critical Accounting Policies and Estimates" caption in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Reconciliation of gross product sales to product sales, net is as follows:

($ in thousands)	**Year Ended December 31,** 2025	2024	2023	**Change 2025 vs. 2024** $	%	**Change 2024 vs. 2023** $	%
Gross product sales	$541,378	$429,053	$113,861	$ 112,325	26 %	$ 315,192	277 %
GTN adjustments	(163,570)	(109,857)	(31,335)	(53,713)	49 %	(78,522)	251 %
Product sales, net	$377,808	$319,196	$ 82,526	$ 58,612	18 %	$ 236,670	287 %
GTN adjustment percentage	30.2 %	25.6 %	27.5 %				

GTN adjustments are primarily a function of sales volume, payor mix, contractual or legislative discounts and rebates.

The increase in GTN adjustment percentage in 2025 reflected the unfavorable payor mix shifts, primarily associated with loss of XPHOZAH Medicare Part D reimbursement.

The decrease in GTN adjustment percentage in 2024 was primarily due to a more favorable payor mix and lower sales subjected to copay assistance.

The activities and ending reserve balances for each significant category of GTN adjustments on product sales, net, which constitute variable consideration, were as follows:

(in thousands)	Discounts and Chargebacks	Rebates, Wholesaler and GPO Fees	Copay Assistance and Returns	Total
Balance as of December 31, 2023	$ 478	$ 4,234	$ 3,916	$ 8,628
Provisions	15,099	65,833	28,925	109,857
Credits/payments	(13,934)	(55,592)	(21,671)	(91,197)
Balance as of December 31, 2024	1,643	14,475	11,170	27,288
Provisions[1]	23,356	108,547	31,667	163,570
Credits/payments	(23,306)	(88,566)	(33,563)	(145,435)
Balance as of December 31, 2025	$ 1,693	$ 34,456	$ 9,274	$ 45,423

[1] Provisions included approximately $4.4 million of net favorable adjustment resulting from changes in prior periods' estimates.

Costs and Expenses

Below is a summary of our costs and operating expenses, interest expense, non-cash interest expense related to the sale of future royalties and other income, net:

($ in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023	Change 2025 vs. 2024 $	Change 2025 vs. 2024 %	Change 2024 vs. 2023 $	Change 2024 vs. 2023 %
Cost of sales	$ 39,537	$ 50,556	$ 17,795	$ (11,019)	(22)%	$ 32,761	184 %
Research and development	71,527	52,317	35,536	19,210	37 %	16,781	47 %
Selling, general and administrative	337,233	258,692	134,401	78,541	30 %	124,291	92 %
Total costs and operating expenses	$ 448,297	$ 361,565	$ 187,732	$ 86,732	24 %	$ 173,833	93 %
Interest expense	$ (20,102)	$ (13,006)	$ (4,950)	$ (7,096)	55 %	$ (8,056)	163 %
Non-cash interest expense related to the sale of future royalties	$ (8,296)	$ (7,088)	$ (3,924)	$ (1,208)	17 %	$ (3,164)	81 %
Other income, net	$ 8,745	$ 9,174	$ 6,630	$ (429)	(5)%	$ 2,544	38 %

Cost of Sales

Cost of sales consists of (i) cost of product sales and (ii) other cost of revenue. Cost of product sales includes the cost of commercial goods sold to our Customers, such as the cost of materials, third-party contract manufacturing, third-party packaging services, freight, labor costs for personnel involved in the manufacturing process and indirect overhead costs. Other cost of revenue includes the cost of materials sold to our collaboration partners under product supply agreements, certain costs related to capacity expansion at current and future CMOs, as well as payments due to AstraZeneca based on sales of tenapanor, as discussed further under the "AstraZeneca" caption in *Note 7. Collaboration and Licensing Agreements*.

Below is a summary of our costs of sales:

($ in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023	Change 2025 vs. 2024 $	Change 2025 vs. 2024 %	Change 2024 vs. 2023 $	Change 2024 vs. 2023 %
Cost of product sales	$ 11,185	$ 6,851	$ 2,323	$ 4,334	63 %	$ 4,528	195 %
Other cost of revenue	28,352	43,705	15,472	(15,353)	(35)%	28,233	182 %
Cost of sales	$ 39,537	$ 50,556	$ 17,795	$ (11,019)	(22)%	$ 32,761	184 %

The increase in cost of product sales in 2025 and 2024 reflected higher product sales. A portion of the costs of IBSRELA and XPHOZAH units recognized as revenue during 2025 and 2024 was expensed as research and development expense in periods prior to the commencement of capitalization of inventory costs for each respective product as discussed in *Note 2. Summary of Significant Accounting Policies*. The cost associated with inventory sold but previously expensed as research and development was $3.2 million, $6.3 million and $4.4 million in 2025, 2024 and 2023, respectively. The value of inventory on hand as of December 31, 2025 and 2024 that was previously expensed as research and development was approximately $10.9 million and $15.6 million, respectively.

The decrease in other cost of revenue in 2025 primarily reflected the full recognition of the maximum $75.0 million royalty obligation under the AstraZeneca Termination Agreement as of the end of the 2025 second quarter, partially offset by higher costs associated with product supply revenue.

The increase in other cost of revenue in 2024 primarily reflected higher AstraZeneca royalties, driven by higher product sales, net of tenapanor, as well as higher costs associated with product supply revenue.

Other cost of revenue related to the AstraZeneca Termination Agreement was $12.7 million, $34.7 million and $12.4 million in 2025, 2024 and 2023, respectively. As of the end of the 2025 second quarter, the maximum $75.0 million royalty obligation under the AstraZeneca Termination Agreement had been fully recognized.

Research and Development

Research and development activities include research and early discovery, preclinical and clinical development, drug formulation and medical support to marketed products. External R&D and other expenses include research and development expenses incurred under agreements with outside consultants, third-party CROs and investigative sites where a substantial portion of our clinical studies are conducted, and with CMOs where our clinical supplies are produced. Employee-related expenses include salaries, bonuses, benefits, travel and stock-based compensation. Facilities, equipment, depreciation and other expenses include supplies and materials consumed in connection with our research operations, direct and allocated expenses for rent and maintenance of facilities, depreciation and amortization expense, information technology expense and other supplies.

Below is a summary of our research and development expenses:

($ in thousands)	Year Ended December 31,			Change 2025 vs. 2024		Change 2024 vs. 2023	
	2025	2024	2023	$	%	$	%
External R&D and other expenses	$ 31,747	$ 20,723	$ 15,213	$ 11,024	53 %	$ 5,510	36 %
Employee-related expenses	35,250	27,541	17,391	7,709	28 %	10,150	58 %
Facilities, equipment, depreciation and other expenses	4,530	4,053	2,932	477	12 %	1,121	38 %
Total research and development expenses	$ 71,527	$ 52,317	$ 35,536	$ 19,210	37 %	$ 16,781	47 %

The increase in R&D expenses in 2025 reflected higher external R&D and other expenses primarily associated with clinical trial activities. The increase in R&D expenses was also due to increased employee-related expenses primarily driven by higher headcount to support clinical trial activities and medical engagement with scientific communities in the areas of gastroenterology and nephrology related to our marketed products.

The increase in R&D expenses in 2024 reflected increased employee-related expenses primarily driven by higher headcount to support medical engagement with scientific communities in the areas of gastroenterology and nephrology related to our marketed products and higher external R&D and other expenses attributable to clinical trial and pharmacovigilance activities.

The increases in employee-related expenses in 2025 and 2024 included incremental stock-based compensation expenses of $0.7 million and $6.0 million, respectively.

Selling, General and Administrative

Selling, general and administrative expenses relate to sales and marketing, finance, human resources, legal and other administrative activities, including information technology. Selling, general and administrative expenses consist primarily of personnel costs, outside professional services, marketing, advertising and legal expenses, facilities costs not otherwise allocated to research and development and other general and administrative costs.

The increase in selling, general and administrative expenses in 2025 and 2024 primarily reflected increased commercialization and administrative costs to support net sales growth of IBSRELA and XPHOZAH. The increases consisted of external spending for disease awareness initiatives, patient affordability, access support and related patient awareness, as well as increased commercial infrastructure. In addition, these increases were attributable to increases in headcount and related personnel costs, including incremental stock-based compensation expenses of $10.9 million and $17.8 million in 2025 and 2024, respectively.

Interest Expense

Interest expense represents the interest associated with our 2022 Loan Agreement.

The increase in interest expense in 2025 and 2024 primarily reflected a higher outstanding loan balance resulting from the term loan draws in each respective year: $50.0 million for the Term E Loan in June 2025, $50.0 million for the Term D Loan in October 2024 and $50.0 million for the Term C Loan in March 2024.

Non-Cash Interest Expense Related to the Sale of Future Royalties

Non-cash interest expense consists of imputed interest on the carrying value of our deferred royalty obligation, which is impacted by the imputed interest rate derived from estimated amounts and timing of future royalties and commercialization payments to be received by HCR. The carrying value of the deferred royalty obligation increases from proceeds received from

HCR and recorded non-cash interest expense, and decreases as royalties and commercialization milestone payments received from Kyowa Kirin from sales of tenapanor in Japan are remitted to HCR. Refer to *Note 8. Deferred Royalty Obligation Related to the Sale of Future Royalties* for further detail.

The increase in non-cash interest expense related to the sale of future royalties in 2025 and 2024 primarily reflected the imputed interest accrued on the increasing carrying value of the deferred royalty obligation, partially offset by royalties and commercialization milestones received from Kyowa Kirin related to the sale of PHOZEVEL, which were remitted to HCR.

Other Income, Net

Other income, net consists of interest income earned on our cash, cash equivalents and short-term investments, the periodic revaluation of previously outstanding exit fees, as well as currency exchange gains and losses.

The decrease in other income, net in 2025 primarily reflected lower income on our investments resulting from lower interest rates throughout the period, partially offset by larger investment balances and higher currency exchange gains.

The increase in other income, net in 2024 primarily reflected higher income on our investments resulting from both higher interest rates and larger investment balances throughout the period. In 2024 and 2023, other income, net included the periodic revaluations of our previously outstanding 2022 Exit Fee and 2018 Exit Fee, as discussed in *Note 10. Derivative Liabilities,* which were settled in October 2024 and October 2023, respectively.

Provision for Income Taxes

Our provision for income taxes includes current and deferred tax, including foreign withholding taxes paid on payments received from certain collaboration partners. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their income tax bases, as well as from net operating loss and tax credit carryforwards. Our deferred tax assets continue to be fully offset by a valuation allowance, including deferred tax assets related to our net operating loss and tax credit carryforwards, which may be subject to annual limitations as a result of ownership changes that may have occurred or could occur in the future.

Refer to *Note 2. Summary of Significant Accounting Policies* for further discussion of our significant accounting policies.

LIQUIDITY AND CAPITAL RESOURCES

Below is a summary of our cash, cash equivalents and short-term investments:

	December 31,		Change 2025 vs. 2024	
(\$ in thousands)	2025	2024	\$	%
Cash and cash equivalents	\$ 67,999	\$ 64,932	\$ 3,067	5 %
Short-term investments	196,690	185,168	11,522	6 %
Total liquid funds	\$ 264,689	\$ 250,100	\$ 14,589	6 %

We regularly assess our cash position and our working capital needs to execute our strategy. We have historically funded our operations primarily from product sales, sales of our common stock, funds from our loan agreements with SLR, funds from our collaboration partnerships, as well as the sale of future royalties and commercialization milestones to HCR. We expect that we will increasingly rely on cash generated from our commercial operations to fund our operating plan while maintaining financial flexibility to source cash from future equity sales and debt financing.

Sources of Liquidity

In January 2023, we entered into the 2023 Open Market Sales Agreement with Jefferies with respect to an "at-the-market offering" program, which was established under the Company's shelf registration statement on Form S-3 and expired in January 2026. Under the 2023 Open Market Sales Agreement, we sold a total of 16.8 million shares of our common stock and received gross proceeds of \$70.0 million at a weighted average sales price of approximately \$4.17. During the year ended December 31, 2025, we did not sell any shares under the 2023 Open Market Sales Agreement.

In November 2025, we filed an automatic shelf registration statement on Form S-3ASR, which became effective upon filing, containing (i) a base prospectus, which covers the offering, issuance and sale from time to time in one or more offerings of our common stock, preferred stock, debt securities, warrants and/or units; and (ii) a prospectus supplement for the offering, issuance and sale of up to a maximum aggregate offering price of \$100.0 million of our common stock that may be issued and sold from time to time, under the 2025 Open Market Sales Agreement, deemed to be "at-the-market offerings." Pursuant to the

2025 Open Market Sales Agreement, Jefferies, as sales agent, may receive a commission of up to three percent of the gross sales price for shares of our common stock sold under the 2025 Open Market Sales Agreement. As of December 31, 2025, there have been no sales of our common stock under the 2025 Open Market Sales Agreement.

We have a loan and security agreement (as amended, the 2022 Loan Agreement with SLR. The 2022 Loan Agreement provides a total of $300.0 million, of which $200.0 million has been drawn and is outstanding as of December 31, 2025, including $50.0 million of the Term E Loan drawn during the 2025 second quarter. The additional available borrowings of $100.0 million consist of the Term F Loan and the Term G Loan, each in the amount of $50.0 million. The Term F Loan and the Term G Loan may be drawn at the Company's election by June 30, 2026 and December 20, 2026, respectively. See *Note 9. Borrowing* for further discussion.

Cash Flow Activities

The following table summarizes our cash flows activities:

	Year Ended December 31,		Change 2025 vs. 2024	
($ in thousands)	2025	2024	$	%
Net cash used in operating activities	$ (42,483)	$ (44,809)	$ 2,326	(5)%
Net cash used in investing activities	(8,959)	(18,318)	9,359	(51)%
Net cash provided by financing activities	54,509	106,589	(52,080)	(49)%
Net increase in cash and cash equivalents	$ 3,067	$ 43,462	$ (40,395)	(93)%

Cash Flows from Operating Activities

Cash flows from operating activities represent the cash receipts and payments related to all of our activities other than investing and financing activities. Net operating cash flow is derived by adjusting our net loss for non-cash operating items and changes in operating assets and liabilities resulting from timing differences between the cash receipts and payments and when the transactions are recognized in our result of operations. As a result, changes in net operating cash flow reflect, among other things, the timing of (i) cash collections from our Customers and (ii) payments made in the normal course of business such as payments to suppliers, including our CMOs, CROs and government agencies.

Net cash used in operating activities in 2025 was materially unchanged compared to 2024, primarily due to the increased cash inflows generated from our product sales and timing of cash collections from our Customers exceeded the increased payments made in the normal course of business to support our commercial growth and research and development activities.

Cash Flows from Investing Activities

Cash flows from investing activities include cash used for capital expenditures and purchases of short-term investments as well as net proceeds from asset dispositions and maturities of short-term investments.

Net cash used in investing activities in 2025 primarily reflected our short-term investment maturities and purchases.

Cash Flows from Financing Activities

Cash flows from financing activities include net proceeds associated with our loan agreements, sales of our common stock with respect to the "at-the-market offering" programs and issuances of our common stock under our equity incentive plans.

Net cash provided by financing activities in 2025 included $48.7 million received from the Term E Loan, net of costs and $5.8 million received from the issuance of our common stock under our equity incentive plans, which was lower than $99.5 million received from the Term C Loan and Term D Loan, net of costs and $8.1 million received from the issuance of our common stock under our equity incentive plans in 2024.

Funding Requirements

Based on our current operating model, we believe our available cash, cash equivalents and short-term investments as of December 31, 2025 will be sufficient to fund our planned operations for at least a period of one year from the issuance of these financial statements. We have based this estimate on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect. In particular, our operating plan may change and we may require significant additional capital to fund our operations. There are no assurances that our efforts to meet our operating cash flow requirements will be successful. If our current cash, cash equivalents and short-term investments as well as our plans to meet our operating cash flow requirements are not sufficient to fund necessary expenditures and meet our obligations following the issuance of these financial statements, our liquidity, financial condition and business prospects will be materially affected.

Our future funding requirements will depend on many factors as described in Part I, Item 1A, "Risk Factors," of this Annual Report on Form 10-K.

Contract Obligations and Commitments

As of December 31, 2025, our total future payment obligation related to the outstanding balance of the term loans, excluding interest payments, was $209.9 million, which is due on July 1, 2028. See *Note 9. Borrowing* for further information on our long-term debt.

We have entered into various operating leases for our offices. As of December 31, 2025, our total undiscounted obligation for operating leases was $5.6 million, with maturities ranging up through July 2029. See *Note 11. Leases* for further information on our operating leases.

We enter into a variety of contracts in the normal course of business. These contracts generally allow us to terminate on notice, reschedule or adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to market risks, including interest rate fluctuation exposure through our investments, in the ordinary course of our business. The goals of our investment policy are the preservation of capital, fulfillment of liquidity needs and fiduciary control of cash. To achieve our goal of maximizing income without assuming significant market risk, we maintain our excess cash and cash equivalents in money market funds and short-term debt securities. Because of the short-term maturities of our cash equivalents, we do not believe that a decrease in interest rates would have any material negative impact on the fair value of our cash equivalents.

As of December 31, 2025, we had cash, cash equivalents and short-term investments of $264.7 million, which consisted of bank deposits and money market funds, as well as high quality fixed income instruments, including commercial paper, U.S. government-sponsored agency bonds, U.S. treasury securities, corporate bonds, Yankee bonds and asset-backed securities. The credit rating of our short-term investments must be rated A-1/P-1, or better by Standard and Poor's and Moody's Investors Service. Asset-backed securities must be rated AAA/Aaa. Money market funds must be rated AAA/Aaa. Such interest-earning instruments carry a degree of interest rate risk. However, because our investments are high quality and short-term in duration, we believe that our exposure to interest rate risk is not significant and that a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio, as noted above. We do not enter into investments for trading or speculative purposes.

The principal outstanding under our 2022 Loan Agreement is subject to a variable interest rate, which fluctuates with changes in one-month CME Term SOFR reference rate as published by the CME Term SOFR Administrator on the CME Term SOFR Administrator's Website. A hypothetical increase in one-month CME Term SOFR of 100 basis points above the current one-month CME Term SOFR rate would have increased our interest expense by approximately $1.8 million for the year ended December 31, 2025. As of December 31, 2025, we had an aggregate principal amount of $200.0 million outstanding pursuant to our 2022 Loan Agreement.

Foreign Currency Risk

The majority of our transactions are denominated in U.S. dollars. However, we do have certain transactions that are denominated in currencies other than the U.S. dollar, primarily Swiss francs, Japanese yen and the Euro, and we therefore are subject to foreign exchange risk. The fluctuation in the value of the U.S. dollar against other currencies affects the reported amounts of expenses, non-cash royalty revenue related to the sale of future royalties, assets and liabilities associated with a limited number of manufacturing activities.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge foreign currency exchange rate exposure in a manner that entirely offsets the earnings effects of changes in foreign currency exchange rates. As of December 31, 2025, we had no open forward foreign currency exchange contracts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ARDELYX, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ardelyx, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ardelyx, Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Description of the Matter	**Estimates of Reserves for Variable Consideration Impacted by Estimated Payor Mix**

As described in Note 2 and 6 to the financial statements, the transaction price for product sales, net is reduced for estimates of variable consideration related to gross-to-net ("GTN") adjustments for discounts and chargebacks, rebates, wholesaler and group purchasing organization ("GPO") fees, copay assistance and returns. Except for certain wholesaler and GPO fees and discounts, which are based on contracts, these adjustments involve estimation and judgment. The GTN adjustments for rebates, copay assistance and chargebacks are impacted by the Company's estimate of payor mix, which requires significant judgment. The Company's total estimate of reserves for variable consideration was $45.4 million as of December 31, 2025. During 2025, the Company recorded $163.6 million in total reductions to gross product sales for variable consideration.

Auditing the Company's estimates of reserves for variable consideration relating to rebates, copay assistance and chargebacks was especially challenging as it involved evaluation of management's subjective judgments with respect to payor mix that considers various data sources. The Company has a limited history upon which to base its assumptions, and changes in these assumptions could have a material impact on the reserves recorded for variable consideration.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's process to determine the reserves for variable consideration that are impacted by the payor mix. For example, we tested controls over management's review of the completeness and accuracy of the data used to determine the estimate.

To test the Company's estimates of reserves for variable consideration relating to rebates, copay assistance and chargebacks, our audit procedures included, among others, evaluating the methodologies and assumptions used and testing the accuracy and completeness of the underlying data used in the Company's payor mix analysis and the related reserves. We compared the assumptions used by management to third-party industry data and evaluated trends in the data. We also evaluated the reasonableness of changes in estimated reserves during the year and assessed the accuracy of the Company's estimates against actual results. We also performed sensitivity analyses to determine the effect of changes in management's payor mix assumptions on the reserves recorded for variable consideration impacted by the payor mix. Further, we evaluated the appropriateness of classification and disclosure of the Company's reserves for variable consideration in the financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

Boston, Massachusetts

February 19, 2026

ARDELYX, INC.
BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 67,999	$ 64,932
Short-term investments	196,690	185,168
Accounts receivable	71,848	57,705
Inventory	17,735	21,173
Prepaid commercial manufacturing	14,479	16,378
Prepaid expenses and other current assets	13,566	11,096
Total current assets	382,317	356,452
Property and equipment, net	2,184	1,495
Inventory, non-current	105,372	70,011
Right-of-use assets	4,795	2,380
Other assets	6,936	5,416
Total assets	$ 501,604	$ 435,754
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 19,235	$ 16,000
Accrued compensation and benefits	19,108	14,940
Current portion of operating lease liability	1,479	1,562
Deferred revenue	1,206	10,686
Accrued expenses and other current liabilities	47,577	34,642
Total current liabilities	88,605	77,830
Operating lease liability, net of current portion	3,641	1,023
Long-term debt	202,834	150,853
Deferred revenue, non-current	13,699	7,232
Deferred royalty obligation related to the sale of future royalties	25,876	25,527
Total liabilities	334,655	262,465
Commitments and contingencies (Note 19)		
Stockholders' equity		
Common stock, $0.0001 par value per share; 500,000,000 shares authorized; 244,351,501 and 238,015,825 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	24	24
Additional paid-in capital	1,113,666	1,058,548
Accumulated deficit	(946,939)	(885,340)
Accumulated other comprehensive income	198	57
Total stockholders' equity	166,949	173,289
Total liabilities and stockholders' equity	$ 501,604	$ 435,754

The accompanying notes are an integral part of these financial statements.

ARDELYX, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)

		Year Ended December 31,				
		2025		2024		2023
Revenues						
Product sales, net	$	377,808	$	319,196	$	82,526
Product supply revenue		15,879		11,649		6,121
Licensing revenue		5,088		78		35,809
Non-cash royalty revenue related to the sale of future royalties		8,545		2,692		—
Total revenues		407,320		333,615		124,456
Costs and operating expenses						
Cost of sales		39,537		50,556		17,795
Research and development		71,527		52,317		35,536
Selling, general and administrative		337,233		258,692		134,401
Total costs and operating expenses		448,297		361,565		187,732
Loss from operations		(40,977)		(27,950)		(63,276)
Interest expense		(20,102)		(13,006)		(4,950)
Non-cash interest expense related to the sale of future royalties		(8,296)		(7,088)		(3,924)
Other income, net		8,745		9,174		6,630
Loss before provision for income taxes		(60,630)		(38,870)		(65,520)
Provision for income taxes		969		266		547
Net loss	$	(61,599)	$	(39,136)	$	(66,067)
Net loss per share of common stock - basic and diluted	$	(0.26)	$	(0.17)	$	(0.30)
Shares used in computing net loss per share - basic and diluted		241,033,750		235,232,927		219,331,253
Comprehensive loss						
Net loss	$	(61,599)	$	(39,136)	$	(66,067)
Unrealized gains (losses) on available-for-sale securities		141		(167)		278
Comprehensive loss	$	(61,458)	$	(39,303)	$	(65,789)

The accompanying notes are an integral part of these financial statements.

ARDELYX, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholder' Equity
	Shares	Amount				
Balance as of December 31, 2022	198,575,016	$ 20	$ 878,500	$ (780,137)	$ (54)	$ 98,329
Issuance of common stock under employee stock purchase plan	435,708	—	808	—	—	808
Issuance of common stock for services	86,095	—	337	—	—	337
Issuance of common stock upon exercise of options	225,988	—	365	—	—	365
Issuance of common stock upon vesting of restricted stock units	855,642	—	—	—	—	—
Issuance of common stock in at-the-market offering	32,274,741	3	119,233	—	—	119,236
Stock-based compensation	—	—	13,530	—	—	13,530
Unrealized gains on available-for-sale securities	—	—	—	—	278	278
Net loss	—	—	—	(66,067)	—	(66,067)
Balance as of December 31, 2023	232,453,190	$ 23	$ 1,012,773	$ (846,204)	$ 224	$ 166,816
Issuance of common stock under employee stock purchase plan	479,609	—	2,227	—	—	2,227
Issuance of common stock for services	40,549	—	257	—	—	257
Issuance of common stock upon exercise of options	2,654,370	1	5,910	—	—	5,911
Issuance of common stock upon vesting of restricted stock units	2,388,107	—	—	—	—	—
Stock-based compensation	—	—	37,381	—	—	37,381
Unrealized losses on available-for-sale securities	—	—	—	—	(167)	(167)
Net loss	—	—	—	(39,136)	—	(39,136)
Balance as of December 31, 2024	238,015,825	$ 24	$ 1,058,548	$ (885,340)	$ 57	$ 173,289
Issuance of common stock under employee stock purchase plan	385,593	—	1,718	—	—	1,718
Issuance of common stock for services	87,256	—	315	—	—	315
Issuance of common stock upon exercise of options	1,880,472	—	4,123	—	—	4,123
Issuance of common stock upon vesting of restricted stock units	3,982,355	—	—	—	—	—
Stock-based compensation	—	—	48,962	—	—	48,962
Unrealized gains on available-for-sale securities	—	—	—	—	141	141
Net loss	—	—	—	(61,599)	—	(61,599)
Balance as of December 31, 2025	244,351,501	$ 24	$ 1,113,666	$ (946,939)	$ 198	$ 166,949

The accompanying notes are an integral part of these financial statements.

ARDELYX, INC.
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net loss	$ (61,599)	$ (39,136)	$ (66,067)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization expense	3,059	2,063	1,292
Non-cash lease expense	1,947	4,008	3,624
Stock-based compensation	48,962	37,381	13,530
Non-cash interest expense	8,958	7,400	4,220
Non-cash royalty revenue related to the sale of future royalties	(8,545)	(2,692)	—
Other, net	(3,913)	(4,664)	(2,930)
Changes in operating assets and liabilities			
Accounts receivable	(14,143)	(35,674)	(14,298)
Inventory	(31,923)	(41,697)	(21,141)
Prepaid commercial manufacturing	1,899	6,782	(9,593)
Prepaid expenses and other assets	(4,293)	(4,543)	(6,035)
Accounts payable	3,235	4,862	279
Accrued compensation and benefits	4,168	2,343	5,049
Operating lease liabilities	(1,827)	(4,588)	(3,928)
Accrued and other liabilities	14,545	21,254	3,691
Deferred revenue	(3,013)	2,092	2,590
Net cash used in operating activities	(42,483)	(44,809)	(89,717)
Investing activities			
Proceeds from maturities and redemptions of investments	211,456	177,854	84,321
Purchases of investments	(218,923)	(195,161)	(215,225)
Purchases of property and equipment	(1,492)	(1,011)	(344)
Net cash used in investing activities	(8,959)	(18,318)	(131,248)
Financing activities			
Proceeds from issuance of common stock in at the market offering, net of issuance costs	—	—	119,236
Proceeds from 2022 Loan Agreement, net of costs	48,668	99,451	22,386
Proceeds from the sale of future royalties, net of issuance costs	—	—	5,000
Proceeds from issuance of common stock under equity incentive plans	5,841	8,138	1,173
Payments of the previously outstanding exit fees	—	(1,000)	(1,500)
Net cash provided by financing activities	54,509	106,589	146,295
Net increase (decrease) in cash and cash equivalents	3,067	43,462	(74,670)
Cash and cash equivalents at beginning of period	64,932	21,470	96,140
Cash and cash equivalents at end of period	$ 67,999	$ 64,932	$ 21,470
Supplementary disclosure of cash flow information			
Cash paid for interest	$ 15,717	$ 11,408	$ 4,240
Cash paid for income taxes	$ 485	$ 266	$ 51
Supplementary disclosure of non-cash activities			
Right-of-use assets obtained in exchange for lease obligations	$ 4,362	$ 1,010	$ 339
Issuance of common stock for services	$ 315	$ 257	$ 337

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS

We are a commercial-stage biopharmaceutical company focused on the development and commercialization of innovative medicines that meet significant unmet medical needs. We currently market two therapies from the active ingredient tenapanor, an NHE3 inhibitor that was discovered and developed by Ardelyx. NHE3 is an antiporter expressed on the apical surface of the small and large intestines. Tenapanor is a minimally absorbed, first-in-class, oral, small molecule therapy.

Tenapanor, branded as IBSRELA®, is approved in the U.S. for the treatment of adults with irritable bowel syndrome with constipation. We believe that IBSRELA can bring meaningful benefit to the approximately 13 million Americans who suffer from the symptoms of IBS-C, many of whom continue to experience symptoms despite intervention with other therapies. We are seeking to further expand the IBSRELA eligible patient population to include patients with CIC, and have initiated a Phase 3 clinical trial evaluating tenapanor in adult CIC patients.

Tenapanor, branded as XPHOZAH®, is approved in the U.S. to reduce serum phosphorus in adults with chronic kidney disease on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy. We believe XPHOZAH can bring meaningful relief to adult chronic kidney disease patients on dialysis, the vast majority of whom have elevated levels of serum phosphorus and are unable to achieve target serum phosphorus levels with phosphate binders alone. Continually elevated levels of serum phosphorus can result in severe cardiovascular health complications.

In addition to commercializing IBSRELA and XPHOZAH, we are also developing a next-generation NHE3 inhibitor that we believe can have application across multiple therapeutic areas.

We operate in one business segment, which is the development and commercialization of biopharmaceutical products. Refer to *Note 17. Segment Reporting* for further segment reporting information.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. Certain prior year amounts have been reclassified to conform to the current year presentation on the statements of operations and comprehensive loss to include the "cost of product sales" and the "other cost of revenue" captions within the "cost of sales" caption. This reclassification had no effect on the previously reported results of operations. Prior to the end of the 2025 second quarter, the "other cost of revenue" caption was primarily comprised of royalty expenses recognized under the AstraZeneca Termination Agreement. As of the end of the 2025 second quarter, the maximum $75.0 million royalty obligation under this agreement had been fully recognized.

Refer to the *Summary of Abbreviated Terms* at the end of this Annual Report on Form 10-K for definitions of terms used throughout the document.

Use of Estimates

The preparation of financial statements requires management to make estimates, judgments and assumptions. Significant estimates include those used in our revenue gross-to-net adjustments and other estimates. Management bases its estimates on historical experience and on various relevant assumptions that management believes to be reasonable under the circumstances. Actual results could materially differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments purchased with an original maturity date of 90 days or less and are recognized at cost, which approximates fair value.

Short-Term Investments

Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days, but less than one year, from the date of acquisition. Short-term investments are carried at fair value based upon quoted market prices or other observable market data. Unrealized gains (losses) on available-for-sale securities are included in accumulated other comprehensive income on our balance sheets. The cost of available-for-sale securities sold is based on the specific-identification method.

Marketable debt securities are reviewed for impairment by determining whether the decline in their market value below carrying value is other-than-temporary. This assessment considers the intent and ability to retain the investment for a period of time sufficient for an anticipated recovery in market value; the duration and extent that the market value has been below cost; and the investee's financial condition. Other-than-temporary impairments and credit losses are recorded in the statements of operations and comprehensive loss.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. We are exposed to credit risks in the event of default by the counterparties to the extent of the amount recorded in our balance sheets. Cash, cash equivalents and short-term investments are invested through banks and other financial institutions in the U.S.

Foreign Currency

Our business is conducted in U.S. dollars; however, a portion of our expense and capital activities are transacted in foreign currencies which are subject to exchange rate fluctuations that can affect cash or earnings. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. All gains and losses on these foreign currency transactions are recorded as other income, net on our statements of operations and comprehensive loss.

Property and Equipment

Expenditures for property and equipment are capitalized at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years for laboratory equipment and office equipment and furniture. Leasehold improvements are amortized over the lesser of the estimated useful lives or the related remaining lease term.

Impairment of Long-Lived Assets

The carrying values of long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss is recognized when the total of estimated future undiscounted cash flows, expected to result from the use of the asset and its eventual disposition, is less than the asset's carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value.

Income Taxes

The asset and liability method of accounting is used for income taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

Accounts Receivable

Accounts receivable are stated at amortized cost less allowance for credit losses. An allowance for credit losses reflects our best estimate of future credit losses over the contractual life of outstanding accounts receivable under the assumption that the current conditions as of the balance sheet date do not change for the remaining life of the asset. An allowance for credit losses is determined based on various factors, such as historical experience, specific allowances for known troubled accounts, customers' financial condition and both current and forecasted economic conditions. To date, we have determined that an allowance for doubtful accounts is not required. As of December 31, 2025, our accounts receivable balance was comprised of $66.4 million from commercial customers and $5.4 million from our collaboration partners. As of December 31, 2024, our accounts receivable balance was comprised of $56.7 million from commercial customers and $1.0 million from our collaboration partners.

Inventory

Inventory costs incurred are capitalized after regulatory approval, or if based on management's judgment, future commercialization is considered probable and future economic benefit is expected to be realized. We began to capitalize inventory costs associated with IBSRELA during the 2021 fourth quarter, when our intent to commercialize IBSRELA was established and we commenced preparation for the launch of IBSRELA. We began to capitalize inventory costs associated with XPHOZAH during the 2023 fourth quarter, following approval by the FDA to market XPHOZAH in the U.S. Inventory costs incurred prior to regulatory approval were expensed as research and development.

Inventories are stated at the lower of cost or estimated net realizable value with cost determined under the specific identification method. A portion of inventory that represents product that is not expected to be sold or used within the next 12 months is classified as non-current assets in our balance sheets.

Revenue Recognition

The application of ASC 606 *Revenue from Contracts with Customers* substantially impacts our reported results, particularly product sales, net, which requires certain estimates in determining the transaction price. Total revenues are recognized following a five-step model: (i) identify the customer contract, (ii) identify the contract's performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when or as a performance obligation is satisfied.

Product Sales, Net

We apply the ASC 606 five-step process above to the contracts with our Customers. Product revenue is recognized when Customers take control of the product, which typically occurs upon delivery to the Customers. The transaction price for product sales is reduced for estimates of variable consideration related to (i) discounts and chargebacks, (ii) rebates, wholesaler and GPO fees, and (iii) copay assistance and returns (collectively, gross-to-net adjustments or GTN adjustments). Except for certain wholesaler and GPO fees and discounts, which are based on contracts, our estimates of GTN adjustments involve assumptions and judgments. Our estimates of GTN adjustments for rebates, copay assistance and chargebacks require significant assumptions and judgments, considering factors such as legal interpretations of applicable laws and regulations, historical experience, payor mix (e.g., Medicare or Medicaid), current contract prices under applicable programs, unbilled claims, processing time lags and inventory levels in the distribution channel.

Estimates are assessed each period and adjusted as required to revise information or actual experience.

Collaboration and Licensing Revenue

Our collaboration and licensing arrangements may include the grant of licenses for use of our intellectual property and manufacturing supply services. Considerations for such arrangements may include non-refundable upfront license fees; payments based upon the achievement of development, regulatory, or commercialization milestones; payments for manufacturing supply services; and future royalties on net sales of licensed products. We perform the ASC 606 five-step process above to determine the appropriate amount of revenue to be recognized under our collaboration and licensing arrangements. For performance obligations that are satisfied over time, we recognize revenue using an input or output measure of progress that best depicts the satisfaction of the relevant performance obligation.

We evaluate performance obligations by assessing whether promised goods or services are both (i) capable of being distinct and (ii) distinct in the context of the arrangement. Goods or services that meet these criteria are considered distinct performance obligations. Judgment is required to determine whether promised goods or services represent distinct performance obligations. We estimate the transaction price based on expected consideration, which may include fixed or variable consideration. At the inception of each arrangement that includes variable consideration, we evaluate the amount of potential transaction price and the likelihood that the transaction price will be received. The amount of variable consideration that is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. After contract inception, the transaction price is reassessed at every period end and updated for changes such as resolution of uncertain events.

<u>Licensing Revenue</u>:

- Non-refundable upfront license fees: For arrangements that include a license of intellectual property, and it is determined to be distinct from the other performance obligations identified in the arrangement, we recognize the transaction price allocated to the license as licensing revenue upon transfer of control of the license.

- Milestone payments: Contingent milestones at contract inception are estimated at the amount which is not probable of a material reversal and included in the transaction price using the most likely amount method. Milestone payments that are not within our control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received and therefore, the variable consideration is constrained. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such contingent milestones and any related constraints, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect earnings in the period of adjustment.

- Royalties: For arrangements that include sales-based royalties and a license of intellectual property that is deemed to be the predominant item to which the royalties relate, revenue is recognized at the later of when the related sales occur or when the performance obligation to which some or all of the royalties have been allocated has been satisfied (or partially satisfied). To date, royalty revenue resulting from licensing arrangements has not been material.

<u>Product Supply Revenue</u>: For arrangements that include a promise for the future supply of drug substance or drug product for either clinical development or commercial supply at the customer's discretion (manufacturing supply services), and it is determined to be distinct from the other performance obligations identified in the arrangement, we recognize the transaction price allocated to the manufacturing supply services as product supply revenue upon transfer of control of the product to the customer, which is upon delivery. Advanced payments from customers for the manufacturing of drug substance are recognized as deferred revenue until delivery.

<u>Non-Cash Royalty Revenue Related to the Sale of Future Royalties</u>: Royalties and commercialization milestones earned from Kyowa Kirin are recorded as non-cash royalty revenue. As discussed in *Note 8. Deferred Royalty Obligation Related to the Sale of Future Royalties*, future royalties and commercialization milestone payments we may receive under the Kyowa Kirin Agreement will be remitted to HCR pursuant to the HCR Agreement.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses, which involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We estimate our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with our service providers and make adjustments if necessary.

Service fee accruals are estimated based on the period over which each component of service will be performed, with vendor input if appropriate. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrued or prepaid expense balance accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our estimates of the status and timing may differ from the actual status and timing of services performed.

Retirement Savings Plan

We offer retirement saving plans through our 401(k) plan, which is available to all full-time employees. In June 2023, we expanded the benefit with the inclusion of a company matching contribution. We contribute to tax-qualified retirement plans for the benefit of employees who meet certain eligibility requirements and choose to participate in the plans. Participating employees specify the percentage of salary they wish to contribute from their compensation, and we make matching contributions. We recognized compensation costs from our contributions of $1.4 million, $1.1 million and $0.2 million in 2025, 2024 and 2023, respectively.

Stock-Based Compensation

Stock-based compensation expense is recognized for all stock-based payment awards made to employees, non-employees and directors based on estimated fair values. The grant date fair value of the awards is determined using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period and is reduced for estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Non-Cash Interest Expense on Deferred Royalty Obligation

In connection with the HCR Agreement, as discussed further in *Note 8. Deferred Royalty Obligation Related to the Sale of Future Royalties,* we recorded a liability related to the sale of future royalties and commercialization milestones that is amortized using the effective interest method over the estimated life of the HCR Agreement. As a result, we impute interest on proceeds received from HCR and record non-cash interest expense at the effective interest rate derived from estimated amounts and timing of future royalties and commercialization payments expected to be received by HCR.

Leases

Operating leases are included in right-of-use assets, current portion of operating lease liability and operating lease liability, net of current portion on our balance sheets. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, we use our incremental borrowing rate based on information available at the lease commencement date. Operating lease right-of-use assets also include any lease payments made and exclude lease incentives. Our lease terms may include options to extend or terminate a lease when it is reasonably certain that we will exercise any such option. Leases with an initial term of 12 months or less are not recorded on the balance sheets. Lease expense is recognized on a straight-line basis over the expected lease term. We have elected not to separate lease and non-lease components, such as common area maintenance charges, and instead account for these as a single lease component.

Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration of potential shares of common stock. Diluted net loss per common share in the periods presented is the same as basic net loss per common share because the effects of potentially dilutive securities are antidilutive due to net losses recognized for each period presented.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - *Improvements to Income Tax Disclosures*. The ASU provides additional transparency within the income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. We adopted ASU 2023-09 retrospectively in the 2025 fourth quarter and determined that the adoption did not have a material impact on our financial statements. Refer to the related disclosures presented in *Note 16. Income Taxes*.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220) - *Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses*, which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the financial statements. The new disclosure requirements are effective for our annual periods beginning January 1, 2027, and interim periods beginning January 1, 2028, with early adoption permitted, and may be applied either prospectively or retrospectively. We are in the process of evaluating the impact of this new guidance on our disclosures.

NOTE 3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The following table summarizes our cash, cash equivalents and short-term investments:

(in thousands)	December 31, 2025				December 31, 2024			
		Gross Unrealized				Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value	Amortized Cost	Gains	Losses	Fair Value
Cash and cash equivalents								
Cash	$ 18,569	$ —	$ —	$ 18,569	$ 16,282	$ —	$ —	$ 16,282
Money market funds	49,430	—	—	49,430	48,650	—	—	48,650
Total cash and cash equivalents	67,999	—	—	67,999	64,932	—	—	64,932
Short-term investments								
U.S. treasury securities	$ 95,052	$ 105	$ —	$ 95,157	$ 79,720	$ 58	$ (5)	$ 79,773
Commercial paper	46,421	32	(3)	46,450	37,061	19	(15)	37,065
U.S. government-sponsored agency bonds	27,330	36	—	27,366	45,960	29	(27)	45,962
Corporate bonds	22,557	25	—	22,582	17,415	4	(6)	17,413
Yankee bonds	5,132	3	—	5,135	1,972	—	(2)	1,970
Asset-backed securities	—	—	—	—	2,983	2	—	2,985
Total short-term investments	196,492	201	(3)	196,690	185,111	112	(55)	185,168
Total cash, cash equivalents and investments	$ 264,491	$ 201	$ (3)	$264,689	$ 250,043	$ 112	$ (55)	$250,100

Realized gains or losses have not been significant and are included in other income, net on our statements of operations and comprehensive loss.

Unrealized losses in 2025 and 2024 were not material. All of the short-term available-for-sale securities held as of December 31, 2025 and 2024 had contractual maturities of less than one year. We determined that none of our available-for-sale securities were other-than-temporarily impaired as of December 31, 2025 and 2024, and no investment was in a continuous unrealized loss position for more than one year. Therefore, we believe that it is more likely than not that the investments will be held until maturity or a forecasted recovery of fair value.

Based on our procedures under the expected credit loss model, including an assessment of unrealized losses in our portfolio, we concluded that any unrealized losses on our marketable securities were not attributable to credit and, therefore, we have not recorded an allowance for credit losses as of December 31, 2025 and 2024.

NOTE 4. FAIR VALUE MEASUREMENTS

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

Level 1 – Valuations are based on quoted prices in active markets for identical assets or liabilities and readily accessible by us at the reporting date.

Level 2 – Valuations based on inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on unobservable inputs for which there is little or no market data, which require us to develop our own assumptions.

The following table sets forth the fair value of our financial assets that are measured or disclosed on a recurring basis by level within the fair value hierarchy:

(in thousands)	December 31, 2025 Total Fair Value	Level 1	Level 2	Level 3	December 31, 2024 Total Fair Value	Level 1	Level 2	Level 3
Assets								
Money market funds	$ 49,430	$ 49,430	$ —	$ —	$ 48,650	$ 48,650	$ —	$ —
U.S. treasury securities	95,157	—	95,157	—	79,773	—	79,773	—
Commercial paper	46,450	—	46,450	—	37,065	—	37,065	—
U.S. government-sponsored agency bonds	27,366	—	27,366	—	45,962	—	45,962	—
Corporate bonds	22,582	—	22,582	—	17,413	—	17,413	—
Yankee bonds	5,135	—	5,135	—	1,970	—	1,970	—
Asset-backed securities	—	—	—	—	2,985	—	2,985	—
Total	$ 246,120	$ 49,430	$ 196,690	$ —	$ 233,818	$ 48,650	$ 185,168	$ —

Fair Value of Debt

The principal outstanding under our 2022 Loan Agreement is subject to a variable interest rate and therefore, we believe the carrying amount of the term loan approximates fair value as of December 31, 2025 and 2024. See *Note 9. Borrowing* for a description of the Level 2 inputs used to estimate the fair value of the liability.

The carrying value of the deferred royalty obligation related to the sale of future royalties approximates its fair value as of December 31, 2025 and 2024 and is based on our current estimate of future royalties and commercialization milestones expected to be received by HCR over the life of the HCR Agreement. See *Note 8. Deferred Royalty Obligation Related to the Sale of Future Royalties* for a description of the Level 3 inputs used to estimate the fair value of the liability.

NOTE 5. INVENTORY

Inventory consisted of the following:

(in thousands)	December 31, 2025	December 31, 2024
Raw materials	$ 28,009	$ 30,792
Work in process	88,259	58,685
Finished goods	6,839	1,707
Total	$ 123,107	$ 91,184
Reported as		
Inventory	$ 17,735	$ 21,173
Inventory, non-current	105,372	70,011
Total	$ 123,107	$ 91,184

Prepaid commercial manufacturing with third-party CMOs not included in inventory was $14.5 million and $16.4 million as of December 31, 2025 and 2024, respectively. There were no prepayments expected to be converted into inventory after 12 months as of December 31, 2025 and 2024.

NOTE 6. REVENUE

Disaggregation of total revenues by nature is as follows:

(in thousands)	Year Ended December 31,					
		2025		2024		2023
Product sales, net	$	377,808	$	319,196	$	82,526
Product supply revenue		15,879		11,649		6,121
Licensing revenue		5,088		78		35,809
Non-cash royalty revenue related to the sale of future royalties		8,545		2,692		—
Total revenues	$	407,320	$	333,615	$	124,456

Product Sales, Net

Products are primarily sold to wholesalers, GPOs and specialty pharmacies, and to a lesser extent, directly to retailers, hospitals, clinics and government agencies. Customer orders are generally fulfilled within a few days from receipt. Contractual performance obligations are fulfilled once our Customers receive the product and obtain legal title, at which point, they are able to direct the use of and obtain substantially all of the remaining benefits of the product.

Total product sales, net was as follows:

(in thousands)	Year Ended December 31,					
		2025		2024		2023
Product sales, net						
IBSRELA	$	274,207	$	158,286	$	80,062
XPHOZAH		103,601		160,910		2,464
Total product sales, net	$	377,808	$	319,196	$	82,526
Product sales, net as a percentage of total revenues		92.8 %		95.7 %		66.3 %

GTN Adjustments

We recognize revenue from product sales at the net sales price which includes estimates of variable consideration related to the following GTN adjustments:

- Discounts and chargebacks: We offer prompt pay discounts to our Customers for payment within a specified period, generally approximating two percent of the invoiced sales price. Our payment terms are generally 30 to 60 days. Chargebacks represent the estimated liability to wholesalers resulting from the difference between the wholesale acquisition cost and the lower program price offered to qualified government healthcare providers.

- Rebates, wholesaler and GPO fees: We are subject to discount obligations under governmental programs, such as Medicare and Medicaid. For the Medicaid program, we estimate the portion of sales attributed to Medicaid patients as rebates to be paid to the respective state. For the Medicare Part D program, beginning in 2025, we estimate the percentage of products sold to patients in the initial coverage and catastrophic coverage phases and adjust the transaction price for such discount at the time of sale. Prior to 2025, we paid a 70% discount to CMS when the Medicare Part D beneficiaries were in the coverage gap. Wholesaler and GPO fees are based on contracts and therefore require less estimation.

- Copay assistance and returns: We estimate the expected cost under the copay assistance program for qualified commercially-insured patients based on the terms of the program and redemption information provided by third-party claims processing organizations. We estimate products' returns based on products' actual returns history and other factors, including levels of our inventory in the distribution channel, estimated shelf life and historical sales returns of similar products.

Discounts, chargebacks, returns and wholesaler and GPO fees are reflected as reductions to receivables and are typically settled within contractual terms through credits to our Customers. All other GTN adjustments are reflected as a liability and settled through cash payments to our Customers or governmental payor programs, typically over various time periods that may span for multiple quarters.

The activities and ending reserve balances for each significant category of GTN adjustments on product sales, net, which constitute variable consideration, were as follows:

(in thousands)	Discounts and Chargebacks		Rebates, Wholesaler and GPO Fees		Copay Assistance and Returns		Total	
Balance as of December 31, 2023	$	478	$	4,234	$	3,916	$	8,628
Provisions		15,099		65,833		28,925		109,857
Credits/payments		(13,934)		(55,592)		(21,671)		(91,197)
Balance as of December 31, 2024		1,643		14,475		11,170		27,288
Provisions[1]		23,356		108,547		31,667		163,570
Credits/payments		(23,306)		(88,566)		(33,563)		(145,435)
Balance as of December 31, 2025	$	1,693	$	34,456	$	9,274	$	45,423

[1] Provisions included approximately $4.4 million of net favorable adjustment resulting from changes in prior periods' estimates.

Geographic Information and Concentrations

Revenues are attributed to geographical areas based on the location at which we earned revenue for product sales of IBSRELA and XPHOZAH or the domicile of our collaboration partners. A summary of our revenues by geographic area is as follows:

(in thousands)	Year Ended December 31,					
	2025		2024		2023	
United States[1]	$	377,808	$	319,196	$	83,276
International						
Asia Pacific[2]		29,170		14,341		41,121
North America[3]		342		78		59
Total revenues	$	407,320	$	333,615	$	124,456

[1] Revenues from the United States were comprised of amounts earned from sales of IBSRELA and XPHOZAH.
[2] Revenues from Asia Pacific were comprised of amounts earned in accordance with the Kyowa Kirin Agreement and the Fosun Agreement.
[3] Revenues from North America were comprised of amounts earned from Canada in accordance with the Knight Agreement.

Gross product sales from Customers and revenues from collaboration partners, each accounting for more than 10% of total revenues, were as follows:

	Year Ended December 31,		
	2025	2024	2023
Customers[1]			
BioRidge Pharma, LLC	65.9 %	75.4 %	24.0 %
Cardinal Health	21.4 %	14.5 %	19.8 %
McKesson Corporation	17.9 %	14.1 %	15.7 %
Cencora (formerly AmerisourceBergen Drug Corporation)	17.3 %	16.4 %	19.1 %
Collaboration partners			
Kyowa Kirin	5.9 %	4.3 %	29.0 %

[1] The total of the above percentages exceeds 100% as the numerators used in the calculations represent gross product sales for each Customer, as opposed to product sales, net as presented on our statements of operations and comprehensive loss.

NOTE 7. COLLABORATION AND LICENSING AGREEMENTS

We have out-licensed to external partners for the development and commercialization of tenapanor outside of the U.S. We recognize revenue from our agreements with Kyowa Kirin, Fosun Pharma and Knight as licensing revenue, product supply revenue or non-cash royalty revenue related to the sale of future royalties. Refer to *Note 2. Summary of Significant Accounting Policies* for more information about our significant accounting policies for such revenue streams.

The following table summarizes total revenues by collaboration partner:

(in thousands)	Year Ended December 31,					
	2025		**2024**		**2023**	
Licensing revenue						
Kyowa Kirin	$	—	$	—	$	30,000
Fosun Pharma		5,000		—		5,000
METiS		—		—		750
Knight		88		78		59
Total licensing revenue	$	5,088	$	78	$	35,809
Product supply revenue						
Kyowa Kirin	$	15,625	$	11,649	$	6,092
Knight		254		—		29
Total supply revenue	$	15,879	$	11,649	$	6,121
Non-cash royalty revenue related to the sale of future royalties						
Kyowa Kirin	$	8,545	$	2,692	$	—

The following table presents changes in our current and non-current deferred revenue balances, which are primarily attributable to Kyowa Kirin:

(in thousands)	2025				2024			
	Current		**Non-Current**		**Current**		**Non-Current**	
Deferred revenue balance as of January 1,	$	10,686	$	7,232	$	7,182	$	8,644
Prepaid product supply		1,433		6,467		3,716		8,212
Product supply delivered		(10,913)		—		(9,836)		—
Reclassify amounts to be recognized in the next twelve months		—		—		9,624		(9,624)
Deferred revenue balance as of December 31,	$	1,206	$	13,699	$	10,686	$	7,232

Kyowa Kirin

We granted Kyowa Kirin an exclusive license (Kyowa Kirin Agreement) to develop and commercialize certain NHE3 inhibitors including tenapanor in Japan for the treatment of cardiorenal diseases and conditions, excluding cancer, in exchange for (i) future royalties defined below; (ii) an upfront license fee of $30.0 million, recognized upon execution of the agreement; (iii) potential future development and regulatory milestones of up to $55.0 million, of which $35.0 million has been recognized as revenue to date; and (iv) commercialization milestones of up to ¥8.5 billion (or approximately $54.5 million at the currency exchange rate as of December 31, 2025), of which $3.4 million has been recognized as revenue to date. In addition, we are eligible to receive royalties on net sales of tenapanor in Japan throughout the term of the agreement. Under a Commercial Supply Agreement, we supply tenapanor drug substance that will be used to satisfy Kyowa Kirin's commercial needs which includes advanced payments for reimbursement of costs plus a reasonable overhead for the supply of product.

The Kyowa Kirin Agreement was amended to reduce the royalty rate Kyowa Kirin would pay on tenapanor sales in Japan from high teens to low double digits for a two-year period of time following the first commercial sale in Japan, and then to mid-single digits for the remainder of the royalty term. As consideration for the reduced royalty rate, Kyowa Kirin agreed to pay us up to an additional $40.0 million payable in two tranches: (i) the first payment due following Kyowa Kirin's filing with the Japanese MHLW of its application for marketing approval for tenapanor, recognized as revenue in 2022; and (ii) the second payment due following Kyowa Kirin's receipt of regulatory approval to market tenapanor for hyperphosphatemia in Japan, recognized as revenue in 2023. As discussed in *Note 8. Deferred Royalty Obligation Related to the Sale of Future Royalties*, future royalties and commercialization milestone payments we may receive under the license, as amended, will be remitted to HCR pursuant to the HCR Agreement.

In February 2024, Kyowa Kirin announced the launch of tenapanor, marketed as PHOZEVEL®, for patients with CKD with hyperphosphatemia in Japan. Following the launch, we began to recognize earned royalties and commercialization milestones from sales of tenapanor in Japan, which are remitted to HCR in accordance with the HCR Agreement.

The first commercialization milestone was achieved in the 2025 third quarter, triggering a ¥500.0 million payment to us, or approximately $3.4 million at the currency exchange rate as of September 30, 2025. This milestone was recorded as non-cash royalty revenue related to the sale of future royalties on our statements of operations and comprehensive loss and was remitted to HCR upon receipt.

Fosun Pharma

We have an exclusive license agreement with Fosun Pharma (Fosun Agreement) for the development, commercialization and distribution of tenapanor in China for both hyperphosphatemia and IBS-C. The Fosun Agreement granted exclusive license rights to Fosun Pharma in exchange for (i) an upfront license fee of $12.0 million, recognized upon execution of the agreement; and (ii) potential future development and commercialization milestones of up to $113.0 million, of which $13.0 million has been recognized as revenue to date. In addition, we are eligible to receive reimbursement of cost plus a reasonable overhead for the supply of product and tiered royalties on net sales ranging from the mid-teens to 20%.

In February 2025, we announced the NDA approval by China's Center for Drug Evaluation of the NMPA for tenapanor in the control of serum phosphorus in adult patients with CKD on hemodialysis. This approval triggered a $5.0 million milestone to us, which was recorded as licensing revenue on our statements of operations and comprehensive loss when earned during the 2025 first quarter and was received in April 2025.

Knight

We have an exclusive license agreement with Knight (Knight Agreement) for the development, commercialization and distribution of tenapanor in Canada for hyperphosphatemia and IBS-C. The Knight Agreement granted exclusive license rights to Knight in exchange for (i) an upfront license fee of $2.3 million, recognized upon execution of the agreement; and (ii) potential future development and commercialization milestones of up to CAD 22.2 million (or approximately $16.2 million at the currency exchange rate as of December 31, 2025), of which $0.7 million has been recognized as revenue to date. In addition, we are eligible to receive royalties ranging from the mid-single digits to the low twenties throughout the term of the agreement and a transfer price for manufacturing supply services.

METiS

We have an exclusive license agreement with METiS Therapeutics Inc., (METiS Agreement) for the development and commercialization of a portfolio of TGR5 agonist compounds that we discovered and developed for all therapeutic areas in exchange for (i) an upfront license fee of $0.8 million, recognized upon execution of the agreement in 2023; and (ii) potential future development and commercialization milestones of up to $243.0 million. In addition, we are also eligible to receive royalties ranging within the mid-single digits throughout the term of the agreement.

AstraZeneca

We had a termination agreement with AstraZeneca (AstraZeneca Termination Agreement), pursuant to which we agreed to pay AstraZeneca (i) future royalties at a royalty rate of 10% of net sales of tenapanor or other NHE3 products by us or our licensees; and (ii) 20% of non-royalty revenue received from a new collaboration partner should we elect to license, or otherwise provide rights to develop and commercialize tenapanor or other NHE3 products, up to a maximum of $75.0 million in aggregate for (i) and (ii). Royalty expense recognized under this agreement as cost of sales on our statements of operations and comprehensive loss was $12.7 million, $34.7 million and $12.4 million in 2025, 2024 and 2023, respectively. As of the end of the 2025 second quarter, we had fully recognized the maximum $75.0 million royalty obligation, which had been fully remitted as of the end of the 2025 third quarter.

NOTE 8. DEFERRED ROYALTY OBLIGATION RELATED TO THE SALE OF FUTURE ROYALTIES

We and HCR have an agreement in which HCR agreed to pay up to $20.0 million in exchange for future royalties and commercialization milestone payments that we may receive under our Kyowa Kirin Agreement, as discussed further in *Note 7. Collaboration and Licensing Agreements*. The $20.0 million was payable as follows: (i) $10.0 million upfront upon agreement execution, received in June 2022; (ii) $5.0 million upon Kyowa Kirin's receipt of regulatory approval to market tenapanor for hyperphosphatemia in Japan, received in October 2023; and (iii) $5.0 million in the event net sales of tenapanor in Japan by Kyowa Kirin exceeded a defined annual target level by the end of 2025, which was not achieved as of December 31, 2025. The HCR Agreement is effective until terminated by the mutual agreement of the parties and contains customary representations and warranties and customary affirmative and negative covenants.

Payments received from HCR are recorded as a deferred royalty obligation on our balance sheets. Due to our ongoing manufacturing obligations under the Kyowa Kirin Agreement, we account for the proceeds as imputed debt and therefore recognize royalties and commercialization milestones earned under the Kyowa Kirin Agreement as non-cash royalty revenue. Non-cash interest expense is recorded at the imputed interest rate derived from estimated amounts and timing of future royalties and commercialization milestone payments expected to be received by HCR. In conjunction with the HCR Agreement, we incurred approximately $0.4 million in transaction costs, which, along with the deferred royalty obligation, are being amortized as non-cash interest expense over the estimated life of the HCR Agreement using the effective interest method. The deferred royalty obligation will be effectively repaid over the life of the HCR Agreement as we remit to HCR royalties and commercialization milestones paid to us by Kyowa Kirin. We periodically assess the estimated amounts and timing of future royalties and commercialization milestone payments from Kyowa Kirin and, to the extent that the amount or timing of such payments is materially different than our original estimates, we prospectively adjust the imputed interest rate and the related amortization of the deferred royalty obligation.

A summary of financial information related to the HCR Agreement is as follows:

($ in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Non-cash interest expense related to the sale of future royalties	$ (8,296)	$ (7,088)	$ (3,924)
Effective interest rate	25.4 %	31.0 %	34.7 %

(in thousands)	**2025**	**2024**	**2023**
Deferred royalty obligation balance as of January 1,	$ 25,527	$ 20,179	$ 11,254
Proceeds received from HCR	—	—	5,000
Non-cash interest expense related to the sale of future royalties	8,296	7,088	3,924
Royalty and commercialization milestone payments remitted to HCR	(7,947)	(1,740)	—
Other	—	—	1
Deferred royalty obligation balance as of December 31,	$ 25,876	$ 25,527	$ 20,179

NOTE 9. BORROWING

Long-term borrowing was as follows:

(in thousands)	December 31,		Interest rate
	2025	**2024**	
Principal			
Term A Loan	$ 27,500	$ 27,500	7.95% + 0.022% + SOFR (subject to a floor of 1.0%)
Term B Loan	22,500	22,500	7.95% + 0.022% + SOFR (subject to a floor of 1.0%)
Term C Loan	50,000	50,000	4.25% + 0.022% + SOFR (subject to a floor of 4.7%)
Term D Loan	50,000	50,000	4.00% + 0.022% + SOFR (subject to a floor of 4.7%)
Term E Loan	50,000	—	4.00% + 0.022% + SOFR (subject to a floor of 4.7%)
Total principal	200,000	150,000	
Adjustments to principal value			
Unamortized discount and debt issuance costs	(1,127)	(1,136)	
Accreted value of final fee	3,961	1,989	
Total long-term debt	202,834	150,853	
Less: Current portion of long-term debt	—	—	
Long-term debt, net of current portion	$ 202,834	$ 150,853	

We have a loan and security agreement (as amended, 2022 Loan Agreement) with SLR, as collateral agent, and the lenders listed in the 2022 Loan Agreement (collectively, the 2022 Lenders).

On June 30, 2025, we entered into an amendment to our 2022 Loan Agreement (the Fifth Amendment), by and between us and the 2022 Lenders. The Fifth Amendment, among other things, (i) provided for the immediate draw of the principal amount of $50.0 million (the Term E Loan and together with the Term A, B, C and D Loans, the Five Loans) on the closing date of the Fifth Amendment; and (ii) provides us with the option to draw an additional $100.0 million of committed senior secured term loans, consisting of two separate term loans, each in a principal amount of $50.0 million: (a) the first of which is available at our election through June 30, 2026 (the Term F Loan) and (b) the second of which is available at our election through

December 20, 2026 (the Term G Loan and, together with the Term F Loan, the Incremental Term Loans). We concluded that the Fifth Amendment was a modification to the 2022 Loan Agreement and is accounted for accordingly.

The interest rate for each of the Incremental Term Loans, if drawn, will be 4.95% plus the 1-month CME Term SOFR reference rate as published by the CME Term SOFR Administrator on the CME Term SOFR Administrator's Website, subject to a SOFR floor of 3.50%.

Under the Fifth Amendment, the maturity date for the Term E Loan (and the other outstanding term loans) remains July 1, 2028. We are permitted to make interest-only payments on the Term E Loan (and the other outstanding term loans) through July 1, 2028. The maturity date for each of the Incremental Term Loans will be July 1, 2030. We will be permitted to make interest-only payments on the Incremental Term Loans from the date each of the Incremental Term Loans is drawn through July 1, 2030.

We paid fees of $0.2 million, $0.1 million, $0.3 million, $0.3 million and $0.3 million on each funding date of the Term A, Term B, Term C, Term D and Term E Loans, respectively. In addition, we paid a facility fee of $1.0 million with respect to the Incremental Term Loans on the closing date of the Fifth Amendment.

We are obligated to pay a final fee equal to 4.95% of the aggregate original principal amount of the Five Loans, upon the earliest to occur of July 1, 2028, the acceleration of the Five Loans, and the prepayment, refinancing, substitution, or replacement of the Five Loans. We will be obligated to pay a final fee equal to 3.45% of the aggregate original principal amount of the Incremental Term Loans, to the extent such loans are funded, upon the earliest of any final termination, acceleration, prepayment or July 1, 2030.

We may voluntarily prepay all amounts outstanding under the Five Loans, subject to a prepayment premium of one percent of the outstanding principal amount of the Five Loans if prepaid prior to July 1, 2028. We may voluntarily prepay all amounts outstanding under the Incremental Term Loans, if drawn, subject to a prepayment premium of two percent of the outstanding principal amount of the Incremental Term Loans if prepaid prior to June 30, 2026 and one percent of the outstanding principal amount of the Incremental Term Loans if prepaid after June 30, 2026 and prior to July 1, 2030.

The 2022 Loan Agreement contains certain covenants, including a single financial covenant that the sum of our net product revenue, calculated on a trailing six-month basis, plus unrestricted cash and cash equivalents that are subject to a first-priority perfected lien in favor of SLR, shall be greater than or equal to 100% of the principal amount outstanding under the 2022 Loan Agreement. In addition, the 2022 Loan Agreement contains subjective acceleration clauses to accelerate the maturity of outstanding principal amount in the event that a material adverse change has occurred within the business, operations or financial condition of the Company. As of December 31, 2025, we believe that the likelihood of the acceleration of the maturity due to subjective acceleration clauses is remote.

The total unaccreted final fee was $5.9 million and $5.4 million as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, our total future payment obligation related to the outstanding balance of the term loans, excluding interest payments, was $209.9 million, which is due on July 1, 2028.

NOTE 10. DERIVATIVE LIABILITIES

2018 Exit Fee

In October 2023, we received approval from the FDA for XPHOZAH to reduce serum phosphorus in adults with CKD on dialysis as add-on therapy in patients who have an inadequate response to phosphate binders or who are intolerant of any dose of phosphate binder therapy. In connection with a previous loan agreement (2018 Loan Agreement), we became obligated to pay an exit fee of $1.5 million, which was paid in October 2023.

2022 Exit Fee

The 2022 Loan Agreement obligated us to pay an exit fee in the amount of two percent of the Original Loans funded upon (i) any change of control transaction or (ii) our achievement of net revenue from the sale of any products equal to or greater than $100.0 million, measured on a six-month basis (Revenue Milestone), tested monthly at the end of each month. The Revenue Milestone was achieved in the 2024 second quarter, resulting in a $1.0 million payment that was settled in October 2024.

NOTE 11. LEASES

Our lease obligation is comprised of operating leases for our offices with remaining lease terms ranging from approximately two years to four years and each containing customary rent escalation clauses. Each of our leases contains one renewal, at our option, for a five-year period. We have not included these renewal periods in the calculation of the right-of-use assets and lease liabilities since it is uncertain whether we will exercise the renewal options.

The following table provides additional details of our facility leases presented in our balance sheets:

($ in thousands)	December 31,	
Facilities	**2025**	**2024**
Right-of-use assets	$ 4,795	$ 2,380
Current portion of lease liabilities	$ 1,479	$ 1,562
Operating lease liability, net of current portion	3,641	1,023
Total lease liabilities	$ 5,120	$ 2,585
Weighted-average remaining term (in years)	3.1	1.8
Weighted-average discount rate	5.6 %	6.5 %

The lease costs, which are included in our statements of operations and comprehensive loss, and the supplemental cash flow information related to the leases were as follows:

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Operating lease expense	$ 2,211	$ 4,699	$ 3,857
Cash paid for operating leases	$ 2,093	$ 4,931	$ 4,481

The following table summarizes our undiscounted cash payment obligations for our operating lease liabilities as of December 31, 2025:

(in thousands)	Operating Leases
2026	$ 1,784
2027	1,836
2028	1,402
2029	575
Thereafter	—
Total undiscounted operating lease payments	5,597
Imputed interest expenses	(477)
Total operating lease liabilities	5,120
Less: Current portion of operating lease liability	(1,479)
Operating lease liability, net of current portion	$ 3,641

NOTE 12. STOCKHOLDERS' EQUITY

In January 2023, we entered into the 2023 Open Market Sales Agreement with Jefferies with respect to an "at-the-market offering" program, which was established under the Company's shelf registration statement on Form S-3 and expired in January 2026. Under the 2023 Open Market Sales Agreement, we sold a total of 16.8 million shares of our common stock and received gross proceeds of $70.0 million at a weighted average sales price of approximately $4.17. During the year ended December 31, 2025, we did not sell any shares under the 2023 Open Market Sales Agreement.

In November 2025, we filed an automatic shelf registration statement on Form S-3ASR, which became effective upon filing, containing (i) a base prospectus, which covers the offering, issuance and sale from time to time in one or more offerings of our common stock, preferred stock, debt securities, warrants and/or units; and (ii) a prospectus supplement for the offering, issuance and sale of up to a maximum aggregate offering price of $100.0 million of our common stock that may be issued and sold from time to time, under the 2025 Open Market Sales Agreement, deemed to be "at-the-market offerings." Pursuant to the 2025 Open Market Sales Agreement, Jefferies, as sales agent, may receive a commission of up to three percent of the gross sales price for shares of our common stock sold under the 2025 Open Market Sales Agreement. As of December 31, 2025, there have been no sales of our common stock under the 2025 Open Market Sales Agreement.

NOTE 13. EQUITY INCENTIVE PLANS

2014 Plan

The 2014 Equity Incentive Plan (2014 Plan), effective on June 18, 2014, provided for the stock-based compensation awards, including stock options, stock appreciation rights, restricted stock, service-based RSUs, performance-based RSUs, deferred stock, deferred stock units, dividend equivalents, stock payments and performance awards. The 2014 Plan initially reserved 1.5 million shares, including the 35 thousand shares remaining for future awards under a previous equity incentive plan (2008 Plan), with up to 1.2 million additional shares which could be added from forfeited or lapsed awards from the 2008 Plan. The 2014 Plan allowed for an annual increase in the number of shares available for issuance on the first day of each year through 2024, equal to the lesser of four percent of our outstanding common stock on the last day of the immediately preceding year or a smaller amount determined by the board of directors (2014 Plan evergreen provision).

On June 14, 2024, stockholders approved the Amended and Restated 2014 Equity Incentive Award Plan (2014 A&R Plan). The key provisions pursuant to the 2014 A&R Plan included (i) an addition of 19.0 million shares to the total existing share reserve; (ii) the removal of the 2014 Plan evergreen provision such that any increase to the total number of shares that may be issued must be approved by our stockholders; and (iii) an increase for the limit of shares that may be issued upon exercise of incentive stock options from 10.7 million to 58.5 million shares. In addition to increases resulting from repurchases, forfeitures, expirations and cancellations of awards under the 2008 Plan, shares reserved for issuance under the 2014 A&R Plan will be increased by the number of shares subject to awards granted under the Inducement Plan, as discussed below, that are repurchased, forfeited, expire or are cancelled on or after June 14, 2024. As a result, no new awards would be made under the Inducement Plan following June 14, 2024.

On June 18, 2025, stockholders approved the Equity Plan Amendment to the 2014 A&R Plan to (i) increase the number of shares reserved for issuance under the 2014 A&R Plan by 10.0 million shares; and (ii) increase the limit of shares that may be issued upon exercise of incentive stock options from 58.5 million to 68.5 million shares. As of December 31, 2025, approximately 16.9 million shares of our common stock were available for future issuance under the 2014 A&R Plan, as amended.

2016 Plan

In November 2016, our board of directors approved the 2016 Employment Commencement Incentive Plan (Inducement Plan) under which 1.0 million shares were reserved. In January 2021, January 2022, December 2022 and January 2024, 0.5 million, 2.0 million, 3.0 million and 5.8 million shares, respectively, were added to the Inducement Plan. As of December 31, 2025, 9.0 million shares of our common stock were subject to inducement grants that were issued pursuant to the Inducement Plan. As of December 31, 2025, no additional shares of our common stock were available for future issuance under the 2016 Plan.

Stock Options

A summary of our stock option activity and related information for the year ended December 31, 2025 is as follows:

	Number of Shares (in thousands)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2024	28,085	$ 5.63		
Options granted	9,011	$ 5.08		
Options exercised	(1,880)	$ 2.20		
Options forfeited or canceled	(6,239)	$ 6.29		
Balance as of December 31, 2025	28,977	$ 5.54	6.4	$ 37,405
Vested and expected to vest as of December 31, 2025	28,977	$ 5.54	6.4	$ 37,405
Exercisable as of December 31, 2025	18,133	$ 5.43	5.1	$ 28,181

The aggregate intrinsic value represents the difference between the total pre-tax value (i.e., the difference between our stock price and the exercise price of stock options outstanding as of December 31, 2025, based on our common stock closing price of $5.83 per share, which would have been received by the option holders if all their in-the-money options had been exercised as of that date.

The intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $9.6 million, $19.6 million and $1.1 million, respectively. The total fair value of options vested during the years ended December 31, 2025, 2024 and 2023 was $68.1 million, $61.0 million and $24.9 million, respectively.

The weighted-average grant-date estimated fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $3.19, $6.22 and $2.36 per share, respectively. The estimated grant date fair value of employee stock options was calculated using the Black-Scholes option-pricing model, based on the following weighted-average assumptions:

	Year Ended December 31,		
	2025	2024	2023
Expected term (in years)	4.0	5.4	5.1
Expected volatility	77.6 %	100.8 %	97.6 %
Risk-free interest rate	3.1 %	4.0 %	3.8 %
Dividend yield	— %	— %	— %

Expected Term—We estimate the expected term of our options based upon historical exercises and post-vesting termination behavior.

Expected Volatility—We use the historic volatility of our own stock over the retrospective period corresponding to the expected remaining term of the options to compute our expected stock price volatility.

Risk-Free Interest Rate—The risk-free interest rate assumption is based on the zero-coupon U.S. treasury instruments on the date of grant with a maturity date consistent with the expected term of our stock option grants.

Dividend Yield—To date, we have not declared or paid any cash dividends and do not have any plans to do so in the future. Therefore, we use an expected dividend yield of zero.

Restricted Stock Units

A summary of our RSUs activity and related information for the year ended December 31, 2025 is as follows:

	Number of RSUs (in thousands)	Weighted-Average Grant Date Fair Value per Share
Non-vested restricted stock units as of December 31, 2024	8,013	$ 6.59
Granted	11,291	$ 5.15
Vested	(4,070)	$ 5.75
Forfeited	(2,651)	$ 5.93
Non-vested restricted stock units as of December 31, 2025	12,583	$ 5.71
Restricted stock units exercisable (vested and deferred) as of December 31, 2025	21	

The total estimated fair value of RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $21.7 million, $16.4 million and $3.5 million, respectively.

Issuance of Common Stock for Services

During the years ended December 31, 2025, 2024 and 2023, we issued approximately 0.1 million, 41 thousand and 0.1 million shares, respectively, of our common stock to members of the board of directors who elected to receive stock in lieu of their cash fees under our Non-Employee Director Compensation Program, as amended. In 2025, our board of directors adopted the Fifth Amended and Restated Non-Employee Director Compensation Program, under which the board may provide each director with the opportunity to defer the settlement of restricted stock units to be granted to a future date. The shares issued during the years ended December 31, 2025, 2024 and 2023 were valued at $0.3 million, $0.3 million and $0.3 million, respectively, based on the fair value of the common stock on the date of grant.

Employee Stock Purchase Plan

The 2014 ESPP, effective on June 18, 2014, initially reserved approximately 0.2 million shares of our common stock for our eligible employees to purchase shares of our common stock at a discount. If approved by the administrator of the ESPP, on the first day of each calendar year through 2024, the number of shares in the reserve increased by an amount equal to the lesser of (i) one percent of the shares of our common stock outstanding on the last day of the immediately preceding fiscal year; and (ii) such number of shares of our common stock as determined by the board of directors (2014 ESPP evergreen provision); provided, however, no more than 2.2 million shares of our common stock could be issued under the ESPP.

On June 14, 2024, stockholders approved the Amended and Restated 2014 ESPP (A&R ESPP). The key provisions pursuant to the A&R ESPP included (i) an addition of 3.0 million shares to the total existing share reserve; and (ii) the removal of the 2014 ESPP evergreen provision such that no evergreen increases would be made after June 14, 2024.

During the years ended December 31, 2025, 2024 and 2023, we issued approximately 0.4 million, 0.5 million and 0.4 million shares, respectively, at an average share price of $4.46, $4.64 and $1.85, respectively, pursuant to the ESPP. As of December 31, 2025, approximately 3.3 million shares of our common stock were available for future issuance under the A&R ESPP.

The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of ESPP purchase rights granted to our employees:

	Year Ended December 31,		
	2025	**2024**	**2023**
Expected term (in years)	0.5	0.5	0.5
Expected volatility	72.6 %	82.8 %	86.0 %
Risk-free interest rate	4.2 %	5.0 %	5.3 %
Dividend yield	— %	— %	— %

Stock-Based Compensation Expense

Stock-based compensation expense for stock options, RSUs and our ESPP included in our statements of operations and comprehensive loss was as follows:

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Selling, general and administrative	$ 38,650	$ 27,791	$ 9,952
Research and development	10,312	9,590	3,578
Total	$ 48,962	$ 37,381	$ 13,530

A summary of our total unrecognized stock-based compensation expense, net of estimated forfeitures, as of December 31, 2025 is as follows:

	Unrecognized Compensation Expense (in thousands)	Average Remaining Vesting Period (in years)
Stock option grants	$ 46,330	2.53
RSU grants	$ 67,104	2.88
ESPP	$ 107	0.17

NOTE 14. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

(in thousands)	December 31, 2025		December 31, 2024	
Office equipment and furniture	$	2,686	$	2,923
Leasehold improvements		2,148		9,144
Laboratory equipment		—		46
Property and equipment, gross		4,834		12,113
Less: Accumulated depreciation		(2,650)		(10,618)
Total property and equipment, net	$	2,184	$	1,495

We recognized depreciation expense in the amount of $0.8 million, $0.5 million and $0.6 million in 2025, 2024 and 2023, respectively.

NOTE 15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

(in thousands)	December 31, 2025		December 31, 2024	
Accrued gross to net revenue liabilities	$	30,272	$	10,112
Accrued sales and marketing expenses		4,598		3,696
Accrued contract manufacturing expenses		2,821		1,402
Accrued medical affairs expenses		2,538		817
Accrued payments due to AstraZeneca		—		12,077
Other		7,348		6,538
Total accrued expenses and other current liabilities	$	47,577	$	34,642

NOTE 16. INCOME TAXES

The components of our provision for income taxes were as follows:

(in thousands)	Year Ended December 31, 2025		2024		2023	
Loss before provision for income taxes						
U.S.	$	(60,630)	$	(38,870)	$	(65,520)
Provision for income taxes						
Current						
State	$	469	$	266	$	47
Foreign		500		—		500
Total current		969		266		547
Deferred						
Federal		—		—		—
Total deferred		—		—		—
Total provision for income taxes	$	969	$	266	$	547

A reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

($ in thousands)	Year Ended December 31,					
	2025		2024		2023	
	$	%	$	%	$	%
Income tax at the federal statutory rate	$ (12,732)	21.0 %	$ (8,163)	21.0 %	$ (13,759)	21.0 %
State and local income taxes, net of federal effect[1]	401	(0.7)%	191	(0.5)%	13	— %
Foreign tax effects	500	(0.8)%	—	— %	500	(0.8)%
Tax credits						
Research and development tax credits	(936)	1.5 %	—	— %	(215)	0.3 %
Other	(500)	0.8 %	—	— %	(500)	0.8 %
Changes in valuation allowance	9,367	(15.4)%	8,023	(20.6)%	13,601	(20.8)%
Nontaxable or nondeductible items						
Section 162(m) limitation	1,322	(2.2)%	2,247	(5.8)%	1,217	(1.9)%
Stock-based compensation	3,672	(6.1)%	(2,003)	5.2 %	(65)	0.1 %
Other	(125)	0.2 %	(29)	0.1 %	(245)	0.4 %
Effective tax rate	$ 969	(1.7)%	$ 266	(0.6)%	$ 547	(0.9)%

[1] State and local income taxes that made up the majority (greater than 50%) of the tax effect in this category included: Kentucky in 2025 and 2024; and South Carolina and Kentucky in 2023.

The following table presents our income taxes paid, net of refunds, which are all attributable to state and local:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Kentucky	$ 391	$ 50	*
Texas	41	18	5
South Carolina	*	105	18
New Jersey	*	*	8
New York	*	40	7
Massachusetts	*	20	*
Other	53	33	13
Total	$ 485	$ 266	$ 51

* Jurisdiction below the threshold for the period presented.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their income tax bases, as well as from net operating loss and tax credit carryforwards. Significant components of our deferred tax assets were as follows:

(in thousands)	December 31, 2025	December 31, 2024
Deferred tax assets		
Net operating loss carryforwards	$ 124,100	$ 103,643
Amortization and depreciation	44,703	64,237
Tax credits	17,109	15,529
Stock-based compensation	13,446	11,226
Deferred royalty obligation	6,497	6,409
Other	14,941	8,122
Deferred tax assets	220,796	209,166
Valuation allowance	(219,592)	(208,568)
Deferred tax assets net of valuation allowance	1,204	598
Deferred tax liabilities		
Right-of-use asset	(1,204)	(598)
Deferred tax liabilities	(1,204)	(598)
Net deferred taxes	$ —	$ —

Realization of deferred tax assets is dependent on future taxable income, if any, the timing and the amount of which are uncertain. We assess the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant component of objective negative evidence evaluated was our cumulative loss incurred over the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of December 31, 2025, 2024 and 2023, a full valuation allowance has been recorded against our deferred tax assets. The valuation allowance increased by $11.0 million in 2025, primarily attributable to net operating loss carryforwards and stock-based compensation. The amount of the deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence, such as cumulative losses, are no longer present. In such cases, additional weight may be given to subjective evidence, such as our projections for growth.

As of December 31, 2025, we had net operating loss carryforwards for federal income tax purposes of approximately $572.8 million, of which approximately $422.7 million can be carried forward indefinitely and the remaining net operating losses begin to expire in 2030, if not utilized. We had approximately $19.5 million of federal research and development tax credit carryforwards and approximately $2.2 million of foreign tax credit carryforwards that begin to expire in 2027, if not utilized.

In addition, we had net operating loss carryforwards for California income tax purposes of approximately $101.6 million that begin to expire in 2030, if not utilized, and state research and development tax credit carryforwards of approximately $9.4 million that do not expire. We had approximately $0.1 million of minimum tax credit carryovers for California income tax purposes that do not expire. We had other state net operating losses of approximately $128.6 million that begin to expire in 2031.

The future utilization of net operating loss and tax credit carryforwards may be subject to an annual limitation, pursuant to Internal Revenue Code Sections 382 and 383, as a result of ownership changes that may have occurred previously or that could occur in the future. Due to the existence of the valuation allowance, limitations under Section 382 and 383 will not impact our effective tax rate.

In July 2025, the One Big Beautiful Bill Act (OBBBA) was enacted into law. The OBBBA makes permanent many of the expired and expiring tax provisions of the Tax Cuts and Jobs Act and restores certain business provisions, including the immediate expensing of domestic research and development costs. In addition, the OBBBA allows for an accelerated deduction of the unamortized domestic research and development costs capitalized during the 2022 through 2024 tax years. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The enactment of the OBBBA did not have a material impact on our financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2025	2024	2023
Balance as of January 1,	$ 22,919	$ 23,625	$ 24,075
Additions based on tax positions related to current year	864	105	262
Additions based on tax positions related to prior year	—	—	99
Subtractions based on tax positions related to prior year	(811)	(811)	(811)
Balance as of December 31,	$ 22,972	$ 22,919	$ 23,625

We recognize a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition at the effective date to be recognized. None of our unrecognized tax benefits would impact the effective tax rate if recognized, because the benefit would be offset by an increase in the valuation allowance.

We have elected to include interest and penalties as a component of tax expense. During the years ended December 31, 2025, 2024 and 2023, we did not recognize accrued interest and penalties related to unrecognized tax benefits.

We file a U.S. federal income tax return and income tax returns in various state and local jurisdictions. Due to our net operating loss and tax credit carryforwards, the income tax returns remain open to U.S. federal and state tax examinations. We are not currently under examination in any tax jurisdiction.

NOTE 17. SEGMENT REPORTING

We operate in a single reportable segment with a mission to develop and commercialize innovative medicines that meet significant unmet medical needs. A centralized research and development organization, supply chain organization and commercial organization are all responsible for the development, manufacturing, supply and sale of our products. Our business is also supported by centralized corporate functions. We currently operate primarily in the U.S. and earn revenues from sales of IBSRELA and XPHOZAH, both branded products derived from tenapanor, a molecule developed from our unique and innovative platform. In addition to commercializing IBSRELA and XPHOZAH, we are also developing a next-generation NHE3 inhibitor that we believe can have application across multiple therapeutic areas. Collaboration and licensing agreements with external partners are utilized for development and commercialization activities outside the U.S. Currently, we maintain such agreements for certain indications of tenapanor in Japan (Kyowa Kirin), China (Fosun Pharma) and Canada (Knight), as discussed further in *Note 7. Collaboration and Licensing Agreements*. We recognize other revenues in the form of licensing revenue, product supply revenue or non-cash royalty revenue related to the sale of future royalties under such agreements. Royalties and commercialization milestones earned under the Kyowa Kirin Agreement are subject to a separate agreement where such revenue payments are sold to HCR, as discussed further in *Note 8. Deferred Royalty Obligation Related to the Sale of Future Royalties*.

Our Chief Executive Officer (CEO) is our Chief Operating Decision Maker (CODM), responsible for allocating resources and assessing the Company's performance using aggregated financial information. Utilizing aggregated financial information enables the CODM to determine the most appropriate resource allocation across the commercial organization, research and development projects or other initiatives consistent with our long-term corporate wide strategic goals. The CODM primarily uses aggregated net loss as reported on the statements of operations and comprehensive loss to measure segment loss, supplemented by certain additional significant expense details reflected in the table below.

Detailed information regarding our single operating segment's significant revenues, expenses and operating loss is as follows:

		Year Ended December 31,				
(in thousands)		**2025**		**2024**		**2023**
Revenues						
Product sales, net	$	377,808	$	319,196	$	82,526
Other revenues[1]		29,512		14,419		41,930
Total revenues		407,320		333,615		124,456
Less						
Cost of product sales[2]		11,185		6,851		2,323
Other cost of revenue[3]		28,352		43,705		15,472
Research and development[4]		58,429		39,480		29,231
Selling[4]		226,925		162,957		80,028
General and administrative[4]		58,662		52,916		34,020
Stock-based compensation		48,962		37,381		13,530
Other segment expenses[5]		15,782		18,275		13,128
Total costs and operating expenses		448,297		361,565		187,732
Consolidated loss from operations		(40,977)		(27,950)		(63,276)
Other reconciliation items[6]		(20,622)		(11,186)		(2,791)
Consolidated net loss	$	(61,599)	$	(39,136)	$	(66,067)

[1] *Other revenues* includes revenues from our collaboration partnerships, including licensing revenue, product supply revenue and non-cash royalty revenue related to the sale of future royalties.

[2] *Cost of product sales* includes the cost of commercial goods sold to our Customers, such as the cost of materials, third-party contract manufacturing, third-party packaging services, freight, labor costs for personnel involved in the manufacturing process and indirect overhead costs.

[3] *Other cost of revenue* includes the cost of materials sold to our collaboration partners under product supply agreements, certain costs related to capacity expansion at current and future CMOs and payments due to AstraZeneca. As of the end of the 2025 second quarter, the maximum $75.0 million royalty obligation under the AstraZeneca Termination Agreement had been fully recognized.

[4] *Research and development, selling* and *general administrative* expenses herein do not include certain allocated items, such as stock-based compensation expenses.

[5] *Other segment expenses* primarily consists of allocated facilities, information technology, and employee costs of approximately $14.8 million, $16.9 million and $12.3 million in 2025, 2024 and 2023, respectively.

[6] *Other reconciliation items* includes interest expense, non-cash interest expense related to the sale of future royalties, provision for income taxes and other income, net.

NOTE 18. NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period and excludes any dilutive effects of stock-based awards. Diluted net loss per common share is computed giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options, unvested restricted stock units and ESPP shares issuable pursuant to the current purchase period. As we had net losses for the years ended December 31, 2025, 2024 and 2023, all potential common shares were determined to be anti-dilutive.

The following table sets forth the computation of net loss per common share:

		Year Ended December 31,				
(in thousands, except per share amounts)		**2025**		**2024**		**2023**
Numerator						
Net loss	$	(61,599)	$	(39,136)	$	(66,067)
Denominator						
Weighted average common shares outstanding - basic and diluted		241,034		235,233		219,331
Net loss per share of common stock - basic and diluted	$	(0.26)	$	(0.17)	$	(0.30)

The total numbers of securities that could potentially dilute net income per share in the future that were not considered in the diluted net loss per share calculations because the effect would have been anti-dilutive were as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Options to purchase common stock	29,904	27,800	20,877
Restricted stock units	12,703	7,883	3,086
ESPP shares issuable	165	230	249
Total	42,772	35,913	24,212

The number of potential common shares that would have been included in diluted income per share had it not been for the anti-dilutive effect caused by the net loss, computed by converting these securities using the treasury stock method during the years ended December 31, 2025, 2024 and 2023, was approximately 5.7 million, 9.2 million and 6.3 million, respectively.

NOTE 19. COMMITMENTS AND CONTINGENCIES

Guarantees and Indemnifications

We indemnify each of our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity, as permitted under Delaware law and in accordance with our certificate of incorporation and bylaws. The term of the indemnification period lasts as long as an officer or director may be subject to any proceeding arising out of acts or omissions of such officer or director in such capacity.

The maximum amount of potential future indemnification is unlimited; however, we currently hold director and officer liability insurance, which allows the transfer of risk associated with our exposure and may enable us to recover a portion of any future amounts paid. We believe that the fair value of these indemnification obligations is minimal. Accordingly, we have not recognized any liabilities relating to these obligations for any period presented.

Legal Proceedings and Claims

On December 7, 2021 and March 29, 2022, two verified shareholder derivative lawsuits were filed in the U.S. District Court for the Northern District of California purportedly on behalf of Ardelyx against certain of Ardelyx's executive officers and members of our board of directors, captioned Go v. Raab, et al., Case No. 4:21-cv-09455-HSG, and Morris v. Raab, et al., Case No. 4:22-cv-01988-JSC (together, the Go and Morris actions). The complaints allege that the defendants' violations of Section 14(a) of the Exchange Act, breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets for personally making and/or causing Ardelyx to make materially false and misleading statements regarding the Company's business, operations and prospects. The complaint seeks contribution under Sections 10(b) and 21D of the Exchange Act from two executive officers. On January 19, 2022 and April 27, 2022, the court granted the parties' stipulation to stay the Go and Morris actions, respectively, until resolution of the motion(s) to dismiss in the lawsuits captioned Strezsak v. Ardelyx, Inc., et al., Case No. 4:21-cv-05868-HSG and Siegel v. Ardelyx, Inc., et al., Case No. 5:21-cv-06228-HSG (together, the Securities Class Actions). On October 25, 2022, the parties filed a stipulation to consolidate and stay the Go and Morris actions, and on October 27, 2022, the court consolidated the Go and Morris actions and stayed the consolidated action pending resolution of the anticipated motion(s) to dismiss in the Securities Class Action. The Securities Class Actions were voluntarily dismissed on March 5, 2025. The court dismissed the Go and Morris actions on April 30, 2025.

On July 17, 2024, in partnership with the AAKP and the NMQF, we filed a lawsuit in the U.S. District Court for the District of Columbia against CMS, claiming that CMS has violated its statutory and regulatory authority under MIPPA, which established the ESRD PPS bundled payment system for dialysis services in 2008. Specifically, the lawsuit claims that moving XPHOZAH, along with all oral-only drugs, into the ESRD PPS is inconsistent with MIPPA's statutory provision, and contradicts CMS's own regulations. XPHOZAH and other oral-only drugs are not administered by dialysis providers and cannot be taken during the delivery of maintenance dialysis. On November 8, 2024, the U.S. District Court for the District of Columbia granted defendants' Motion to Dismiss and denied plaintiffs' Motion for Preliminary Injunction, or in the Alternative, for Expedited Summary Judgment. Following the District Court's denial of plaintiffs' Motion to Alter or Amend the Judgment, or in the Alternative, for an Injunction Pending Appeal, plaintiffs filed an Emergency Motion for an Administrative Stay and Injunction Pending Appeal, which was denied by the United States Court of Appeals for the District of Columbia Circuit. Appellants filed an initial brief in the appeal on February 4, 2025; Appellees filed an initial brief on March 6, 2025; and Appellants filed a reply brief on March 27, 2025. Both Appellees and Appellants filed a final brief on April 10, 2025. Oral argument in the case was heard on September 25, 2025.

On August 16, 2024, a complaint was filed against us in the U.S. District Court of Massachusetts, captioned Yarborough v. Ardelyx, Inc., et al., No. 24-cv-12119 (D. Mass.). The complaint names the Company, Michael Raab, and Justin Renz as defendants and alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder, related to our announcement on July 2, 2024 that it had chosen not to file an application for Transitional Drug Add-on Payment Adjustment for XPHOZAH (the Yarborough Action). The plaintiffs seek damages and interest, and an award of costs, including attorneys' fees. The Court appointed Tate Wood as lead plaintiff on October 30, 2024. The lead plaintiff filed an amended complaint on January 13, 2025, in which he added Susan Rodriguez, Laura Williams and Elizabeth Grammer as additional defendants and removed Justin Renz as a defendant. The lead plaintiff purports to bring claims on behalf of all those who acquired Ardelyx common stock between February 22, 2024 and July 1, 2024. Defendants filed a motion to dismiss the amended complaint on March 14, 2025. Plaintiffs filed a response on May 13, 2025. Defendants filed a reply in support of their motion to dismiss on June 23, 2025. A hearing on the motion to dismiss was held on September 25, 2025, and on December 24, 2025, the Court granted defendants' motion to dismiss and issued an order dismissing the case with prejudice. On January 21, 2026, Plaintiffs appealed the District Court's decisions to the United States Court of Appeals for the First Circuit.

On September 6 and 13, 2024, certain Ardelyx shareholders filed two verified derivative complaints purportedly on behalf of the Company in the United States District Court for the District of Massachusetts alleging violations of Sections 10(b) and/or 14(a) of the Exchange Act, breaches of fiduciary duty, unjust enrichment, waste, and aiding and abetting breaches of fiduciary duty against certain members of our board of directors and management based on substantially the same factual allegations in the Yarborough Action. The complaints seek unspecified damages and corporate governance reforms, as well as costs and attorneys' fees. On September 25, 2024, the Court consolidated the two derivative actions into the case In re Ardelyx, Inc. Stockholder Derivative Litigation, Case No. 1:24-cv-12302-LTS (D. Mass.). On November 7, 2024, the Court stayed the consolidated derivative action pending resolution of any and all motion(s) to dismiss in the Yarborough Action. We believe the plaintiffs' claims are without merit.

From time to time, we may be involved in legal proceedings arising in the ordinary course of business. As of December 31, 2025, there is no litigation pending that would reasonably be expected to have a material adverse effect on our results of operations and financial condition.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2025, management, with the participation of our CEO and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including the CEO and the CFO, to allow timely decisions regarding required disclosures.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO and CFO concluded that, as of December 31, 2025, the design and operation of our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that accurately and fairly reflect in reasonable detail the transactions and dispositions of the assets of our company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K. Management based its assessment on criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's assessment of our internal control over financial reporting, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the 2025 fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young LLP, has audited our Financial Statements included in Item 8 of this Annual Report on Form 10-K and has issued a report on our internal control over financial reporting as of December 31, 2025. Their report on the audit of internal control over financial reporting appears below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ardelyx, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Ardelyx, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ardelyx, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of Ardelyx, Inc. as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 19, 2026

ITEM 9B. OTHER INFORMATION

Trading Plans

During the three months ended December 31, 2025, our Section 16 officers and directors adopted or terminated contracts, instructions or written plans for the purchase or sale of our securities as noted below.

Name and Title of Director or Officer	Action	Date	Trading Arrangement Rule 10b5-1*	Non-Rule 10b5-1**	Total Shares Available to be Sold	Expiration Date
John Bishop, Chief Technical and Quality Officer	Adoption	November 6, 2025	X		156,687	November 6, 2026
Michael Raab, President and Chief Executive Officer and Director	Adoption	November 7, 2025	X		500,000	February 15, 2027
Elizabeth Grammer, former Chief Legal Officer	Adoption	November 11, 2025	X		114,638	August 30, 2026
* Intended to satisfy the affirmative defense conditions of Rule 10b5-1(c)						
** Not intended to satisfy the affirmative defense conditions of Rule 10b5-1(c)						

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEMS 10, 11, 12, 13, 14.

As described below, we incorporate by reference in this Annual Report on Form 10-K certain information appearing in the Proxy Statement that we will furnish to our stockholders for our 2026 Annual Meeting of Stockholders.

	Incorporated by Reference to Our Proxy Statement
Item 10. Directors, Executive Officers, and Corporate Governance.	"Executive Officers," "Election of Directors," "Board and Corporate Governance Matters," and "Security Ownership of Certain Beneficial Owners and Management" sections. We have included information regarding our Code of Business Conduct and Ethics and our Insider Trading Policy below.
Item 11. Executive Compensation.	"Compensation Discussion and Analysis" and "Compensation Committee Interlocks and Insider Participation" sections, but exclusive of any information contained under the heading "Pay Versus Performance"
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.	"Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" sections.
Item 13. Certain Relationships and Related Transactions, and Director Independence.	"Certain Relationships and Related Party Transactions" and "Board and Corporate Governance Matters" sections.
Item 14. Principal Accountant Fees and Services.	"Independent Registered Public Accounting Firm Fees" and "Pre-Approval Policies and Procedures" sections.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our officers, directors and employees which is available on our website at www.ardelyx.com. The Code of Business Conduct and Ethics is intended to qualify as a "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K. If we make any amendment to, or waiver from, a provision of our Code of Conduct that we are required to disclose under SEC rules, we intend to satisfy that disclosure requirement by posting such information to our website at www.ardelyx.com. The contents of our websites are not intended to be incorporated by reference into this Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Insider Trading Policy and Procedures

We have an insider trading compliance policy and procedures governing the purchase, sale and other dispositions of our securities that apply to all of our personnel, including directors, officers, employees and other covered persons. We believe that our insider trading compliance policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading policy and procedures is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this report:

    1.   Financial Statements

        See Index to Financial Statements at Item 8 herein.

    2.   Financial Statement Schedules

        All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

    3.   Exhibits

        See the Exhibit Index immediately following this page.

ITEM 16. FORM 10-K SUMMARY

    None.

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
3.1	Amended and Restated Certificate of Incorporation.	8-K	6/24/2014	3.1	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation.	8-K	6/20/2023	3.1	
3.3	Second Amended and Restated Bylaws.	8-K	08/04/2025	3.1	
4.1	Reference is made to Exhibits 3.1 and 3.2.				
4.2	Form of Common Stock Certificate.	S-1/A	6/18/2014	4.2	
4.3	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.				X
10.1(a)	Lease Agreement, dated December 30, 2020, by and between Ardelyx, Inc. and Prospect Fifth Ave, LLC.	10-K	3/8/2021	10.31	
10.1(b)	Amendment Number 2 to Lease Agreement by and between Ardelyx, Inc. and Prospect Fifth Avenue, LLC.	10-Q	5/2/2024	10.3(b)	
10.1(c)	Amendment Number 3 to Lease Agreement by and between Ardelyx, Inc. and Prospect Fifth Avenue, LLC.	10-Q	5/2/2024	10.3(c)	
10.1(d)	Amendment Number 4 to Lease Agreement by and between Ardelyx, Inc. and Prospect Fifth Avenue, LLC.	10-Q	8/4/2025	10.2	
10.2	Lease Agreement, dated October 3, 2024, by and between Ardelyx, Inc. and BMR-Pacific Research Center LP.	8-K	10/9/2024	10.1	
10.3(a)#	Ardelyx, Inc. Amended and Restated 2014 Equity Incentive Award Plan.	10-Q	8/1/2024	10.1	
10.3(b)#	First Amendment to the Ardelyx, Inc. Amended and Restated 2014 Equity Incentive Award Plan.	8-K	06/18/2025	10.1	
10.3(c)#	Form of Stock Option Grant Notice under the Amended and Restated 2014 Equity Incentive Award Plan.				X
10.3(d)#	Form of Stock Option Agreement under the Amended and Restated 2014 Equity Incentive Award Plan.				X
10.3(e)#	Form of Restricted Stock Unit Award Grant Notice under the Amended and Restated 2014 Equity Incentive Award Plan.				X
10.3(f)#	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2014 Equity Incentive Award Plan.				X
10.3(g)#	Form of Non-Employee Director Stock Option Grant Notice under the Amended and Restated 2014 Equity Incentive Award Plan.				X
10.3(h)#	Form of Non-Employee Director Stock Option Agreement under the Amended and Restated 2014 Equity Incentive Award Plan.				X
10.3(i)#	Form of Non-Employee Director Restricted Stock Unit Award Grant Notice under the Amended and Restated 2014 Equity Incentive Award Plan.				X
10.3(j)#	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Amended and Restated 2014 Equity Incentive Award Plan.				X
10.4#	Ardelyx, Inc. Amended and Restated 2014 Employee Stock Purchase Plan.	10-Q	8/1/2024	10.2	
10.5(a)#	Ardelyx, Inc. 2016 Employment Commencement Incentive Plan.	S-8	3/7/2023	99.3	
10.5(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2016 Employment Commencement Incentive Plan.	S-8	11/10/2016	99.2	
10.5(c)#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2016 Employment Commencement Incentive Plan.	S-8	11/10/2016	99.3	
10.5(d)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2016 Employment Commencement Incentive Plan.	S-8	11/10/2016	99.4	

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
			Incorporated by Reference		
10.6#	Form of Indemnification Agreement for Directors and Officers.	S-1/A	6/9/2014	10.7	
10.7#	Second Amended and Restated Executive Employment Agreement, dated April 29, 2025, by and between Ardelyx, Inc. and Michael Raab.	10-Q	5/1/2025	10.1	
10.8#	Offer Letter, dated December 28, 2009, by and between Ardelyx, Inc. and David Rosenbaum, Ph.D.	S-1/A	6/9/2014	10.13	
10.9#	Transition and Separation Agreement, dated November 5, 2025, by and between Ardelyx, Inc. and David Rosenbaum.				X
10.10#	Offer Letter, dated November 21, 2012, by and between Ardelyx, Inc. and Elizabeth Grammer, Esq.	S-1/A	6/9/2014	10.14	
10.11#	Transition and Separation Agreement, dated December 17, 2025, by and between Ardelyx, Inc. and Elizabeth Grammer.				X
10.12#	Offer Letter, dated June 2, 2020, by and between Ardelyx, Inc. and Justin Renz.	10-Q	8/6/2020	10.3	
10.13#	Transition and Separation Agreement, dated August 1, 2025, by and between Ardelyx, Inc. and Justin Renz.	10-Q	10/30/2025	10.1	
10.14#	Form of Amended and Restated Change in Control and Severance Agreement for Executive Officers Other Than CEO.	10-Q	5/1/2025	10.2	
10.15#	Fifth Amended and Restated Non-Employee Director Compensation Program.				X
10.16#	Offer Letter, dated February 13, 2024 by and between Ardelyx, Inc. and Michael Kelliher.	10-Q	5/2/2024	10.29	
10.17#	Offer Letter, dated July 25, 2024 by and between Ardelyx, Inc. and Eric Foster.	10-Q	10/31/2024	10.6	
10.18#	Offer Letter, dated April 10, 2025 by and between Ardelyx, Inc. and James P. Brady.	10-Q	8/4/2025	10.3	
10.19#	Offer Letter, dated September 23, 2025, by and between Ardelyx, Inc. and Susan Hohenleitner.	10-Q	10/30/2025	10.2	
10.20#	Offer Letter, dated June 29, 2025, by and between Ardelyx, Inc. and John Bishop.	10-Q	10/30/2025	10.3	
10.21#	Offer Letter, dated May 29, 2025, by and between Ardelyx, Inc. and Edward Conner.	10-Q	10/30/2025	10.4	
10.22	Commercial Supply Agreement, dated August 7, 2024 and effective as of July 23, 2024, by and between Ardelyx, Inc. and Catalent.	8-K	8/12/2024	10.1	
10.23	Commercial Supply Agreement, dated October 25, 2024, by and among Ardelyx, Inc., Hovione Farmaciência, S.A. and Hovione, LLC.	10-Q	10/31/2024	10.2	
10.24(a)†	License Agreement, dated November 27, 2017, by and between Kyowa Hakko Kirin Co., Ltd. and Ardelyx, Inc.				X
10.24(b)	Amendment Number 1 to License Agreement, dated as of November 27, 2017, by and among Ardelyx, Inc., and Kyowa Kirin Co., Ltd.	10-K	3/2/2023	10.21(b)	
10.24(c)	Amendment Number 2 to License Agreement, dated as of April 11, 2022, by and among Ardelyx, Inc., and Kyowa Kirin Co., Ltd.	8-K	4/11/2022	99.1	
10.25†	License Agreement, dated December 11, 2017, by and between Shanghai Fosun Pharmaceutical Industrial Development Co. Ltd. and Ardelyx, Inc.				X
10.26	Royalty and Sales Milestone Interest Acquisition Agreement dated June 29, 2022, by and between Ardelyx, Inc. and Healthcare Royalty Partners IV, L.P.	10-Q	8/4/2022	10.1	
10.27(a)	Loan and Security Agreement dated February 23, 2022, by and between Ardelyx, Inc. and SLR Investment Corp.	10-Q	5/5/2022	10.1	
10.27(b)	First Amendment to the Loan and Security Agreement dated August 1, 2022, by and between Ardelyx, Inc. and SLR Investment Corp.	10-Q	8/4/2022	10.2	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.27(c)	Second Amendment to the Loan and Security Agreement dated February 9, 2023, by and between Ardelyx, Inc. and SLR Investment Corp.	10-K	3/2/2023	10.24(c)	
10.27(d)	Third Amendment to the Loan and Security Agreement dated October 17, 2023, by and between Ardelyx, Inc. and SLR Investment Corp.	8-K	10/18/2023	10.1	
10.27(e)	Fourth Amendment to the Loan and Security Agreement dated October 29, 2024, by and between Ardelyx, Inc. and SLR Investment Corp.	10-Q	10/31/2024	10.5	
10.27(f)	Fifth Amendment to Loan and Security Agreement, dated June 30, 2025, by and among the Ardelyx, Inc., SLR Investment Corp., as collateral agent, and the lenders party thereto.	8-K	07/03/2025	10.1	
10.28	Exit Fee Agreement dated February 23, 2022, by and between Ardelyx, Inc. and SLR Investment Corp.	10-Q	5/5/2022	10.2	
10.29	Exit Fee Agreement, dated May 16, 2018, by and between the Company and Solar Capital Ltd. and Western Alliance Bank	10-Q	8/7/2018	10.2	
10.30(a)	Manufacturing Services Agreement, dated May 18, 2020, between Ardelyx, Inc. and Patheon Pharmaceuticals Inc.	10-Q	8/6/2020	10.5	
10.30(b)	First Amendment to the Manufacturing Services Agreement dated February 27, 2023, between Ardelyx, Inc. and Patheon Pharmaceuticals Inc.	10-K	3/2/2023	10.27(b)	
10.31	Open Market Sales Agreement, dated January 18, 2023 between Ardelyx, Inc. and Jefferies LLC.	S-3	1/19/2023	1.2	
10.32	Open Market Sales Agreement, dated November 3, 2025 between Ardelyx, Inc. and Jefferies LLC.	S-3	11/3/2025	1.2	
19.1	Ardelyx, Inc. Insider Trading Compliance Policy and Procedures.				X
23.1	Consent of Independent Registered Public Accounting Firm.				X
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.				X
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.				X
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C §1350.				X
97.1	Policy for Recovery of Erroneously Awarded Compensation.	10-K	2/22/2024	97.1	
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				X

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†   Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K. A copy of the omitted portions will be furnished supplementally to the Securities and Exchange Commission upon request.

\#   Indicates management contract or compensatory plan.

*   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Ardelyx, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ardelyx, Inc.

Date: February 19, 2026

By: /s/ Joseph Reilly

Joseph Reilly
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Michael Raab, Susan Hohenleitner, and Joseph Reilly, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this annual report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Raab Michael Raab	President, Chief Executive Officer and Director *(Principal Executive Officer)*	February 19, 2026
/s/ Susan Hohenleitner Susan Hohenleitner	Chief Financial Officer *(Principal Financial Officer)*	February 19, 2026
/s/ Joseph Reilly Joseph Reilly	Senior Vice President and Chief Accounting Officer *(Principal Accounting Officer)*	February 19, 2026
/s/ David Mott David Mott	Chairman of the Board of Directors	February 19, 2026
/s/ Robert Bazemore Robert Bazemore	Director	February 19, 2026
/s/ William Bertrand, Jr. William Bertrand, Jr., J.D.	Director	February 19, 2026
/s/ Muna Bhanji Muna Bhanji, R.Ph.	Director	February 19, 2026
/s/ Onaiza Cadoret-Manier Onaiza Cadoret-Manier	Director	February 19, 2026
/s/ Merdad Parsey Merdad Parsey, M.D., Ph.D.	Director	February 19, 2026
/s/ Richard Rodgers Richard Rodgers	Director	February 19, 2026

SUMMARY OF ABBREVIATED TERMS

Throughout this 2025 Form 10-K, we have used terms which are defined below:

340B Program	Public Health Service's 340B Drug Pricing Program	HCR	HealthCare Royalty Partners IV, L.P.
AAKP	American Association of Kidney Patients	HCR Agreement	Royalty and Sales Milestone Interest Acquisition
ACA	Affordable Care Act	HHS	Department of Health and Human Services
AI Technologies	Artificial intelligence, machine learning and certain automated decision-making technologies	HIPAA	Health Insurance Portability and Accountability Act of 1996, as amended, and regulations
AMP	average manufacturer price	HRSA	Health Resources and Services Administration
ANDA	abbreviated New Drug Application	IBS-C	irritable bowel syndrome with constipation
API	active pharmaceutical ingredient	IND	Investigational New Drug
AstraZeneca	AstraZeneca AB	IRA	Inflation Reduction Act of 2022
ASU	Accounting Standards Update	IRB	Institutional Review Board
CCPA	California Consumer Privacy Act, as amended by the California Privacy Rights Act	IT	information technology
cGMP	current Good Manufacturing Practice	Jefferies	Jefferies LLC
CIC	chronic idiopathic constipation	Kyowa Kirin	Kyowa Kirin Co., Ltd.
CKD	chronic kidney disease	Knight	Knight Therapeutics, Inc.
CME	Chicago Mercantile Exchange	MDRP	Medicaid Drug Rebate Program
CMO	contract manufacturing organization	METiS	METiS Therapeutics, Inc.
CMS	Centers for Medicare & Medicaid Services	MHLW	Ministry of Health, Labour and Welfare
CRO	contract research organization	MIPPA	Medicare Improvements for Patients and Providers Act
Customers	collectively, major wholesalers, specialty pharmacies and GPOs (IBSRELA) and specialty wholesaler (XPHOZAH)	OLC	Oxylanthanum Carbonate
DPF	EU-US Data Privacy Framework	NCE	new chemical entity
EEA	European Economic Area	NDA	New Drug Application
ESPP	Employee Stock Purchase Plan	NHE3	sodium hydrogen exchange 3
ESRD	End-Stage Renal Disease	NMPA	National Medical Products Administration
ESRD PPS	End-Stage Renal Disease Prospective Payment System	NOL	net operating loss
EU Patent Package	European Patent Package	NMQF	National Minority Quality Forum
Exchange Act	the Securities Exchange Act of 1934, as amended	Non-FAMP	Non-Federal Average Manufacturer Price
FASB	Financial Accounting Standards Board	R&D	research and development
FDA	Food and Drug Administration	REMS	Risk Evaluation and Mitigation Strategy
FFDCA	Federal Food, Drug, and Cosmetic Act	RSU	restricted stock units
Fosun Pharma	Shanghai Fosun Pharmaceutical Industrial Development Co. Ltd.	SLR	SLR Investment Corp.
FSS	Federal Supply Schedule	SEC	Securities and Exchange Commission
FTC	Federal Trade Commission	SOFR	Secured Overnight Financing Rate
GCP	Good Clinical Practice	TDAPA	Transitional Drug Add-on Payment Adjustment
GDPR	European Union General Data Protection Regulation	UPC	European Unified Patent Court
GLP	Good Laboratory Practice	U.S.	United States
GPO	group purchasing organization	USPTO	U.S. Patent and Trademark Office
GTN	gross-to-net	VA	Department of Veterans Affairs

